As filed with the Securities Exchange Commission on January 8, 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EXETER FINANCE CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6141	83-1335573
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Exeter Finance Corporation

222 W. Las Colinas Blvd., Suite 1800

Irving, Texas 75039

(214) 572-8278

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jason Grubb

Chief Executive Officer

Exeter Finance Corporation

222 W. Las Colinas Blvd., Suite 1800

Irving, Texas 75039

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Laura Kaufmann Belkhayat, Esq. David C. Ingles, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000 Facsimile: (212) 735-2000	Joshua Ford Bonnie, Esq. William R. Golden III, Esq. Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, D.C. 20001 Telephone: (202) 636-5500 Facsimile: (202) 636-5502

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting	☐
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Class A Common Stock, $ 0.0001 par value per share	$100,000,000	$12,120

(1)	Includes shares which may be sold pursuant to the underwriters’ option to purchase additional shares, solely to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS, DATED                 , 2019

                 Shares

Exeter Finance Corporation

Class A Common Stock

$        per share

This is an initial public offering of shares of Class A common stock of Exeter Finance Corporation. We are offering                  shares of our Class A common stock. The selling stockholders identified in this prospectus are offering                  shares of our Class A common stock. We intend to contribute all of the proceeds to us from this offering to purchase newly-issued limited liability company units from Exeter Finance LLC, our subsidiary. Exeter Finance LLC intends to use the net proceeds from our issuance and sale of                  shares of our Class A common stock (or     % of the net proceeds from this offering), or                  shares of our Class A common stock (or     % of the net proceeds from this offering) if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments, to purchase an equivalent number of limited liability company units of Exeter Finance LLC from holders thereof. In addition, Exeter Finance LLC will use     % of the net proceeds from this offering to pay the expenses of this offering and     % of the net proceeds from this offering for general corporate purposes. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $        and $        per share. Upon the completion of this offering, we will have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which has one vote per share.

Our charter contains certain restrictions pursuant to which no stockholder or group (other than The Blackstone Group L.P. and its affiliates) shall be permitted to vote more than 9.99% of the total voting power of our capital stock without certain required regulatory approvals. See “Description of Capital Stock—Common Stock.”

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange (“NYSE”) NYSE. See “Management—Controlled Company Exception.”

We intend to apply to have our Class A common stock listed on the NYSE under the symbol “XTF.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to us before expenses(a)	$	$
Proceeds to the selling stockholders before expense	$	$

(a)	See “Underwriting” for additional compensation to be paid to the underwriters.

We and the selling stockholders have granted the underwriters the option to purchase up to an additional                  shares of Class A common stock, solely to cover over-allotments, if any.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2019 through the book-entry facilities of The Depository Trust Company.

Citigroup	Wells Fargo Securities

Prospectus dated                 , 2019

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters are offering to sell, and seeking offers to buy, our shares only in jurisdictions where offers and sales thereof are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our shares. Our business, prospects, financial condition and results of operations may have changed since that date.

i

ABOUT THIS PROSPECTUS

Basis of Presentation

In connection with the consummation of this offering, we will effect certain reorganizational transactions, which we refer to collectively as the “Reorganization Transactions.” Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the Reorganization Transactions and the consummation of this offering. See “Organizational Structure” in this prospectus for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions and the consummation of this offering.

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “Exeter” and similar references refer, unless otherwise indicated or the context otherwise requires: (i) prior to the consummation of the Reorganization Transactions and the consummation of this offering, to Exeter Finance LLC and its consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and the consummation of this offering, to Exeter Finance Corporation, the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries, including Exeter Finance LLC. We also refer to Exeter Finance Corporation as the “Issuer”; and

•	“Blackstone” refer to certain investment funds affiliated with The Blackstone Group L.P.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Average balances are calculated as the sum of month end balances for the period divided by the number of month end balances. For example, 2017 annual average total assets represents the month end total assets balances for December 2016 through December 2017 divided by thirteen periods.

Market, Industry and Other Data

Market, industry and other data used in this prospectus has been obtained from independent industry sources and publications, including the following:

•	Federal Reserve Bank of New York;

•	Bureau of Labor Statistics;

•	Manheim, Inc.;

•	JD Power PIN Navigator; and

•	Experian Information Solutions, Inc. (“Experian”).

The information supplied by J.D. Power and Associates’ Information Network (“PIN”) is based on data believed to be reliable but is neither all-inclusive nor guaranteed by PIN. Without limiting the generality of the foregoing, specific data points may vary considerably from other information sources. Any opinions expressed herein reflect the judgment of Exeter at this date and are subject to change.

For purposes of this prospectus, we categorize the prime segment as consumers with FICO® Scores of 660 and above, the super prime segment as a portion of consumers within the prime segment with FICO® Scores of 720 and above, the non-prime segment as consumers with FICO® Scores below 660 and the sub-prime segment as consumers with FICO® Scores below 620.

FICO® is a registered trademark of Fair Isaac Corporation in the United States and other countries. FICO® Scores are provided by Fair Isaac Corporation and are designed to measure the likelihood that a consumer will pay his or her credit obligations as agreed.

Market data and industry statistics and forecasts used throughout this prospectus are based on the good faith estimates of management, which in turn are based upon management’s reviews of independent industry publications, reports by market research firms, and other independent and publicly available sources. Unless we indicate otherwise, market data and industry statistics used throughout this prospectus are for the year ended December 31, 2017. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. See “Forward-Looking Statements” in this prospectus.

Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

Trademarks, Service Marks and Trade Names

We own or license the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

Glossary of Selected Terms

This Glossary includes acronyms and defined terms that are used throughout this prospectus.

AGR—Average gross receivables related to retail installment contracts on our consolidated balance sheets.

AMR—Average managed gross receivables related to retail installment contracts include retail installment contracts on our consolidated balance sheets and retail installment contracts we service for third parties.

APR—Annual percentage rate related to retail installment contracts.

Charge-offs—Represents the carrying amount of a retail installment contract that has been discharged in order to remove the retail installment contract from our consolidated balance sheet at the time of resolution, regardless of when the impact of the credit loss was recorded on our Consolidated Statements of Operations.

Credit enhancement—A financial arrangement, such as overcollateralization, cash reserve account, excess spread, insurance or a third party guarantee, that is designed to reduce credit risk by partially or fully compensating an investor in the event of specified losses.

Delinquency—A failure to make timely payments of principal and/or interest on a retail installment contract.

FICO®—FICO® is a registered trademark of Fair Isaac Corporation in the United States and other countries. FICO® Scores are provided by Fair Isaac Corporation and are designed to measure the likelihood that a consumer will pay his or her credit obligations as agreed. Our credit score data is based on FICO® Scores. FICO® Scores are currently the most commonly used credit scores by lending institutions. FICO® Scores are ranked on a scale of approximately 300 to 850 points, with a higher value indicating a lower likelihood of credit default. A consumer may also have a zero credit score due to a limited credit history. The FICO® Scores presented in our reports represent the FICO® Scores of the consumer at either the time of the retail installment contract origination or our purchase and may not be indicative of the current credit worthiness of the consumer.

LIBOR—London Interbank Offered Rate.

LTV ratio—Loan-to-value ratio—The ratio of the amount financed to the value of the automobile that serves as collateral for the retail installment contract, expressed as a percentage at the time the retail installment contract is acquired.

Managed portfolio—Refers to our portfolio of purchased retail installment contracts reflected on our consolidated balance sheets as well as retail installment contracts we service for third parties.

Manheim Used Vehicle Value Index—The Manheim Used Vehicle Value Index is used by both financial and economic analysts as an indicator of pricing trends in the used vehicle market. By applying statistical analysis to its database of more than five million used vehicle transactions annually, Manheim has developed a measurement of used vehicle prices that is independent of underlying shifts in the characteristics of vehicles being sold.

Non-accrual loan—A retail installment contract for which we are not accruing interest income. We place retail installment contracts on non-accrual status when we believe collectability of principal and interest in full is not reasonably assured, which generally occurs when a retail installment contract is more than 60 days past due or is in bankruptcy status.

Non-prime—Generally refers to the credit risk classification of a retail installment contract. There is no universally accepted definition of non-prime. The non-prime segment of the automobile industry primarily serves consumers with poorer credit payment histories and such retail installment contracts typically have a mix of credit characteristics that indicate a higher likelihood of default and higher loss severities than prime retail installment contracts, including those consumers with sub-prime FICO® Scores. Such characteristics might include, among other factors, a combination of high LTV ratios, low down payments, limited credit histories or low credit scores. In this prospectus, we refer to consumers with FICO® Scores of less than 660 as “non-prime consumers.”

Overcollateralization—A credit enhancement method whereby excess collateral is posted to obtain financing.

Performing retail installment contracts—Retail installment contracts where the consumer is 60 days or less past due, and not in bankruptcy or repossession.

Retail installment contracts—Consist of retail installment contracts originated by automobile dealers for assignment to Exeter. Our contracts are originated in accordance with Exeter’s credit policies. The obligors under our contracts are primarily consumers who have experienced prior credit difficulties and generally have credit bureau scores ranging from 450 to 670.

Risk adjusted return—Risk adjusted return is the financial return Exeter’s investment has made relative to the risk incurred where higher financial returns are required for higher risk loans and lower financial returns are required for lower risk loans.

TDR—Troubled debt restructuring. A restructuring of a debt constitutes a TDR if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. For Chapter 13 bankrupt consumer accounts, a concession is considered granted when the plan terms (loan balance, rate payment, and remaining term) are confirmed with the bankruptcy court. For all other loans, a TDR is defined as: (i) a loan that has received cumulative payment extensions, or other modifications, in an amount that totals 10% or more of the loan balance at the time of the most recent modification; and, (ii) subsequently the consumer account becomes more than 60 days past due at the end of the quarter.

Trusts—Special purpose financing vehicle utilized in our securitized financing transactions.

UPB—Unpaid principal balance.

Vintage analysis—A method of evaluating the credit quality of a loan portfolio by analyzing net charge-offs in a given loan pool where the loans share the same origination period. It allows the financial institution to calculate the cumulative loss rates of a specific loan pool, thereby determining the loan pool’s lifetime expected loss experience.

Warehouse facility—A revolving line of credit generally used to fund retail installment contract originations.

Yield curve—A graphical display of the relationship between yields and maturity dates for bonds of the same credit quality.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in shares of our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section immediately following this summary, the consolidated financial statements and the related notes thereto and management’s discussion and analysis thereof included elsewhere in this prospectus, before making an investment decision to purchase our Class A common stock.

Our Company

We are an industry leading, full-service, technology and data-driven specialty finance company, operating in the U.S. automobile finance market since April 2006. Our business is to underwrite, purchase, service, and securitize retail installment contracts, which we refer to as either retail installment contracts or auto loans, from automobile dealers. We service auto loans that we own, as well as auto loans owned by third parties. Through our retail installment contract purchases, we provide indirect financing for new and used vehicles, primarily to consumers with FICO® Scores of less than 660, which we refer to as non-prime consumers, with a particular focus on consumers with FICO® Scores of less than 620, which we refer to as sub-prime consumers. We serve as a source of financing for automobile dealers, facilitating vehicle sales to consumers with non-prime, including sub-prime, FICO® Scores, and as such we provide financing to underserved consumers. We believe having a personal vehicle is mission-critical for many of these consumers, particularly in serving as a means of transportation for employment, therefore consumers prioritize re-paying these auto loans.

We are led by an experienced management team, including our Chief Executive Officer, Jason Grubb, who joined us in 2016 and brings 27 years of experience in the automobile finance industry. Our management team is focused on executing our strategy of generating appropriate risk-adjusted financial returns by optimizing pricing across credit tiers, resulting in improving risk-adjusted yields and stabilizing default frequency, while gaining operating efficiency through increasing portfolio scale, enhanced automation and ongoing process optimization.

As of September 30, 2018, we had a $4.0 billion managed portfolio of retail installment contracts with an average FICO® Score at origination of 567, of which 78% was comprised of used auto loans. For the nine months ended September 30, 2018, we purchased $1.8 billion of retail installment contracts with an average FICO® Score of 568, of which 76% was comprised of used auto loans. In addition, for the nine months ended September 30, 2018, we generated $57.4 million of net income, compared to $12.1 million for the nine months ended September 30, 2017.

From retail installment contract underwriting and purchasing through servicing, our comprehensive end-to-end operating platform is rooted in technology-enabled processes that leverage our extensive automobile finance industry knowledge and non-prime consumer data. Our centralized, automated consumer credit application process, coupled with dynamic risk-adjusted pricing and predictive loss forecasting, seeks to achieve consistent risk-adjusted financial returns on a loan by loan basis. Our customized third-party model-driven underwriting technology enables us to return a credit decision to dealers typically within 30 seconds. We also employ established centralized account management policies to determine appropriate account treatment, driving efficiencies in servicing along with fair and consistent treatment of consumers.

We believe our earnings growth is evidence that our extensive data and advanced analytics enhance our retail installment contract origination, servicing and risk management operating platform. Furthermore, we believe our operating platform and associated technologies are readily scalable, efficiently supporting continued growth and providing substantial operating leverage, without compromising our credit performance.

We have a robust and diverse funding structure with established capital markets access to support our automobile finance lending operations. This includes:

•	a $1.75 billion three year warehouse facility with four commercial banks;

•	$8.6 billion of asset-backed term securitization (“ABS”) issuances across 19 transactions since 2012 and through September 30, 2018;

•	a $175.0 million unsecured note issued in June 2018 and due in June 2023; and

•	a servicing-retained forward flow sale agreement with an institutional investment group for the sale of up to $900.0 million of retail installment contracts through March 2020.

Our Origination Channels

We focus our automobile dealer marketing efforts across differentiated and diverse origination channels, each with attractive expected levels of risk-adjusted financial returns, that we believe improve optionality in varying market environments.

As of September 30, 2018, we had relationships with approximately 276,000 consumers and approximately 10,500 dealers across 49 states. We also have strong partnerships with select large dealer groups, OEM captive finance companies (“Captives”) and banks, and are currently seeking partnerships with Original Equipment Manufacturers (“OEMs”). These partnerships provide us broad and diverse access to profitable origination channels.

Our Core Channels consist of:

•	Franchise Dealers—This channel primarily consists of single individual owner-dealers that have one or more locations, typically located in close proximity to one another.

•	Franchise Dealer Groups—These groups are typically corporate-owned, feature several regional or national locations and generally operate with strong dealer oversight and collateral standards.

•

Independent Used Car Dealers—Used car dealerships unaffiliated with an OEM comprise this channel. We seek relationships with large Independent Used Car Dealers with strong established retail installment contract performance.

Our Strategic Partnership Channels consist of:

•

Independent Dealer Group Partnership—Consumer credit applications that are not approved by the dealer captive finance company are passed directly to us and select other lenders. We believe that retail installment contracts purchased from our Independent Dealer Group Partnership benefit from a limited amount of competing lenders.

•

Captive Partnerships—Consumer credit applications that do not fit a Captive’s underwriting criteria and/or risk appetite are forwarded to us directly from that Captive. Receiving applications prior to other lenders generally improves our retail installment contract capture rates and lowers origination costs.

•

OEM Partnership—We seek to establish OEM partnerships that may offer select participating lenders general market incentives (a subsidy provided by the OEM to the lender which is passed through to the consumer or the sourcing dealer) or may receive direct pay subvention on select vehicle makes and models. We believe subvention generally increases retail installment contract capture rates, as other lenders are not provided the same credit subsidy.

•

Bank Partnership—We receive consumer credit applications from a bank partner when they do not fit that bank’s underwriting criteria and/or risk appetite. Sourcing consumer credit application volume through these partnerships is operationally efficient and allows bank partners to broaden and deepen their automobile dealer product offerings.

We establish relationships within our Core Channels through our dealer sales managers (“DSMs”), who contact prospective dealers to explain our retail installment contract purchase programs and thereafter provide ongoing dealer training and support services. Our DSMs represent us exclusively and manage dealer relationships within targeted geographic areas.

Our Strategic Partnership Channels are supported by our centralized team and dedicated staff. These relationships value incremental sales, specifically in the non-prime automobile financing market, and work with us to maximize these incremental sales opportunities.

We believe our technology-based platform facilitates our integration with dealers and other retail installment contract originators, positioning us to expand our dealer and partnership relationships in the large and fragmented non-prime automobile financing market.

The charts below show the increase in volume of our originations since 2016 and the contribution of each of our origination channels between our Strategic Partnership Channels and Core Channels.

Originations

2016	2017	Nine Months Ended September 30, 2018

Total Volume: $1.3 Billion	Total Volume: $1.7 Billion	Total Volume: $1.8 Billion

Our Strengths

We believe the following strengths support our ability to capitalize on the growth prospects for our business.

Well Positioned in a Large and Fragmented Market

We provide indirect automobile financing to underserved consumers that do not typically have access to prime credit terms for the purchase of new and used vehicles. Our consumers are dependent upon these vehicles for transportation to work, school, and other essential daily requirements, making the demand for non-prime financing a critical component of the consumer finance market for vehicle purchases. The non-prime automobile financing market represents a large addressable opportunity in a competitive landscape that is highly fragmented.

•	There were over $400.0 billion of total auto loan outstanding balances with a FICO® Score at origination of less than 660 as of September 30, 2018 (Experian, September 2018).

•

For the nine months ended September 30, 2018, originations with a FICO® Score lower than 660 totaled over $141.0 billion. From 2012 to 2018, annual originations with a FICO® Score lower than 660 averaged $169.5 billion (New York Federal Reserve Bank Consumer Credit Panel, November 2018).

•

The largest participant in the sub-prime automobile finance space had market share of less than 20%, only four individual lenders had greater than a 5% market share and the top 10 lenders had market share of less than 65% in the aggregate in the third quarter of 2018 (J.D. Power and Associates’ Power Information Network PIN, September 2018).

We believe the large and fragmented nature of the non-prime automobile finance market, coupled with our growing market position and scalable operating platform, supports our ability to profitably grow our business.

Full-service, Scalable Automobile Financing Platform

We have developed a full-service automobile financing platform with underwriting, purchasing, credit risk management, compliance, and servicing capabilities to support our growth strategy. With primary operations in Irving, Texas, we employ a centralized approach across functions to support our efficient, disciplined and compliance-focused operations. We have made significant investments in staffing, processes and customized systems. Our corporate infrastructure is designed to scale efficiently, and we believe we can support a significantly larger portfolio at a modest marginal operating cost, providing the opportunity to meaningfully increase operating leverage.

Centralized Data-Driven Processes and Technology Drive Strong and Predictable Performance

Our operating discipline, which leverages centralized, automated data-driven processes and technology, has driven strong performance as demonstrated by our increased net income, stabilized credit performance and overall improved profitability. In particular, we have improved our ability to forecast unit losses, which we believe enables us to price appropriately on a risk-adjusted basis, and reduces volatility in financial results.

We have developed proprietary software applications across our platform, including underwriting and servicing, that we believe are highly effective and that leverage nearly 12 years of consumer behavior data across varying credit cycles. We believe these applications enhance our ability to effectively monitor and manage risk on a real-time basis and at a highly granular level, including, but not limited to, origination vintage, channel, dealer, and vehicle collateral.

Our expansive data—both internally generated and from third-party providers—is used to adapt our pricing, servicing and credit risk management models to incorporate and reflect evolving consumer behavior and product performance.

Experienced Management Team

Our senior management team consists of professionals with deep experience in the automobile finance industry who combine sector-specific origination and transaction expertise with operations, business strategy and infrastructure development skills. Our senior management team has approximately 20 years of experience, on average, in the automobile finance industry, including managing credit risk and servicing retail installment contracts through multiple economic cycles.

Led by our Chief Executive Officer, Jason Grubb, who has over 27 years of experience in the automobile finance industry, our management team has an established track-record at market leading automobile finance companies of building and leading multi-billion dollar automotive finance businesses.

Access to Robust Financing Markets to Fund Growth

To fund new retail installment contract purchases, we rely primarily on our warehouse facility and the ABS market. Currently, we have a $1.75 billion warehouse facility that matures in June 2021. Since 2012, we have successfully executed 19 ABS transactions totaling $8.6 billion in total bond issuances. Our ABS program’s senior tranches have recently received the highest investment grade rating from national rating agencies, which we believe enhances our access to ABS capital and improves terms.

Historically, the secured lending markets for non-prime retail installment contracts have been deep and liquid, with accessibility maintained throughout different economic cycles. For example, automotive ABS issuances continued during the economic downturn in 2008 and 2009, enabling lenders to support new originations. We believe our reputation with lenders and track record enhance our ability to access funding and liquidity through varying economic cycles.

In addition, in the first quarter of 2018, we established a servicing-retained forward flow sale agreement with an institutional investment group, under which we have executed three retail installment contract portfolio sales. For the nine months ended September 30, 2018, we received approximately $270.2 million in cash proceeds from these loan sales, resulting in a $13.7 million gain. The forward flow sale agreement is a two-year contract through which we plan to sell a representative sample of approximately 17% of our new retail installment contract purchases each quarter through March 2020 and retain a servicing fee of approximately 3% on the outstanding balances of the portfolios sold. This arrangement offers an additional source of liquidity to fund operations and provides an attractive incremental source of fee income to supplement our automobile finance business.

Attractive Financial Profile Positioned for Continued Earnings Growth

We have achieved substantial growth in profits with net income for the nine months ended September 30, 2018 and 2017 of $57.4 million and $12.1 million, respectively. In 2016, under our new management team, we completed a transition from a top-line, revenue-based strategy focused on increasing volume and market share to a strategy more focused on profitability. This involved focusing on profitable pricing and optimal contract terms utilizing our automated underwriting capabilities, as well as eliminating underperforming dealers and focusing more on partnership channels. We estimate that by the end of fiscal year 2018, approximately 85% of our portfolio will be comprised of 2016 and more recent originations. We believe our scalable, technology and data-driven platform provides for further meaningful upside, spurred by three core drivers:

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Phasing-in of Improved Vintage Economics—As legacy vintages that were originated prior to the launch of our new strategy in early 2016 mature or are repaid, our portfolio is being replenished with more recent origination vintages anticipated to be more profitable, providing meaningful incremental earnings growth as the portfolio turns over. For instance, for the nine months ended September 30, 2018 and 2017, our yield on loan receivables was 20.64% and 19.81%, respectively, and for the years ended December 31, 2017, 2016 and 2015, our yield on loan receivables was 19.37%, 18.55%, and 18.42%, respectively.

•

Platform Scalability—Our incremental operating leverage is driven by: (i) operating discipline; (ii) system and process enhancements; (iii) continued emphasis on growth of cost-efficient partnerships; and (iv) portfolio growth. We believe our platform can support growth of the portfolio without significant incremental corporate and system infrastructure costs.

•

Origination Volume Growth—We believe there is potential for balance sheet growth through the expansion of our core dealer base and dealer group program, coupled with the continued expansion of our partnership programs. We also believe our large addressable market and the fragmented nature of the industry provide meaningful opportunity for continued growth. Exeter’s market share of outstanding sub-prime retail installment contracts was 2.8%, according to J.D. Power and Associates’ Power Information Network PIN as of September 30, 2018.

Our Business and Growth Strategy

Our primary goal is to create stockholder value by leveraging our systems, data, liquidity, management knowledge and industry experience to grow profitably within our industry while efficiently and effectively deploying our capital and funding. We seek to continue growth in earnings through increased market penetration in our Core Channel with both new and existing dealerships and increased volume in our Strategic Partnership Channel.

We believe we are a key player in the U.S. non-prime automobile finance market, with multiple origination channels and a deep understanding of consumer credit behavior across operating environments.

Organic Growth with Both New and Existing Dealerships

We intend to leverage our existing infrastructure to grow our market share with new and existing dealer relationships. Our market opportunities include:

•	increasing penetration within the approximately 4,000 unsigned franchise dealers in Exeter’s credit space; and

•	improving market share with existing dealer relationships through continued program improvements and increased service levels.

Expansion and Maturation of our Partnership Channel

We currently have partnerships with two large Captives, one bank partner and one large used car dealer group, whereby we review credit applications they have declined due to the prospective consumers not meeting their credit profile criteria. These applications are forwarded to us for a credit decision and in certain circumstances, before the origination sourcing dealership markets the application with our competitors.

We benefit from our partners’ application volumes and consumer brand awareness, while the partner leverages our underwriting and funding capabilities in serving this market segment. These partnerships provide us with attractive incremental new origination opportunities with the potential for growth in originations, improved efficiency through higher capture rates, and in certain cases, the ability to receive subvention revenue.

We believe our technology-based operating platform facilitates integration with other originators, positioning us well for further growth opportunities.

Our Market

According to the Federal Reserve Bank of New York, the non-mortgage consumer finance industry in the United States has approximately $4.4 trillion of outstanding borrowings as of the third quarter of 2018, including vehicle loans, credit cards, home equity lines of credit, private student loans and personal loans. Since the 2008–2009 U.S. economic downturn, there has been a significant increase in demand for consumer financing, particularly to finance vehicle sales.

Q3 2009 Non-Mortgage Consumer Debt Outstanding	Q3 2018 Non-Mortgage Consumer Debt Outstanding
$3.3 Trillion Outstanding	$4.4 Trillion Outstanding

Source: Federal Reserve Bank of New York, Q3 2018 Report on Household Debt and Credit

We focus on the U.S. automobile finance segment of the U.S. consumer finance market. According to Experian, as of September 30, 2018, there were approximately $1.2 trillion of auto loans outstanding with respect to new and used vehicles, with finance companies increasing their market share from 11% in 2009 to 17% in 2018. Finance companies and credit unions have benefited from the market dislocation caused by U.S. financial institutions reducing their non-prime auto lending and tighter lending standards at U.S. banks, according to the Federal Reserve’s Senior Loan Officer Survey.

Auto Loans Outstanding ($ billions)

Source: Experian, “State of the Automotive Finance Market.” Information above includes auto loans outstanding with respect to both new and used vehicles.

The new and used sub-prime automobile finance market is highly fragmented, with no individual lender having more than 20% market share, only four individual lenders having greater than a 5% market share and the top 10 lenders having market share of less than 65% in aggregate in the third quarter of 2018, as defined by JD Power PIN Navigator. Over this period, Exeter’s market share of outstanding sub-prime retail installment contracts was 2.8%, which ranked 8th among lenders behind two banks, three captives and two other finance companies (J.D. Power and Associates’ Power Information Network PIN, for the nine months ended September 30, 2018).

According to Experian, “State of the Automotive Finance Market,” as of September 30, 2018, approximately 38% of loan balances related to auto loans for both new and used vehicles were made to non-prime consumers, equating to over $400.0 billion in auto loans outstanding. Further growth may occur within this target consumer segment upon, for instance, potential expansion among millennials with newly developing credit histories.

Auto Loans Outstanding by FICO® Score ($ billions)

Source: Experian, “State of the Automotive Finance Market.” Information above includes auto loans outstanding with respect to both new and used vehicles.

Sub-prime used car financing comprises the majority of our business. According to Experian, “State of the Automotive Finance Market,” as of September 30, 2018, used automobiles accounted for 54% of total automobiles sold in the United States in 2018, with approximately 53% of used car purchases financed. In addition, more than 49% of the loans in the used automobile finance space were extended to non-prime consumers, which includes sub-prime consumers.

Non-prime retail installment contracts typically produce higher yields and experience higher credit losses than retail installment contracts with prime credit score consumers. Effectively pricing loans in the non-prime market requires a level of experience, industry knowledge and a data-driven adaptive operating platform.

Overall, the U.S. vehicle sales market is large and has experienced significant recent growth supported by positive fundamentals for the U.S. consumer:

•	The U.S. unemployment rate has fallen to 3.7%, one of the lowest levels since April 2000 (Bureau of Labor Statistics, September 2018).

•

The U.S. Energy Information Administration forecasts that gasoline prices will average $2.73 per gallon in 2018 and $2.50 per gallon in 2019, up from $2.42 per gallon in 2017 but meaningfully lower from the roughly $3.50 per gallon experienced from 2011 throughout 2014. (U.S. Energy Information Administration, September 2018).

•	U.S. Real GDP is expected to grow at a rate of 2.9% in 2018 and 2.6% in 2019 (Bloomberg, November 2018).

•	The U.S. consumer confidence index sits at 135.7 and remains near ten-year highs (Conference Board: Consumer Confidence Survey, November 13, 2018).

•	The U.S. household Debt Service Ratio remains well below historical averages in the current economic cycle (Federal Reserve, November 30, 2018).

Resiliency of Automobile Financing Industry

Auto loans performed well during the 2008-2009 financial crisis and were less adversely impacted than other consumer lending products. We believe this performance was largely attributable to the following factors:

•	the strength of the used vehicle market;

•	the strength of leased vehicle residual values which represent the estimated wholesale value of the vehicle at the end of the lease term;

•	the importance that automobiles serve in consumers’ everyday lives; and

•	the ability to locate, repossess, and sell a vehicle to mitigate losses on defaulted auto loans.

The automobile finance industry has historically been cycle-resilient as consumers rely on vehicles for mission-critical tasks in their everyday lives (e.g., commuting to work). The strength and resiliency of the automobile finance industry was exhibited throughout the 2008-2009 financial crisis through a variety of metrics, including:

•	S&P did not downgrade any sub-prime auto loan ABS bonds during the financial crisis, according to Capital IQ rating actions reports.

•

As exhibited by the Manheim Used Vehicle Index, a measure of wholesale used car prices adjusted by their mileage or vintage, the overall used car market has shown strength and resiliency. The Manheim Used Vehicle Index has recently been well above historical norms and, during the economic downturn, it rebounded in nine months while the broader economy took several years to rebound. This strength in the used car market reflects the importance of vehicles to U.S. consumers.

Manheim Used Vehicle Index

Source: Manheim, Inc. November 2018

Note: Indexed to a basis of 100 at 1995 levels.

•

The automobile finance industry demonstrated significant outperformance compared to other relevant consumer asset classes. For example, the automobile finance industry outperformed the mortgage market in terms of both origination and delinquency rates during such period.

90+ Day Delinquency Rate (Q4)	Subprime Originations (<620 FICO® Score)

(a) CAGR - Compound Average Growth Rate Source: Federal Reserve Bank of New York

Risk Factors

Investing in our Class A common stock involves substantial risks, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks, including those that are generally associated with operating in the automobile finance industry. Some of the more significant risks include the following:

•	We need substantial liquidity to operate our business.

•	We depend on our ability to securitize our portfolio of retail installment contracts to provide permanent financing for these contracts.

•	Our profitability and financial condition could be materially adversely affected if the value of used cars declines resulting in lower recoveries in sales of repossessed vehicles.

•	We depend on cash flows from our residual interests in our securitization program and our warehouse credit facility.

•	If a significant number of our retail installment contracts experience defaults, our results of operations and liquidity may be impaired.

•

Our consolidated results of operations and financial condition and our consumers’ ability to make payments on their retail installment contracts have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

•	Our allowance for credit losses and impairments may prove to be insufficient to absorb losses inherent in our retail installment contracts portfolio.

•	If we default in our servicing obligations, a servicer termination event could occur with respect to the relevant asset-backed securities, and we could be replaced as servicer.

•	If an increase in interest rates results in a decrease in our cash flows from excess spread, our results of operations may be impaired.

•	If we are unable to compete successfully with our competitors, our results of operations may be impaired.

•

Our indebtedness is significant, which could affect our ability to meet our obligations under our debt instruments and could materially and adversely affect our business and ability to react to changes in the economy or our industry.

•

Loss of our key management or other personnel, or an inability to attract such management and other personnel, could materially and adversely affect our business, financial condition and results of operations.

•	Poor portfolio performance may trigger credit enhancement provisions in our warehouse facility or securitizations.

•

Negative changes in the business of the OEMs with which we seek strategic relationships or of our other strategic partners, including the Independent Dealer Group, could materially and adversely affect our business, financial condition and results of operations.

•	Immediately following this offering, Blackstone and its affiliates will control us and their interests may conflict with ours or with other stockholders in the future.

•

Upon the listing of our shares of Class A common stock on the                 , we will be a “controlled company” within the meaning of                rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, investors will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•	Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

State licensing laws and regulations may delay, discourage or otherwise impede investors from purchasing our Class A common stock.

Before you participate in this offering, you should carefully consider all of the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Summary of Offering Structure

As used in this prospectus, “existing owners” refers, collectively, to the indirect equity owners of Exeter Finance LLC, including affiliates of Blackstone, prior to the Reorganization Transactions; “Continuing LLC Owners” refers to those existing owners who will retain after the Reorganization Transactions equity ownership in both Exeter Finance LLC in the form of common units (“LLC Units”) and Exeter Finance Corporation in the form of Class B common stock; “Continuing Common A Owners” refers to those existing owners who will retain after the Reorganization Transactions equity ownership in Exeter Finance Corporation in the form of Class A common stock; and the “Issuer” refers to Exeter Finance Corporation, the issuer of the Class A common stock offered hereby.

Prior to this offering, we will execute a series of transactions, which we refer to herein as the “Reorganization Transactions” (as more fully described under “Organizational Structure—Reorganization Transactions”), such that subsequent to the Reorganization Transactions and this offering, we will conduct our business through what is commonly referred to as an Umbrella Partnership—C Corporation or “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.

The Up-C structure allows existing owners of a partnership or limited liability company to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for income tax purposes following an initial public offering.

Following the consummation of the Reorganization Transactions, Exeter Finance Corporation will be a holding company and its sole principal asset will be its equity interest in Exeter Finance LLC, the “operating partnership.” Exeter Finance Corporation will operate and control all of the business and affairs and consolidate the financial results of Exeter Finance LLC and its subsidiaries. Prior to the completion of this offering, Exeter Finance LLC will amend and restate its limited liability company agreement (the “New LLC Agreement”) to, among other things, modify its capital structure by converting the different classes of interests currently held by its existing owners into two classes of limited liability company interests of Exeter Finance LLC. Pursuant to the New LLC Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right to exchange their LLC Units, together with an equal number of shares of Class B common stock of Exeter Finance Corporation, for shares of Exeter Finance Corporation’s Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at the option of Exeter Finance LLC (such determination to be made by the independent members of our Board of Directors acting on our behalf in our capacity as managing member of Exeter Finance LLC).

See “Risk Factors—Risks Related to Our Organization and Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions” in this prospectus.

The simplified diagram below depicts our organizational structure immediately following the Reorganization Transactions and this offering, assuming no exercise by the underwriters of their over-allotment option.

Corporate Information

Exeter Finance Corporation was incorporated in the State of Delaware on July 20, 2018. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with our incorporation and with the Reorganization Transactions described under “Organizational Structure.” Our principal executive offices are located at 222 W. Las Colinas Blvd., Suite 1800, Irving, TX 75039, our telephone number is (214) 572-8278, and the address of our website is www.exeterfinance.com. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.

Our Sponsor

The Blackstone Group L.P., one of the world’s leading global investment and advisory firms, was founded in 1985. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized obligation vehicles and closed-end mutual funds. Blackstone also provides various financial advisory services, including mergers and acquisitions advisory, restructuring and reorganization advisory, and fund placement services. Through its different businesses, as of September 30, 2018, Blackstone had total fee-earning assets under management of approximately $342 billion. Immediately following this offering, Blackstone and its affiliates will hold     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments). Moreover, under our bylaws and the stockholders’ agreement with Blackstone and its affiliates, subject to the terms set forth therein, Blackstone will have the right to nominate to our board individuals designated by Blackstone. See “Risk Factors—Immediately following this offering, Blackstone and its affiliates will control us and their interests may conflict with ours or yours in the future,” “Organizational Structure” and “Certain Relationships and Related Party Transactions” in this prospectus.

THE OFFERING

Issuer	Exeter Finance Corporation

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares

Underwriters’ option to purchase additional shares of Class A common stock	We and the selling stockholders have granted the underwriters an option to purchase up to an additional shares of Class A common stock, solely to cover over-allotments, if any.

Class A common stock outstanding after this offering and the use of proceeds	shares of Class A common stock (or shares if the underwriters’ over-allotment option is exercised in full). If all then-outstanding exchangeable LLC Units were exchanged (with automatic cancellation of an equal number of shares of Class B common stock) for newly issued shares of Class A common stock, shares of Class A common stock (or shares if the underwriters’ over-allotment option is exercised in full) would be outstanding.

Class B common stock outstanding after this offering and the use of proceeds	shares of Class B common stock (or shares if the underwriters’ over-allotment option is exercised in full), equal to one share per LLC Unit (other than any LLC Units owned by Exeter Finance Corporation).

Voting	Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, except that no stockholder or group (other than Blackstone and its affiliates) which beneficially owns in the aggregate more than 9.99% of the total voting power of all the then-outstanding shares of our capital stock as of any record date for the determination of stockholders entitled to vote on any matter shall be permitted to vote more than 9.99% of the total voting power of all the then-outstanding shares of our capital stock entitled to vote on matters presented to our stockholders for their vote or approval without the required notice or consent for voting such shares having been provided or obtained as required by any federal, state or local consumer or other law, regulation or regulatory authority applicable to or having jurisdiction over us or any of our subsidiaries. See “Description of Capital Stock—Common Stock.”

After this offering and the use of proceeds therefrom as described under “Use of Proceeds,” the Continuing LLC Owners will hold an equal number of shares of Class B common stock and LLC Units. The shares of Class B common stock have no economic rights, but each share of Class B common stock initially entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our Certificate of Incorporation.

Immediately following this offering and the use of proceeds therefrom as described under “Use of Proceeds,” Blackstone and its affiliates will hold % of the combined voting power of our Class A and Class B common stock (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments, if any).

Voting power held by holders of Class A common stock after giving effect to this offering and the use of proceeds	% (or 100% if all outstanding LLC Units held by the Continuing LLC Owners were exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for newly issued shares of Class A common stock), of which % will be held immediately after this offering by the Continuing Common A Owners and % will be held by the investors participating in this offering.

Voting power held by holders of Class B common stock after giving effect to this offering and the use of proceeds	% (or 0% if all outstanding LLC Units held by the Continuing LLC Owners were exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for newly issued shares of Class A common stock).

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our Class A common stock by us in this offering, after deducting estimated underwriting discounts and commissions, will be approximately $ (or approximately $ if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments, if any), assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

We intend to use all of the proceeds we receive in this offering (including from any exercise by the underwriters of their option to purchase Class A common stock to cover over-allotments, if any) to purchase a number of newly issued Class A LLC units from Exeter Finance LLC that is equivalent to the number of shares of Class A common stock that we offer and sell in this offering, as described under “Organizational Structure—This Offering.”

We intend to cause Exeter Finance LLC to use such proceeds as follows:

•

$         (or $         if the underwriters exercise in full their option to purchase additional Class A common stock to cover over-allotments, if any) to redeem                  LLC Units from certain Continuing LLC Owners at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriters discount;

•	to pay the expenses of this offering; and

•	the balance for general corporate purpose.

See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Dividend policy	We currently do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. The New LLC Agreement will provide for regular periodic cash distributions, which we refer to as “tax distributions,” to be made to holders of the LLC Units, including us, if it is determined that the income of Exeter Finance LLC will give rise to net taxable income allocable to holders of the LLC Units. See “Organizational Structure—Amendment of the Limited Liability Company Agreement of Exeter Finance LLC.” To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, because of the lower tax rate applicable to us than the assumed tax rate on which such distributions are based, and we are required to make payments under the Tax Receivable Agreement (as defined below), we anticipate that our board of directors will cause us to contribute such excess cash (net of any operating expenses) to Exeter Finance LLC. Concurrently with the contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Class B LLC Units after accounting for such contribution, Exeter Finance LLC and we, as applicable, will undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of the then-outstanding LLC Units and corresponding shares of Class B common stock. See “Dividend Policy.”

Exchange Rights

Pursuant to the New LLC Agreement, the Continuing LLC Owners will have the right to exchange their LLC Units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at the option of Exeter Finance LLC (such determination to be made by the independent members of our Board of Directors acting on our behalf in our capacity as managing member of Exeter Finance LLC). See “Organizational Structure—Amendment of the Limited Liability Company Agreement of Exeter Finance LLC.”

Tax Receivable Agreement	Future exchanges of LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash are expected to produce favorable tax attributes for us, as are redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds.” These tax attributes would not be available to us in the absence of those transactions. Accordingly, immediately prior to the closing of this offering, we, Exeter Finance LLC, the Continuing LLC Owners and the Continuing Common A Owners (the Continuing Common A Owners and the Continuing LLC Owners, together, the “TRA Parties”) will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”).

Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties 85% of the applicable savings, if any, in U.S. federal, state, and local income tax that we actually realize (or in some circumstances are deemed to realize) as a result of:

•

certain tax attributes created in the future as a result of exchanges by the Continuing LLC Owners of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash, at the election of Exeter Finance LLC;

•	certain tax attributes created as a result of redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds”;

•	our utilization of certain tax attributes of the Merging Blocker (as defined below);

•	tax benefits related to imputed interest arising from payments under the Tax Receivable Agreement; and

•	payments under the Tax Receivable Agreement.

Under this agreement, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations above are taken into account.

See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Registration Rights Agreement	We intend to enter into a registration rights agreement whereby, following this offering and the expiration of the related 180-day lock-up period, we may be required to register under the Securities Act the sale of shares of our Class A common stock that may be (i) issued to certain of the Continuing LLC Owners upon exchange of their LLC Units and (ii) issued to the Continuing Common A Owners in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Listing	We intend to apply to list our Class A common stock on the NYSE under the symbol “XTF.”

Risk Factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Unless we specifically state otherwise, the information in this prospectus does not take into account:

•	shares of Class A common stock issuable upon exercise of the underwriters’ over-allotment option;

•	shares of Class A common stock reserved for issuance pursuant to equity compensation plans; and

•

the issuance of up to                  shares of Class A common stock issuable upon the exchange of the same number of LLC Units (together with the same number of shares of our Class B common stock) that will be held by the Continuing LLC Owners immediately following this offering.

SUMMARY FINANCIAL AND OTHER DATA

The following tables set forth summary historical condensed consolidated financial and other data of Exeter Finance LLC at the dates and for the periods indicated. Exeter Finance LLC is considered our predecessor for accounting purposes, and its historical condensed consolidated financial statements will be our historical condensed consolidated financial statements following this offering.

The statements of operations data for the years ended December 31, 2017, 2016 and 2015, and balance sheet data as of December 31, 2017 and 2016, are derived from the audited consolidated financial statements of Exeter Finance LLC and related notes included elsewhere in this prospectus. The balance sheet data as of December 31, 2015 is derived from the audited consolidated financial statements of Exeter Finance LLC (which operated as Exeter Finance Corp., a Texas corporation, as of the date of such balance sheet) and related notes not included in this prospectus.

The condensed consolidated statements of operations data for the nine months ended September 30, 2018 and 2017, and balance sheet data as of September 30, 2018, are derived from Exeter Finance LLC’s unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The summary historical financial data of Exeter Finance Corporation has not been presented because Exeter Finance Corporation is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance, and the results for any interim period are not necessarily indicative of the operating results to be expected for the full fiscal year.

The summary unaudited pro forma condensed consolidated statement of operations data for the nine months ended September 30, 2018 and the fiscal year ended December 31, 2017, and the summary unaudited pro forma balance sheet data as of September 30, 2018 have been prepared to reflect the Reorganization Transactions and the issuance of shares of our Class A common stock offered by us in this offering and the other transactions described under “Unaudited Pro Forma Condensed Consolidated Financial Information.” Such unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

The following summary historical condensed consolidated financial and other data and summary unaudited pro forma financial information are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Condensed Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and other financial information included in this prospectus.

SUMMARY FINANCIAL AND OTHER DATA

	Pro Forma(a) As Adjusted Nine Months Ended September 30, 2018	Nine Months Ended September 30,			Years Ended December 31,
($ thousands, except share- related amounts)		2018	2017	Pro Forma(a) As Adjusted Year Ended December 31, 2017	2017(b)	2016	2015
	(unaudited)	(unaudited)		(unaudited)
Statements of Operations Data
Interest on loan receivables	$	$558,190	$475,355	$	$627,185	$569,765	$560,234
Gain on sale of loan receivables		13,704	—		5,343	—	—
Fee and other income		8,119	4,772		6,974	12,205	11,736

Total interest, fee and other income		580,013	480,127		639,502	581,970	571,970
Interest expense		122,021	106,527		142,840	129,053	110,421

Net interest, fee and other income		457,992	373,600		496,662	452,917	461,549
Provision for credit losses		275,338	241,594		294,253	266,700	311,315

Net interest, fee and other income after provision for credit losses		182,654	132,006		202,409	186,217	150,234

Salaries and employee benefits		74,566	70,476		92,418	84,583	83,274
Other operating expenses		40,616	38,607		50,489	55,671	55,974
Depreciation and amortization		10,102	10,837		14,239	15,046	13,312
Restructuring (income) expense		(12)	(62)		(63)	(177)	6,796

Total operating expenses		125,272	119,858		157,083	155,123	159,356

Income (loss) before income taxes		57,382	12,148		45,326	31,094	(9,122)
Provision for income taxes		—	—		—	1,617	8,268

Net income (loss)		57,382	12,148		45,326	29,477	(17,390)
Net income (loss) attributable to non-controlling interests		—	—		—	—	—

Net income (loss) attributable to Exeter Finance	$	$57,382	$12,148	$	$45,326	$29,477	$(17,390)

Pro forma earnings per share:
Basic	$			$

Diluted	$			$

Pro forma number of shares used in computing earnings per share:
Basic

Diluted

(a)

Pro forma as adjusted condensed consolidated statement of operations data presents condensed consolidated statement of operations data on a pro forma as adjusted basis after giving effect to the Reorganization Transactions described under “Organizational Structure.”

SUMMARY FINANCIAL AND OTHER DATA (continued)

(b)

On April 30, 2017, Exeter Finance Corp. converted from a Texas corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC. Beginning May 1, 2017, Exeter Finance LLC is treated as a flow-through entity for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by its indirect equity owners.

	Pro Forma(a)(b) As Adjusted As of September 30, 2018	As of September 30, 2018	As of December 31,
($ in thousands)			2017(c)	2016	2015
	(unaudited)	(unaudited)
Balance Sheets Data
Loan receivables, net of deferred fees and costs	$	$3,806,117	$3,196,825	$2,995,354	$3,101,297
Allowance for credit losses		260,788	217,606	225,573	263,570
Deferred tax asset		—	—	—	34,006
Total assets		3,974,804	3,355,732	3,153,844	3,217,228
Accounts payable, accrued liabilities, deferred rent		53,683	42,904	36,990	37,006
Warehouse facility		354,600	282,300	310,000	392,000
Senior notes, net		175,000	197,455	195,914	194,431
Securitization notes payable, net(d)		2,995,394	2,437,208	2,262,694	2,275,021
Payable to related parties pursuant to tax receivable agreement		—	—	—	—
Total liabilities		3,578,677	2,959,867	2,805,598	2,898,458
Total equity		396,127	395,865	348,246	318,770

(a)	Pro forma as adjusted condensed consolidated balance sheet data presents condensed consolidated balance sheet data on a pro forma as adjusted basis after giving effect to:

i.	the Reorganization Transactions described under “Organizational Structure”;

ii.	the creation of certain tax assets in connection with this offering and the Reorganization Transactions;

iii.	the creation of related liabilities in connection with entering into the Tax Receivable Agreement with certain of our existing owners; and

iv.

the sale by us of shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(b)

A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, total assets and total equity by $        assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, total assets and total equity by $        based on an assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

(c)

On April 30, 2017, Exeter Finance Corp. converted from a Texas corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC. Beginning May 1, 2017, Exeter Finance LLC is

SUMMARY FINANCIAL AND OTHER DATA (continued)

treated as a flow-through entity for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by its indirect equity owners.
(d)

Securitization notes payable includes multiple tranches of notes issued by the consolidated VIEs that are held by third parties, including $37.4 million non-principal protected notes at September 30, 2018 and none at September 30, 2017. These notes do not obligate the Company to return a stated amount of principal at maturity, but rather represent residual interests that may receive a return based on the performance of the underlying loan receivables collateral. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures—Exeter Owned Loans and Third Party Contributed Loans.”

	September 30,		December 31,
($ thousands, rates annualized)	2018	2017	2017	2016	2015
	(unaudited)
Other Information
Retail installment contract gross receivable originations	$1,765,130	$1,326,045	$1,706,731	$1,258,069	$1,567,242
End of period gross receivables (UPB)	3,879,110	3,337,500	3,264,820	3,038,739	3,128,711
End of period managed gross receivables	3,973,820	3,337,500	3,363,501	3,038,739	3,128,711
End of period loan receivables, carrying value	3,806,117	3,271,348	3,196,825	2,995,354	3,101,297
End of period delinquent principal over 60 days past due(a)	231,125	188,537	223,833	202,424	175,072
Charge-offs, net of recoveries	232,157	224,353	302,220	304,697	252,728
Average gross receivables	3,615,030	3,207,472	3,237,218	3,070,884	3,042,055
Average total assets	3,725,422	3,306,563	3,332,337	3,152,530	3,157,369
Average total debt	3,280,530	2,918,539	2,936,395	2,800,741	2,806,027
Average total equity	399,311	354,958	361,868	316,324	312,338
Ratios
Yield on gross receivables(b)	20.64%	19.81%	19.37%	18.55%	18.42%
Cost of debt(c)	4.97%	4.88%	4.86%	4.61%	3.94%
Net interest margin(d)	16.13%	15.37%	14.96%	14.35%	14.79%
Fee and other income(e)	0.30%	0.20%	0.22%	0.40%	0.39%
Efficiency ratio(f)	25.92%	29.18%	29.07%	30.93%	31.64%
Return on average assets(g)	2.06%	0.49%	1.36%	0.94%	(0.55)%
Return on average common equity(h)	19.21%	4.58%	12.53%	9.32%	(5.57)%
Tangible common equity to tangible assets(i)	9.97%	10.75%	11.80%	11.04%	8.95%
Net charge-off ratio(j)	8.59%	9.35%	9.34%	9.92%	8.31%
End of period loan receivable delinquency ratio(k)	5.96%	5.65%	6.86%	6.66%	5.60%
Allowance for credit losses as a percentage of loan receivables, carrying value(l)	6.85%	7.42%	6.81%	7.53%	8.50%

(a)

End of period delinquent principal over 60 days excludes those loan receivables in bankruptcy status totaling $83.0 million and $93.5 million for the nine months ended September 30, 2018 and 2017, and $82.2 million, $91.9 million and $82.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

(b)	Yield on gross receivables is the ratio of interest income to average gross receivables.
(c)	Cost of debt is the ratio of interest expense to average total debt.
(d)

Net interest income is interest income less interest expense on our portfolio of retail installment contracts reflected on our consolidated balance sheets. Net interest margin is the ratio of net interest income to average gross receivables.

(e)	Fee and other income is the ratio of fee and other income to average gross receivables.

SUMMARY FINANCIAL AND OTHER DATA (continued)

(f)	Efficiency ratio is the ratio of operating expenses (excluding depreciation and amortization) to net interest income, fee and other income.
(g)	Return on average assets is the ratio of net income (loss) to average total assets.
(h)	Return on average common equity is the ratio of net income (loss) to average total equity.
(i)

Tangible common equity to tangible assets is the ratio of end of period total common equity less goodwill, other intangibles and deferred tax assets to end of period total assets less goodwill, other intangibles and deferred tax assets. Our management considers this non-GAAP financial measure (as defined below) to monitor and set limits on our leverage covenants. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Tangible common equity to tangible assets is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, total equity to total assets and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). A reconciliation from GAAP to this non-GAAP measure is shown in the Tangible Common Equity table below.

(j)	Net charge-off ratio is the ratio of charge-offs, net of recoveries, to average gross loan receivables.
(k)	Delinquency ratio, end of period is the ratio of end of period delinquent principal over 60 days to end of period gross receivables.
(l)	Allowance for credit losses is the ratio of allowance for credit losses to the end of period loan receivables carrying value.

Tangible Common Equity

	As of September 30,		As of December 31,
($ thousands)	2018	2017	2017	2016	2015
	(unaudited)
Total common equity	$396,127	$366,463	$395,865	$348,246	$318,770
Deduct:
Deferred tax asset	—	—	—	—	34,006

Tangible common equity	$396,127	$366,463	$395,865	$348,246	$284,764

Total Assets	$3,974,804	$3,409,497	$3,355,732	$3,153,844	$3,217,228
Deduct:
Deferred tax asset	—	—	—	—	34,006

Tangible assets	$3,974,804	$3,409,497	$3,355,732	$3,153,844	$3,183,222

Total common equity to total asset ratio	9.97%	10.75%	11.80%	11.04%	9.91%
Tangible common equity to tangible assets ratio	9.97%	10.75%	11.80%	11.04%	8.95%

RECENT DEVELOPMENTS

Preliminary Estimated Unaudited Financial Results for the Fiscal Year Ended December 31, 2018

The data presented below reflects our preliminary estimated unaudited financial results for the year ended December 31, 2018 based upon information available to us as of the date of this prospectus. This data is not a comprehensive statement of our financial results for the year ended December 31, 2018, and our actual results may differ materially from this preliminary estimated data. In addition, following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Exeter Finance LLC, which will result in higher income taxes. The audit of our December 31, 2018 financial statements has not been completed. During the course of the preparation of our financial statements and related notes and the completion of the audit for our December 31, 2018 financial statements, additional adjustments to the preliminary estimated financial information presented below may be identified. Any such adjustments may be material. Our independent registered public accounting firm, KPMG LLP, has not audited, reviewed, compiled or performed any procedures with respect to this preliminary financial data and, accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Based upon such preliminary estimated financial results, we expect various key metrics for the year ended December 31, 2018 to be between the ranges in the following table, as compared to the year ended December 31, 2017 period:

	Year Ended December 31,
Key Metrics ($ thousands)	Preliminary 2018		2017
	High	Low
Total interest, fee and other income			$639,502
Net interest, fee and other income			496,662
Net income			45,326
Net income, managed basis			45,326

The following table sets forth a reconciliation of our GAAP net income to net income, managed basis for the periods indicated. We define net income, managed basis, as GAAP net income less income and expenses derived from loans owned by third parties and contributed to our securitization trusts. We include contractual servicing fee revenue for those retail installment contracts owned and contributed by third parties that are serviced by the Company in net income, managed basis. The activity related to our third party contributed loans is the result of the two-year forward flow loan sale agreement entered into in March 2018. Thus, the GAAP to non-GAAP reconciliation includes add backs to derive the net income, managed basis for the preliminary year ended December 31, 2018 period, whereas the add backs are zero for the year ended December 31, 2017. However, year ended December 31, 2017 metrics are included for comparative purposes within the table below.

Our management considers this non-GAAP financial measure essential to monitoring and managing the financial performance of our owned and managed retail installment contract portfolio. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Net income, managed basis is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. A reconciliation from GAAP to this non-GAAP measure is shown in the table below.

RECENT DEVELOPMENTS (continued)

See “Non-GAAP Financial Measures” for additional details.

	Year Ended December 31,
Net income, managed basis ($ thousands)	Preliminary 2018		2017
	High	Low
Consolidated Statement of Operations:
Net income, GAAP basis			$45,326
Add (deduct):
Interest, fee and other income earned on third party contributed loans			—
Servicing fee revenue from third party contributed loans(a)			—
Interest expense attributable to third party contributed loans			—
Provision for loan losses attributable to third party contributed loans			—

Net income, managed basis	$—	$—	$45,326

Other information:
Average gross receivables, managed basis(b)			$3,237,218
Average total assets, managed basis(c)			$3,332,337
Average total debt, managed basis(d)			$2,936,395
Average total equity, managed basis(e)			361,868

(a)	Represents the servicing fee revenue from third party contributed loans included in interest, fee and other income.
(b)	Average gross receivables, managed basis is average gross receivables excluding average gross receivables contributed by third party of $ million for the preliminary year ended December 31, 2018.
(c)	Average total assets, managed basis is average total assets excluding average total assets contributed by third party of $ million for the preliminary year ended December 31, 2018.
(d)	Average total debt, managed basis is average total debt excluding average total debt attributed to assets contributed by third party of $ million for the preliminary year ended December 31, 2018.
(e)

Average total equity, managed basis is average total equity excluding third party contributor activity, which would have reduced average total equity by $         million for the preliminary year ended December 31, 2018.

RECENT DEVELOPMENTS (continued)

The following table sets forth certain preliminary estimated other metrics for the year ended December 31, 2018 compared to the year ended December 31, 2017:

	Year Ended December 31,
	Preliminary 2018		2017
($ thousands, rates annualized)	High	Low
Other Information
Retail installment contract gross receivable originations			$1,706,731
End of period gross receivables (UPB)			3,264,820
End of period managed gross receivables			3,363,501
End of period delinquent principal over 60 days past due(a)			223,833
Charge-offs, net of recoveries			302,220
Average gross receivables			3,237,218
Average total assets			3,332,337
Average total debt			2,936,395
Average total equity			361,868

(a)	End of period delinquent principal over 60 days excludes those loan receivables in bankruptcy status totaling $ million and $82.2 million for the years ended December 31, 2018 and 2017, respectively.

RISK FACTORS

The following section discusses material risks and uncertainties that could adversely affect our business, financial condition, results of operations, cash flows, strategies and/or prospects. Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus including Exeter Finance LLC’s consolidated financial statements, and the related notes thereto, before deciding to invest in our Class A common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow. In such case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We need substantial liquidity to operate our business.

We have historically funded our operations principally through internally generated cash flows and incurrence of debt, including through securitizations, our warehouse credit facility, loan sales and borrowings under our senior note. However, we may not be able to obtain sufficient funding for our future operations from such sources on favorable terms or at all. Our warehouse facility matures in June 2021 and there can be no assurance that we will be able to renew or extend it with the current lenders or other lenders on favorable terms or at all. In addition, the purchasers in our loan sales are not obligated in certain circumstances to purchase future loans from us on terms similar to the terms which they purchased loans in the past, or at all.

We require a substantial amount of cash liquidity to operate our business. Among other things, we use such cash liquidity to:

•	originate and acquire retail installment contracts;

•	fund overcollateralization in our warehouse credit facility and securitizations;

•	pay securitization fees and expenses;

•	fund reserve accounts or other credit enhancements in connection with securitizations;

•	satisfy working capital requirements and pay operating expenses;

•	pay taxes, tax distributions and obligations under the Tax Receivable Agreement that we will enter into with certain of our stockholders immediately prior to this offering; and

•	pay interest expense.

If we are unable to fund our operations on favorable terms or at all, our business, results of operations and financial condition could be adversely affected.

We depend on our ability to securitize our portfolio of retail installment contracts to provide permanent financing for these contracts.

We depend upon our ability to obtain permanent financing for pools of retail installment contracts by conducting term securitization transactions. In this context, “permanent financing” means financing that extends to cover the full term during which the underlying retail installment contracts are outstanding and requires repayment as the underlying retail installment contracts are repaid or charged off. By contrast, our warehouse credit facility permits us to borrow against the value of such receivables only for limited periods of time. We typically repay advances under our warehouse credit facility with the proceeds of securitizations. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. In the past, disruptions in the market for asset-backed securities resulted in less favorable terms on our asset-backed securities than previous terms. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation, market conditions, the approval by all parties of the terms of the securitization and our ability to acquire a sufficient number of retail installment contracts for securitization. Because our focus is on non-prime consumers who have historically been, and may in the future be, more likely to be affected, or more severely affected, by adverse macroeconomic conditions, market conditions affecting our ability to securitize our portfolio of retail installment contracts may be more pronounced than if we focused on prime consumers.

Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain laws and regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the Financial Institutions Reform, Recovery and Enforcement Act of 1989 and the Investment Company Act of 1940 and regulations promulgated pursuant thereto, as well as the impact of any regulatory investigations or enforcement activities, may affect the type of securitizations that we are able to complete.

If it is not possible or economical for us to securitize our retail installment contracts in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and could have a material adverse effect on our business, results of operations and financial condition.

Our profitability and financial condition could be materially adversely affected if the value of used cars declines resulting in lower recoveries in sales of repossessed vehicles.

General economic conditions, the supply of off-lease and other used vehicles to be sold, new vehicle market prices and marketing programs, vehicle brand image and strength, perceived vehicle quality, general consumer preference and confidence levels, overall price, and volatility of energy prices, among other factors, influence used vehicle prices and thus the amount we can recover as a result of the remarketing of repossessed vehicles that serve as collateral for underlying retail installment contracts. As a result, declines in used vehicle prices could have a negative impact on our profitability and financial condition.

We depend on cash flows from our residual interests in our securitization program and our warehouse credit facility.

When we finance our retail installment contracts through securitizations and our warehouse credit facility, we receive cash and retain a residual interest in the assets financed. Those financed assets are owned by the special-purpose subsidiary that is formed for the related securitization. This residual interest represents the right to receive the future cash flows to be generated by the retail installment contracts in excess of (i) the interest and principal paid to investors or lenders on the indebtedness issued in connection with the financing, (ii) the costs of servicing the retail installment contracts, (iii) net charge offs as a result of credit losses and (iv) certain other costs incurred in connection with completing and maintaining the securitization or warehouse credit facility. We sometimes refer to these future cash flows as “excess spread.”

Under the financial structures we have used to date in our securitizations and warehouse credit facility, excess spread that would otherwise be paid to the holder of the residual interest are first used to increase overcollateralization or are retained in a reserve account within the securitization trusts or the warehouse facility to provide liquidity and credit enhancement for the related securities.

While the specific terms and mechanics vary among transactions, our securitization and warehouse facility agreements generally provide that we will receive excess spread only if the amount of overcollateralization and reserve account balances have reached specified levels and the delinquency or net losses related to the retail installment contracts in the retail installment contract pools are below certain predetermined levels. In the event delinquencies or net losses on retail installment contracts exceed these levels, the terms of the securitization and the warehouse facility:

•	may require increased credit enhancement in the form of overcollateralization; and

•	in certain circumstances, may permit affected parties to require the transfer of servicing on some or all of the securitized or warehoused contracts from us to an unaffiliated servicer.

We typically retain residual interests. In any case, the future excess spread cash flow received in respect of the residual interests is integral to the financing of our operations. The amount of cash received from residual interests depends in large part on how well our portfolio of securitized and warehoused retail installment contracts performs. If our portfolio of securitized and warehoused retail installment contracts has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced, which could have a material adverse effect on our business, results of operations and financial condition.

If a significant number of our retail installment contracts experience defaults, our results of operations and liquidity may be impaired.

We specialize in the purchase and servicing of retail installment contracts to finance automobile purchases by non-prime consumers. Such retail installment contracts entail a higher risk of non-performance, higher delinquencies and higher losses than retail installment contracts with more creditworthy customers. Furthermore, delinquency and/or charge-off rates may increase in the future as our portfolio grows and matures and are likely to increase if economic conditions deteriorate. While we believe that our pricing of the retail installment contracts, the underwriting criteria and collection methods we employ enable us to negate, to a degree, the higher risks inherent in retail installment contracts with non-prime consumers, no assurance can be given that such pricing, criteria and methods will afford adequate protection against such risks or that such methods will enable us to avoid higher than expected charge-off rates or that our allowance for credit losses for the next twelve months will be sufficient to cover actual losses.

If retail installment contracts that we purchase and hold experience defaults to a greater extent than we have anticipated, this could materially and adversely affect our business, results of operations and financial condition. A portion of the retail installment contracts that we acquire will default or prepay. In the event of payment default, the collateral value of the vehicle securing the retail installment contract realized by us in a repossession will generally not cover the outstanding principal balance on that automobile contract and the related costs of recovery. Furthermore, we may suffer a loss upon theft or physical damage of any financed vehicle if the consumer fails to maintain insurance as required by the retail installment contract and is unable to pay for repairs to or replacement of the vehicle. We maintain an allowance for credit losses on retail installment contracts held on our balance sheet, which reflects our estimates of probable credit losses for the next twelve months that can be reasonably estimated. If the allowance is inadequate, then we would recognize the losses in excess of the allowance as an expense and our results of operations could be adversely affected. In addition, under the terms of our warehouse facility, we are not able to borrow against defaulted retail installment contracts, including retail installment contracts that are, at the time of default, funded under our warehouse facility, which will reduce the overcollateralization of the warehouse facility and possibly reduce our liquidity and the amount of cash flows available to us.

Our consolidated results of operations and financial condition and our consumers’ ability to make payments on their retail installment contracts have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and negative trends in general economic conditions in the United States and abroad historically have created a difficult operating environment for our business and other companies in our industry. Our business is directly related to sales of new and used automobiles, which are sensitive to employment rates, energy prices, car pricing changes, including price changes that may result from tariffs, prevailing interest rates and other domestic economic conditions. During periods of economic slowdown, such as the economic downturn in 2007 and the years that followed, delinquencies, defaults, repossessions and losses generally increase and the demand for asset-backed securities (“ABS”) typically decreases limiting our access to capital and financing. These periods may also be accompanied by increased unemployment rates, decreased consumer demand for automobiles, aging vehicles and declining values of automobiles securing outstanding retail installment contracts, which weaken collateral coverage and increase the amount of loss in the event of default. Additionally, higher or unstable energy prices, unstable real estate values, increase in consumer indebtedness, general availability of consumer credit and other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of automobiles. Further, our access to capital, including our ability to securitize our retail installment contracts, could be negatively affected during an economic slowdown.

Because our focus is on consumers with non-prime FICO® Scores, the actual rates of delinquencies, defaults, repossessions and losses on our retail installment contracts could be more dramatically affected by an economic downturn. Non-prime consumers generally have lower collection rates and higher loan loss rates than prime consumers. Non-prime consumers have historically been, and may in the future become, more likely to be affected, or more severely affected, by adverse macroeconomic conditions, particularly unemployment. If our consumers default, we will bear this risk, to the extent of any deficiency between the value of the collateral and the balance owed on the retail installment contract, including accrued and unpaid interest, or the full amount in certain cases where the collateral does not get repossessed. Accordingly, consumer defaults could adversely affect our results from operations. In addition, during an economic slowdown, our servicing costs may increase without a corresponding increase in our financing income. If aspects of our business, including the quality of our retail installment contracts portfolio, are significantly affected by economic changes or any other conditions in the future, we cannot be certain that our policies and procedures for underwriting, processing and servicing retail installment contracts will adequately protect us in the event of such changes. Technological advancements or changes to trends in the automobile industry such as new autonomous driving technologies or car- and ride-sharing programs could decrease consumer demand for automobiles. Decreased consumer demand for automobiles could negatively impact demand for our financing programs as well as weaken collateral values of automobiles. If we fail to adapt to changing economic conditions or other factors, or if such changes affect our consumers’ willingness or capacity to repay their retail installment contracts, it could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, our business is significantly affected by U.S. federal and state governments and their respective agencies, as well as the monetary policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us through interest rate changes, costs of compliance with increased regulation and other factors. See “Our Business—Regulation and Supervision.” If we experience an economic downturn or if we become affected by other events beyond our control, we may experience a significant reduction in revenues, earnings and cash flows and difficulties accessing capital, which could have a material adverse effect on our business, results of operations and financial condition.

Our allowance for credit losses and impairments may prove to be insufficient to absorb losses inherent in our retail installment contracts portfolio.

We maintain an allowance for credit losses for the next twelve months, established through a provision for credit losses charged to expense, that we believe is appropriate to provide for probable losses inherent in our retail installment contract portfolio during the next twelve months. Probable losses are estimated based on various factors, including expected defaults and severity rates, taking into account the specific credit characteristics of the portfolio. Additionally, the loss estimates are impacted by our estimate of the value of the underlying collateral, trends in projected used car values and macroeconomic trends, including unemployment rates and energy prices. If consumer behavior changes as a result of economic conditions and/or if we are unable to predict how unemployment rates, the fluctuation of energy prices, and general economic uncertainty may affect our allowance for credit losses, our provision may be inadequate.

The process for determining our allowance for credit losses for the next twelve months is complex, and we may from time to time make changes to our process for determining our allowance for credit losses. Changes that we make to enhance our process for determining our allowance for credit losses may lead to an increase in our allowance for credit losses. Any increase in our allowance for credit losses for the next twelve months will result in a decrease in net income and capital, and may have a material adverse effect on us. Material changes to our methodology for determining our allowance for credit losses could result in the need to restate our financial statements, pay fines, penalties, subject us to potential regulatory action, limit our access to capital or damage to our reputation.

Changes in economic conditions affecting consumers, new information regarding our retail installment contracts, and other factors, both within and outside of our control, may require an increase in the allowance for credit losses for the next twelve months. Furthermore, growth in our retail installment contract portfolio generally would lead to an increase in the provision for credit losses. In addition, if net charge-offs in future periods are greater than expected, we will need to increase the allowance. There is no precisely accurate method for predicting credit losses, and we cannot provide assurance that our current or future credit loss allowance will be sufficient to cover actual losses during the period for which such allowance has been made.

If we default in our servicing obligations, a servicer termination event could occur with respect to the relevant asset-backed securities, and we could be replaced as servicer.

We currently act as servicer with respect to our securitization trusts, warehouse facility and the retail installment contracts sold under our funds flow agreement. If we default in our servicing obligations, a servicer termination event could occur with respect to the relevant asset-backed securities, and we could be replaced as servicer which would reduce our servicing fees and could adversely affect our business, financial condition and results of operations, which could be materially and adversely affected if we were to be terminated as servicer with respect to a material portion of our managed portfolio. Servicer defaults include, for example, the failure of the servicer to make any payment, transfer or deposit in accordance with the securitization documents, a breach of representations, warranties or agreements made by the servicer under the securitization documents, the delegation of the servicer’s duties contrary to the securitization documents and the occurrence of certain insolvency events with respect to the servicer. Such a servicer termination event could have materially adverse consequences on our liquidity, cost of funds and ability to access the capital and securitization markets in the future.

If an increase in interest rates results in a decrease in our cash flows from excess spread, our results of operations may be impaired.

Our profitability is largely determined by the difference, or “spread,” between the effective interest rate we receive on the retail installment contracts that we acquire and the interest rates payable under our warehouse facility, on the asset-backed securities issued in our securitizations and on the unsecured senior note. In the past, disruptions in the market for asset-backed securities resulted in an increase in the interest rates we paid on asset-backed securities and/or less favorable terms generally. Should similar disruptions take place in the future, we may pay higher interest rates on asset-backed securities issued in the future and/or be required to accept other less favorable terms. Although we seek to partially offset increases in our cost of funds by increasing fees we charge to dealers when purchasing retail installment contracts, or by requiring higher interest rates on retail installment contracts we purchase, there is no assurance that we will be successful in doing so or that such actions will materially offset increases in interest we pay to finance our owned portfolio. As a result, an increase in prevailing interest rates could cause us to receive less excess spread cash flows on retail installment contracts, and thus could adversely affect our earnings and cash flows.

A declining interest rate environment increases our exposure to prepayment risk in our portfolio. Increased prepayments, refinancing or other factors that impact retail installment contract balances could reduce expected revenue associated with our portfolio, which could have a negative impact on our financial results. Although the Federal Reserve’s recent decisions to raise short-term interest rates may reduce prepayment risk, debt service requirements for some of our consumers will increase, which may adversely affect those consumers’ ability to pay as contractually obligated. This could result in additional delinquencies or charge-offs and negatively impact our results of operations.

If we are unable to compete successfully with our competitors, our results of operations may be impaired.

The non-prime automobile financing business is highly competitive. We compete with a number of national, regional and local finance companies. In addition, competitors or potential competitors, including competitors that have abandoned but may re-enter the market, include other types of financial services companies, such as commercial banks, credit unions and captive finance companies affiliated with major automobile manufacturers. Many of our larger competitors and potential competitors possess greater access to capital markets for unsecured commercial paper and investment grade rated debt instruments, and to other funding sources which may be unavailable to us. Moreover, our future profitability will be directly related to the availability and cost of our capital relative to that of our competitors. Many of these companies also have long-standing relationships with automobile dealers and OEMs and may provide other financing to dealers, including floor plan financing for the dealers’ purchases of automobiles from manufacturers, which we do not offer. Further, many of our competitors often provide financing on terms more favorable to automobile purchasers or dealers than we offer. Increasing competition could also require us to lower the rates we charge on retail installment contracts in order to maintain volume. In addition, our competitors may offer pricing that is not profitable in order to increase market share. There can be no assurance that we will be able to continue to compete successfully and, as a result, we may not be able to purchase retail installment contracts from dealers at a price acceptable to us, which could result in reductions in our revenues or the cash flows available to us. Increased competition or our failure to compete effectively in an already competitive automobile financing market could have a material adverse effect on our business, results of operations and financial condition.

Our competitors may also develop and market new technologies that render our existing or future business model, products and services less competitive, unmarketable or obsolete. For example, car rideshare services, such as Uber and Lyft, are becoming increasingly popular as a means of transportation and may decrease consumer demand for used cars, particularly as urbanization increases. Furthermore, new technologies such as autonomous driving software have the potential to change the dynamics of car ownership in the future. In addition, if our competitors develop business models, products or services with similar or superior functionality to our solutions, it may adversely impact our business.

Loss of our key management or other personnel, or an inability to attract such management and other personnel, could materially and adversely affect our business, financial condition and results of operations.

The successful implementation of our growth strategy depends in part on our ability to retain our experienced management team and key employees, attract appropriately qualified personnel and have an effective succession planning framework in place. Management turnover, including the loss of any key member of our management team or other key employees, could hinder or delay our ability to implement our growth strategy effectively. Further, if we are unable to attract appropriately qualified personnel as we expand, we may not be successful in implementing our growth strategy. In either instance, our business, financial condition and results of operations could be adversely affected. The extent of our management team changes could result in disruption in our operations, negatively impact customer relationships and make recruiting for future management positions more difficult.

Poor portfolio performance may trigger credit enhancement provisions in our warehouse facility or securitizations.

Our warehouse facility has portfolio net loss and delinquency ratio levels, and other performance-based metrics that, if exceeded, would increase the level of credit enhancement requirements under the warehouse facility and redirect all excess cash to the lenders until the required credit enhancement level is achieved.

The documents that govern our securitizations also contain cumulative net loss ratio limits on the receivables included in each securitization trust. If, at any measurement date, a cumulative net loss level with respect to any securitization trust were to exceed the specified trigger limits, provisions of the securitization trust would increase the level of credit enhancement requirements for that securitization trust and redirect all excess cash to the holders of the ABS until the required credit enhancement level is achieved. During this period, excess cash flow, if any, from the securitization would be used to fund the increased credit enhancement levels rather than being distributed to us. Once an impacted trust reaches the new credit enhancement requirement, we would return to receiving a residual distribution from the trust.

Negative changes in the business of the OEMs with which we seek strategic relationships or of our other strategic partners, including the OEMs, could materially and adversely affect our business, financial condition and results of operations.

A significant adverse change in the business of the OEMs with which we seek strategic relationships, including (i) significant adverse changes in its respective liquidity position and access to the capital markets, (ii) the production or sale of its vehicles (including the effects of any product recalls), (iii) the quality or resale value of its vehicles, (iv) the use of marketing incentives, (v) its relationships with key suppliers, or (vi) its respective relationships with the United Auto Workers and other labor unions, and other factors impacting OEMs or their employees could materially and adversely affect our business, financial condition and results of operations.

In the future, it is possible that the vehicle manufacturers with whom we have relationships could utilize other companies to support their financing needs, including offering products or terms that we would not or could not offer, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, these vehicle manufacturers could expand, establish or acquire captive finance companies to support their financing need; thus, reducing their need for our services.

There can be no assurance that the global vehicle market or an OEM partners’ share of that market, will not suffer downturns in the future, and any negative impact could in turn materially and adversely affect our business, financial condition and results of operations.

Similarly, a significant adverse change in the business of one of our strategic partnerships, including the Independent Dealer Group with which we have a strategic partnership, could materially and adversely affect our business, financial condition and results of operations.

We may not be able to make technological improvements as quickly as some of our competitors, which could harm our ability to compete with our competitors and adversely affect our results of operations, financial condition and liquidity.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success and, in particular, the success of our centralized operations, will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We rely on our own as well as third-

party proprietary software and commercial systems to continuously adapt our products and services to evolving consumer behavior, changing vehicle finance and consumer retail installment contract products and third party purchaser requirements. We employ developers, project managers, architects, business systems analysts and technical specialists to ensure that our technology and digital capabilities remain competitive. However, due to the continued rapid changes in technology, and potential for digital market disruptors to augment consumer digital behaviors, there can be no assurance that the technology solutions that we adopt will continue to be adequate for our business or provide a competitive advantage. Additionally, we may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to compete with our competitors and adversely affect our results of operations, financial condition and liquidity.

If our dealers do not submit a sufficient number of suitable retail installment contracts to us for purchase, our results of operations may be impaired.

We are dependent upon establishing and maintaining relationships with a large number of unaffiliated automobile dealers to supply us with retail installment contracts. In particular, we depend in large part upon our ability to establish and maintain relationships with reputable vehicle dealers that originate retail installment contracts at the point-of-sale, which we subsequently purchase. The agreements we have with dealers to purchase retail installment contracts do not require dealers to submit a minimum number of contracts for purchase. Additionally, none of our relationships with dealers is exclusive and any may be terminated at any time. In addition, an economic downturn or contraction of credit affecting either dealers or their customers could result in an increase in vehicle dealership closures or a decrease in the sales and retail installment contract volume of our existing vehicle dealer base. The failure of dealers to submit retail installment contracts that meet our underwriting criteria could result in reductions in our revenues or the cash flows available to us, and, therefore, could have an adverse effect on our results of operations.

Our risk management processes and procedures may not be effective in mitigating our risks.

We continue to establish and enhance processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including, but not limited to, credit risk, market risk, strategic risk, liquidity risk and operational risk. Credit risk is the risk of loss that arises when a consumer fails to meet the terms of a retail installment contract. Market risk is the risk of loss due to changes in external market factors such as interest rates. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Liquidity risk is the risk that a company’s financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet funding obligations and support business growth. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (for example, natural disasters) or compliance, reputational or legal matters and includes those risks as they relate directly to our company as well as to third parties with whom we contract or otherwise do business.

We seek to monitor and control our risk exposure through a framework that includes our risk appetite, enterprise risk assessment process, risk policies, procedures and controls, reporting requirements, credit risk culture and governance structure. Our framework, however, may not always effectively identify and control our risks. In addition, there may also be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, both those we are aware of and those we do not anticipate, including as a result of changes in economic conditions, we could suffer unexpected losses or be adversely affected, and that could have a material adverse effect on our business, results of operations and financial condition.

We are required to make significant estimates and assumptions in the preparation of our financial statements, and our estimates and assumptions may not be accurate. We also rely on pricing, accounting, risk management and other models which may fail to accurately predict outcomes.

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts of income and expense during the reporting periods. Critical estimates are made by management in determining, among other things, the allowance for credit losses for the next twelve months, amounts of impairment, and valuation of income taxes. The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how those economic conditions might impair the ability of our consumers to repay their retail installment contracts. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets. If our underlying estimates and assumptions prove to be incorrect, our financial condition and results of operations may be materially and adversely affected. Furthermore, the Financial Accounting Standards Board, the SEC or other regulatory bodies may change the financial accounting and reporting standards to which we are subject, including those related to assumptions and estimates we use to prepare our financial statements. These changes may occur in ways we cannot predict and may impact our financial statements.

We use models in various aspects of our business, including for liquidity and capital planning, customer selection, pricing our extensions of credit, accounting determinations, risk management and other purposes and to assist with certain business decisions, and these models rely on many estimates and assumptions. The estimates and assumptions embedded in our models may prove to be inaccurate and furthermore our models may include deficiencies such as errors in coding or formulas, incorrect input or gathering of data, insufficient control over model changes and use of models other than for their intended purposes. If our models fail to accurately predict outcomes, we may not make appropriate business or financial decisions which could materially and adversely affect our financial condition and results of operations, including our capitalization and our relationships with regulators, customers and counterparties.

The geographic distribution of our retail installment contract portfolio may increase the risk of delinquencies and charge-offs on our retail installment contracts.

We have the greatest concentration of retail installment sales contracts outstanding in Texas, California, Georgia, Florida and Illinois, which together accounted for 44.7% of our retail installment contract portfolio as of September 30, 2018; borrowers in Texas, Georgia, California, Florida and Illinois represented 12.3%, 9.9%, 9.8%, 7.1% and 5.6%, respectively, of such portfolio. Any geographic concentration may expose us to an increased risk of loss if that geographic region experiences high unemployment rates, natural disasters or weak economic conditions. Certain regions of the United States from time to time will experience weaker economic conditions and higher unemployment, and, consequently, retail installment contracts originated in such regions will experience higher rates of delinquency and loss than on similar retail installment contracts nationally.

In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. Such geographic regions may be particularly susceptible to natural disasters: earthquakes in the case of California, and hurricanes and flooding in the cases of Texas and Florida. Natural disasters, in those states or others, could cause a material number of our vehicle purchasers to lose their jobs, or could damage or destroy vehicles that secure our retail installment contracts. In either case, such events could result in our receiving reduced collections on our retail installment contracts, and could thus result in reductions in our revenues or the cash flows available to us.

We expect that the implementation of a new accounting standard will require us to increase our allowance for credit losses and may have a material adverse effect on our financial condition and results of operations.

In June of 2016, the Financial Accounting Standards Board issued Accounting Standard Update ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU significantly changes the way that entities will be required to measure credit losses. The new standard requires that the estimated credit loss be based upon an “expected credit loss” approach rather than the “incurred loss” approach currently required. This ASU will become effective for our fiscal years beginning January 1, 2020. Early adoption is permitted for fiscal years beginning January 1, 2019. The new approach will require entities to measure all expected credit losses for financial assets based on historical experience, current conditions and reasonable forecasts of collectability. This will change the current method of providing allowances for credit losses for next twelve months that are probable, which we expect will require us to increase our allowance for credit losses for the next twelve months, and will likely increase the data we would need to collect and review to determine the appropriate level of the allowance for credit losses. Any increase in our allowance for credit losses or expenses incurred to determine the appropriate level of the allowance for credit losses may have a material adverse effect on our financial condition and results of operations. See Note 1 of the Notes to the Consolidated Financial Statements included in this prospectus for more information on this new accounting standard.

Our indebtedness is significant, which could affect our ability to meet our obligations under our debt instruments and could materially and adversely affect our business and ability to react to changes in the economy or our industry.

We currently have a significant amount of indebtedness. As of September 30, 2018, we had $3.5 billion in principal amount of indebtedness outstanding (including $354.6 million under our warehouse facility, $3.0 billion under our securitization programs and $175.0 million principal amount of our senior notes). Interest expense on our indebtedness was $122.0 million and $106.5 million for the nine months ended September 30, 2018 and 2017, respectively. Although our total borrowings are restricted by covenants in our indebtedness and market conditions, we may change our target borrowing levels at any time. Incurring substantial debt subjects us to the risk that our cash flow from operations may be insufficient to service our outstanding debt. There can be no assurance that we will be able to repay or refinance our debt in the future.

Our ability to generate cash depends on many factors, including our successful financial and operating performance. Our financial and operational performance depends upon a number of factors, many of which are beyond our control.

If our financial or operational performance does not meet our expectations, we may not be able to generate sufficient cash flow from operations or obtain sufficient funding to satisfy all of our obligations, which may result in us being unable to pay our debts timely or as agreed. If we were unable to pay our debts, we would be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. These alternative strategies might not be feasible at the time, might prove inadequate, or could require the prior consent of our lenders. If executed, these strategies could reduce the earnings available to our stockholders.

The amount of indebtedness could have important additional consequences, including the following:

•

it may require us to dedicate a significant portion of our cash flow from operations to the payment of the principal of, and interest on, our indebtedness, which reduces the funds available for other purposes, including retail installment contract originations;

•	in certain circumstances our indebtedness may limit our use of cash in a manner that reduces our operating flexibility;

•	it could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing regulatory, business and economic conditions;

•

it may limit our ability to incur additional borrowings or securitizations for working capital, capital expenditures, business development, debt service requirements, Tax Receivable Agreement payments, acquisitions or general corporate or other purposes, or to refinance our indebtedness;

•	it may place us at a competitive disadvantage compared to other, less leveraged competitors;

•	it may cause a downgrade of our debt and long-term corporate ratings if and after those ratings are obtained; and

•	it may increase our cost of borrowing.

The occurrence of any of these consequences could have a material adverse effect on our business, results of operations and financial condition.

Rating agencies may have an adverse impact on our securitizations.

Rating agencies may affect our ability to execute a securitization transaction, or increase the costs we expect to incur from executing securitization transactions, not only by deciding not to issue ratings for our securitization transactions, but also by altering the criteria and process they follow in issuing ratings. Rating agencies could alter their ratings processes or criteria after we have accumulated retail installment contracts for securitization in a manner that effectively reduces the value of those retail installment contracts by increasing our financing costs or otherwise requiring that we incur additional costs to comply with those processes and criteria. In addition, the rating agencies can downgrade the initial rating provided for accumulated retail installment contracts which may cause the terms of a contemplated securitization to be less favorable and may cause us to incur additional financing costs. We have no ability to control or predict what actions the rating agencies may take.

Our indebtedness and other obligations impose restrictions on our business.

Our debt reduces operational flexibility and creates default risks. Our warehouse facility contains a borrowing base or advance rate formula which requires us to pledge an amount of retail installment contracts in excess of the amounts which we can borrow under the facility. We pledge most of our assets to our warehouse facility and securitization trusts. We are also required to hold certain funds in restricted cash accounts to provide additional collateral for borrowings under our securitization trusts. In addition, our warehouse facility requires the replacement of delinquent or defaulted collateral to support the amount of outstanding debt, and the retail installment contracts pledged as collateral in securitizations must meet certain delinquency criteria at the time the securitization is issued. Accordingly, increases in delinquencies or net losses would require us to pledge additional retail installment contracts to support the same borrowing levels. In addition, securitization transactions contain provisions that require us to repurchase retail installment contracts if our representations and warranties concerning retail installment contracts quality, originations, underwriting and servicing techniques and circumstances are inaccurate or not complied with. These outcomes could adversely impact our financial condition, liquidity and results of operations.

Additionally, our warehouse facility generally contains various covenants requiring minimum financial ratios, asset quality, and portfolio performance ratios (portfolio net loss and delinquency ratios), as well as limits on extension levels. Covenants in our debt also limit our ability to:

•	incur or guarantee additional indebtedness;

•	purchase large retail installment contract portfolios in bulk;

•	pay dividends or make distributions on our capital stock or make certain other restricted payments;

•	sell assets, including our retail installment contract portfolio;

•	enter into transactions without affiliates;

•	create or incur liens; and

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets.

Failure to meet any of these covenants could result in an event of default under these agreements. If an event of default occurs under these agreements, the lenders could elect to declare all amounts outstanding under these agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements, restrict our ability to obtain additional borrowings under these agreements and/or remove us as servicer. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition.

If our debt service obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, we may be required to dedicate a significant portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, which would reduce the funds available for other purposes. Our indebtedness also could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our business could be negatively impacted by security threats, including cyber-security threats and other disruptions.

Our technology platforms, underlying infrastructure and infrastructure of integrated third party services are important to our operating activities, and any security incidents or outages could disrupt our ability to process retail installment contract applications, originate retail installment contracts or service our existing retail installment contract portfolios, which could materially and adversely affect our operating activities. Security incidents or outages may be caused by unforeseen catastrophic events, including natural disasters, terrorist or hacking attacks, large-scale power outages, software or hardware defects, computer viruses, cyber-attacks, external or internal security breaches, acts of vandalism, misplaced or lost data, programming or human errors, or other similar events. Although we maintain, and regularly assess the adequacy of, a business continuity, disaster recovery and incident response plan, to effectively manage the effects of unforeseen events, we cannot be certain that our plans will function as intended, or otherwise resolve or compensate for such effects.

We hold in our systems confidential financial and other personal data with respect to our customers and may, subject to applicable law, share that information with our third party service providers. Such information may be of value to identity thieves and others if revealed. Although we endeavor to protect the security of our computer systems and the confidentiality of the information entrusted to us, there can be no assurance that our security measures will provide adequate security.

It is possible that we may not be able to anticipate, detect or recognize threats to our systems or to those of third parties handling data on our behalf, or to implement effective preventive measures against all security incidents, especially because the techniques used change frequently or are not recognized until launched, and because cyber attacks can originate from a wide variety of sources, including third parties outside of the organization such as persons who are associated with external service providers or who are or may be involved in organized crime or linked to terrorist organizations. Such persons may also attempt to fraudulently induce employees or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers. These risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our use of web-based products and applications.

A successful penetration of the security of our systems could cause serious negative consequences, including disruption of our operations, misappropriation of confidential information, or damage to our computers or systems, and could result in violations of applicable privacy and other laws, financial loss to us or to our customers, customer dissatisfaction, significant litigation exposure and harm to our reputation. Further, any of these cyber security and operational risks could result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to lawsuits for identity theft or other damages resulting from the misuse of their personal information and possible financial liability. Regulators may also impose penalties or require remedial action if they identify weaknesses in our security systems, and we may be required to incur significant costs to increase our cyber security to address any vulnerabilities that may be discovered or to remediate the harm caused by any security breaches.

Such a failure in business continuity or the occurrence of any such events, or any of the consequences of a successful penetration of the security of our systems, if and when experienced, may materially and adversely affect our business, financial condition and results of operations, including our ability to support and service our customer base.

If we experience problems with our originations, accounting or collection systems, our results of operations may be impaired.

We are dependent on our originations, accounting and collection systems to service our portfolio of retail installment contracts. Our ability to deliver products and services to our dealers and consumers and operate our business in compliance with applicable laws depends on the efficient and uninterrupted operation of our computer systems, as well as those of our third party service network providers. Such systems are vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer viruses and other events. Our disaster recovery planning is not sufficient for every eventuality and we do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Such systems problems could materially and adversely affect our business, results of operations and financial condition.

We rely on third parties to deliver services, and failure by those parties to provide these services or meet contractual requirements could have a material adverse effect on our business.

We depend on third party service providers, including certain offshore third party service providers, for certain aspects of our business operations. If a service provider fails to provide the services that we require or expect, or fails to meet contractual requirements, such as service levels or compliance with applicable laws, the failure could negatively impact our business by damaging our relationship with our employees, adversely affecting our ability to process customers’ transactions in a timely and accurate manner, otherwise hampering our ability to service our customers, or subjecting us to litigation or regulatory risk, including for poor vendor oversight. Such a failure could adversely affect the perception of the reliability of our networks and services, and the quality of our brands, and could have a material and adverse effect on our business, results of operations and financial condition.

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events could have a material adverse effect on our business and could harm our reputation. We attempt to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate, and we may incur losses from time to time due to these types or risks.

We depend on the accuracy and completeness of information about consumers, and any misrepresented information could adversely affect our business, results of operations and financial condition.

In deciding whether to approve the acquisition or creation of retail installment contracts or to enter into other transactions with consumers, we may rely on information furnished to us by or on behalf of consumers, including financial information. We also may rely on representations by and on behalf of consumers as to the accuracy and completeness of that information. If any of this information is intentionally, negligently or erroneously misrepresented and such misrepresentation is not detected prior to funding, the value of the retail installment contract may be significantly lower than expected. We have experienced in the past, and may experience in the future, frauds in application in which consumers fraudulently provide social security numbers and related FICO® Scores of other individuals or provide fictitious information with higher scores. Whether a misrepresentation is made by the applicant, a dealer customer, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information from our retail installment contract applications. Any such misrepresented information could adversely affect our business, results of operations and financial condition.

Risks Related to Legal and Regulatory Matters

If we fail to comply with regulations, our results of operations may be impaired.

Failure to comply with all laws and regulations applicable to us could materially and adversely affect our ability to operate our business. Our business is subject to numerous federal and state consumer protection laws and regulations, which, among other things:

•	require us to obtain and maintain certain licenses and qualifications;

•	limit the interest rates, fees and other charges we are allowed to charge;

•	limit or prescribe certain other terms of our automobile contracts;

•	require specific disclosures to our customers;

•	define our rights to repossess and sell collateral; and

•	require us to maintain safeguards designed to protect the security and confidentiality of customer information.

Our business has been, and industry is also, at times investigated by regulators, enforcement agencies and offices of state attorneys general, which could lead to enforcement actions, fines and penalties, suspension or termination of license and qualification to conduct business or the assertion of private claims and law suits against us. The Federal Trade Commission (“FTC”) has the authority to investigate consumer complaints against us, to conduct inquiries at its own instance, and to recommend enforcement actions and seek monetary penalties. The Bureau of Consumer Financial Protection (“BCFP”) has adopted regulations that place us and other companies similar to us under its supervision. See “—The Actions of the Bureau of Consumer Financial Protection Have Increased, and Likely will Continue to Increase, our Regulatory Compliance Efforts and Associated Costs.” Our industry has also been the subject of investigations by the United States Department of Justice and various state agencies. No assurance can be given as to the ultimate outcome of any inquiry or resulting proceeding(s), which might materially and adversely affect us.

If we fail to comply with applicable laws and regulations, such failure could result in penalties, litigation losses and expenses, damage to our reputation, or the suspension or termination of our licenses to conduct business, which would materially adversely affect our results of operations, financial condition and stock price. Furthermore, judges or regulatory agencies could interpret current rules or laws differently than the way we do, leading to such adverse consequences as described above. The resolution of such matters may require considerable time and expense, and if not resolved in our favor, may result in fines or damages, and possibly a materially adverse effect on our financial condition.

The Dodd-Frank Act, financial services legislation and regulations promulgated thereunder may have an adverse effect on our business.

The Dodd-Frank Act requires the Federal banking agencies and the SEC to prescribe regulations imposing credit risk retention requirements with respect to asset-backed securities (ABS). The six federal agencies have approved a rule implementing these requirements. The rule, which became effective in February 2015, generally requires sponsors of ABS, such as us, to retain not less than five percent of the credit risk of the assets collateralizing the ABS issuance, subject to certain exceptions and exemptions. The rule also sets forth prohibitions on transferring or hedging the credit risk that the sponsor is required to retain.

Laws in the financial services industry are designed primarily for the protection of consumers. The failure to comply could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships.

At this time, it is difficult to predict the extent to which the Dodd-Frank Act, its implementing regulations and other financial services legislation and regulation and amendments thereto, and interpretations of these laws and regulations by regulatory authorities, will affect our business. However, compliance with these laws and regulations may result in additional cost and expenses, which may adversely affect our results of operations, financial condition or liquidity.

The actions of the Bureau of Consumer Financial Protection have increased, and likely will continue to increase, our regulatory compliance efforts and associated costs.

The BCFP, which was created by the Dodd-Frank Act, has broad regulatory and enforcement authority over entities offering consumer financial products or services, including non-bank commercial companies in the business of extending credit and servicing consumer retail installment contracts, such as our business. The BCFP is authorized to write regulations under federal consumer financial protection laws, including those prohibiting unfair, deceptive or abusive acts or practices (“UDAAP”), and to examine certain financial institutions for compliance with such laws. The BCFP can institute enforcement actions to address violations of consumer protection laws, which can result in the imposition of a number of remedies, including imposing civil money penalties and requiring institutions to provide customer restitution and to improve their compliance management systems.

We are subject to the supervisory and examination authority of the BCFP with respect to compliance with federal consumer financial protection laws as a result of the agency’s authority under the Dodd-Frank Act to supervise non-depository “larger participants” in certain markets for consumer financial products or services. On June 10, 2015, the BCFP issued a final rule subjecting certain larger nonbank automobile financing companies, such as us, to the supervisory authority of the BCFP.

There continues to be uncertainty as to how the BCFP’s strategies and priorities, including its supervisory, examination and enforcement processes, will impact our business and our results of operations going forward. Actions by the BCFP may increase our compliance costs and require changes in our business practices that could limit or negatively affect the products and services that we currently offer.

In addition, the BCFP and other regulators have brought enforcement actions against lenders in connection with the sale of certain ancillary products, such as debt protection products that cancel or suspend a consumer’s monthly payment or total indebtedness if certain life events occur. Regulators have questioned such products’ value and the tactics used by lenders to sell these products.

If the BCFP changes regulations, modifies through supervision or enforcement past related regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs, risk of enforcement actions, fines, penalties and litigation exposure could increase. If future regulatory or legislative restrictions or prohibitions affect our ability to finance certain products or require us to make significant changes to our business practices, and we are unable to develop compliant alternatives with acceptable returns, these restrictions could have a material adverse impact on our financial condition and results of operations.

The Dodd-Frank Act authorizes state regulators and attorneys general to enforce regulations issued by the BCFP and to enforce the Dodd-Frank Act’s general UDAAP prohibition. To the extent that states enact requirements that differ from federal standards or state officials or courts adopt interpretations of federal consumer laws that differ from those adopted by the BCFP, we may be required to alter or cease offering products or services in some jurisdictions, which would increase compliance costs, and we may be subject to a higher risk of state enforcement actions.

As a result of the enhanced consumer protection framework that has been implemented by the BCFP and other changes occurring in the regulatory environment, the amount of fees and interest we collect, the number of optional products we finance and the number of new retail installment contracts we originate could decrease, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to enhanced legal and regulatory scrutiny regarding credit bureau reporting and debt collection practices from regulators, courts and legislators.

Our balance sheet consists of predominantly non-prime consumers, which are associated with higher than average delinquency rates and charge-offs than prime consumers. Accordingly, we have significant involvement with credit bureau reporting and the collection and recovery of delinquent and charged-off debt, primarily through customer communications, the periodic sale of charged-off debt and vehicle repossession. We are subject to enhanced legal and regulatory scrutiny regarding credit bureau reporting and debt collection practices from regulators, courts and legislators. Any future changes to our business practices in these areas, including our debt collection practices, whether mandated by regulators, courts, legislators or otherwise, or any legal liabilities resulting from our business practices, including our debt collection practices, could materially and adversely affect our business, financial condition and results of operations.

Litigation and regulatory actions could subject us to significant fines, penalties, judgments and requirements resulting in increased expenses.

As an automobile financing company, we currently are, and in the future may be, subject to various consumer claims and litigation seeking damages and statutory penalties and other relief, including individual and class action lawsuits under consumer credit, consumer protection, including under the Telephone Consumer Protection Act of 1991 (“TCPA”), theft, privacy, data security, automated dialing equipment, debt collections and other laws. As the assignee of retail installment contracts originated by automobile dealers, we also may be named as a co-defendant in lawsuits filed by consumers principally against automobile dealers. Calls and/or text messages originated to our consumers may subject us to potential specific risks. For example, the TCPA restricts telemarketing and the use of technologies that enable automatic calling and/or SMS text messages to a consumer’s mobile phone without proper consent. Many of these cases present novel issues on which there is no clear legal precedent, which increases the difficulty in predicting both the potential outcomes and costs of defending these cases. The outcome of future matters could materially adversely affect our business, results of operations and financial condition.

We are also subject to regulatory examinations, investigations, inquiries, litigation, and other actions by licensing authorities, state attorneys general, the FTC, the BCFP and other governmental bodies relating to our activities. The litigation and regulatory actions to which we are or may become subject involve or may involve potential compensatory or punitive damage claims, fines, sanctions or injunctive relief that, if granted, could require us to pay damages or make other expenditures in amounts that could have a material adverse effect on our financial position and our results of operations. We have recorded loss contingencies in our financial statements only for matters on which losses are probable and can be reasonably estimated. Our assessments of these matters involve significant judgments, and may change from time to time. Actual losses incurred by us in connection with judgments or settlements of these matters may be more than our associated reserves.

Furthermore, defending lawsuits and responding to governmental inquiries or investigations, regardless of their merit, could be costly and divert management’s attention from the operation of our business. Unfavorable outcomes in any such current or future proceedings could materially and adversely affect our business, results of operations and financial condition. As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties based upon, among other things, disclosure inaccuracies and wrongful repossession, which could take the form of a plaintiff’s class action complaint. We, as the assignee of finance contracts originated by dealers, may also be named as a co-defendant in lawsuits filed by consumers principally against dealers. We are also subject to other litigation common to the automobile industry and to businesses in general. The damages and penalties claimed by consumers and others in these types of matters can be substantial. The relief requested by the plaintiffs varies but includes requests for compensatory, statutory and punitive damages.

While we intend to vigorously defend ourselves against such proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes. Additionally, negative publicity associated with litigation, governmental investigations, regulatory actions, and other public statements could damage our reputation.

From time to time there are negative news stories about the non-prime credit industry. Such stories may follow the announcements of litigation or regulatory actions involving us or others in our industry. Negative publicity about our alleged or actual practices or about our industry generally could adversely affect our stock price and our ability to retain and attract employees.

Unlike certain competitors that are banks, we are subject to the licensing and operational requirements of states and other jurisdictions, and our business would be adversely affected if we lost our licenses.

Because we are not a nationally-chartered depository institution, we do not benefit from exemptions to state loan servicing or debt collection licensing and regulatory requirements. To the extent that they exist, we must comply with state licensing and various operational compliance requirements in all states in which we operate. These include, among others, requirements regarding form and content of contracts, other documentation, collection practices and disclosures, and record keeping. We are sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees.

In addition, we are subject to periodic examinations by state and other regulators. The states that currently do not provide extensive regulation of our business may later choose to do so. The failure to comply with licensing or permit requirements and other local regulatory requirements could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible review or revocation of licenses, and damage to reputation, brand and valued customer relationships.

If we are alleged to have infringed upon the intellectual property rights owned by others or are not able to manage and protect our intellectual property, our business and results of operations could be adversely affected.

Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property of their former employers or other third parties. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property, cease offering certain products or services, or incur significant license, royalty or technology development expenses, and some of those licenses may not be available to us on reasonable terms. Moreover, it has become common for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In addition to infringement claims, we may also become involved in disputes with others regarding the ownership of intellectual property rights. For example, to the extent that we jointly own intellectual property with other parties, disagreements may arise as to the ownership or use of the intellectual property governed by such relationships. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Our efforts to protect our intellectual property may not prevent misappropriation or infringement of our intellectual property or proprietary rights and a resulting loss of competitive advantage, and in any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and management and may not be successful. Third parties may challenge, invalidate or circumvent our intellectual property, or our intellectual property may not be sufficient to provide us with competitive advantages. For example, words and devices contained in our trademarks and trade names are also found in the trade names and trademarks of a significant number of third parties. This has resulted in, and may in the future result in, challenges to our ability to use our trademarks and trade names in particular geographical areas or lines of business. Such challenges could impede our future expansion into new geographic areas or lines of business and could limit our ability to realize the full value of our trademarks and trade names. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive, could cause a diversion of resources and management and may not prove successful. Existing use by others of trademarks and trade names that are similar to ours could limit our ability to challenge third parties when their use of such marks or names may cause consumer confusion, negatively affect consumers’ perception of our brand and products or dilute our brand identity.

Our competitors or other third parties may also independently design or develop similar technology, or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property or confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The loss or diminution of our intellectual property protection or the inability to obtain third party intellectual property could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Organization and Structure

The interests of the Continuing LLC Owners and the Continuing Common A Owners may not always coincide with our interests or the interests of our other stockholders, and may result in conflicts of interest.

The interests of the Continuing LLC Owners and the Continuing Common A Owners may not always coincide with the Company’s interests or the interests of our other stockholders. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Also, Blackstone and its affiliates may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. In addition, immediately following this offering and the application of net proceeds therefrom, the Continuing LLC Owners will own     % of the LLC Units and

the Continuing Common A Owners will own     % of our Class A common stock. Because the Continuing LLC Owners hold their ownership interest in our business through Exeter Finance LLC, rather than through the public company, these existing owners may have conflicting interests with our public stockholders. For example, as the parties to the Tax Receivable Agreement, the TRA Parties may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness in light of the existence of the Tax Receivable Agreement that we entered in connection with this offering, and whether and when Exeter Finance Corporation should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration the tax or other considerations of the TRA Parties even where no similar benefit would accrue to us.

As a result of these risks, the market price of our Class A common stock could decline or stockholders might not receive a premium over the then-current market price of our Class A common stock upon a change in control. In addition, this concentration of share ownership and the rights of the controlling stockholder may adversely affect the trading price of our Class A common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

Our ability to pay taxes and expenses, including payments under the Tax Receivable Agreement, may be limited by our structure.

We will be a holding company with no operations and will rely on Exeter Finance LLC to provide us with funds necessary to meet any financial obligations. Upon the consummation of this offering, our principal asset will be the managing member interest of Exeter Finance LLC. As such, we will have no independent means of generating revenue. Exeter Finance LLC will be treated as a flow-through entity for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its common units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Exeter Finance LLC and will also incur expenses related to our operations. Pursuant to the New LLC Agreement, Exeter Finance LLC will make cash distributions to the owners of common units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the taxable income of Exeter Finance LLC that is allocated to them. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect will be significant. We intend to cause Exeter Finance LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. However, Exeter Finance LLC’s ability to make such distributions may be subject to various limitations and restrictions. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Exeter Finance LLC’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to LIBOR plus 500 basis points until paid (although a rate equal to LIBOR plus 100 basis points will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the time of this offering).

We anticipate that we will contribute to Exeter Finance LLC portions of certain distributions we receive from Exeter Finance LLC.

As described in “Certain Relationships and Related Person Transactions— Exeter Finance LLC Amended and Restated Limited Liability Company Agreement,” the New LLC Agreement provides for cash distributions, which we refer to as “tax distributions,” to be made to the holders of the LLC Units, including us, if it is determined that the income of Exeter Finance LLC will give rise to net taxable income allocable to holders of LLC Units. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, because of the lower tax rate applicable to us than the assumed tax rate on which such distributions are based, and we are required to make payments under the Tax Receivable Agreement, we anticipate that our board of directors will cause us to contribute such excess cash (net of any operating expenses) to Exeter Finance LLC. Concurrently with the contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Class B LLC Units after accounting for such contribution, Exeter Finance LLC and we, as applicable, will undertake ameliorative actions, which may include reverse split, reclassifications, combinations, subdivisions or adjustments of the then-outstanding LLC Units and corresponding shares of Class B common stock. See “Dividend Policy.” Although we anticipate that any such decision by our board of directors would be approved by a majority of our independent directors, any cash contributed to Exeter Finance LLC would not then be available to fund cash dividends on the Class A common stock.

We will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges of LLC Units and shares of Class B common stock for shares of our Class A common stock or cash are expected to produce future tax benefits for us, as are redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds.” The resulting tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this increased tax basis. This increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. Under the Tax Receivable Agreement, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations described below are taken into account.

Upon the completion of this offering, we will be a party to the Tax Receivable Agreement. We generally will be required to pay to the TRA Parties 85% of the applicable savings, if any, in income tax that we actually realize (or in certain circumstances are deemed to realize) as a result of (1) any increase in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash, (2) any increase in tax basis as a result of redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds,” (3) our utilization of certain tax attributes of the Merging Blocker, (4) tax benefits related to imputed interest arising from payments under the Tax Receivable Agreement and (5) payments under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are obligations of the Issuer, not Exeter Finance LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings we will be deemed to realize, associated with future exchanges of LLC Units as described above, would aggregate approximately $        over                years from the date of this offering, based on the initial public offering price of $        per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the TRA Parties 85% of such amount, or $        , over a                year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement, and will generally be dependent on our ability to generate sufficient future taxable income to realize the benefit of the increases in tax basis and other tax attributes subject to the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us after this offering.

The actual increase in tax basis resulting from future exchanges of LLC Units (and Class B common stock) for shares of Class A common stock or cash, as well as the amount and timing of any payments under the Tax

Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the Continuing LLC Owners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rates then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest. Payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits attributable either to additional increases in tax basis or to deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the Tax Receivable Agreement and will increase the amounts due thereunder. In addition, the Tax Receivable Agreement will provide for interest, at a rate equal to LIBOR plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. If the Internal Revenue Service (the “IRS”) challenges any increases in tax basis or other tax attributes subject to the Tax Receivable Agreement and any such increases in tax basis or other tax benefits are subsequently disallowed, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the attributes to which the Tax Receivable Agreement relates.

In certain cases, payments under the Tax Receivable Agreement to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that (1) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due (unless such failure results from the Issuer having insufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreement in a bankruptcy or otherwise, (2) upon certain mergers, asset sales, other forms of business combinations or other changes of control or (3) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the Tax Receivable Agreement.

As a result of the foregoing, (1) we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement and (2) if we materially breach a material obligation under the Tax Receivable Agreement or the Tax Receivable Agreement is otherwise terminated early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were permitted to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an assumed initial public offering price of $        per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and a discount rate equal to     %, we estimate that we would be required to pay $        in the aggregate under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain circumstances, Exeter Finance LLC will be required to make distributions to us and the existing owners of Exeter Finance LLC and the distributions that Exeter Finance LLC will be required to make may be substantial.

Exeter Finance LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the New LLC Agreement, Exeter Finance LLC will make pro rata cash distributions, or tax distributions, to the owners of LLC Units, calculated using an assumed tax rate.

Funds used by Exeter Finance LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Exeter Finance LLC will be required to make may be substantial, and may exceed (as a percentage of Exeter Finance LLC taxable income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, these payments may significantly exceed the actual tax liability for many of the existing owners of Exeter Finance LLC.

As a result of the use of an assumed tax rate in calculating Exeter Finance LLC’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Exeter Finance LLC, the existing owners of Exeter Finance LLC would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units (together with corresponding shares of Class B common stock). See “Organizational Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Exeter Finance LLC” and “Organizational Structure—Organizational Structure Following This Offering.”

We will not be reimbursed for any payments made to our existing owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

If the IRS challenges any increases in tax basis or other tax attributes that give rise to payments under the Tax Receivable Agreement and any such increases in tax basis or other tax attributes are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the Tax Receivable Agreement and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from any increases in tax basis or other tax attributes are disallowed, our payments under the Tax Receivable Agreement could exceed our actual tax savings, and we may not be able to recoup payments under the Tax Receivable Agreement that were calculated on the assumption that the disallowed tax savings were available.

Risks Related to Our Class A Common Stock and This Offering

Immediately following this offering, Blackstone and its affiliates will control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, Blackstone and its affiliates will hold     % of the combined voting power of our Class A and Class B common stock (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments). Moreover, under our bylaws and the stockholders’ agreement with Blackstone and its affiliates that will be in effect by the completion of this offering, for so long as Blackstone and its affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by Blackstone. Even when Blackstone and its affiliates cease to own shares of our stock representing a majority of the total voting power, for so long as Blackstone continues to own a significant percentage of our stock Blackstone will still be able to significantly influence the composition of our board of directors and the approval of actions requiring stockholder approval through its voting power.

Accordingly, for such period of time, Blackstone will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as Blackstone continues to own a significant percentage of our stock, Blackstone will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.

Blackstone and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, Blackstone and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone and its affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, Blackstone and its affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon the listing of our shares of Class A common stock on the NYSE, we will be a “controlled company” within the meaning of NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of Blackstone will continue to control a majority of the combined voting power of all classes of our stock entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our Class A common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors; and

•	we have a corporate governance and nominating committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect that a majority of the directors on our board will be independent upon completion of this offering. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                .

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), and

related rules implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 10-K, we expect we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm will also be required to express an opinion as to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

There may not be an active trading market for shares of our Class A common stock, which may cause shares of our Class A common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that after this offering, an active trading market will not develop or continue or, if developed, that any market will not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of Class A common stock was determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. Additionally, our Class A common stock likely will not be eligible to be included in certain stock indices because of our dual class voting structure. For example, in July 2017, S&P Dow Jones stated that companies with multiple share classes will not be eligible for inclusion in the S&P Composite 1500 (comprised of the S&P 500, S&P MidCap 400 and S&P SmallCap 600).

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay any cash dividends. The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our warehouse facility and our senior note and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price per share of Class A common stock will be substantially higher than our pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid for the LLC Units (together with the corresponding shares of our Class B common stock) by our existing owners. Assuming an offering price of $        per share of Class A common stock, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $        per share of Class A common stock.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions, capital raises or otherwise.

After this offering we will have approximately                  shares of Class A common stock authorized but unissued, including approximately                  shares of Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common stock) that will be held by members of Exeter Finance LLC. Our amended and restated certificate of incorporation to become effective prior to the consummation of this offering authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the limited liability company agreement of Exeter Finance LLC permits Exeter Finance LLC to issue an unlimited number of additional LLC units of Exeter Finance LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock (together with corresponding shares of our Class B common stock). Additionally, we have reserved an aggregate of                  shares of Class A common stock and LLC Units for issuance under our Omnibus Incentive Plan. Any Class A common stock that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

If we or our existing owners sell additional shares of our Class A common stock after this offering, the market price of our Class A common stock could decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering we will have a total of                  shares of our Class A common stock outstanding (or                  shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) and an additional                  shares of our Class A common stock issuable upon exchange of LLC Units (together with the corresponding shares of our Class B common stock) will be held by members of Exeter Finance LLC. Of the outstanding shares of Class A common stock, the                  shares sold in this offering (or                  shares if the underwriters exercise in full their option to purchase additional shares to cover over-allotments) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding                  shares of Class A common stock held by or issuable to our existing owners and management after this offering will be subject to certain restrictions on resale. We, our officers, directors and holders of certain of our outstanding shares of Class A common stock immediately prior to this offering, including Blackstone, that collectively will own                  shares of Class A common stock (including shares issuable on exchange of LLC Units) following this offering (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares to cover over-allotments), will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock held by them for 180 days following the date of this prospectus. Citigroup Global Markets Inc. and Wells Fargo Securities LLC may, in their sole discretion, release all or any portion of the shares of Class A common stock subject to lock-up agreements. Upon the expiration of the lock-up agreements, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that Blackstone will be considered an affiliate 180 days after this offering based on their expected share ownership, as well as their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time. However, commencing 180 days following this offering, the holders of these shares of Class A common stock will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of our Class A common stock.

We will also enter into a registration rights agreement with certain existing owners that will require us to register under the Securities Act shares of Class A common stock held, or issuable upon exchange, by such existing owners. Class A common shares registered pursuant to such agreement will also be available for sale in the open market upon such registration.

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions will:

•

allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;

•

prohibit stockholder action by written consent from and after the date on which the parties to our stockholders’ agreement cease to beneficially own at least 30% of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office and stockholder ability to call special meetings;

•

provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2/3% or more in voting power of all outstanding shares of our capital stock, if Blackstone and its affiliates beneficially own less than 30% in voting power of our stock entitled to vote generally in the election of directors;

•	establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

prohibit any stockholder or group (other than Blackstone and its affiliates) which beneficially owns in the aggregate more than 9.99% of the total voting power of the then-outstanding shares of our capital stock as of any record date for the determination of stockholders entitled to vote on any matter from voting more than 9.99% of the total voting power of the then-outstanding shares of our capital stock entitled to vote on matters presented to our stockholders for their vote or approval without the required notice or consent for voting such shares has been provided or obtained as required by any federal, state or local consumer or other law, regulation or regulatory authority applicable to or having jurisdiction over us or any of our subsidiaries.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for certain disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim against us or any our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine, provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring claim in a judicial forum that it finds favorable for disputes with us or our directors, officers and other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

State licensing laws and regulations may delay, discourage or otherwise impede investors from purchasing our Class A common stock.

Certain of the states in which we are licensed to provide consumer finance services have laws or regulations which require regulatory notice or approval for the acquisition of “control” of regulated entities. Under some state laws or regulations applicable to licensing, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of a regulated entity or of a company which itself controls (directly or indirectly) a regulated entity. Therefore, in connection with any person acquiring 10% or more of our combined common stock, it may be necessary to seek the prior notification to or approval of some state licensing regulators, or a determination from such regulators that “control” has not been acquired. Furthermore, upon the acquisition of 10% or more of our combined common stock, state regulators may require certain information about the acquirers. Such laws or regulations could significantly delay, discourage, or otherwise impede investors’ ability to acquire our Class A common stock.

Our Class A common stock is and will be subordinate to all of our existing and future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our Class A common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our Class A common stock may become subject to the prior dividend and liquidation rights of holders of any classes or series of preferred stock that our board of directors may designate and issue without any action on the part of the holders of our Class A common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends,” and similar words or phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond our control. For more information regarding these risks and uncertainties as well as certain additional risks that we face, refer to the “Risk Factors,” as well as factors more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Among the factors that could cause our financial performance to differ materially from that suggested by the forward-looking statements are:

•	our ability to maintain adequate liquidity to fund our operations as our business could suffer if access to funding is reduced;

•	changes in the asset-backed securities markets, including changes in investor demand for our ABS securities may negatively impact our results;

•	the strength of the U.S. automotive industry directly impacts earnings and future prospects which may negatively impact our results;

•

our business is affected by national, regional, and local economic conditions, as well as the perception of those conditions and future economic prospects, which could materially adversely affect our business. For example, changes in economic and market conditions including changes in employment rates, consumer disposable income, and prices of new and used automobiles;

•	the adequacy of our risk management framework;

•	our ability to manage interest rate and other market risks, including the availability of financial instruments needed for risk management purposes;

•

our ability to manage credit risks, including the effect of changes in underwriting and servicing practices, may impact the credit performance of our loan receivables portfolio that could negatively impact our financial condition, liquidity, and results of operations;

•	we operate in a highly regulated industry and continually changing federal, state, and local laws and regulations may negatively impact our results and could limit certain of our business activities;

•	our ability to effectively execute our business strategies, implement new initiatives, and improve efficiency;

•	we face significant risks implementing our growth strategy, some of which are outside our control;

•

our strategic partnership agreements may not result in currently anticipated levels of growth and are subject to certain performance conditions that could result in modification or termination of these agreements;

•	our business could suffer if we are unsuccessful in developing and maintaining relationships with automobile dealerships;

•	our ability to remediate any material weaknesses in internal controls over financial reporting completely and in a timely manner;

•	changes or errors in the methodologies, models, assumptions and estimates we use to prepare our financial statements, make business decisions, and manage risks;

•	loss of key management or other personnel, or an inability to attract qualified management and personnel, could negatively impact our business;

•	our ability to maintain the security of our operating systems and infrastructure (e.g., against cyber-attacks); and

•	other factors and assumptions described in this prospectus.

If one or more of the factors affecting our forward-looking information and statements proves incorrect, its actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements. Therefore, we caution not to place undue reliance on any forward-looking information or statements. The effect of these factors is difficult to predict. Factors other than these also could adversely affect our results, and the reader should not consider these factors to be a complete set of all potential risks or uncertainties. New factors emerge from time to time, and management cannot assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements only speak as of the date of this document, and we undertake no obligation to update any forward-looking information or statements, whether written or oral, to reflect any change, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to This Offering

The following simplified diagram depicts our organizational structure prior to the Reorganization Transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Organizational Structure Following This Offering

The simplified diagram below depicts our organizational structure immediately following the Reorganization Transactions and this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, Exeter Finance Corporation will be a holding company and will hold all the managing member interests in Exeter Finance LLC. Exeter Finance Corporation will operate and control all of the business and affairs of Exeter Finance LLC. We will include Exeter Finance LLC in our consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners on our consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Exeter Finance LLC, an entity that will be classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in Exeter Finance Corporation, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. The Continuing LLC Owners and Exeter Finance Corporation will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of Exeter Finance LLC as calculated pursuant to the New LLC Agreement we will enter into in connection with this offering and the Reorganization Transactions.

As described below, each of the Continuing LLC Owners will also hold a number of shares of Class B common stock of the Issuer equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such owners to directly exercise voting power at the Issuer, which will be the managing member of Exeter Finance LLC, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class A common stock and Class B common stock shall be entitled to one vote, voting as a single class except as otherwise required by applicable law or our Certificate of Incorporation. When an LLC Unit is exchanged by a Continuing LLC Owner (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be canceled. Shares of Class B common stock are not transferable except together with the transfer of an equal number of LLC Units.

Incorporation of the Issuer

The Issuer was incorporated by BCP Enzo Holdings, LLC, an existing owner and an affiliate of Blackstone, as a Delaware corporation on July 20, 2018. Except in connection with its incorporation and in connection with the transactions described below under “Reorganization Transactions,” the Issuer has not, and will not, engage in any business or other activities prior to this offering. The Issuer’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Reorganization Transactions

As part of the Reorganization Transactions, the following steps will occur (collectively, the “Reorganization Transactions”):

•	we will amend the limited liability company agreement of Exeter Finance LLC, as described below;

•

Enzo Parent, LLC, which, prior to the Reorganization Transactions, is the direct owner of 100% of the common equity of Exeter Finance LLC, will distribute to the existing owners all LLC units of Exeter Finance LLC it holds;

•

BCP Enzo Holdings, LLC will distribute the LLC Units it receives from Enzo Parent, LLC to BCP VI Exeter Feeder Fund LP (“Merging Blocker”), an affiliate of Blackstone and a Delaware entity taxed as a corporation for U.S. federal income tax purposes;

•

the Merging Blocker will merge with and into the Issuer, with the Issuer as the surviving entity, in a transaction intended to qualify as tax-free for U.S. federal income tax purposes. In the merger, the equity holders of Merging Blocker (the “Continuing Common A Owners”) will receive collectively one share of Class A common stock for each LLC Unit owned by such Merging Blocker at the time of the merger;

•	Exeter Finance LLC will purchase for cash Class B common stock of the Issuer and will distribute such Class B common stock to the Continuing LLC Owners; and

•	we will enter into the Tax Receivable Agreement, as described below.

Amendment of the Limited Liability Company Agreement of Exeter Finance LLC

As part of the Reorganization Transactions, the limited liability company agreement of Exeter Finance LLC will be amended and restated to, among other things, appoint the Issuer as its sole managing member and recapitalize the existing common interests in Exeter Finance LLC into two classes of limited liability company interests. We refer to the limited liability company agreement of Exeter Finance LLC, as in effect at the time of completion of this offering, as the “New LLC Agreement.”

Exeter Finance Corporation, as the sole managing member of Exeter Finance LLC, will have the right to determine when distributions will be made to the unit holders of Exeter Finance LLC and the amount of any such distributions (subject to the provisions of the New LLC Agreement, including with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the holders of LLC Units, including Exeter Finance Corporation, pro rata in accordance with their respective ownership interests in Exeter Finance LLC. Exeter Finance Corporation, as sole managing member, will be entitled to reimbursement for certain fees and expenses of the Issuer.

Upon the consummation of this offering, we will be a holding company and our principal asset will be the managing member interest of Exeter Finance LLC. As such, we will have no independent means of generating revenue. Exeter Finance LLC will be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including the Issuer. Accordingly, the Issuer will incur income taxes on its allocable share of any net taxable income of Exeter Finance LLC and will also incur expenses related to its operations. Pursuant to the New LLC Agreement, Exeter Finance LLC will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help to fund their tax obligations in respect of the taxable income of Exeter Finance LLC that is allocated to them. Generally, these tax distributions will be computed based on an assumed U.S. federal income tax rate equal to     % and state income tax rate of approximately     %. Exeter Finance LLC will make tax distributions pro rata in accordance with LLC Unit ownership. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, because of the lower tax rate applicable to us that the assumed tax rate on which such distributions are based, and we are required to make payments under the Tax Receivable Agreement, we anticipate that our board of directors will cause us to contribute such excess cash (net of any operating expenses) to Exeter Finance LLC. Concurrently with the contribution of such excess cash, in order to maintain the intended economic relationship between the shares and Class A common stock and the Class B LLC Units after accounting for such contribution, Exeter Finance LLC and we, as applicable, will undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of the then-outstanding LLC Units and corresponding shares of Class B common stock. In addition to tax expenses, we will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect will be significant. We intend to cause Exeter Finance LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow the Issuer to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement.

Pursuant to the New LLC Agreement, the Continuing LLC Owners (or certain permitted transferees thereof) will have the right, subject to the terms of the New LLC Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at the option of Exeter Finance LLC such determination to be made by the independent members of our Board of Directors acting on our behalf in our capacity as managing member of Exeter Finance LLC. In limited circumstances For LLC Unitholders who are not officers, directors or 5% or more stockholders, such independent members of the Board of Directors may delegate such determination to certain members of our management. The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject, including the New LLC Agreement. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Exeter Finance LLC is not treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. As the Continuing LLC Owners exchange LLC Units and Class B common stock for shares of Class A common stock or cash, the number of LLC Units held by the Issuer will correspondingly be increased as it acquires the exchanged LLC Units and a corresponding number of shares of Class B common stock are canceled. See “Certain Relationships and Related Party Transactions.”

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such Continuing LLC Owners to directly exercise voting power at the Issuer at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote.

Tax Receivable Agreement

Future exchanges of LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash are expected to produce favorable tax attributes for us, as are redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds.” These tax attributes would not be available to us in the absence of those transactions. Immediately prior to the closing of this offering, we, Exeter Finance LLC and the TRA Parties will enter into the Tax Receivable Agreement. Under this agreement, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations below are taken into account.

Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties 85% of the applicable savings, if any, in U.S. federal, state, and local income tax that we actually realize (or in some circumstances are deemed to realize) as a result of:

•

certain tax attributes created in the future as a result of exchanges by Continuing LLC Owners of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash, at the election of Exeter Finance LLC;

•	certain tax attributes created as a result of redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds”;

•	our utilization of certain tax attributes of the Merging Blocker;

•	tax benefits related to imputed interest arising from payments under the Tax Receivable Agreement; and

•	payments under the Tax Receivable Agreement.

See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

This Offering

In connection with the completion of this offering, we intend to contribute all of the proceeds we receive from this offering to purchase newly-issued LLC Units at a purchase price per LLC Unit equal to the price per share of Class A common stock sold to the public in this offering, less the applicable underwriting discounts and commissions. We intend to cause Exeter Finance LLC to use such proceeds as follows:

•

$             (or $             if the underwriters exercise in full their option to purchase additional Class A common stock to cover over-allotments, if any) to redeem                  LLC Units from certain Continuing LLC Owners at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriters discount;

•	to pay the expenses of this offering; and

•	the balance for general corporate purposes.

Assuming (a) an initial public offering price of $        per share of Class A common stock (the midpoint of the range set forth on the cover page of this prospectus), and (b) no exercise of the underwriters’ option to purchase additional shares of Class A common stock solely to cover over-allotments, if any, after giving effect to the Reorganization Transactions, and the use of proceeds as described under “Use of Proceeds” there will be                LLC Units outstanding (or                LLC Units outstanding, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and we will own a number of such LLC Units equal to the number of outstanding shares of the Issuer’s Class A common stock, including the shares of Class A common stock issued to the Continuing Common A Owners.

Accordingly, following this offering, we will directly hold one LLC Unit for every share of Class A common stock outstanding, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing the same percentage ownership in Exeter Finance LLC as a single LLC Unit.

Following This Offering

The Continuing LLC Owners (or certain permitted transferees thereof) may, subject to the terms of the New LLC Agreement, exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications and other similar transactions, or, for cash (based on the market price of the shares of Class A common stock), at the option of Exeter Finance LLC (such determination to be made by the independent members of our Board of Directors acting on our behalf in our capacity as managing member of Exeter Finance LLC). See “Organizational Structure—Amendment of the Limited Liability Company Agreement of Exeter Finance LLC.” These exchanges are expected to result in increases in the tax basis of the assets of Exeter Finance LLC that otherwise would not have been available. The increases in tax basis resulting from such exchanges may reduce the amount of tax that the Issuer would otherwise be required to pay in the future. This increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets.

The Issuer may accumulate cash balances in future years resulting from distributions from Exeter Finance LLC exceeding its tax or other liabilities. To the extent the Issuer does not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decides to hold or recontribute such cash balances to Exeter Finance LLC for use in its operations, Continuing LLC Owners who exchange LLC Units and shares of Class B common stock for shares of Class A common stock or cash in the future could also benefit from any value attributable to such accumulated cash balances. See “Risk Factors-Risks Related to our Organizational Structure—In certain circumstances, Exeter Finance LLC will be required to make distributions to us and the existing owners of Exeter Finance LLC and the distributions that Exeter Finance LLC will be required to make may be substantial.”

Upon completion of this offering and the use of proceeds:

•	Our Class A common stock will be held as follows:

                shares (or                  shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) by investors in this offering; and                  shares by the Continuing Common A Owners.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

                shares and LLC Units by the Continuing LLC Owners.

•	The combined voting power in the Issuer will be as follows:

    % for investors in this offering (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

    % for the Continuing Common A Owners (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

    % for the Continuing LLC Owners (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our Class A common stock by us in this offering, after deducting estimated underwriting discounts and commissions, will be approximately $         (or approximately $        if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments), assuming an initial public offering price of $        per share (the midpoint of the range set forth on the cover page of this prospectus). Each $1 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds by $        .

We intend to contribute all of the proceeds to us to purchase newly-issued LLC Units from Exeter Finance LLC as described under “Organizational Structure—This Offering.” We intend to cause Exeter Finance LLC to use such proceeds as follows:

•

$         (or $         if the underwriters exercise in full their option to purchase additional Class A common stock to cover over-allotments, if any) to redeem                  LLC Units from certain Continuing LLC Owners at a price per LLC Unit equal to the public offering price per share of Class A common stock in this offering, less the underwriters discount;

•	to pay the expenses of this offering; and

•	the balance for general corporate purposes.

Pending specific application of these proceeds, Exeter Finance LLC expects to invest the balance of the proceeds primarily in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the United States government.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

DIVIDEND POLICY

We currently do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. The declaration, amount and payment of any future dividends on shares of Class A common stock will be at the sole discretion of our board of directors and we may reduce or discontinue entirely the payment of any such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Immediately following this offering, the Issuer will be a holding company and its principal asset will be the managing member interest of Exeter Finance LLC. If the Issuer decides to pay a dividend in the future, it would need to cause Exeter Finance LLC to make distributions to the Issuer in an amount sufficient to cover such dividend.

The New LLC Agreement will provide for regular periodic cash distributions, which we refer to as “tax distributions,” to be made to holders of the LLC Units, including us, if it is determined that the income of Exeter Finance LLC will give rise to net taxable income allocable to holders of the LLC Units. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, because of the lower tax rate applicable to us than the assumed tax rate on which such distributions are based, and we are required to make payments under the Tax Receivable Agreement (as defined below), we anticipate that our board of directors will cause us to contribute such excess cash (net of any operating expenses) to Exeter Finance LLC. Concurrently with the contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Class B LLC Units after accounting for such contribution, Exeter Finance LLC and we, as applicable, will undertake ameliorative actions, which may include reverse split, reclassifications, combinations, subdivisions or adjustments of outstanding LLC Units and corresponding shares of Class B common stock.

Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness and may be further restricted by the terms of any future debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, Exeter Finance LLC is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Exeter Finance LLC (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Exeter Finance LLC are generally subject to similar legal limitations on their ability to make distributions to Exeter Finance LLC.

Because Exeter Finance Corporation must pay taxes and make payments under the Tax Receivable Agreement, any amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Exeter Finance LLC to its members on a per LLC Unit basis.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2018:

•	on a historical basis; and

•

on a pro forma basis to reflect (i) the Reorganization Transactions described under “Organizational Structure,” (ii) the creation of certain tax assets in connection with this offering and the Reorganization Transactions, (iii) the creation of related party liabilities in connection with entering into the Tax Receivable Agreement with the TRA Parties and (iv) the sale by us of                  shares of Class A common stock in this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders’ equity and total capitalization by approximately $         (assuming no exercise of the underwriters’ option to purchase additional shares solely to cover over-allotments, if any).

This table should be read in conjunction with “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	September 30, 2018
($ thousands, except share-related amounts)	Historical	Pro Forma
	(unaudited)
Cash and cash equivalents	$17,714	$
Restricted cash and cash equivalents	283,690

Total cash, restricted cash and cash equivalents	$301,404	$

Warehouse facility	$354,600	$
Senior note, net	175,000
Securitization notes payable, net	2,995,394

Total debt	3,524,994

Member’s equity	396,127
Preferred stock, $0.0001 par value, shares authorized, none issued and outstanding	—
Class A common stock, $0.0001 par value, shares authorized, issued and outstanding	—
Class B common stock, $0.0001 par value, shares authorized, issued and outstanding	—
Additional paid-in capital
Retained earnings
Non-controlling interests

Total equity	396,127

Total capitalization	$3,921,121	$

DILUTION

If you invest in shares of our Class A common stock, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma net tangible book value per share of Class A common stock after this offering. Dilution results from the fact that the per share offering price of the shares of Class A common stock is substantially in excess of the pro forma net tangible book value per share attributable to our existing owners.

As of September 30, 2018, we had a pro forma net tangible book value of $        , or $        per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share of Class A common stock represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the holders of LLC Units in Exeter Finance LLC (other than Exeter Finance Corporation) exchanged their LLC Units for newly-issued shares of Class A common stock on a one-for-one basis.

After giving effect to the sale of                  shares of Class A common stock in this offering at the initial public offering price per share of $        , the midpoint of the range set forth on the cover page of this prospectus, the application of the net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the other transactions described under “Organizational Structure” and “Unaudited Pro Forma Consolidated Financial Information” and assuming that all of our existing owners exchanged their LLC Units (together with the same number of shares of our Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, our pro forma net tangible book value as of                 , would have been $        , or $        per share of Class A common stock. This represents an immediate increase in net tangible book value of $        per share of Class A common stock to our existing owners and an immediate dilution in net tangible book value of $        per share of Class A common stock to investors in this offering.

Assumed initial public offering price per share of Class A common stock	$
Pro forma net tangible book value per share of Class A common stock as of
Increase in pro forma net tangible book value per share of Class A common stock attributable to new investors

Pro forma net tangible book value per share of Class A common stock after this offering

Dilution per share of Class A common stock to new investors in this offering	$

The pro forma information discussed above is for illustrative purposes only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual offering price of our Class A common stock and other terms of this offering determined at pricing.

We have presented dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering assuming that all of the holders of LLC Units redeemed or exchanged their LLC Units for a corresponding number of newly-issued shares of Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

The following table summarizes, on a pro forma basis after giving effect to the Reorganization Transaction and this offering, and the application of the net proceeds as described under “Use of Proceeds,” the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by our existing investors and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock, solely to cover over-allotments, if any. If the underwriters exercise their option to purchase additional shares of our Class A common stock, there will be further dilution to new investors.

If the underwriters’ option to purchase additional shares to cover over-allotments, if any, is exercised in full, assuming that all of the existing owners exchanged their LLC Units (together with the same number of shares of our Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, the number of shares of Class A common stock held by our existing owners would be                 , or     %, and the number of shares of Class A common stock held by new investors would increase to                 , or     %, of the total number of shares of our Class A common stock outstanding after this offering, respectively.

The number of shares of our Class A common stock set forth above is based on                  shares of our Class A common stock outstanding and                 LLC units outstanding and does not reflect                  shares of Class A common stock reserved for issuance pursuant to equity compensation plans.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2018 and the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 present our consolidated financial position and results of operations after giving effect to:

•

The Reorganization Transactions described under “Organizational Structure,” including the recording of a provision for federal and state corporate income taxes based on the income of Exeter Finance Corporation;

•	The creation of certain tax assets in connection with this offering and the Reorganization Transactions;

•

The creation of related party liabilities in connection with entering into the Tax Receivable Agreement with the TRA Parties, described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and

•

The sale by us of shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $         per share, (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following pro forma balance sheet as of September 30, 2018 and statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018, present the consolidated financial position and consolidated results of operations to give pro forma effect to the transactions identified above as if all such events had been completed as of September 30, 2018, with respect to the unaudited pro forma consolidated balance sheet and as of January 1, 2017 with respect to the unaudited pro forma consolidated statement of operations.

The unaudited pro forma condensed consolidated financial information has been prepared based on the historical financial statements of Exeter Finance LLC and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The adjustments necessary to fairly present the unaudited pro forma financial information has been based on available information and assumptions we believe are reasonable and are presented for illustrative purposes only. The unaudited pro forma financial information does not purport to represent the condensed consolidated results of operations or consolidated financial position of Exeter Finance LLC that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project the condensed consolidated results of operations or consolidated financial position of Exeter Finance LLC for any future date or period. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

The historical financial information of Exeter Finance LLC has been derived from the condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that                  shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be     %, and the net income attributable to LLC Units not held by us will accordingly represent     % of our net income. The higher percentage of net income attributable to LLC Units not held by us over the ownership percentage of LLC Units not held by us is due to the recognition of additional current income tax expense after giving effect to the adjustments for the reorganization transactions and this offering that is entirely attributable to Exeter Finance Corporation’s interest in Exeter Finance LLC. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the ownership percentage represented by LLC Units not held by us will be     %, and the net income

attributable to LLC Units not held by us will accordingly represent     % of our net income. The unaudited pro forma condensed consolidated financial information presented assumes no exercise by the underwriters of the option to purchase up to an additional                  shares of Class A common stock from us.

We will incur certain one-time costs in connection with this offering and related reorganization transactions, such as accounting, tax, legal and other professional service costs, of approximately $        . We have included a pro forma adjustment for the removal of such incremental one-time costs of $        million, which are reflected in our interim condensed consolidated results of operations for the nine months ended September 30, 2018 of Exeter Finance LLC. We have not included any pro forma adjustments in the unaudited pro forma condensed consolidated results of operations for the remainder of these costs because they are not expected to have an ongoing impact on our operating results or are not factually supportable. Additionally, following the offering, we will incur costs associated with being a U.S. publicly traded company. Such costs will include new or increased expenses for such items as insurance, directors’ fees, accounting work, legal advice and compliance with applicable U.S. regulatory and stock exchange requirements, including costs associated with compliance with the Sarbanes-Oxley Act and periodic or current reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). No pro forma adjustments have been made to reflect such costs due to the fact that they currently are not objectively determinable.

The unaudited pro forma condensed consolidated financial statements and related notes should be read in conjunction with the information contained in “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Selected Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed consolidated financial statements of Exeter Finance LLC and related notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30, 2018
	Historical	Pro Forma
($ thousands, except share-related amounts)	Exeter Finance LLC	Adjustments		Exeter Finance Corporation
	(unaudited)			(unaudited)
Interest on loan receivables	$558,190	$		$
Gain on sale of loan receivables	13,704
Fee and other income	8,119

Total interest, fee and other income	580,013
Interest expense	122,021

Net interest, fee and other income	457,992
Provision for credit losses	275,338

Net interest, fee and other income after provision for credit losses	182,654

Salaries and employee benefits	74,566
Other operating expenses	40,616		(a)
Depreciation and amortization	10,102
Restructuring income	(12)

Total operating expenses	125,272

Income before income taxes	57,382
Provision for income taxes	—		(b)

Net income	57,382
Net income attributable to non-controlling interests	—		(c)

Net income attributable to Exeter Finance	$57,382	$		$

Pro forma net income attributable to Exeter Finance per share:					(d)
Basic				$

Diluted				$

Pro forma number of shares used in computing net income attributable to Exeter Finance per share:					(d)
Basic

Diluted

	Year Ended December 31, 2017
	Historical	Pro Forma
($ thousands, except share-related amounts)	Exeter Finance LLC	Adjustments		Exeter Finance Corporation
				(unaudited)
Interest on loan receivables	$627,185	$		$
Gain on sale of loan receivables	5,343
Fee and other income	6,974

Total interest, fee and other income	639,502
Interest expense	142,840

Net interest, fee and other income	496,662
Provision for credit losses	294,253

Net interest, fee and other income after provision for credit losses	202,409

Salaries and employee benefits	92,418
Other operating expenses	50,489
Depreciation and amortization	14,239
Restructuring income	(63)

Total operating expenses	157,083

Income before income taxes	45,326
Provision for income taxes	—		(b)

Net income	45,326
Net income attributable to non-controlling interests	—		(c)

Net income attributable to Exeter Finance	$45,326	$		$

Pro forma earnings per share:					(d)

Basic				$

Diluted				$

Pro forma number of shares used in computing earnings per share:					(d)
Basic

Diluted

	As of September 30, 2018
	Historical	Pro Forma
($ thousands, except share-related amounts)	Exeter Finance LLC	Adjustments		Exeter Finance Corporation
	(unaudited)			(unaudited)
Assets:
Cash and cash equivalents	$17,714	$		$
Restricted cash and cash equivalents	283,690
Loan receivables, net	3,545,329
Repossessed vehicle inventory and other assets, net	103,200		(e)
Property and equipment, net of accumulated depreciation and amortization	17,183
Warehouse facility debt issuance costs, net	7,688
Deferred tax asset	—		(f)

Total Assets	$3,974,804	$		$

Liabilities:
Accounts payable	$3,236	$		$
Accrued liabilities	45,122		(g)
Deferred rent	5,325
Warehouse facility	354,600
Senior note, net	175,000
Securitization notes payable, net	2,995,394
Payable to related parties pursuant to tax receivable agreement	—		(h)

Total Liabilities	3,578,677

Equity:
Member’s equity	396,127		(i,j)
Preferred stock, $0.0001 par value, shares authorized, none issued and outstanding	—
Class A common stock, $0.0001 par value, shares authorized, issued and outstanding	—		(i,k)
Class B common stock, $0.0001 par value, shares authorized, issued and outstanding	—		(i,k)
Additional paid-in capital	—		(i,j)
Retained earnings	—		(m)
Non-controlling interests	—		(i,l,m)

Total Equity	396,127

Total Liabilities and Equity	$3,974,804	$		$

(a)

Represents the removal of incremental one-time costs of $         million for professional service fees, such as legal and accounting fees, in connection with the offering and related reorganization transactions and related tax effect, which are reflected in the interim condensed consolidated results of operations for the nine months ended September 30, 2018 of Exeter Finance LLC.

(b)

Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Exeter Finance LLC, which will result in higher income taxes. As a result, the pro forma statements of income reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of     %, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

(c)

Exeter Finance LLC has been, and will continue to be, treated as a flow-through entity for federal and most state income tax purposes. As such, Exeter Finance LLC’s profits and losses will flow through to its partners, including us, and are generally not subject to tax at the Exeter Finance LLC level. Upon completion of the Reorganization Transactions, we will become the sole managing member of Exeter

Finance LLC. As a result of this offering, we will initially own approximately % of the economic interest of Exeter Finance LLC, but will have 100% of the voting power and will control the management of Exeter Finance LLC. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be %.
(d)

The basic and diluted pro forma net income per share of Class A common stock represents net income attributable to Exeter Finance Corporation divided by the combination of the                  shares owned by existing owners and the                Class A common shares sold in this offering, the proceeds of which are expected to equal $        million (based on the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts). See “Use of Proceeds.” The table below presents the computation of pro forma basic and dilutive earnings per share (“EPS”) for Exeter Finance Corporation.

Earnings per Common Share ($ thousands, except share-related amounts)	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
Numerator:
Net income attributable to Exeter Finance—basic and diluted	$	$

Denominator:
Weighted average common shares outstanding—basic
Incremental common shares attributable to dilutive instruments

Weighted average common shares outstanding—diluted

Basic earnings per share	$	$

Diluted earnings per share	$	$

(e)

Represents the removal of the asset related to capitalized incremental one-time costs of $             million for professional service fees, such as legal and accounting fees, in connection with the offering as of September 30, 2018.

(f)

Exeter Finance Corporation is a corporation for U.S. federal and state income tax purposes. Exeter Finance LLC was and will continue to be treated as a partnership for U.S. federal income tax purposes, and as such, is generally not subject to U.S. federal income tax at the entity level. Furthermore, deferred tax assets and liabilities will be recognized by Exeter Finance Corporation for the future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The pro forma deferred tax asset balance shown for Exeter Finance Corporation includes the applicable deferred tax assets under the terms of the Tax Receivable Agreement that we will enter into with the TRA Parties immediately prior to this offering.

(g)

Represents the estimated incremental one-time costs of $             million for professional service fees, such as legal and accounting fees, in connection with the offering and related reorganization transactions not reflected in the condensed consolidated balance sheet as of September 30, 2018. The Company recorded an adjustment to accrued liabilities with a corresponding decrease in additional paid-in capital to reflect the professional service fees we estimate to incur.

(h)

Reflects the recognition of a liability of $         million, which represents 85% of the full obligation for applicable tax attributes under the terms of the Tax Receivable Agreement that we will enter into with the TRA Parties immediately prior to this offering. See “Certain Relationships and Related Party Transactions-Tax Receivable Agreement.” No adjustment has been made to reflect future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash.

(i)

Represents an adjustment to equity reflecting (i) par value for common stock, (ii) a decrease in $        million of members’ equity to allocate a portion of Exeter Finance Corporation’s equity to the non-controlling interests, and (iii) reclassification of members’ equity of $        million to additional paid-in capital.

(j)	Reflects adjustments to additional paid-in capital as follows:

Pro Forma Additional Paid-In Capital ($ thousands)	As of September 30, 2018
Reclassification of historical members equity (see (i) above)	$
Shares of common stock issued in this offering
Net adjustment to reflect the deferred tax asset and liability under the TRA
Adjustment to reflect nonrecurring professional fees prior to the offering

Pro forma additional paid-in capital	$

The amount shown for the issuance of shares of common stock in this offering is at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(k)	Reflects the issuance of shares of common stock in this offering at $0.0001 par value per share.
(l)

As described in “Organizational Structure,” Exeter Finance Corporation will become the sole managing member of Exeter Finance LLC. Exeter Finance Corporation will initially have a minority economic interest in Exeter Finance LLC, but will have 100% of the voting power and control over the management of Exeter Finance LLC. As a result, we will consolidate the financial results of Exeter Finance LLC and will record an amount as non-controlling interests on our condensed consolidated balance sheet.

(m)	Reflects the incremental one-time equity-based charge from the modification of PIUs granted to existing and former employees in connection with the unitization.

SELECTED HISTORICAL FINANCIAL DATA

The following table shows selected historical condensed consolidated financial and other data of Exeter Finance LLC at the dates and for the periods indicated. Exeter Finance LLC is considered our predecessor for accounting purposes, and its historical condensed consolidated financial statements will be our historical condensed consolidated financial statements following this offering.

The selected consolidated statements of operations data for each of the years ended December 31, 2017, 2016 and 2015, and the selected consolidated balance sheets data as of December 31, 2017 and 2016, were derived from, and are qualified by reference to, the audited consolidated financial statements of Exeter Finance LLC which operated as Exeter Finance Corp., a Texas corporation, prior to May 1, 2017, included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the years ended December 31, 2015, 2014 and 2013, and the selected consolidated balance sheets data as of December 31, 2015, 2014 and 2013, were derived from the consolidated financial statements of Exeter Finance LLC not included in this prospectus.

The selected condensed consolidated statements of operations data for the nine months ended September 30, 2018 and 2017 and the selected condensed consolidated balance sheets data as of September 30, 2018 and 2017 were derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements of Exeter Finance LLC included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on a consistent basis with the audited consolidated financial statements of Exeter Finance LLC. Such unaudited financial statements contain all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair statement of the financial information set forth in those statements. Our results of operations for interim periods are not necessarily indicative of the results that may be expected for the full year. Further, our historical results are not necessarily indicative of our results in any future period.

The selected condensed consolidated financial data of Exeter Finance Corporation have not been presented because Exeter Finance Corporation is a newly incorporated entity and has not engaged in any business or other activities except in connection with its formation and initial capitalization.

You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

	September 30,
($ thousands)	2018	2017
	(unaudited)
Statements of Operations Data
Net interest, fee and other income	$457,992	$373,600
Provision for credit losses	275,338	241,594
Operating expenses	125,272	119,858
Provision for income taxes	—	—

Net income	$57,382	$12,148

Balance Sheets Data
Loan receivables, net	$3,545,329	$3,028,534
Total assets	3,974,804	3,409,497
Securitization notes payable, net	2,995,394	2,772,700
Other debt	529,600	234,039
Accounts payable, accrued liabilities, deferred rent	53,683	36,295
Total liabilities	3,578,677	3,043,034
Total equity	396,127	366,463
Ratios(b)
Return on average assets	2.06%	0.49%
Return on average equity	19.21%	4.58%
Net interest, fee and other income as a % of AGR	16.94%	15.57%
Provision for credit losses as a % of AGR	10.18%	10.07%
Operating expenses as a % of AGR	4.63%	5.00%
Income tax expense as a % of AGR	—%	—%
Net income as a % of AGR	2.12%	0.51%
Other Information
Average gross receivables (AGR)	$3,615,030	$3,207,472
Debt to equity ratio	8.90x	8.20x
Employees	1,054	958

	Years Ended December 31,
($ thousands)	2017(a)	2016	2015	2014	2013
Statements of Operations Data
Net interest, fee and other income	$496,662	$452,917	$461,549	$364,922	$234,705
Provision for credit losses	294,253	266,700	311,315	262,889	159,836
Operating expenses	157,083	155,123	159,356	143,033	118,387
Provision for (benefit from) income tax expense	—	1,617	8,268	(5,016)	8,052

Net income (loss)	$45,326	$29,477	$(17,390)	$(35,984)	$(51,570)

Balance Sheets Data
Loan receivables, net	$2,979,219	$2,769,781	$2,837,727	$2,619,591	$1,779,789
Total assets	3,355,732	3,153,844	3,217,228	2,969,786	1,975,008
Securitization notes payable, net	2,437,208	2,262,694	2,275,021	1,972,784	1,038,182
Other debt	479,755	505,914	586,431	657,289	659,874
Accounts payable, accrued liabilities, deferred rent	42,904	36,990	37,006	33,128	29,355
Total liabilities	2,959,867	2,805,598	2,898,458	2,663,201	1,727,411
Total equity	395,865	348,246	318,770	306,585	247,597
Ratios
Return on average assets	1.36%	0.94%	(0.55)%	(1.43)%	(3.65)%
Return on average equity	12.53%	9.32%	(5.57)%	(12.80)%	(26.21)%
Net interest, fee and other income as a % of AGR	15.34%	14.75%	15.17%	15.27%	17.54%
Provision for credit losses as a % of AGR	9.09%	8.68%	10.23%	11.00%	11.95%
Operating expenses as a % of AGR	4.85%	5.05%	5.24%	5.98%	8.85%
Income tax expense (benefit) as a % of AGR	—%	0.05%	0.27%	(0.21)%	0.60%
Net income (loss) as a % of AGR	1.40%	0.96%	(0.57)%	(1.51)%	(3.85)%
Other Information
Average gross receivables (AGR)	$3,237,218	$3,070,884	$3,042,055	$2,390,576	$1,338,003
Debt to equity ratio	7.37x	7.95x	8.98x	8.58x	6.86x
Employees	939	954	852	1,131	1,126

(a)

On April 30, 2017, Exeter Finance Corp. converted from a Texas corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC. Beginning May 1, 2017, Exeter Finance LLC is treated as a flow-through entity for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by its indirect equity owners.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in conjunction with the “Selected Historical Financial Data,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements of Exeter Finance LLC and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results may differ materially from those contained in any forward-looking statements. These forward-looking statements involve numerous risks and uncertainties, including those discussed below and elsewhere in this prospectus including the sections entitled “Risk Factors” and “Forward-Looking Statements.” Due to rounding, percentages presented throughout the MD&A may not precisely reflect the absolute figures.

Our Company

We are an industry leading, full-service, technology and data-driven specialty finance company, operating in the U.S. automobile finance market since April 2006. Our business is to underwrite, purchase, service, and securitize retail installment contracts, which we refer to as either retail installment contracts or auto loans, from automobile dealers. We service auto loans that we own, as well as auto loans owned by third parties. Through our retail installment contract purchases, we provide indirect financing for new and used vehicles, primarily to consumers with FICO® Scores of less than 660, which we refer to as non-prime consumers, with a particular focus on consumers with FICO® Scores of less than 620, which we refer to as sub-prime consumers. We serve as a source of financing for automobile dealers, facilitating vehicle sales to consumers with non-prime, including sub-prime, FICO® Scores, and as such we provide financing to underserved consumers. We believe having a personal vehicle is mission-critical for many of these consumers, particularly in serving as a means of transportation for employment, therefore consumers prioritize re-paying these auto loans.

As of September 30, 2018, we had relationships with approximately 276,000 consumers and approximately 10,500 dealers across 49 states. We focus our automobile dealer marketing efforts across differentiated and diverse origination channels, each with attractive expected levels of risk-adjusted financial returns that we believe improve optionality in varying market environments.

We also have strong partnerships with select large dealer groups, OEM captive finance companies (“Captives”) and banks, and are currently seeking partnerships with Original Equipment Manufacturers (“OEMs”). These partnerships provide us broad and diverse access to profitable origination channels. Our core channels include franchise dealers, franchise dealer groups and independent used car dealers. Our strategic partnership channels consist of an independent dealer group partnership, captive partnerships and bank partnerships, and we are seeking partnerships with OEMs.

Items Affecting Comparability of Results

Our historical financial results may not be comparable, either from period to period or to our future financial results, due to a number of factors, including our LLC Conversion, our reorganization in connection with this offering and the items discussed below:

Income taxes:

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April 30, 2017 LLC Conversion: On April 30, 2017, Exeter Finance Corp. converted from a Texas corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC which we refer to as our “LLC Conversion.” Beginning May 1, 2017, Exeter Finance LLC has been treated as a flow-through entity for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by its indirect equity owners.

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IPO Reorganization and Corporate Structure: Exeter Finance Corporation is a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, Exeter Finance LLC, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus do not include any provision for U.S. federal income tax or income taxes in any state or locality (other than franchise tax in the State of Texas). Following this offering, Exeter Finance Corporation will pay federal income taxes as a corporation on its share of our taxable income.

Furthermore, as a result of the Reorganization Transactions and this offering deferred tax assets and liabilities will be recognized by Exeter Finance Corporation for the future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that included the enactment date, as applicable.

In addition, in connection with the Reorganization Transactions and this offering we will enter into the Tax Receivable Agreement as described under “Certain Relationships and Related Party Transactions-Tax Receivable Agreement.”

Tax Reform Act: Prior to the December 2017 Public Law 115-97 “Tax Cuts and Jobs Act of 2017” or “Tax Reform Act,” and our LLC Conversion discussed above, Exeter Finance Corp. was subject to U.S. federal income taxes at a statutory rate of 35%. Following the December 2017 passage of the Tax Reform Act, the U.S. federal corporate income tax rate was reduced from 35% to 21%. The historical provision for income taxes of Exeter Finance Corp. is not comparable to the anticipated provision for income taxes of Exeter Finance Corporation in periods following this offering, both as a result of the Tax Reform Act and because Exeter Finance Corporation will not initially own 100% of Exeter Finance LLC and will only pay taxes on its share of our taxable income.

Management compensation plans: At or prior to the completion of this offering, we will adopt the Exeter Finance Corporation 2018 Omnibus Incentive Compensation Plan (“Omnibus Incentive Plan”) as more fully discussed in “Compensation Discussion and Analysis.” In periods following this offering, we expect our results of operations will reflect compensation expense related to awards made under the New Incentive Plan. In addition, we expect an incremental one-time equity based compensation expense from the modification of PIUs granted to former employees in connection with the unitization. See note (k) to the “Unaudited Pro Forma Financial Information.”

New Accounting Standard for measuring credit losses: In June of 2016, the Financial Accounting Standards Board issued Accounting Standard Update ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which significantly changes the way that entities will be required to measure credit losses. The new standard requires that the estimated credit loss be based upon an “expected credit loss” approach rather than the “incurred loss” approach currently required. The new approach will require entities to measure all expected credit losses for financial assets based on historical experience, current conditions and reasonable forecasts of collectability. This will change the current incurred loss method of providing allowances for credit losses that are probable over the next twelve months to an expected lifetime loss method, which we expect will require us to increase our allowance for credit losses, and will likely increase the data we would need to collect and review to determine the appropriate level of the allowance for credit losses. This ASU will become effective for our fiscal years beginning January 1, 2020, with early adoption permitted for fiscal years beginning January 1, 2019. See Note 1 of the Notes to the Consolidated Financial Statements included in this prospectus for more information on this new accounting standard.

Public company costs: Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently inapplicable to us as a private company. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Recent Company Initiatives

Branch office consolidation and centralization: From our 2006 inception through April 2015, we acquired retail installment contracts through branch offices and centralized buying centers. In January 2015, we announced the closure of our branch offices and began to originate and service all retail installment contracts through our two centralized buying centers, located in Irving, Texas and Clearfield, Utah. In addition, certain back office servicing operations were outsourced to lower cost third party vendors. The branch office consolidation supported our efforts to provide after hours and weekend dealer support while improving overall operating efficiency and processing control. The restructuring was implemented in phases and completed in April 2015. Exeter incurred a total restructuring expense of approximately $6.8 million in 2015.

Risk-adjusted financial returns strategy: As realized charge-offs on 2015 vintage loan originations began to exceed our loss expectations, our new management team transitioned from a top line revenue strategy to a strategy more focused on profitability. We proactively reduced 2016 new loan origination volume to focus on generating appropriate risk-adjusted financial returns by optimizing pricing and terms across credit tiers and identifying dealers that demonstrated superior performance with Exeter related to retail installment contract credit performance, new loan volume, and origination efficiency.

As a result, we implemented a dealer performance improvement initiative within our Core Channel. We also focused on improving our internal processes to increase pricing and origination efficiency including automation of manual processes, investing in employee training, and tightening deal structures while improving our risk-based pricing models.

These strategic actions have resulted in improved relative credit performance on new 2016 and later vintage year loan originations and positioned Exeter to take advantage of market opportunities, including: (i) new partnerships with OEMs, Captives and bank partners; and (ii) core dealer origination growth resulting from two large national financial institutions reducing their non-prime originations beginning in the first quarter of 2016. These factors supported our strategy to create multiple broad and diverse origination channels.

Factors Impacting Our Business Performance

We believe that our performance and future success depend on a number of factors, including those discussed below and in the section titled “Risk Factors” of this prospectus.

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Phasing-in of improved vintage economics: As legacy vintages that were originated prior to the launch of our new strategy in early 2016 mature or are repaid, our portfolio is being replenished with more recent origination vintages anticipated to be more profitable, providing meaningful incremental earnings growth as the portfolio turns over. For instance, for the nine months ended September 30, 2018 and 2017, our yield on loan receivables was 20.64% and 19.81%, respectively, and for the years ended December 31, 2017, 2016 and 2015, our yield on loan receivables was 19.37%, 18.55%, and 18.42%, respectively.

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Origination volume growth: We believe there is potential for balance sheet growth through the expansion of our core dealer base and dealer group program, coupled with the continued expansion of our partnership programs. We also believe our large addressable market and the fragmented nature of the industry provide meaningful opportunity for continued growth. Exeter’s market share of outstanding sub-prime retail installment contracts was 2.8%, according to J.D. Power and Associates’ Power Information Network PIN as of September 30, 2018.

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Platform scalability: Our incremental operating leverage is driven by: (i) operating discipline; (ii) system and process enhancements; (iii) continued emphasis on growth of cost-efficient partnerships; and (iv) portfolio growth. We believe our platform can support growth of the portfolio without significant incremental corporate and system infrastructure costs.

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Competition: The automobile finance industry is highly competitive. We compete on the pricing and terms we offer on retail installment contract purchases as well as the consumer service and funding stability we provide to our automobile dealers. Certain large competitors who exited the market may reenter and increase our competition. In addition, from time to time we have seen irrational pricing from competitors which we may see in the future as well.

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Macroeconomic conditions: Our business and financial performance are affected by national, regional, and local economic conditions primarily in the United States, as well as the perception of those conditions and future economic prospects. Unemployment rates, personal consumption rates, consumer confidence and price indices, energy prices, used vehicle prices, and industrial production indices may all impact our performance.

We believe that new retail installment contract origination activity is impacted by the level of new and used vehicle purchases that is typically led by economic growth reflected by improving employment rates and consumer confidence, while consumer loan defaults generally increase during periods of rising unemployment and declining industrial production.

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Automobile OEM industry conditions: We believe that trends within the automobile OEM industry impact our financial performance in two ways: (i) new retail installment contract originations are impacted by the comparative affordability of new and used vehicles; and (ii) recoveries on repossessed vehicles are impacted by the strength of vehicle auction prices.

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Seasonality and resulting fluctuations in operating results: Our business experiences seasonality fluctuations in the results of our operations and cash flow needs throughout the year. We generally see higher volume and favorable collection and loss trends late in the first quarter and early in the second quarter due to consumers receiving refunds from tax returns. However, during the second half of the year, our consumers generally have less cash available and we see credit losses increase from the first half of the year.

How We Assess Our Business Performance

In addition to net income (loss), the following are key measures that we use to assess the performance of our business overall and on an origination month vintage basis. We compare these key measures to prior periods, our annual plan, industry peers, and any current business forecasts.

Retail installment contract origination volume: New retail installment contract origination volume and portfolio size determines the magnitude of the components of interest income and costs of funds on our earnings. We closely monitor new origination volume along with APR, forecasted net credit losses, term, and discounts on the retail installment contracts acquired to ensure we are earning an appropriate risk-adjusted return. We also monitor portfolio runoff, including defaults, principal amortization, and prepayments of existing loans versus expectations and prior periods to adjust our forecast of expected portfolio financial results and adjust our pricing on new originations as necessary.

Net interest margin: We monitor the spread between the interest, fees, and other income earned on our loan receivables and the interest expense incurred on our liabilities, and continually monitor the components of our interest income and cost of funds. We also monitor external interest rate and credit spread trends, including the swap curve, LIBOR and commercial paper rates, spot and forward rates, and observable market credit spreads.

Net credit losses: Each of the retail installment contracts purchased is priced using our risk-based proprietary models. The profitability of a retail installment contract is directly related to whether or not the actual net credit losses are consistent with forecasted losses at origination. We closely analyze monthly credit performance of a retail installment contract on an origination vintage basis over its life to identify variances to our original forecasted net credit loss that may cause adjustment to our business practices or anticipated future loss expectations. We also monitor recovery rates, both industry-wide and our own experience, because recoveries impact the severity of our credit losses. Because delinquencies are an early indicator of future net credit losses, we analyze delinquency trends and early payment and cash flow metrics, on an origination month vintage basis, to determine whether or not retail installment contracts acquired are performing in line with our original estimate of each origination vintage acquired.

Operating expenses: We perform fluctuation and variance analysis on cost and expense levels that might indicate a trend or the impact of large initiatives. Our cost and expense analysis includes trending of cost per loan to originate and service the loan, and key productivity measures, including return on assets and expense as a percentage of average gross receivables and average managed receivables, and how each compares to expectations.

New Loan Originations and Portfolio Balances

New Loan Originations

The table below presents a summary of new loan originations.

New Loan Originations	Nine Months Ended September 30,		Years Ended December 31,
($ thousands)	2018	2017	2017	2016	2015
Origination Channels:
Core Channels	$1,094,737	$971,737	$1,226,403	$960,029	$1,023,848
Strategic Partnership Channels	670,393	354,308	480,328	298,040	543,394

Retail installment contract gross receivable originations	$1,765,130	$1,326,045	$1,706,731	$1,258,069	$1,567,242

Average loan size at origination ($ dollars)	$17,810	$17,174	$17,196	$17,727	$18,690
Number of new loans	99,107	77,211	99,250	70,968	83,853
Weighted average at origination:
Annual percentage rate (APR)	21.82%	21.63%	21.75%	20.78%	19.78%
FICO (a)	568	569	569	575	574
Deferred fees/discount	3.41%	3.83%	3.97%	3.18%	2.88%
Original term (months)	69.5 mo	69.6 mo	69.6 mo	69.8 mo	70.2 mo

(a)	Excludes new retail installment contract originations for consumers with zero FICO® Scores. A consumer may have a zero FICO® Score due to a limited credit history.

Nine Months Ended September 30, 2018 and 2017: Gross receivable originations increased $439.1 million, or 33.1%, primarily driven by increases of $123.0 million from our Core Channels and $316.1 million from our Strategic Partnership Channels.

Years Ended December 31, 2017 and 2016: Gross receivable originations increased $448.7 million, or 35.7%, primarily driven by increases of $266.4 million from our Core Channels and $182.3 million from our Strategic Partnership Channels. The improvement in 2017 retail installment contract originations reflected our risk-adjusted financial returns strategy to optimize pricing and terms across credit tiers and identify dealers that demonstrated superior performance.

Years Ended December 31, 2016 and 2015: Gross receivable originations decreased $309.2 million, or 19.7%. In 2016, we proactively reduced new retail installment contract origination volumes to focus on generating appropriate risk-adjusted financial returns as discussed above.

Portfolio Balances

The table below presents the period end loan portfolio balances.

Loan Portfolio Balances	Nine Months Ended September 30,		Years Ended December 31,
($ thousands)	2018	2017	2017	2016	2015
Gross receivables (UPB)	$3,879,110	$3,337,500	$3,264,820	$3,038,739	$3,128,711
Average loan size ($ dollars)	14,329	14,323	14,130	14,701	15,665
Number of total loans	270,708	233,014	231,062	206,708	199,722
Weighted average during period:
Annual percentage rate (APR)	21.13%	20.41%	20.59%	19.72%	19.13%
Deferred fees/discount	2.40%	2.60%	2.69%	2.05%	1.27%
Original term (months)	69.8 mo	69.9 mo	54.1 mo	69.9 mo	69.8 mo

Nine Months Ended September 30, 2018 and 2017: Gross receivables increased $541.6 million, or 16.2%, driven by retail installment contract origination growth of $439.1 million partially offset by the sale of loan receivables of $270.2 million from our servicing-retained forward flow sale agreement with an institutional investment group.

Years Ended December 31, 2017 and 2016: Gross receivables increased $226.1 million, or 7.4%, driven by 2017 retail installment contract origination growth of $448.7 million partially offset by the sale of loan receivables of $97.5 million to a third party.

Years Ended December 31, 2016 and 2015: Gross receivables decreased $90.0 million, or 2.9%, driven by our proactive reduction in 2016 retail installment contract originations to focus on generating appropriate risk-adjusted financial returns.

Select Components of Operating Results

Interest Income

We accrue interest on loans in accordance with their individual terms and conditions, discontinuing and writing-off accrued interest once a loan becomes more than 60 days past due and for loan accounts in repossession or bankruptcy. Payments received on non-accrual loans are first applied to interest due, then principal, then fees. Interest accrual resumes once an account has received payments bringing the loan delinquency status to less than 60 days past due. We accrete deferred fees and origination purchase discounts, offset by amortization of direct origination costs, as an adjustment to interest income using the interest method.

Gain on Sale of Loan Receivables

The sale of loan receivables to a third party that qualifies for derecognition accounting treatment in accordance with the applicable accounting guidance gives rise to a gain on sale to the extent cash proceeds received exceed the carrying value of the assets sold.

Fee and Other Income

Fee and other income primarily include fees and interest income on restricted cash balances. Fee income includes non-sufficient funds, late and other miscellaneous fees paid by the borrower. Interest income on cash balances represents earnings on cash, restricted cash, and cash equivalents primarily held by the Company’s securitization trusts.

Interest Expense

Interest expense is incurred on our interest-bearing liabilities that consist of securitization notes payable, senior notes, and the warehouse facility. We also incur collateral custodial fees on unpledged loans outstanding that are included in other interest expenses. Collateral custodial fees are incurred based on loan count, not unpaid principal balance, for each specific service provided. Interest expense also includes amortization of deferred fees paid or expenses incurred as a result of obtaining our debt, which are amortized using the interest method over the term of the liabilities. Key drivers of interest expense include the debt amounts outstanding and undrawn, fees charged to securitization notes payable, the interest rate environment and its effect on interest rates paid on our funding sources, and the changing mix of our securitizations and other interest-bearing liabilities.

Provision for Credit Losses

Provision for credit losses is the expense required to maintain the allowance for credit losses at a level considered adequate by management to absorb estimated future loan portfolio credit losses over the loss emergence period of approximately twelve months. We continuously review and evaluate our loss forecasting methodology and models and, as needed, implement enhancements or changes to them. Our loan portfolio is assessed using proprietary, risk-based underwriting models that consider an applicant’s ability to repay the proposed loan and the expected recovery value in the event of default.

Net credit losses are realized gross loan principal charge-offs less recoveries, net of costs. Recoveries are directly impacted by auction prices for repossessed vehicles. Our estimate of future loan portfolio net credit losses is derived from our allowance methodology for determining the general allowance, and a discounted cash flow methodology for specific impairment on certain loans determined by the Company to be TDRs.

Lifetime expected future credit losses on TDR loans are considered as one of the factors in measuring impairment on the TDR loans and is recorded as a component of Loan receivables, net. Loans receivable, net are presented net of this specific impairment and the general allowance for credit losses. The specific impairment is determined using a discounted cash flow model to calculate the net realizable value of the TDR portfolio. The cash flow components of the Company’s discounted cash flow model include projections of lifetime principal, interest and fees collected, as well as recoveries on defaulted loans. Lifetime expected future credit losses are an implied component as an absence of cash flows and is a significant assumption used in determining the impairment on TDRs. The TDR population consists of loans with borrowers in Chapter 13 bankruptcy which have an interest rate or principal adjustment as part of a confirmed bankruptcy plan, and loans with borrowers that receive a more-than-minor loan modification defined as:

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Creditor concession to borrower: For Chapter 13 bankrupt consumer accounts, a concession is considered granted when the plan terms (loan balance, rate payment, and remaining term) are confirmed with the bankruptcy court. For all other loans, a concession is defined as a loan that has received cumulative payment extensions, or other modifications, in an amount that totals 10% or more of the loan balance at the time of the most recent modification.

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Borrower financial difficulties: A loan that subsequently goes into payment default (defined as greater than 60 days past due) as the result of being delinquent would be indicative of a debtor (borrower) experiencing financial difficulties.

When a borrower receives a material concession and experiences financial difficulties, we have determined that the loan will be classified as a TDR and subsequently impaired (represented by the specific allowance). In the event a loan is determined to be a TDR, the Company provides for this amount on a specific basis as opposed to the general allowance for credit losses.

The general allowance for credit losses is for estimated future credit losses on individually acquired loans not classified as TDR and are based on monthly origination vintage level lifetime loss expectations that are derived from historical experience.

Consolidated Results of Operations

You should read this discussion of our consolidated results of operations in conjunction with our consolidated financial statements and accompanying notes.

Results of Operations Summary	Nine Months Ended September 30,		Years Ended December 31,
($ thousands, rates annualized)	2018	2017	2017	2016	2015
	(unaudited)
Interest on loan receivables	$558,190	$475,355	$627,185	$569,765	$560,234
Gain on sale of loan receivables	13,704	—	5,343	—	—
Fee and other income	8,119	4,772	6,974	12,205	11,736

Total interest, fee and other income	580,013	480,127	639,502	581,970	571,970
Interest expense	122,021	106,527	142,840	129,053	110,421

Net interest, fee and other income	457,992	373,600	496,662	452,917	461,549
Provision for credit losses	275,338	241,594	294,253	266,700	311,315

Net interest, fee and other income after provision for credit losses	182,654	132,006	202,409	186,217	150,234

Salaries and employee benefits	74,566	70,476	92,418	84,583	83,274
Other operating expenses	40,616	38,607	50,489	55,671	55,974
Depreciation and amortization	10,102	10,837	14,239	15,046	13,312
Restructuring (income) expense	(12)	(62)	(63)	(177)	6,796

Total operating expenses	125,272	119,858	157,083	155,123	159,356

Income (loss) before income taxes	57,382	12,148	45,326	31,094	(9,122)
Provision for income taxes	—	—	—	1,617	8,268

Net income (loss)	$57,382	$12,148	$45,326	$29,477	$(17,390)

Average gross receivables (AGR)	$3,615,030	$3,207,472	$3,237,218	$3,070,884	$3,042,055

Net income (loss) as a % of AGR	2.12%	0.51%	1.40%	0.96%	(0.57)%

Interest Income

Interest Income Summary	Nine Months Ended September 30,		Years Ended December 31,
($ thousands, rates annualized)	2018	2017	2017	2016	2015
	(unaudited)
Finance charge income	$541,779	$463,355	$610,709	$566,318	$551,546
Accretion of deferred fees, net	16,411	12,000	16,476	3,447	8,688

Total interest income	$558,190	$475,355	$627,185	$569,765	$560,234

Average gross receivables (AGR)	$3,615,030	$3,207,472	$3,237,218	$3,070,884	$3,042,055

Yield on loan receivables % rate	20.64%	19.81%	19.37%	18.55%	18.42%

Nine Months Ended September 30, 2018 and 2017: Interest income increased $82.8 million, or 17.4%, in 2018 primarily driven by a $407.6 million higher average gross receivables balance and a 83 basis point increase in yield on loan receivables.

Years Ended December 31, 2017 and 2016: Interest income increased $57.4 million, or 10.1%, in 2017 primarily driven by a $166.3 million higher average gross receivables balance and a 82 basis point increase in yield on loan receivables.

Years Ended December 31, 2016 and 2015: Interest income increased $9.5 million, or 1.7%, in 2016 primarily driven by a $28.8 million higher average gross receivables balance and a 13 basis point increase in yield on loan receivables.

Gain on Sale of Loan Receivables

Nine Months Ended September 30, 2018 and 2017: In the first quarter of 2018, we established a servicing-retained forward flow sale agreement with an institutional investment group, under which we have executed three retail installment contract portfolio sales. For the nine months ended September 30, 2018, we received approximately $270.2 million in cash proceeds from these loan sales, resulting in a $13.7 million gain. The forward flow sale agreement is a two-year contract through which we plan to sell a representative sample of approximately 17% of our new retail installment contract purchases each quarter through March 2020 and retain a servicing fee of approximately 3% on the outstanding balances of the portfolios sold. This arrangement offers an additional source of liquidity to fund operations and provides an attractive incremental source of fee income to supplement our automobile finance business. Under the terms of the sale agreement, the third party has the option to participate in future securitizations of loan receivables through our asset-backed securitization platform to obtain long term financing. There were no loan sales for the nine months ended September 30, 2017. In January 2018, the third party exercised their option to participate in our January 2018 securitization by contributing $98.4 million of loan collateral representing 16.9% of the total loan collateral in the securitization trust. There were no loan sales in 2016 and 2015.

Years Ended December 31, 2017 and 2016: In December 2017, we received $102.8 million in cash proceeds from the sale of loan receivables to a third party. The net carrying balance of the loans sold was $97.5 million, and we recognized a gain on sale of $5.3 million. Under the terms of the sale agreement, the third party had the option to participate in future securitizations of loan receivables through our asset-backed securitization platform to obtain long term financing.

Fee and Other Income

Fee and Other Income Summary ($ thousands, rates annualized)	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
Fee and other income	$5,112	$3,583	$5,187	$11,468	$11,577
Interest income on cash balances	3,007	1,189	1,787	737	159

Total fee and other income	$8,119	$4,772	$6,974	$12,205	$11,736

Average gross receivables (AGR)	$3,615,030	$3,207,472	$3,237,218	$3,070,884	$3,042,055

Total fee and other income as a % of AGR	0.30%	0.20%	0.22%	0.40%	0.39%

Average cash, cash equivalents and restricted cash	$306,290	$265,801	$268,156	$245,480	$226,890

Interest income as a % of average cash, cash equivalents and restricted cash	1.31%	0.60%	0.67%	0.30%	0.07%

Nine Months Ended September 30, 2018 and 2017: Fee and other income in 2018 increased by $3.3 million, or 70.1%, primarily driven by an increase in fees as well as higher interest income earned on restricted cash balances related to our securitization trusts primarily driven by higher investment yields realized on the cash balances.

Years Ended December 31, 2017 and 2016: Fee and other income in 2017 decreased by $5.2 million, or 42.9%, primarily driven by our first quarter 2017 revision to Exeter’s policy with respect to the application of late borrower payments to principal and interest and fees. Where previously the Company applied late borrower payments first to fees assessed on delinquent balances, in the first quarter of 2017, the Company adopted a more consumer-friendly application policy which first applies borrower payments to delinquent principal and interest balances prior to any fee balances on such loans. Previously, the application of late borrower payments was based on a cash-basis method whereby the Company allocated borrower payments towards paying fee balances first before allocating any payments due to principal or interest. This change in policy reduced fee income recognized for the year ended December 31, 2017, as compared to the prior year ended December 31, 2016, by $6.5 million. Partially offsetting the reduction in fee income was higher interest income earned on restricted cash balances related to our securitization trusts primarily driven by higher investment yields realized on the cash balances.

Beginning in December 2017, we began to service Exeter-originated loans sold to third parties. Servicing revenue is 3.0% annually of the monthly unpaid principal balance of loans serviced, partially offset by unused warehouse facility fees paid on behalf of the institutional investor. Under the terms of the sale agreement, the third party has the option to participate in future securitizations of loan receivables through our asset-backed securitization platform to obtain long term financing. Third party loans contributed into our securitization trusts are consolidated in our condensed consolidated financial statements and servicing revenues are reported as interest on loan receivables in our condensed consolidated statements of operations.

Years Ended December 31, 2016 and 2015: Fee and other income increased by $0.5 million, or 4.0%, in 2016 driven by higher interest income earned on restricted cash balances related to securitization trusts.

Interest Expense

Interest Expense Summary	Nine Months Ended September 30,		Years Ended December 31,
($ thousands, rates annualized)	2018	2017	2017	2016	2015
	(unaudited)
Securitization notes payable, net	$91,491	$76,325	$103,444	$89,921	$72,127
Senior notes, net	16,303	15,843	21,153	21,073	20,914
Warehouse facility	14,227	14,359	18,243	18,059	17,380

Total interest expense	$122,021	$106,527	$142,840	$129,053	$110,421

Average debt net carrying value	$3,280,530	$2,918,539	$2,936,395	$2,800,741	$2,806,027

Interest expense % rate	4.97%	4.88%	4.86%	4.61%	3.94%

Nine Months Ended September 30, 2018 and 2017: Interest expense increased $15.5 million, or 14.5%, driven by an increase in average debt outstanding primarily from new securitizations issued to support loan portfolio growth.

Years Ended December 31, 2017 and 2016: Interest expense increased $13.8 million, or 10.7%, driven by an increase in average debt outstanding primarily from new securitizations issued to support loan portfolio growth.

Years Ended December 31, 2016 and 2015: Interest expense increased $18.6 million, or 16.9%, driven by higher borrowing costs primarily from new securitizations issued to support loan portfolio growth.

Provision for Credit Losses

Provision for Credit Losses Summary ($ thousands)	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
General allowance	$214,946	$184,919	$231,073	$207,859	$252,381
Specific impairment (TDR)	60,392	56,675	63,180	58,841	58,934

Total provision for credit losses	$275,338	$241,594	$294,253	$266,700	$311,315

Nine Months Ended September 30, 2018 and 2017: Provision for credit losses increased $33.7 million, driven by a $30.0 million increase in provision for the general allowance reflecting average loan portfolio growth of $407.6 million.

Years Ended December 31, 2017 and 2016: Provision for credit losses increased $27.6 million, driven by a $23.2 million provision increase for the general allowance reflecting average loan portfolio growth of $166.3 million. The $4.3 million increase in provision expense for the specific impairment reflects a year-over-year increase in the TDR population. 2017 provision expense also reflects improved credit performance expectations for 2017 and 2016 origination vintages and runoff of 2015 origination vintages which realized higher than expected losses.

Years Ended December 31, 2016 and 2015: Provision for credit losses decreased $44.6 million, driven by a $44.5 million decrease in provision expense for the general allowance. 2016 provision expense reflects improved credit performance expectations for 2016 origination vintages and runoff of 2015 origination vintages which experienced higher than expected losses.

Operating Expense

Operating Expense Summary ($ thousands, rates annualized)	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
Salary and benefits	$74,566	$70,477	$92,418	$84,583	$83,274
Credit and collections	17,965	18,218	23,776	21,774	19,921
Communications	2,047	2,288	2,928	3,499	3,879
Legal and professional	10,659	9,297	12,076	17,541	15,439
Occupancy	3,936	4,080	5,261	5,777	6,032
Other	6,009	4,722	6,448	7,080	10,703
Depreciation and amortization	10,102	10,838	14,239	15,046	13,312
Restructuring (income) expense	(12)	(62)	(63)	(177)	6,796

Total operating expense	$125,272	$119,858	$157,083	$155,123	$159,356

Average managed gross receivables (AMR)	$3,652,503	$3,207,472	$3,244,809	$3,070,884	$3,042,055

Operating expense as a % of AMR	4.59%	5.00%	4.84%	5.05%	5.24%

Nine Months Ended September 30, 2018 and 2017: Operating expense increased $5.4 million, primarily from a $4.1 million increase in salaries and benefits. Operating expense as a percentage of average managed gross receivables improved 41 basis points, compared to 2017.

Years Ended December 31, 2017 and 2016: Operating expense increased $2.0 million, primarily from a $7.8 million increase in salaries and benefits, partially offset by a $5.5 million reduction in legal and professional expense. Operating expense as a percentage of average managed gross receivables improved 21 basis points, compared to 2016.

Years Ended December 31, 2016 and 2015: Operating expense decreased $4.2 million, primarily from a decrease of $7.0 million in restructuring expense. This was offset by a $2.1 million increase in legal and professional expense. Operating expense as a percentage of average managed gross receivables improved 19 basis points in 2016, compared to 2015, in part due to our branch office consolidation.

Income Tax Expense

Income Tax Expense ($ thousands)	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
Income tax expense	$—	$—	$—	$1,617	$8,268
Income (loss) before income taxes	57,382	12,148	45,326	31,094	(9,122)
Effective tax rate	—%	—%	—%	5.2%	(90.6)%

Nine Months Ended September 30, 2018 and 2017: On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC.

Beginning May 1, 2017, Exeter Finance LLC is treated as a flow-through entity for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by its indirect owners. Accordingly, income tax expense was eliminated following our April 30, 2017 conversion to a limited liability company.

Years Ended December 31, 2017 and 2016: As noted above, income tax expense was eliminated following our April 30, 2017 conversion to a limited liability company. Exeter Finance Corp. realized a taxable loss of $49.0 million for the period of January 1, 2017 through April 30, 2017, and eliminated unused net operating loss carryforwards of $77.0 million at April 30, 2017.

Years Ended December 31, 2016 and 2015: The 2016 effective tax rate of 5.2% was primarily driven by a $12.7 million decrease in the deferred tax asset valuation allowance principally related to a change in our accounting method approved by the Internal Revenue Service to change the tax treatment of loans to allow the use of fair value, instead of book value, as our tax basis for retail installment contract originations from 2007 through July 2016.

The 2015 effective tax rate of (90.6)% was primarily driven by a $11.5 million increase in the deferred tax asset valuation allowance due to a partial release of the deferred tax asset valuation allowance based on our continued ability to realize the deferred tax assets. Also, the interaction of the loss before income taxes and income tax expense is a contributing factor to the negative effective tax rate.

Additional information regarding the Company’s income tax expense is provided in Note 8 “Income Taxes” to our 2017 audited financial statements included in this prospectus.

Quarterly Results of Operations and Key Metrics

The table below sets forth unaudited quarterly results of operations data and selected key metrics for each of the eight quarters beginning with the three months ended December 31, 2016. We have prepared the unaudited quarterly information on a basis consistent with the audited financial statements included elsewhere in this prospectus. In the opinion of management, the financial information in these tables reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The historical quarterly results presented below are not necessarily indicative of the results that may be attained during a full year of operations or any future period. In addition, refer to the “Items Affecting Comparability of Our Results” above.

	Quarter Ended - All Periods Unaudited
($ thousands)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Statements of Operations Data:
Interest on loan receivables	$197,218	$185,918	$175,054	$151,830	$165,706	$159,099	$150,550	$130,478
Gain on sale of loan receivables	4,651	5,206	3,847	5,343	—	—	—	—
Fee and other income	3,053	2,577	2,489	2,202	1,821	1,431	1,520	2,597

Total interest, fee and other income	204,922	193,701	181,390	159,375	167,527	160,530	152,070	133,075
Interest expense	42,725	42,101	37,195	36,313	36,118	36,428	33,981	33,415

Net interest, fee and other income	162,197	151,600	144,195	123,062	131,409	124,102	118,089	99,660
Provision for credit losses	88,710	95,379	91,249	52,659	83,760	72,187	85,647	38,557

Net interest, fee and other income after provision for credit losses	73,487	56,221	52,946	70,403	47,649	51,915	32,442	61,103
Total operating expenses	42,792	41,516	40,964	37,225	39,807	42,665	37,386	34,262

Net income (loss) before income taxes	30,695	14,705	11,982	33,178	7,842	9,250	(4,944)	26,841
Benefit from income taxes	—	—	—	—	—	—	—	(13,212)

Net income (loss)	$30,695	$14,705	$11,982	$33,178	$7,842	$9,250	$(4,944)	$40,053

	Quarter Ended - All Periods Unaudited
($ thousands)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Balance Sheet Data:
Retail installment contract gross receivable originations	$598,207	$612,289	$554,634	$380,686	$398,342	$454,941	$472,762	$338,998
End of period gross receivables (UPB)	3,879,110	3,674,827	3,467,286	3,264,820	3,337,500	3,290,830	3,174,039	3,038,739
End of period managed gross receivables	3,973,820	3,777,495	3,544,190	3,363,501	3,337,500	3,290,830	3,174,039	3,038,739
End of period loan receivables, carrying value	3,806,117	3,603,429	3,396,953	3,196,825	3,271,348	3,230,638	3,123,231	2,995,354
End of period delinquent principal over 60 days past due	231,125	194,343	162,594	223,833	188,537	189,497	137,725	202,424
Charge-offs, net of recoveries	85,129	69,122	77,906	77,867	82,910	65,535	75,908	82,033
Average gross receivables (AGR)	3,828,177	3,616,676	3,378,250	3,336,653	3,310,406	3,239,548	3,084,943	3,029,605
Average managed gross receivables (AMR)	3,877,792	3,661,667	3,422,221	3,361,324	3,310,406	3,239,548	3,084,943	3,029,605
Average deferred taxes, goodwill and other intangibles	—	—	—	—	—	—	—	17,181
Average total assets	3,933,440	3,719,920	3,494,168	3,416,063	3,392,822	3,350,507	3,194,987	3,107,913
Average total debt	3,491,148	3,272,302	3,051,829	2,998,622	2,997,368	2,966,861	2,814,703	2,756,237
Average total equity	396,224	400,759	395,327	380,292	362,590	354,248	345,672	316,721

	Quarter Ended - All Periods Unaudited
(rates annualized)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
Ratios
Yield on gross receivables (a)	20.44%	20.62%	21.02%	18.05%	19.86%	19.70%	19.79%	17.09%
Cost of debt (b)	4.86%	5.16%	4.94%	4.80%	4.78%	4.92%	4.90%	4.81%
Net interest margin (c)	16.01%	15.95%	16.55%	13.74%	15.53%	15.19%	15.32%	12.71%
Fee and other income (d)	0.32%	0.29%	0.30%	0.26%	0.22%	0.18%	0.20%	0.34%
Efficiency ratio (e)	25.11%	26.01%	26.74%	28.73%	27.43%	31.54%	28.65%	30.65%
Tangible common equity to tangible assets (f)	9.97%	10.20%	10.98%	11.80%	10.75%	10.52%	10.43%	11.04%
Return on average common equity (g)	30.73%	14.72%	12.29%	34.61%	8.58%	10.47%	(5.80)%	50.17%
Return on average tangible common equity (h)	30.73%	14.72%	12.29%	34.61%	8.58%	10.47%	(5.80%)	53.05%
Return on average assets (i)	3.10%	1.59%	1.39%	3.85%	0.92%	1.11%	(0.63)%	5.11%
Return on average tangible assets (j)	3.10%	1.59%	1.39%	3.85%	0.92%	1.11%	(0.63)%	5.14%
Net charge-off ratio (k)	8.82%	7.67%	9.35%	9.26%	9.94%	8.11%	9.98%	10.74%
End of period loan receivable delinquency ratio (l)	5.96%	5.29%	4.69%	6.86%	5.65%	5.76%	4.34%	6.66%
End of period allowance for credit losses as a percentage of loan receivables, carrying value (m)	6.85%	7.14%	6.80%	6.81%	7.42%	7.49%	7.53%	7.53%

(a)	Yield on gross receivables is the ratio of interest income to average gross receivables.
(b)	Cost of debt is the ratio of interest expense to average total debt.
(c)

Net interest income is interest income less interest expense on our portfolio of retail installment contracts reflected on our consolidated balance sheets. Net interest margin is the ratio of net interest income to average gross receivables.

(d)	Fee and other income is the ratio of fee and other income to average gross receivables.
(e)	Efficiency ratio is the ratio of operating expenses (excluding depreciation and amortization) to net interest income, fee and other income.
(f)

Tangible common equity to tangible assets is the ratio of end of period total common equity less goodwill, other intangibles and deferred tax assets to end of period total assets less goodwill, other intangibles and deferred tax assets. Our management considers this non-GAAP financial measure (as defined below) to monitor and set limits on our leverage covenants. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Tangible common equity to tangible assets is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, total equity to total assets and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). A reconciliation from GAAP to this non-GAAP measure is shown in the Tangible Common Equity table below.

(g)	Return on average common equity is the ratio of net income (loss) to average total equity.
(h)

Return on average tangible common equity is the ratio of net income (loss) to average common equity less average goodwill, other intangibles, and deferred tax assets. Our management considers this non-GAAP financial measure to monitor and set limits on our leverage covenants. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Return on average tangible common equity is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, total equity to total assets and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). As of December 31, 2016, average deferred taxes, goodwill and other intangibles totaled $17.2 million, $0.0 million and $0.0 million, respectively, and each totaled $0.0 million for all other periods presented.

(i)	Return on average assets is the ratio of net income (loss) to average total assets.
(j)

Return on average tangible assets is the ratio of net income (loss) to average total assets less average goodwill, other intangibles, and deferred tax assets. Our management considers this non-GAAP financial measure to monitor and set limits on our leverage covenants. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Return on average tangible assets is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, total equity to total assets and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

(k)	Net charge-off ratio is the ratio of charge-offs, net of recoveries, to average gross loan receivables.
(l)	Delinquency ratio, end of period is the ratio of end of period delinquent principal over 60 days to end of period gross receivables.
(m)	Allowance for credit losses is the ratio of allowance for credit losses to the end of period loan receivables carrying value.

Liquidity and Capital Resources

We require a significant amount of liquidity to originate and acquire retail installment contracts, service our debt, and routine cash flow uses such as interest and expenses. We fund our operations primarily through securitizations in the asset-backed securitization market, our warehouse facility from third-party banks, senior note, forward flow sale agreement, and cash flows from operations. We seek to issue debt that appropriately matches the cash flows of the retail installment contracts that we originate. We expect that our future principal uses of cash will be for working capital primarily used to purchase retail installment contracts, capital expenditures, funding our debt service obligations and paying income taxes and obligations under our tax receivable agreement.

We believe our current liquidity, including our warehouse facility, securitizations, senior note and flow agreements, along with the proceeds of this offering, will provide us sufficient liquidity to fund our operations, including payments required to pay taxes and to fund our obligations under the Tax Receivable Agreement, for at least twelve months.

Securitization notes payable, net: We obtain long-term funding for our retail installment contract receivables through securitization in the asset-backed securitization market. ABS provides an attractive source of funding due to the cost efficiency of the market, a large and deep investor base, and a mechanism to appropriately match the cash flows of the debt to the cash flows of the underlying loan assets. The term structure of a securitization locks in fixed rate funding for the duration of the underlying fixed rate assets, and the matching amortization of the assets and liabilities provides committed funding for the collateralized loans throughout their terms.

We execute each securitization transaction by selling loan receivables to securitization trusts (“Trusts”) that issue securities to investors. In order to attain specified credit ratings for each class of bonds, these securitization transactions have credit enhancement requirements in the form of subordination, restricted cash accounts, excess cash flow, and overcollateralization, whereby more amounts of receivables are transferred to the Trusts than the amount of ABS issued by the Trusts.

Excess cash flows result from the difference between the finance and interest income received from the automobile loan borrowers and the interest and principal paid to the ABS investors, net of credit losses and servicing expenses and advances. Initially, excess cash flows generated by the Trusts are used to pay outstanding debt in the Trusts, increasing overcollateralization until the targeted percentage level of assets has been reached. Once the targeted percentage level of overcollateralization is reached and maintained, excess cash flows generated by the Trusts are released to us as distributions from the Trusts.

Our securitization transactions utilize bankruptcy-remote special purpose entities which are also Variable Interest Entity’s (“VIEs”) that meet the requirements to be consolidated in our financial statements. Upon closing of a securitization, the loan receivables and the notes payable related to the securitized automobile loan receivables remain on the consolidated balance sheets. We recognize finance and interest income as well as fee income on the collateralized automobile loan receivables and interest expense on the ABS issued. We also record a provision for credit losses to cover probable loan losses on the loan receivables. While these Trusts are included in our consolidated financial statements, these Trusts are separate legal entities; thus, the loan receivables sold to these Trusts are legally owned by these Trusts, are available to satisfy the notes payable related to the securitized loan receivables, and are not available to our creditors or our other subsidiaries.

Section 941 of the Dodd-Frank Act requires securitizers of different types of asset-backed securitizations, including transactions backed by automotive loans, to retain no less than five percent of the credit risk of the assets being securitized, subject to certain exemptions. Federal regulators issued final rules implementing this Dodd-Frank Act requirement in October 2014. The regulations took effect on February 23, 2015. Compliance with the risk retention rules became effective on December 24, 2016 for automotive loan asset-backed securitizations. Our securitization structures continue to be subject to the credit risk retention requirements, notwithstanding a decision by the United States Court of Appeals of the District of Columbia in February 2018 to invalidate the credit risk retention requirements as it applies to certain collateralized loan obligation managers.

Our securitizations have several classes of notes, with principal paid to investors sequentially based on ratings seniority and excess spread distributed to us. We use the proceeds from securitization transactions to repay borrowings outstanding under our warehouse facility, originate and acquire new loans, and for general corporate purposes. All of our securitizations are on-balance sheet transactions.

Exeter has completed 19 securitizations since its first transaction in 2012 and currently has 14 securitizations outstanding in the market. The tables below present securitization notes payable by issuance vintage as of September 30, 2018:

($ thousands)	September 30, 2018
	Maturity Date (a)	Original Note Amounts	Original Weighted Average Interest Rate (b)	Balance of Receivables Pledged as Collateral	Note Balance (c)
2018	May 2021—August 2025	$1,650,000	3.21%-4.17%	$1,499,715	$1,385,378
2017	March 2021—October 2024	1,400,000	3.23%-3.83%	884,515	786,680
2016	July 2020—July 2023	1,100,000	3.59%-4.87%	447,314	396,130
2015	June 2019—October 2022	1,350,000	3.17%-4.00%	309,872	277,898
2014	August 2018—April 2021	1,000,000	2.64%-3.14%	137,030	126,604

Total		$6,500,000		$3,278,446	$2,972,690

(a)	Maturity dates represents legal final payment date for the first and last class of issued bonds.
(b)	Original weighted average interest rate is calculated using the weighted average life of each class of notes.
(c)	Amounts in the securitization notes payable table exclude debt issuance costs, non-principal protected notes, and original issue discounts.

Warehouse facility: We use a warehouse facility to fund our retail installment contract originations. At September 30, 2018, we maintained a $1.8 billion warehouse facility with four banks that is scheduled to mature in June 2021. Collateral for the warehouse facility consists of loans pledged as collateral. The credit facility contains reporting and performance covenants including various financial ratios and tests as well as various collateral requirements. Debt issuance costs are amortized into interest expense on a straight-line basis over the term of the warehouse facility. Interest expense is paid monthly based on a borrowing spread plus a funding benchmark as follows:

•	For two banks, the funding benchmark is the greater of the bank’s commercial paper rate or one month LIBOR.

•	For the other two banks, the funding benchmark is one month LIBOR.

Senior note, net: In June 2018, the Company issued a $175.0 million unsecured quarterly senior note, due in June 2023, with a stated interest rate of 8.75%.

Debt issuance costs are amortized over the term of the related senior note payable using a method that approximates the effective interest method.

In July 2018, the Company satisfied and discharged its $200.0 million unsecured senior notes, with a stated interest rate of 9.75%, that were originally scheduled to mature in May 2019. During the nine months ended September 30, 2018, we recognized a $1.8 million loss on the early extinguishment of debt related to the write-off of unamortized debt issuance costs and original issuance discount.

Forward flow loan sale agreement: To provide an alternative funding source for new retail installment contract originations, in March 2018, we entered into a forward flow sale agreement with a large institutional investment group under which we agree to sell up to an aggregate balance of $900.0 million of originated retail installment contracts. At the time of sale, the retail installment contracts sold are derecognized from our balance sheet which may provide a gain on sale.

Cash Flow Comparison

We have produced positive net cash from operating activities for the periods noted below. Our investing activities primarily consist of originations of retail installment contracts. Our financing activities primarily consist of borrowing and repayments of debt.

Cash Flow Statement Summary	Nine Months Ended September 30,		Years Ended December 31,
($ thousands)	2018	2017	2017	2016	2015
	(unaudited)
Net cash provided by operating activities	$340,288	$291,162	$375,205	$318,023	$301,459
Net cash used in investing activities	(836,166)	(491,136)	(511,555)	(221,352)	(575,017)
Net cash provided by (used in) financing activities	532,700	225,279	132,693	(101,994)	249,235

Net increase (decrease) in cash, cash equivalents and restricted cash	$36,822	$25,305	$(3,657)	$(5,325)	$(24,323)

Nine Months Ended September 30, 2018 and 2017

Net cash provided by operating activities: Net cash provided by operating activities increased $49.1 million in 2018, compared to 2017, driven primarily by an increase of $45.2 million in net income for the nine months ended September 30, 2018; an increase of $33.7 million in provision for credit losses; a decrease of $13.7 million from the gain on sale of loan receivables; and, a decrease of $38.4 million in repossessed inventory and other assets, net.

Net cash used in investing activities: Net cash used in investing activities increased $345.0 million in 2018, compared to 2017, due primarily to increase of $454.9 million in outflows for the purchase of loan receivables, slightly offset by an increase of $118.2 million in collections and recoveries on loan receivables.

Net cash provided by financing activities: Net cash provided by financing activities increased $307.4 million in 2018, compared to 2017, due primarily to a $461.6 million increase in borrowings on our warehouse facility, partially offset by $116.3 million in payments on our warehouse facility.

Years Ended December 31, 2017 and 2016:

Net cash provided by operating activities: Net cash provided by operating activities increased $57.2 million in 2017, compared to 2016, led by a $15.8 million increase in net income; $27.6 million increase in provision for credit losses; a decrease of $5.3 million of proceeds from sales of loan receivables; an increase of $52.5 million in repossessed inventory and other assets, net; and a decrease in deferred taxes related to our April 30, 2017 conversion to a limited liability company.

Net cash used in investing activities: Net cash used in investing activities increased $290.2 million in 2017, compared to 2016, due to a $426.4 million increase in new retail installment contract originations, partially offset by $107.0 million of proceeds from the sale of loan receivables.

Net cash provided by (used in) financing activities: Net cash provided by financing activities increased $234.7 million in 2017, compared to $102.0 million used in financing activities in 2016, due to a $300.0 million increase in issuances of securitization notes payable, partially offset by $111.4 million in higher principal repayments on securitization notes payable.

Years Ended December 31, 2016 and 2015:

Net cash provided by operating activities: Net cash provided by operating activities increased $16.6 million in 2016, compared to 2015, from a $46.9 million and $4.8 million increase in net income and accretion on discount and fees, respectively, partially offset by a $36.2 million decrease in repossessed inventory and other assets, net.

Net cash used in investing activities: Net cash used in investing activities decreased $353.7 million in 2016, compared to 2015, primarily due to a $303.4 million decrease in new retail installment contract originations.

Net cash (used in) provided by financing activities: Net cash used in financing activities decreased $351.2 million in 2016, compared to $249.2 million provided by financing activities in 2015, due primarily to a $250.0 million decrease in issuances of securitization notes payable and higher principal repayments on securitization notes payable.

Contractual Obligations

The following table summarizes our contractual obligations at September 30, 2018:

Contractual Obligations ($ thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$16,105	$4,064	$6,008	$5,333	$700
Warehouse facility	354,600	—	354,600	—	—
Securitization notes payable(a)	2,972,690	1,225,169	1,265,541	442,841	39,139
Senior note(b)	175,000	—	—	175,000	—
Contractual interest on warehouse facility, securitization notes payable, and senior note(c)	358,359	146,342	161,977	49,197	843

Total contractual obligations	$3,876,754	$1,375,575	$1,788,126	$672,371	$40,682

(a)	Amounts shown for securitization notes payable exclude debt issuance costs of $13.8 million, non-principal protected notes of $37.4 million, and original issue discounts of $0.8 million.
(b)	In June 2018, the senior notes were repaid and refinanced in part with the issuance of an 8.75% senior note due June 2023.
(c)	Assumes LIBOR of 2.26% at September 30, 2018.

The following table summarizes our contractual obligations at December 31, 2017:

Contractual Obligations ($ thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$17,855	$3,609	$8,913	$2,809	$2,524
Warehouse facility	282,300	—	282,300	—	—
Securitization notes payable	2,451,007	1,015,612	1,072,758	334,324	28,313
Senior notes(a)	200,000	—	200,000	—	—
Contractual interest on warehouse facility, securitization notes payable, and senior note	439,326	195,167	214,704	28,832	623

Total contractual obligations	$3,390,488	$1,214,388	$1,778,675	$365,965	$31,460

(a)	In June 2018, the senior notes were repaid and refinanced in part with the issuance of an 8.75% senior note due June 2023.

Warehouse facility, securitization notes payable, senior notes: Represents the gross outstanding balance excluding original issuance discount, non-principal protected notes, and debt issuance costs. Contractual interest for our fixed rate notes payable and our warehouse facility has been calculated assuming no redemptions or prepayments are made and the debt is held until its final maturity date. For our warehouse facility, which bears interest at a variable rate, we have used the interest rate in effect as of September 30, 2018.

Operating lease obligations: We lease our headquarters in Irving, Texas, and our two servicing centers in Texas and Utah. We lease certain equipment and office facilities for various terms under long-term, non-cancelable operating lease agreements which expire on various dates through 2024. Some of the leases contain provisions for future rent increases, free rent periods, or periods in which rent payments are reduced (abated), and tenant allowances. The total amount of rental payments due over the lease term is charged to rent expense on the straight-line method over the term of the lease. Although some leases provide for renewal options, the renewals were not considered in the calculation of the straight-line rent.

The table above does not include our forward flow loan sale agreement we entered into in March 2018 with a large institutional investment group, which allows us to sell up to an aggregate balance of $900.0 million of loans on a quarterly basis for a two year period.

Tax Receivable Agreement

Future exchanges of LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash are expected to produce favorable tax attributes for us, as are redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds.” Accordingly, immediately prior to the closing of this offering, we, Exeter Finance LLC and the TRA Parties will enter into the Tax Receivable Agreement.

Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties 85% of the applicable savings, if any, in U.S. federal, state, and local income tax that we actually realize (or in some circumstances are deemed to realize) as a result of:

•

certain tax attributes created in the future as a result of exchanges by the Continuing LLC Owners of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash, at the election of Exeter Finance LLC;

•	certain tax attributes created as a result of redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds”;

•	our utilization of certain tax attributes of the Merging Blocker;

•	tax benefits related to imputed interest arising from payments under the Tax Receivable Agreement; and

•	payments under the Tax Receivable Agreement.

Under this agreement, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations above are taken into account.

It is difficult to accurately estimate the amount and the timing of the payments under the Tax Receivable Agreement as they will vary depending upon a number of factors, including the timing of the exchange, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income. We expect that the payments that we may make under the tax receivable agreement will be substantial.

We anticipate that we will account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from future exchanges as follows:

•	we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the exchange;

•

to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

•

we will record     % of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining % of the estimated realizable tax benefit as an increase to additional paid-in capital.

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the tax receivable agreement will be estimated at the time of an exchange of LLC Units. All of the effects of changes in any of our estimates after the date of the exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement.”

We anticipate funding payments under the Tax Receivable Agreement from cash flow from our operations, available cash and available borrowings under our warehouse facility. Payments under the Tax Receivable Agreement are the obligation of Exeter Finance Corporation and not Exeter Finance LLC.

See “Certain Relationships and Related Person Transactions—Tax Receivable Agreement” for additional details.

Non-GAAP Financial Measures

Tangible common equity: We present herein a ratio of tangible total common equity to tangible assets, tangible total common equity to tangible assets is the ratio of end of period total common equity less goodwill, other intangibles and deferred tax assets to end of period total assets less deferred tax assets. Our management considers this non-GAAP financial measure to monitor and set limits on our leverage covenants. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Tangible total common equity to tangible assets is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, total equity to total assets and other measures of financial performance prepared in accordance with GAAP. A reconciliation from GAAP to this non-GAAP measure is shown in the Tangible Common Equity table below.

Tangible Common Equity	As of September 30,		As of December 31,
($ thousands)	2018	2017	2017	2016	2015
	(unaudited)
Total Common Equity	$396,127	$366,463	$395,865	$348,246	$318,770
Deduct:
Deferred tax asset	—	—	—	—	34,006

Tangible Common Equity	$396,127	$366,463	$395,865	$348,246	$284,764

Total Assets	$3,974,804	$3,409,497	$3,355,732	$3,153,844	$3,217,228
Deduct:
Deferred tax asset	—	—	—	—	34,006

Tangible Assets	$3,974,804	$3,409,497	$3,355,732	$3,153,844	$3,183,222

Total common equity to total asset ratio	9.97%	10.75%	11.80%	11.04%	9.91%
Tangible common equity to tangible assets ratio	9.97%	10.75%	11.80%	11.04%	8.95%

Exeter Owned Loans and Third Party Contributed Loans: In March 2018, we entered into a two-year forward flow loan sale agreement with a large institutional investor group which provides for the sale of approximately $900.0 million of newly originated retail installment contracts. Through this forward flow sale agreement we plan to sell a representative sample of approximately 17% of our new retail installment contract purchases each quarter through the beginning of 2020. Servicing will be retained with fees of approximately 3%

on the outstanding balances of the portfolios sold. This arrangement offers an additional source of liquidity to fund our operations and provides an attractive incremental source of fee income to supplement our automobile finance business.

Under the terms of the sale agreement, the third party has the option to participate in future securitizations of loan receivables through our asset-backed securitization platform to obtain long-term financing by contributing its purchased loans with the Company’s loans, into newly formed Trusts which then issue one or more classes of notes payable backed by the loan collateral. The third party holds a residual interest in the Trusts which we recognize as a non-principal protected note payable to the third party. Our continuing involvement with these Trusts is in the form of servicing the assets and through holding a residual interest in the Trusts. These transactions are structured without recourse. The Trusts are considered Variable Interest Entities (“VIEs”) under U.S. GAAP and are consolidated because we have:

•	Power over the significant activities of the entity; and

•	An obligation to absorb losses or the right to receive benefits from the VIE, which are potentially significant to the VIE.

Accordingly, we are the primary beneficiary of the VIEs and are required to consolidate them within our condensed consolidated financial statements. As such, the restricted cash, loans, loan basis adjustment, allowance for credit losses, repossessed vehicle inventory and other assets, net, accrued liabilities, borrowings under securitization notes payable, net and non-principal protected notes payable to third parties associated with these Trusts are reflected on our condensed consolidated balance sheets. Non-principal protected notes payable to third parties is included in “Securitization notes payable, net” on our condensed consolidated balance sheet and related interest expense on non-principal protected note payable is reflected on our condensed consolidated statements of operations.

We retain servicing for loans transferred to the Trusts and receive a monthly servicing fee on the outstanding principal balance which is recognized as interest on loan receivables. We also recognize servicing revenue for retail installment contracts owned by third parties that are serviced by us that are not contributed into our asset-backed securitizations. Supplemental fees, such as late charges, for servicing the loans are reflected in fee income.

For the nine months ended September 30, 2018, we have executed three retail installment contract portfolio sales and have received approximately $270.2 million in cash proceeds from these loan sales, resulting in a $13.7 million gain on sale of loan receivables.

For the nine months ended September 30, 2018, we have issued $1.65 billion of new securitization notes payable collateralized by $1.73 billion of retail installment contracts, including $277.2 million of retail installment contracts contributed by third parties. We have recognized an initial non-principal protected note payable to third parties of $34.7 million and interest expense for the nine months ended September 30, 2018 on non-principal protected note payable to third parties of $2.8 million.

We present herein the portfolio performance for retail (i) installment contracts we own, (ii) Exeter-originated loans sold to third parties that have been contributed into our Trusts and are included on our condensed consolidated financial statements, and (iii) Exeter-originated loans sold to third parties where we have retained servicing rights but do not consolidate the loans on our condensed consolidated financial statements.

Net income, managed basis: We define net income, managed basis, as GAAP net income less income and expenses derived from loans owned by third parties and contributed to our Trusts. We include servicing fee revenue for those retail installment contracts owned and contributed by third parties that are serviced by the Company in net income, managed basis.

Our management considers this non-GAAP financial measure essential to monitoring and managing the financial performance of our owned and managed retail installment contract portfolio. We believe this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Net income, managed basis is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. A reconciliation from GAAP to this non-GAAP measure is shown in the table below:

($ thousands, rates annualized)	Nine Months Ended September 30,
Consolidated Statement of Operations:
Net income, GAAP basis	$57,382
Add (deduct):
Interest, fee and other income earned on third party contributed loans	(22,395)
Servicing fee revenue from third party contributed loans(a)	3,907
Interest expense attributable to third party contributed loans	5,999
Provision for loan losses attributable to third party contributed loans	21,417

Net income, managed basis	$66,310
Other information:
Average total assets, managed basis(b)	$3,546,105
Average total equity, managed basis(c)	404,084
Ratios:
Return on average assets(d)	2.50%
Return on average equity(e)	21.94%

(a)	Represents the servicing fee revenue from third party contributed loans included in interest, fee and other income.
(b)	Average total assets, managed basis is average total assets excluding average total assets contributed by third party of $179.3 million.
(c)	Average total equity, managed basis is average total equity excluding third party contributor activity, which would have reduced average total equity by $4.8 million.
(d)	Return on average assets is the ratio of net income, managed basis to average total assets, managed basis.
(e)	Return on average equity is the ratio of net income, managed basis to average total equity, managed basis.

Credit Quality

Loan Receivables Portfolio

Our primary asset and source of revenue is our loan receivables portfolio. Loan receivables, net include gross retail installment contracts individually acquired, unearned fees, net, and the allowance for credit losses. We record an allowance for credit losses to cover expected losses for the next twelve months on our individually acquired retail installment contracts.

Loan receivables held for investment, net	September 30,	December 31,
($ thousands)	2018	2017	2016
	(unaudited)
Gross receivables (UPB)	$3,879,110	$3,264,820	$3,038,739
Unearned fees, net:
Unearned fees / discount	(93,256)	(87,881)	(62,284)
Deferred origination costs	20,263	19,886	18,899

Unearned fees, net	(72,993)	(67,995)	(43,385)

Loan receivables carrying value	3,806,117	3,196,825	2,995,354
Allowance for credit losses	(260,788)	(217,606)	(225,573)

Total loan receivables, net of allowance for credit losses	$3,545,329	$2,979,219	$2,769,781

Number of outstanding contracts at period end	270,708	231,062	206,708
Average $ balance of outstanding loan ($ dollars)	$14,329	$14,130	$14,701
Allowance for credit losses as a percentage of loan receivables, carrying value	6.85%	6.81%	7.52%
Allowance for credit losses and unearned fees, net as a percentage of gross receivables balance	8.60%	8.75%	8.85%

Our gross loan receivable balance had the following geographic concentrations at September 30, 2018 and December 31, 2017 which show five states with a concentration of 5% or more.

Geographic Concentration by State of Borrower	September 30, 2018		December 31, 2017
($ thousands)	$ UPB	%	$ UPB	%
	(unaudited)
Texas	$478,028	12.3%	$392,010	12.0%
Georgia	382,001	9.9%	292,115	8.9%
California	380,931	9.8%	318,341	9.8%
Florida	276,691	7.1%	243,917	7.5%
Illinois	215,713	5.6%	177,244	5.4%
All other	2,145,746	55.3%	1,841,193	56.4%

Gross receivables (UPB)	$3,879,110	100.0%	$3,264,820	100.0%

Credit Quality Performance Metrics

We closely monitor credit quality performance metrics and trends including delinquencies, loans in repossession or bankruptcy, nonaccrual loans, payment extensions, TDRs, and net credit losses to inform our decision-making regarding portfolio credit risk management and potential adjustments to pricing for new retail installment contract originations.

Delinquent loans: Delinquencies are an early indicator of future credit losses. We analyze delinquency trends, adjusting for seasonality, to determine whether or not loans are performing in line with our expectations and if any delinquency-related adjustment to the allowance for credit losses is necessary. In particular, with non-prime portfolios such as ours, there is generally a greater percentage of delinquent loans or loans in bankruptcy compared to a prime portfolio. These factors are considered in our loss estimates as we utilize our own historical data to establish the baseline on which we estimate incurred losses.

•	Loans are considered delinquent when more than 10% of a contractually scheduled payment has not been received by the contractual payment date.

•	Delinquencies may vary from period to period based upon the average age or seasoning of the loan portfolio, seasonality within the calendar year, and other economic factors.

•

Due to the Company’s target sub-prime borrower base, a relatively high percentage of accounts become delinquent at some point in the life of a loan and there is a high rate of loan account movement between current and delinquent status in the portfolio.

•	Historically, our delinquencies have been highest from the middle of the second quarter and remain elevated through January of the following year.

Loans in bankruptcy: Includes both Chapter 7 and Chapter 13 loans in bankruptcy. Loans in Chapter 13 bankruptcy which have an interest rate or principal adjustment as part of a confirmed bankruptcy plan are considered TDRs. Accounts in Chapter 13 bankruptcy would have already been placed on nonaccrual; thus, there are no additional financial effects of these loans becoming classified as TDRs. Loans in bankruptcy are discussed further below in “Troubled Debt Restructuring.”

Nonaccrual loans: The accrual of interest is discontinued and reversed once a loan becomes more than 60 days past due, enters bankruptcy status or is repossessed and is resumed and reinstated if a delinquent account subsequently becomes less than 61 days past due. Payments received on nonaccrual loans, other than bankruptcy loans, are first applied to interest due, then principal, then fees. The allocation of payments received on bankruptcy loans are determined by the court appointed trustee.

Loans in repossession: Loans in repossession are those accounts that are pending repossession of the vehicle collateral due to the borrowers’ default on their retail installment contract. The Company generally begins repossession activity once a customer has reached 90 days past due. The customer has an opportunity to redeem the repossessed vehicle by generally paying all outstanding balances, including finance charges and fees. The Company may also offer the customer an opportunity to reinstate the retail installment contract and secure return of the vehicle by generally paying all past due amounts and the cost to repossess the vehicle. Any vehicles not redeemed or relating to reinstated retail installment contracts are sold at auction. Accounts are written down to estimated realizable value, net of estimated costs to sell, when vehicles are repossessed.

Delinquent loans, loans in bankruptcy, nonaccrual loans, and loans in repossession	September 30, 2018		December 31, 2017
($ thousands)	$ Loans	% UPB	$ Loans	% UPB
	(unaudited)
Gross receivables (UPB)	$3,879,110	100.0%	$3,264,820	100.0%
Delinquent loans:
Principal delinquent 31-60 days past due	378,851	9.8%	345,776	10.6%
Principal delinquent over 60 days past due	231,125	6.0%	223,833	6.9%

Total delinquent loans	609,976	15.7%	569,609	17.4%

Loans in bankruptcy	82,973	2.1%	82,173	2.5%

Total delinquent loans and loans in bankruptcy	$692,949	17.9%	$651,782	20.0%

Nonaccrual loans	$314,098	8.1%	$306,006	9.4%

Loans in repossession	38,004		36,522

September 30, 2018 and December 31, 2017: Total delinquent loans, loans in bankruptcy, nonaccrual loans and loans in repossession increased in 2018, compared to December 31, 2017, primarily attributable to an increase in gross receivables of $614.3 million, offset by improved credit performance.

Total delinquent loans increased $40.4 million compared to December 31, 2017. As a percentage of total gross receivables, total delinquent loans comprised 15.7% of the gross receivables balance, compared to 17.4% at December 31, 2017, a 170 basis point improvement.

Loans in bankruptcy increased by $0.8 million compared to December 31, 2017. As a percentage of total gross receivables, total loans in bankruptcy comprised 2.1% of the gross receivables balance, compared to 2.5% at December 31, 2017, a 40 basis point improvement.

Nonaccrual loans as a percentage of total gross receivables, was 8.1%, compared to 9.4% at December 31, 2017.

Loans in repossession increased $1.5 million, or 4.1%, compared to December 31, 2017 primarily attributable to an increase in the average gross receivables portfolio.

Years Ended December 31, 2017 and 2016: Total delinquent loans, loans in bankruptcy, nonaccrual loans, and loans in repossession remained essentially unchanged compared to December 31, 2016, led by gross receivables growth of $226.1 million, and management’s strategy to focus on generating appropriate risk-adjusted financial returns by optimizing pricing and terms across credit tiers.

Total delinquent loans increased $21.3 million compared to December 31, 2016. As a percentage of total gross receivables, total delinquent loans comprised 17.4% of the gross receivables balance, compared to 18.0% in 2016, a 60 basis point improvement.

Loans in bankruptcy decreased by $9.7 million compared to December 31, 2016. As a percentage of total gross receivables, total loans in bankruptcy comprised 2.5% of the gross receivables balance, compared to 3.0% in 2016, a 50 basis point improvement.

Nonaccrual loans as a percentage of total gross receivables, was 9.4% at December 31, 2017, compared to 9.7% at December 31, 2016.

Loans in repossession decreased $4.1 million, or 10.1%, compared to December 31, 2016. The improvement was driven by improving vintage asset quality and an increase in daily management of the repossession and auction processes beginning in 2016 which has resulted in more rapid liquidation of repossessed vehicles compared to 2015 and prior years.

Payment extensions: We closely evaluate the results of our payment extension strategies based upon the amount of cash installments that are collected on accounts after they have been extended versus the extent to which the collateral underlying the extended accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment extensions granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the loan portfolio.

•	We may offer payment extensions to borrowers that allow for up to two delinquent monthly payments to be moved to the end of the loan’s contractual maturity.

•	We limit the number and frequency of payment extensions that may be granted over the life of the loan to no more than eight payment extensions.

•

We also generally limit the granting of extensions on accounts until at least six payments have been received since the last extension or in the event no prior extension has been granted, at least six payments since the origination of the account. The six payments do not have to be consecutive.

•

During the extension period, we continue to accrue interest on the loan in accordance with the terms of the extension agreement. At the time an extension is granted, all delinquent amounts may be deferred or paid, resulting in the classification of the loan as current. Thereafter, such account is aged based on the timely payment of future installments in the same manner as any other loan account.

•

We do not believe that changes in the level of extensions have a direct impact on the ultimate amount of loan receivables charged off by us. However, the timing of a charge-off may be affected if the previously extended loan ultimately results in a charge-off.

•

To the extent that extension activity impacts the ultimate timing of a loan charged off, historical charge-off ratios, loss confirmation periods, and cash flow forecasts for loans classified as TDRs used in the determination of the adequacy of our allowance for credit losses may be impacted.

•

Increased use of extensions may result in a lengthening of the loss confirmation period, which could change expectations of credit losses inherent in the portfolio and may therefore increase the allowance for credit losses and related provision for loan losses. Changes in these ratios and periods are considered in determining the appropriate level of allowance for credit losses and related provision for loan losses.

The table below presents loan payment extensions as of September 30, 2018 and December 31, 2017.

Loan Payment Extensions	September 30, 2018		December 31, 2017
($ thousands)	$ Loans	% UPB	$ Loans	% UPB
	(unaudited)
Gross receivables (UPB)	$3,879,110	100.0%	$3,264,820	100.0%

No extensions	2,567,382	66.2%	1,965,926	60.2%

Loan contracts with extensions:
1 extension	145,695	3.8%	120,697	3.7%
2 extensions	515,447	13.3%	546,546	16.7%
3 extensions	82,812	2.1%	66,556	2.0%
4 extensions	225,276	5.8%	248,323	7.6%
5 extensions	46,437	1.2%	39,274	1.2%
6 extensions	130,095	3.3%	149,142	4.6%
+6 extensions	166,622	4.3%	128,356	4.0%

Total loan payment extensions	$1,312,384	33.8%	$1,298,894	39.8%

Total payment extensions increased by $13.5 million compared to December 31, 2017, primarily from an increase of $614.3 million, or 18.8%, in total gross receivables. The loan contracts included in the Loan Payment Extensions table above are not all considered TDRs as there may be cases where while the payment extensions represent a concession, the borrower is not classified as experiencing financial difficulty. As a result, loans in the above table that have received four or more payment extensions over their lifetime may not meet the policy for recognition as a TDR. Therefore, certain of the loans above with four or more extensions are not included in the table below reflecting the UPB of modified loans identified as TDRs.

The table below presents total recorded investment in TDR, net of allowance at September 30, 2018 and December 31, 2017. The balance below includes loans identified as a TDR because they have been granted four or more payment extensions where the borrower is also classified as experiencing financial difficulties based on the Company’s accounting policy, as well as those TDRs that are classified as such due to the loan being modified by a court order as part of a bankruptcy plan irrespective of whether the borrower had received four or more extensions over the life of their loan. We have historically treated a fourth extension as a concession as a practical expedient in applying our 10% concession policy. Effective January 1, 2018, the Company implemented an enhanced process for calculating when the cumulative effect of the payment extensions granted results in a delay that is more than insignificant. This enhancement replaced the application of four extensions as a proxy for a more than insignificant delay with a quantitative analysis of whether the delay in timing or the amount of restructured payments exceeds 10% of the term or the balance of the loan at the time of the most recent modification, performed on a loan by loan basis. The change has not resulted in a material variance in the Company’s assessment of loan modifications as potential TDRs, as compared to the TDR assessment performed using the fourth extension as a proxy. For additional information, see “Critical Accounting Policies—Troubled Debt Restructurings” below.

Total recorded investment in TDRs	September 30, 2018		December 31, 2017
($ thousands)	Loans	% UPB	Loans	% UPB
	(unaudited)
Gross receivables (UPB)	$201,367	100.0%	$204,851	100.0%
Unearned discount	(2,696)	(1.3)%	(2,323)	(1.1)%
Unamortized origination costs	599	0.3%	610	0.3%

TDR balance outstanding	199,270	99.0%	203,138	99.2%
Accrued interest	1,131	0.6%	1,049	0.5%

Total recorded investment in TDRs	200,401	99.5%	204,187	99.7%
Specific impairment for TDR-related loan losses	(52,837)	(26.2)%	(55,169)	(26.9)%

Total recorded investment in TDRs, net of specific impairment	$147,564	73.3%	$149,018	72.7%

Allowance as a % of TDR balance outstanding	26.5%		27.2%

The table below presents TDR loans with extensions of the contractual maturity date and bankruptcies at September 30, 2018 and December 31, 2017. TDRs included in this table are for borrowers who have been granted four or more payment extensions in total over the life of the loan where the borrower is classified as experiencing financial difficulty based on a continued delinquency for a period specified subsequent to the extension.

TDR loans with extensions of contractual maturity	September 30, 2018		December 31, 2017
($ thousands, except number of loans)	Loans	%	Loans	%
	(unaudited)
Extension of contractual maturity date	$169,956	84.8%	$173,341	84.9%
Bankruptcy-related accounts	30,445	15.2%	30,846	15.1%

Total recorded investment in TDRs	200,401	100.0%	204,187	100.0%
Specific impairment for TDR-related loan losses	(52,837)		(55,169)

Total recorded investment in TDRs, net of specific impairment	$147,564		$149,018

Number of loan accounts classified as TDR	18,678		17,489

The table below presents performing and non-performing TDR recorded investment at September 30, 2018 and December 31, 2017.

TDR recorded investment in performing and non-performing loans	September 30, 2018		December 31, 2017
($ thousands)	Loans	%	Loans	%
	(unaudited)
Current on payments due (performing loans)	$99,743	49.8%	$37,933	18.6%
31-60 days past due (non-performing loans)	9,961	5.0%	32,710	16.0%
Greater than 60 days past due (non-performing loans)	90,697	45.2%	133,544	65.4%

TDR recorded investment in performing and non-performing loans	$200,401	100.0%	$204,187	100.0%

Net credit losses: The level, timing, and severity of net credit losses directly impacts the profitability of our loan portfolio. As a result, we closely analyze net credit loss performance (gross loan principal charge-offs less recoveries, net of costs) on an ongoing basis to identify trends that may impact our portfolio credit risk. The difference between total net credit losses for the annual period and the prior year’s balance where our loss emergence period is approximately 12 months is primarily a result of loans originated during the course of a year that will incur losses which will not have been considered in the prior year-end provision calculation. This comparison is also affected by both the credit mix and volume of new originations and we have experienced a combination of these dynamics in the periods presented.

•	Principal charge-offs: Loan accounts are charged off when:

•

more than 10% of any scheduled payment related to such borrower account remains unpaid for 120 days or more from the due date for such payment and the related financed vehicle has not been repossessed on the last day of the calendar month;

•	the related financed vehicle has been repossessed;

•	the vehicle has been abandoned and the cost to repossess and sell the vehicle is greater than the value of the vehicle; or,

•	the vehicle is deemed a total loss, and the borrower does not have insurance or the insurance proceeds do not satisfy the loan balance, and the borrower does not continue to make contractual payments.

•	For previously charged-off accounts where cash proceeds are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

•

Recoveries on gross loan charge-offs: We closely monitor recovery rates because of their impact on charge-offs and the related allowance for loan losses. Recoveries on loan charge-offs include reversals of unamortized discount or premium and deferred fees, cash proceeds from sales of repossessed vehicles, dealer and insurance recoveries, customer payments, and other recoveries including state sales tax refunds.

The following table is a summary of our net credit losses on our retail installment contracts for the nine months ended September 30, 2018 and years ended December 31, 2017, 2016, and 2015.

Credit Loss Summary	Nine Months Ended September 30,		Year Ended December 31,
($ thousands, rates annualized)	2018	2017	2017	2016	2015
	(unaudited)
Net credit losses:
Net credit losses deducted from general allowance	$169,432	$176,696	$235,210	$255,895	$216,032
Net credit losses deducted from specific impairment (TDR)	62,725	47,657	67,010	48,802	36,696

Total net credit losses	$232,157	$224,353	$302,220	$304,697	$252,728

Average gross receivables (AGR)	$3,615,030	$3,207,472	$3,237,218	$3,070,884	$3,042,055

Total net credit losses as a % of AGR	8.59%	9.35%	9.34%	9.92%	8.31%

Gross receivable originations	$1,765,130	$1,326,045	$1,706,731	$1,258,069	$1,567,242

Nine Months Ended September 30, 2018 and 2017: Total net credit losses increased $7.8 million, or 3.5% for the nine months ended September 30, 2018 compared to the nine months ended September 30, 2018, primarily driven by an increase in net charge-offs of TDR loans of $15.1 million, offset by a $7.3 million reduction in net credit losses deducted from the general reserve due to improved overall portfolio performance of newer originations.

Years Ended December 31, 2017 and 2016: Total net credit losses decreased $2.5 million, or less than 1.0%, in 2017 compared to 2016, primarily driven by seasoning of the loan portfolio. As 2015 and prior year origination vintages runoff, the portfolio is replenished with more recent vintages originated after commencement of our strategy focused on risk-adjusted financial returns.

Years Ended December 31, 2016 and 2015: Total net credit losses increased $52.0 million, or 20.6%, in 2016 compared to 2015. As realized charge-offs on 2015 vintage loan originations began to exceed our loss expectations, we proactively reduced 2016 new loan origination volumes by $309.2 million, or 19.7% compared to 2015, to focus on generating appropriate risk-adjusted financial returns by optimizing pricing and terms across credit tiers and identifying dealers that demonstrated superior performance with Exeter related to retail installment contract credit performance, new loan volume, and origination efficiency. We also focused on improving our internal processes to increase pricing and origination efficiency, including automation of manual processes, investing in employee training, and tightening deal structures while improving our risk-based pricing models.

The proactive reduction in origination volumes in 2016 allowed us to improve our automated consumer application credit decision models which supported our expectations of lower charge-offs on new 2016 and later vintage year loan originations and positioned Exeter to take advantage of market opportunities including: (i) new partnerships with OEM Captive and bank partners; and (ii) core dealer origination growth resulting from two large national financial institutions reducing their non-prime originations beginning in the first quarter of 2016. These factors supported our strategy to create multiple broad and diverse origination channels.

Quantitative and Qualitative Disclosure About Market Risk

Risk is an inherent part of our business activities. We are exposed to market risk which we define as the risk of loss driven by fluctuations in market prices as a result of changes in credit, interest rates, liquidity, and operational risk. We are developing an enterprise risk management framework to effectively manage the major categories of risk for which we are exposed (defined below). Our risk framework will be designed to identify potential events, manage risk within an approved risk appetite, and provide reasonable assurance regarding the achievement of company objectives. Our board of directors has oversight responsibility for the risk framework while the executive management team manages day-to-day execution of risk management activities. Our board of directors will set the risk appetite while executive management and employees will identify and monitor potential risks and manage those risks within appetite. The current framework includes governance and risk committees, prompt risk identification and response, and ongoing monitoring and enhancement to control activities. Results of risk program activities are reported to the Enterprise Risk Management committee and to the board of directors.

Governance: We have established management committees that are charged with responsibility for establishing governance over risk activities, providing oversight in managing the aggregate risk position and reporting on the comprehensive portfolio of risk categories and potential impact these risks can have on our risk profile. These committees consist of:

•	Executive Management Committee;

•	Enterprise Risk Management Committee;

•	Credit and Pricing Committee;

•	Operations Management Committee;

•	Asset Liability Committee;

•	Loan Loss Reserve Committee;

•	Financial Reporting and Disclosure Committee;

•	Dealer Oversight Committee;

•	Human Capital Management Committee;

•	Investment (401K) Committee;

•	IT Steering / Cyber Security Committee;

•	Data Governance Committee; and

•	Change Governance Committee.

These respective committees include representation by executives responsible for the applicable risk areas and business units governed by the committees. The committees report up through senior management and ultimately to the board of directors.

Risk Categories and Definitions: We apply our risk framework to protect Exeter from the eight major categories of risk we are exposed to through our business activities which include: Credit, Interest Rate, Operational, Legal, Compliance, Liquidity, Strategic and Reputation.

Below we provide a definition and overview of how we manage our eight primary risk categories.

We do not operate in foreign markets and therefore do not have exposure to currency fluctuations.

Credit Risk: We define credit risk as the risk that borrowers will not be able to repay their obligations to us. The risk inherent in our loan receivables portfolio is driven by credit quality and is affected by borrower-specific and economy-wide factors such as changes in employment. We manage this risk through our underwriting and credit approval guidelines and servicing policies and practices.

Our automated originations process reflects a disciplined approach to credit risk management. Our robust historical data on individually acquired loans provides us with the ability to perform advanced loss forecasting.

Each applicant is automatically assigned a post-funding score (“PFS”) using bureau information, loan structure data, and vehicle collateral information. Credit Risk is continuously monitored and adjusted to reflect market and risk trends. We generally tighten our underwriting requirements in times of greater economic uncertainty to compete in the market at credit loss and approval rates acceptable for meeting our required returns.

We monitor early payment defaults and other potential indicators of dealer or borrower fraud, and use the monitoring results to identify dealers who will be subject to more extensive stipulations when presenting borrower applications, as well as dealers with whom we will not do business at all.

Interest Rate Risk: We define interest rate risk as our inability to maintain the margin between our asset yields and liability costs as a result of interest rate changes and/ or changes in the timing and value of future cash flows. Our interest rate risk profile is strongly influenced by our primary business of originating automobile loans. A change from the current low interest rate environment, a flat or inverted yield curve, and changes in prevailing interest rates can have an adverse impact on our business. Loans originated or otherwise acquired by us and pledged to secure borrowings under our warehouse facility bear fixed interest rates and finance charges. Our gross interest rate spread, which is the difference between the income we earn through the interest and finance charges on our loan receivables and the interest we pay on our funding, is affected by changes in interest rates as a result of our dependence on variable rate debt. We are exposed to variable rate funding through our borrowings under our warehouse facilities.

We closely monitor the amount of our interest rate risk exposure and, when necessary, will enter into amortizing interest rate cap agreements—or other appropriate financial instruments as applicable—to limit our exposure to rising LIBOR or commercial paper interest rates that are generally the benchmark rate for our warehouse facility. In the event LIBOR is less than the capped rate, we will pay interest at the lower LIBOR rate. In the event LIBOR is higher than the capped rate, we will pay interest at the capped rate.

In our Rule 144A securitization transactions, we transfer fixed rate consumer automobile loans to trusts that, in turn, issue fixed rate securities to investors. The interest rate required by investors in our securitization transactions and other secured financings depends on the general interest rate environment and prevailing interest rate spreads for securitizations. We are able to obtain attractive interest rate spreads on our securitizations due to a number of factors including:

•	the credit quality of the loan receivables in the trusts;

•	the historical credit performance of similar pools of our loan receivables;

•	the significant expansion of our securitization investor base since 2012;

•	the historical lack of defaults in automobile ABS;

•	the structure of our securitizations (with first losses going to the equity residual retained by us); and

•	obtaining of ratings from at least two nationally recognized ratings agencies on each securitization.

We currently hold an immaterial market value dollar amount of purchased interest rate caps and offsetting sold interest rate caps related to several of our secured structured financings. Although the interest rate caps are purchased by these financing facilities, cash outflows from the facilities ultimately impact our retained interests in the secured structured financings as cash expended by the facilities will decrease the ultimate amount of cash to be received by us. The fair values of our interest rate cap agreements purchased totaled an immaterial value in our financial statements and have an immaterial earnings impact comprised solely of their execution costs.

Interest rate risk analysis: We closely monitor and manage our interest rate risk exposure by conducting various sensitivity analyses including duration repricing gap of interest-bearing assets and interest-paying liabilities by expected maturity date.

We also assess interest rate risk by monitoring the expected maturity date re-pricing gap of our interest-bearing assets (loans receivable, net and interest rate cap and/or swap agreements as applicable) and interest-paying liabilities (warehouse facility, senior notes, net, and securitization notes payable, net) to ensure appropriate duration matching.

We determine the expected maturity of financial instruments principal balances as follows:

•	Loan receivable cash flows are estimated to be realized in future periods using interest rate and prepayments similar to our historical experience;

•	Our existing interest rate cap agreements are immaterial and have been excluded from the duration repricing gap analysis below;

•	The warehouse facility is not an interest-rate sensitive liability as discussed above. We have used the contractual maturity of the warehouse credit facility as its expected maturity date;

•	Securitization notes payable and senior notes expected maturity dates are based on management’s current estimate of expected payoff.

The table below presents the repricing duration gap by expected maturity date of our interest-bearing assets and interest-paying liabilities by principal balances.

•

Principal balances presented exclude non-cash basis adjustments including purchase premiums or discounts, unearned fees, deferred origination costs, debt issuance costs, and any other basis adjustments.

	As of September 30, 2018
($ thousands)	1M	3M	6M	12M	2Y	3Y	4Y	5Y	> 5Y
Assets	$149,590	$297,624	$420,179	$688,866	$1,031,306	$631,676	$358,591	$191,267	$110,012
Liabilities	116,890	223,434	309,393	575,451	811,550	808,591	285,269	332,572	39,139
Repricing Gap	32,700	74,190	110,786	113,415	219,756	(176,915)	73,322	(141,305)	70,873
Cumulative Gap	32,700	106,890	217,676	331,091	550,847	373,932	447,254	305,949	376,822

Operational Risk: We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. We manage operational risk through the execution of appropriate risk management policies, processes, and controls. These practices establish the identification, assessment and remediation of operational risks as well as the implementation and monitoring of controls to address those risks.

Liquidity Risk: Liquidity risk is discussed in “Liquidity and Capital Resources.”

Legal Risk: We define Legal risk as the risk of loss from unenforceable contracts, adverse judgments arising from litigation or regulatory action, and interpretation of new and changed laws and regulations. The Company’s legal counsel provides legal evaluation and guidance to the company and partners with other risk functions including Compliance and Internal Audit.

Compliance Risk: We define Compliance risk as the risk of loss from non-compliance with state or federal laws and regulations as well as internal policies, procedures, and contractual obligations. The Chief Risk Officer is responsible for establishing and overseeing the Compliance Management Program, which includes policy oversight, compliance training, compliance reporting, independent testing and monitoring, exam management and oversight of corrective action. Management incorporates compliance requirements and controls into their business policies and procedures.

Strategic Risk: We define Strategic risk as the risk of loss from adverse business decisions, improper implementation of decisions or lack of responsiveness to industry changes. We continually monitor the industry, and market for change and for potential areas of opportunity or risk. The executive management team, led by the Chief Executive Officer, directs the company’s strategy with oversight from the Board of Directors.

Reputation Risk: We define Reputation risk as the risk of loss from negative publicity or perceptions regarding our business practices. We manage our reputation risk day-to-day through the execution of our risk and compliance management frameworks as well as proactively adopting and continually evaluating consumer focused practices.

Inflation Risk: The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America which require the measurement of financial position and operating results in terms of historical dollars without considering changes in relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. Inflation impacts the prices of new and used vehicles and therefore the affordability of those vehicles for the underserved non-prime consumers that we serve and, as a result, may impact our future retail installment contract origination volumes, borrowing costs, and operating expense from higher administrative costs.

Off-Balance Sheet Arrangements

The Company had no material off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K at September 30, 2018.

In 2016 and 2015, the Company had two letters of credit that were used for credit enhancement to support two office space leases the Company has on third-party owned facilities. These letters of credit were collateralized by cash. In 2017, the $3.3 million of cash used to collateralize the letters of credit was returned to the Company.

In March 2018, we entered into a two-year forward flow loan sale agreement with a large institutional investor group which provides for the sale of up to an aggregate of $900.0 million of newly originated retail installment contracts. Under the terms of the forward flow loan sale agreement, the large institutional investor has the option to participate in future securitizations of retail installment contracts through our asset-backed securitization platform to obtain long term financing.

For additional information refer to Note 11 “Commitments and Contingencies” in our condensed consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make a number of judgments, estimates, and assumptions that affect the reported amounts within our condensed consolidated financial statements. Certain of our accounting policies, as well as estimates we make, are critical, as they are both important to the presentation of our financial condition and results of operations and require management to make difficult, complex, or subjective judgments and estimates, often regarding matters that are inherently uncertain. Actual results could differ from our estimates and the use of different judgments and assumptions related to these policies and estimates could have a material impact on our condensed consolidated financial statements.

Refer to “Note 2—Basis of Presentation” to the condensed consolidated financial statements, appearing elsewhere in this prospectus for more detailed information regarding our critical accounting policies.

Variable Interest Entities

As of September 30, 2018, our securitizations did not meet the criteria for sales of loans. In connection with each securitization, the loans were transferred to trusts and the related securitization debt issued by the trusts remained on our condensed consolidated balance sheets. While the trusts are included in our condensed consolidated financial statements, they are separate legal entities, and the loans are legally owned by them.

Our continuing involvement with these entities consists of servicing the loans held by the trusts and holding a residual interest in the trusts. As described in Note 4 “Variable Interest Entities” of our condensed consolidated financial statements, the trusts are considered VIEs under U.S. GAAP and are consolidated because we have power over the significant activities of the entity and an obligation to absorb losses or the right to receive benefits from the VIE, which are potentially significant to the VIE.

We have power over the significant activities of those VIEs in which we act as the servicer of the financial assets held in the VIE. Our servicing fees are not considered significant variable interests in the VIEs; however, because the Company also retains a residual interest in the trust, in the form of an equity interest, we have an obligation to absorb losses or the right to receive benefits that are potentially significant to the trust. Accordingly, we are the primary beneficiary of the VIEs and are required to consolidate them within our condensed consolidated financial statements. As such, the loans, restricted cash, borrowings under the warehouse facility and securitization notes payable associated with these entities are reflected on our condensed consolidated balance sheets.

We are not required, and do not currently intend, to provide any additional financial support to the Trusts. While these subsidiaries are included in the condensed consolidated financial statements, they are separate legal entities and the loans and other assets held by these subsidiaries are legally owned by them and are not available to our creditors or creditors of our subsidiaries.

We recognize finance charge and fee income on all loans and interest expense on the securities issued in a securitization transaction. A provision for credit losses is recorded to recognize probable loan losses inherent in the loans that are held for investment. Cash pledged to support the securitization transaction is deposited into a restricted account and recorded on the condensed consolidated balance sheets as restricted cash, which is invested in highly liquid money market funds.

We retain servicing responsibilities for loans transferred to the trusts and we receive a monthly base servicing fee on the outstanding principal balance of the securitized loans and supplemental fees for servicing, which are eliminated in consolidation.

Allowance For Credit Losses

The Company’s policy is to maintain an allowance for credit losses that represents management’s best estimate of probable net credit losses as of the balance sheet date that are inherent for outstanding retail installment contracts (loans) held for investment. For loans not classified as TDRs, we maintain an allowance on an aggregate basis at a level based on estimated net credit losses (gross charge-offs, net of recoveries) covering a loss emergence period of approximately 12 months. As part of this process, the Company develops certain assumptions that represents modeled projections of the timing, severity, and frequency of credit losses. These assumptions are estimated based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (e.g., average amount financed and term), delinquency levels, collateral values, economic conditions, auction markets, and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. We believe we have given appropriate consideration to all materially-relevant factors and have made reasonable assumptions in determining the allowance for credit losses, although it is possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual loan losses to be materially different from the recorded allowance for credit losses.

For loans classified as TDRs, impairment is generally measured based on the present value of expected future cash flows discounted at the original effective interest rate. For loans that are considered collateral-

dependent, impairment is measured based on the fair value of the collateral, less its estimated cost to sell. The amount of the allowance is equal to the difference between the loan’s impaired value and the recorded investment.

Repossessed Vehicles

Repossessed vehicles represent vehicles we have repossessed due to the borrowers’ default on their retail installment contract. The Company generally begins repossession activity once a customer has reached 90 days past due. The customer has an opportunity to redeem the repossessed vehicle by generally paying all outstanding balances, including finance charges and fees. The Company may also offer the customer an opportunity to reinstate the retail installment contract and secure return of the vehicle by generally paying all past due amounts and the cost to repossess the vehicle. Any vehicles not redeemed or relating to reinstated retail installment contracts are sold at auction. Accounts are written down to estimated realizable value, net of estimated costs to sell, when vehicles are repossessed.

Loan Receivables Held For Investment

Loans are acquired individually from dealers which may include a premium or a non-refundable acquisition fee. All loans are held for investment. Interest income is accrued on the unpaid principal balance (“UPB”). Origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating involuntary prepayments. The loan contracts typically include interest rates ranging from 5% to 29% per annum, are collateralized by the vehicle financed and provide for payments over periods typically ranging from 24 to 72 months.

Troubled Debt Restructuring

We generally do not lower the contractual interest rate or waive or forgive principal in times of borrower financial difficulty on either a temporary or permanent basis. However, for certain borrower loan modifications, we will provide for limited interest-only payments. The only exceptions to this treatment are any:

•	court order that mandates the terms of the contract be modified (primarily Chapter 13 bankruptcies); or,

•	for an active military service member where the interest rate is lowered in accordance with the Servicemember’s Civil Relief Act guidelines.

We consider a modification of a loan receivable terms a TDR when a debtor has received both a concession and is experiencing financial difficulty under either of the following circumstances:

•	bankruptcy plan where either the interest rate, principal balance owed, or remaining term has been modified by a court order; or

•

any account that is more than 60 days contractually past due at quarter end and the cumulative life to date payment concessions granted either through an extension, deferment or temporary reduction in payment plan (“TRIPP”) or combination of loss mitigation tools exceed 10% of the current unpaid balance as of the most recent concession date.

Based upon our quantitative analysis and historical experience, we have determined that a fourth payment extension of a retail installment contract generally will result in cumulative payment extensions exceeding 10% of the unpaid loan balance. For this reason, we have historically treated a fourth extension as a concession as a practical expedient in applying our 10% concession policy. Effective January 1, 2018, the Company implemented an enhanced process for calculating when the cumulative effect of the payment extensions granted results in a delay that is more than insignificant. This enhancement replaced the application of four extensions as a proxy for a more than insignificant delay with a quantitative analysis of whether the delay in timing or the amount of restructured payments exceeds 10% of the term or the balance of the loan at the time of the most recent modification, performed on a loan by loan basis. The change has not resulted in a material variance in the Company’s assessment of loan modifications as potential TDRs, as compared to the TDR assessment performed using the fourth extension as a proxy.

Once a loan receivable is classified as a TDR, the loan receivable is adjusted to its fair value, with any difference between the fair value and carrying value of the receivable recorded as an impairment charged against the allowance for loan losses.

Stock-Based Compensation

Stock-based compensation has historically been granted to certain of our management and board of directors in the form of Profits Interest Units (“PIUs”) with both time-based and performance-based conditions for “services rendered or to be rendered.” A description of the PIU plans in operation for the periods presented and the stock-based compensation expense recognized by us in respect of those plans is presented in Note 7 “Equity-Based Compensation” of our 2017 audited financial statements included elsewhere in this prospectus.

We recognize stock-based compensation expense related to our PIU plans based on the fair value of the PIU awards, measured at the date of grant using an option pricing model and reflecting market conditions. Fair value is not subsequently remeasured unless the conditions on which the award was granted are modified.

At September 30, 2018, we had the following PIU Plans:

•

Time-based (“Time-based”) and performance-based (“IRR-based”) PIU Plans have a performance condition based on Blackstone members achieving a minimum 8.0% internal rate of return (“IRR”) with respect to their investment in Exeter. IRR is calculated based upon the amount and timing of all capital contributions made and all cash distributions and fees received by the Blackstone members or their affiliates.

•

Time-based units become earned units evenly over five years (20% per year) on the anniversary of the grant date. Earned units are subject to performance conditions to become vested units. All Time-based units will become earned units upon a change of control.

•	IRR-based units vest under the same performance conditions as Time-Based units, but do not contain explicit service conditions.

•

2016 PIU Plan units participate in cash distributions above a distribution threshold equivalent to the estimated fair value of Exeter on the grant date. 2016 PIU Plan units become vested evenly over four years (25% per year) in accordance with the terms of the vesting schedule set forth in the PIU agreement. 2016 PIU Plan units are also subject to an implicit vesting condition in the form of a liquidity event for Blackstone members or their affiliates. All 2016 PIU Plan units will become vested units upon a change of control.

The option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected volatility of the price of our shares, risk-free interest rates, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

•	Fair value of our equity: Exeter Finance LLC is a limited liability company that is not publicly traded, we must estimate the fair value of the equity value, as discussed in “Equity Valuations” below.

•

Expected volatility: As we have not been a public company and do not have a trading history for our shares, the expected stock price volatility for our equity is estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the share option grants.

•	Risk-free interest rate: The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the PIUs for each PIU group.

•	Expected term: The expected term represents the period that our PIUs are expected to be outstanding.

•

Expected dividend yield: We have not declared or paid any cash dividends to stockholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

The fair value of the PIUs issued to employees at their grant date was measured using an option pricing valuation model. The fair values and relevant assumptions were as follows:

PIU Grant Summary ($ and Units in thousands, except as indicated)	Nine Months Ended September 30,	Years Ended December 31,
	2018	2017	2016	2015
2016 PIU Plan:
$ Fair value for units Issued	$988	$2,543	$10,726
No. of units issued (whole units)	483	1,340	10,394
$ Fair value per unit issued (whole dollars)	$2,046	$1,898	$1,032
Management New Time-based PIU Plan:(a)
$ Fair value for units Issued				$3,405
No. of units issued				7,281
$ Fair value per unit issued (whole dollars)				$468
Time-based PIU Plan:
$ Fair value for units Issued				$939
No. of units issued				5,164
$ Fair value per unit issued (whole dollars)				$182
IRR-based PIU Plan:
$ Fair value for units Issued				$1,171
No. of units issued				6,318
$ Fair value per unit issued (whole dollars)				$185
Inputs to the Option Pricing Model:
Expected volatility	54%	61%	40%	40%
Risk-free interest rate	1.93%	1.44%	0.76%	0.64%
Expected term	2.50 years	2.75 years	2.25 years	2.0 years
Expected dividends	—	—	—	—

(a)

In 2016, the Board of Directors of Exeter approved the modification of the overall equity-based compensation plan for existing Exeter employees by replacing the Time-Based, IRR-Based, and Management New Time-Based units with 2016 PIU Plan units. All units under the Management New Time-Based Plan were canceled or forfeited in 2015 and 2016.

Equity valuations: The fair value of our equity has historically been determined based upon information available at the time of grant. Given the absence of a public trading market for our shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, management has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our shares at each grant date. These factors included:

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for these profits interest units, such as an initial public offering or sale of the company, given prevailing market conditions;

•	the lack of marketability of our shares; and

•	the market performance of comparable publicly traded companies.

In valuing our shares, we determined the equity value of our business using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in the company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted revenue and discounting that value to the present value using the same weight average cost of capital applied to the forecasted periods.

Following the closing of our initial public offering, the fair value per share of our shares for purposes of determining stock-based compensation will be the closing price of our shares as reported on the applicable grant date.

Income Taxes

On December 22, 2017, Public Law 115-97 “Tax Cuts and Jobs Act of 2017” or “Tax Reform Act” was signed into law which made significant changes in the U.S. Internal Revenue Code, including limitations on certain deductions and credits, among other changes. Since the operations of Exeter Finance LLC are not subject to federal income tax, the legislation has no material impact to Exeter Finance LLC for 2018.

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC. The conversion is treated for federal income tax purposes as a taxable liquidation. Exeter Finance LLC is a single member limited liability company owned by Enzo Parent, LLC, a multi-member LLC. Beginning May 1, 2017, the Company has been treated as a flow-through entity for tax purposes and any taxable income or loss generated is passed through to and reported by the respective owners of the Company.

For periods prior to May 1, 2017, the Company was a C corporation for income tax purposes. Income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in operations in the period that included the enactment date, as applicable.

As required by the uncertain tax position guidance of Accounting Standards Codification (“ASC”) 740 Income Taxes, the Company recognizes the condensed consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company follows the guidance concerning accounting and disclosure for uncertain tax positions. The guidance requires the Company to determine whether it is more likely than not that a tax position will not be sustained upon examination by the appropriate taxing authority. If a tax position does not meet the more likely than not recognition criteria, the guidance requires the tax position be measured at the largest amount of benefit greater than 50 percent not likely of being sustained upon ultimate settlement.

Under ASC 740-10-30-17, a valuation allowance for the deferred tax asset is required to be recorded if after consideration of both positive and negative evidence, it is more likely than not that a company’s deferred tax assets will not be realized. When assessing the realization of deferred tax assets, the Company considered the following sources of taxable income:

•	Future reversals of existing taxable temporary differences;

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and,

•	Tax planning strategies.

After consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income from Exeter Finance LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expense, we will be required to make payments under the Tax Receivable Agreement. We intend to cause Exeter Finance LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including distributions to fund any payments under the Tax Receivable Agreement. See “Organizational Structure—Tax Receivable Agreement.”

Revenue Recognition

Interest income on loans is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan. The accrual of interest is discontinued and reversed once a loan becomes more than 60 days past due, enters bankruptcy status, or is repossessed, and interest accrual is resumed and reinstated if a delinquent account subsequently becomes less than 61 days past due.

Under the provisions of ASC 310-20, Receivables—Nonrefundable Fees and Other Costs, fees received and direct costs of originating loans are deferred and amortized to interest on loans using the effective interest method.

OUR BUSINESS

Our Company

We are an industry leading, full-service, technology and data-driven specialty finance company, operating in the U.S. automobile finance market since April 2006. Our business is to underwrite, purchase, service, and securitize retail installment contracts, which we refer to as either retail installment contracts or auto loans, from automobile dealers. We service auto loans that we own, as well as auto loans owned by third parties. Through our retail installment contract purchases, we provide indirect financing for new and used vehicles, primarily to consumers with FICO® Scores of less than 660, which we refer to as non-prime consumers, with a particular focus on consumers with FICO® Scores of less than 620, which we refer to as sub-prime consumers. We serve as a source of financing for automobile dealers, facilitating vehicle sales to consumers with non-prime, including sub-prime, FICO® Scores, and as such we provide financing to underserved consumers. We believe having a personal vehicle is mission-critical for many of these consumers, particularly in serving as a means of transportation for employment, therefore consumers prioritize re-paying these auto loans.

We are led by an experienced management team, including our Chief Executive Officer, Jason Grubb, who joined us in 2016 and brings 27 years of experience in the automobile finance industry. Our management team is focused on executing our strategy of generating appropriate risk-adjusted financial returns by optimizing pricing across credit tiers, resulting in improving risk-adjusted yields and stabilizing default frequency, while gaining operating efficiency through increasing portfolio scale, enhanced automation and ongoing process optimization.

As of September 30, 2018, we had a $4.0 billion managed portfolio of retail installment contracts with an average FICO® Score at origination of 567, of which 78% was comprised of used auto loans. For the nine months ended September 30, 2018, we purchased $1.8 billion of retail installment contracts with an average FICO® Score of 568, of which 76% was comprised of used auto loans. In addition, for the nine months ended September 30, 2018, we generated $57.4 million of net income, compared to $12.1 million for the nine months ended September 30, 2017.

From retail installment contract underwriting and purchasing through servicing, our comprehensive end-to-end operating platform is rooted in technology-enabled processes that leverage our extensive automobile finance industry knowledge and non-prime consumer data. Our centralized, automated consumer credit application process, coupled with dynamic risk-adjusted pricing and predictive loss forecasting, seeks to achieve consistent risk-adjusted financial returns on a loan by loan basis. Our customized third-party model-driven underwriting technology enables us to return a credit decision to dealers typically within 30 seconds. We also employ established centralized account management policies to determine appropriate account treatment, driving efficiencies in servicing along with fair and consistent treatment of consumers.

We believe our earnings growth is evidence that our extensive data and advanced analytics enhance our retail installment contract origination, servicing and risk management operating platform. Furthermore, we believe our operating platform and associated technologies are readily scalable, efficiently supporting continued growth and providing substantial operating leverage, without compromising our credit performance.

We have a robust and diverse funding structure with established capital markets access to support our automobile finance lending operations. This includes:

•	a $1.75 billion three year warehouse facility with four commercial banks;

•	$8.6 billion of asset-backed term securitization (“ABS”) issuances across 19 transactions since 2012 and through September 30, 2018;

•	a $175.0 million unsecured note issued in June 2018 and due in June 2023; and

•	a servicing-retained forward flow sale agreement with an institutional investment group for the sale of up to $900.0 million of retail installment contracts through March 2020.

Our Origination Channels

We focus our automobile dealer marketing efforts across differentiated and diverse origination channels, each with attractive expected levels of risk-adjusted financial returns, that we believe improve optionality in varying market environments.

As of September 30, 2018, we had relationships with approximately 276,000 consumers and approximately 10,500 dealers across 49 states. We also have strong partnerships with select large dealer groups, OEM captive finance companies (“Captives”) and banks, and are currently seeking partnerships with Original Equipment Manufacturers (“OEMs”). These partnerships provide us broad and diverse access to profitable origination channels.

Our Core Channels consist of:

•	Franchise Dealers—This channel primarily consists of single individual owner-dealers that have one or more locations, typically located in close proximity to one another.

•	Franchise Dealer Groups—These groups are typically corporate-owned, feature several regional or national locations and generally operate with strong dealer oversight and collateral standards.

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Independent Used Car Dealers—Used car dealerships unaffiliated with an OEM comprise this channel. We seek relationships with large Independent Used Car Dealers with strong established retail installment contract performance.

Our Strategic Partnership Channels consist of:

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Independent Dealer Group Partnership—Consumer credit applications that are not approved by the dealer captive finance company are passed directly to us and select other lenders. We believe that retail installment contracts purchased from our Independent Dealer Group Partnership benefit from a limited amount of competing lenders.

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Captive Partnerships—Consumer credit applications that do not fit a Captive’s underwriting criteria and/or risk appetite are forwarded to us directly from that Captive. Receiving applications prior to other lenders generally improves our retail installment contract capture rates and lowers origination costs.

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OEM Partnership—We seek to establish OEM partnerships that may offer select participating lenders general market incentives (a subsidy provided by the OEM to the lender which is passed through to the consumer or the sourcing dealer) or may receive direct pay subvention on select vehicle makes and models. We believe subvention generally increases retail installment contract capture rates, as other lenders are not provided the same credit subsidy.

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Bank Partnership—We receive consumer credit applications from a bank partner when they do not fit that bank’s underwriting criteria and/or risk appetite. Sourcing consumer credit application volume through these partnerships is operationally efficient and allows bank partners to broaden and deepen their automobile dealer product offerings.

We establish relationships within our Core Channels through our dealer sales managers (“DSMs”), who contact prospective dealers to explain our retail installment contract purchase programs and thereafter provide ongoing dealer training and support services. Our DSMs represent us exclusively and manage dealer relationships within targeted geographic areas.

Our Strategic Partnership Channels are supported by our centralized team and dedicated staff. These relationships value incremental sales, specifically in the non-prime automobile financing market, and work with us to maximize these incremental sales opportunities.

We believe our technology-based platform facilitates our integration with dealers and other retail installment contract originators, positioning us to expand our dealer and partnership relationships in the large and fragmented non-prime automobile financing market.

The charts below show the increase in volume of our originations since 2016 and the contribution of each of our origination channels between our Strategic Partnership Channels and Core Channels.

Originations

2016	2017	Nine Months Ended September 30, 2018

Total Volume: $1.3 Billion	Total Volume: $1.7 Billion	Total Volume: $1.8 Billion

Our Strengths

We believe the following strengths support our ability to capitalize on the growth prospects for our business.

Well Positioned in a Large and Fragmented Market

We provide indirect automobile financing to underserved consumers that do not typically have access to prime credit terms for the purchase of new and used vehicles. Our consumers are dependent upon these vehicles for transportation to work, school, and other essential daily requirements, making the demand for non-prime financing a critical component of the consumer finance market for vehicle purchases. The non-prime automobile financing market represents a large addressable opportunity in a competitive landscape that is highly fragmented.

•	There were over $400.0 billion of total auto loan outstanding balances with a FICO® Score at origination of less than 660 as of September 30, 2018 (Experian, September 2018).

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For the nine months ended September 30, 2018, originations with a FICO® Score lower than 660 totaled over $141.0 billion. From 2012 to September 2018, annual originations with a FICO® Score lower than 660 averaged $169.5 billion (New York Federal Reserve Bank Consumer Credit Panel, November 2018).

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The largest participant in the sub-prime automobile finance space had market share of less than 20%, only four individual lenders had greater than a 5% market share and the top 10 lenders had market share of less than 65% in the aggregate in the third quarter of 2018 (J.D. Power and Associates’ Power Information Network PIN, September 2018).

We believe the large and fragmented nature of the non-prime automobile finance market, coupled with our growing market position and scalable operating platform, supports our ability to profitably grow our business.

Full-service, Scalable Automobile Financing Platform

We have developed a full-service automobile financing platform with underwriting, purchasing, credit risk management, compliance, and servicing capabilities to support our growth strategy. With primary operations in Irving, Texas, we employ a centralized approach across functions to support our efficient, disciplined and compliance-focused operations. We have made significant investments in staffing, processes and customized systems. Our corporate infrastructure is designed to scale efficiently, and we believe we can support a significantly larger portfolio at a modest marginal operating cost, providing the opportunity to meaningfully increase operating leverage.

Centralized Data-Driven Processes and Technology Drive Strong and Predictable Performance

Our operating discipline, which leverages centralized, automated data-driven processes and technology, has driven strong performance as demonstrated by our increased net income, stabilized credit performance and overall improved profitability. In particular, we have improved our ability to forecast unit losses, which we believe enables us to price appropriately on a risk-adjusted basis, and reduces volatility in financial results.

We have developed proprietary software applications across our platform, including underwriting and servicing, that we believe are highly effective and that leverage nearly 12 years of consumer behavior data across varying credit cycles. We believe these applications enhance our ability to effectively monitor and manage risk on a real-time basis and at a highly granular level, including, but not limited to, origination vintage, channel, dealer, and vehicle collateral.

Our expansive data—both internally generated and from third-party providers—is used to adapt our pricing, servicing and credit risk management models to incorporate and reflect evolving consumer behavior and product performance.

Experienced Management Team

Our senior management team consists of professionals with deep experience in the automobile finance industry who combine sector-specific origination and transaction expertise with operations, business strategy and infrastructure development skills. Our senior management team has approximately 20 years of experience, on average, in the automobile finance industry, including managing credit risk and servicing retail installment contracts through multiple economic cycles.

Led by our Chief Executive Officer, Jason Grubb, who has over 27 years of experience in the automobile finance industry, our management team has an established track-record at market leading automobile finance companies of building and leading multi-billion dollar automotive finance businesses.

Access to Robust Financing Markets to Fund Growth

To fund new retail installment contract purchases, we rely primarily on our warehouse facility and the ABS market. Currently, we have a $1.75 billion warehouse facility that matures in June 2021. Since 2012, we have successfully executed 19 ABS transactions totaling $8.6 billion in total bond issuances. Our ABS program’s senior tranches have recently received the highest investment grade rating from national rating agencies, which we believe enhances our access to ABS capital and improves terms.

Historically, the secured lending markets for non-prime retail installment contracts have been deep and liquid, with accessibility maintained throughout different economic cycles. For example, automotive ABS issuances continued during the economic downturn in 2008 and 2009, enabling lenders to support new originations. We believe our reputation with lenders and track record enhance our ability to access funding and liquidity through varying economic cycles.

In addition, in the first quarter of 2018, we established a servicing-retained forward flow sale agreement with an institutional investment group, under which we have executed three retail installment contract portfolio sales. For the nine months ended September 30, 2018, we received approximately $270.2 million in cash proceeds from these loan sales, resulting in a $13.7 million gain. The forward flow sale agreement is a two-year contract through which we plan to sell a representative sample of approximately 17% of our new retail installment contract purchases each quarter through March 2020 and retain a servicing fee of approximately 3% on the outstanding balances of the portfolios sold. This arrangement offers an additional source of liquidity to fund operations and provides an attractive incremental source of fee income to supplement our automobile finance business.

Attractive Financial Profile Positioned for Continued Earnings Growth

We have achieved substantial growth in profits with net income for the nine months ended September 30, 2018 and 2017 of $57.4 million and $12.1 million, respectively. In 2016, under our new management team, we completed a transition from a top-line, revenue-based strategy focused on increasing volume and market share to a strategy more focused on profitability. This involved focusing on profitable pricing and optimal contract terms utilizing our automated underwriting capabilities, as well as eliminating underperforming dealers and focusing more on partnership channels. We estimate that by the end of fiscal year 2018, approximately 85% of our portfolio will be comprised of 2016 and more recent originations. We believe our scalable, technology and data-driven platform provides for further meaningful upside, spurred by three core drivers:

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Phasing-in of Improved Vintage Economics—As legacy vintages that were originated prior to the launch of our new strategy in early 2016 mature or are repaid, our portfolio is being replenished with more recent origination vintages anticipated to be more profitable, providing meaningful incremental earnings growth as the portfolio turns over. For instance, for the nine months ended September 30, 2018 and 2017, our yield on loan receivables was 20.64% and 19.81%, respectively, and for the years ended December 31, 2017, 2016 and 2015, our yield on loan receivables was 19.37%, 18.55%, and 18.42%, respectively.

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Platform Scalability—Our incremental operating leverage is driven by: (i) operating discipline; (ii) system and process enhancements; (iii) continued emphasis on growth of cost-efficient partnerships; and (iv) portfolio growth. We believe our platform can support growth of the portfolio without significant incremental corporate and system infrastructure costs.

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Origination Volume Growth—We believe there is potential for balance sheet growth through the expansion of our core dealer base and dealer group program, coupled with the continued expansion of our partnership programs. We also believe our large addressable market and the fragmented nature of the industry provide meaningful opportunity for continued growth. Exeter’s market share of outstanding sub-prime retail installment contracts was 2.8%, according to J.D. Power and Associates’ Power Information Network PIN as of September 30, 2018.

Our Business and Growth Strategy

Our primary goal is to create stockholder value by leveraging our systems, data, liquidity, management knowledge and industry experience to grow profitably within our industry while efficiently and effectively deploying our capital and funding. We seek to continue growth in earnings through increased market penetration in our Core Channel with both new and existing dealerships and increased volume in our Strategic Partnership Channel.

We believe we are a key player in the U.S. non-prime automobile finance market, with multiple origination channels and a deep understanding of consumer credit behavior across operating environments.

Organic Growth with Both New and Existing Dealerships

We intend to leverage our existing infrastructure to grow our market share with new and existing dealer relationships. Our market opportunities include:

•	increasing penetration within the approximately 4,000 unsigned franchise dealers in Exeter’s credit space; and

•	improving market share with existing dealer relationships through continued program improvements and increased service levels.

Expansion and Maturation of our Partnership Channel

We currently have partnerships with two large Captives, one bank partner and one large used car dealer group, whereby we review credit applications they have declined due to the prospective consumers not meeting their credit profile criteria. These applications are forwarded to us for a credit decision and in certain circumstances, before the origination sourcing dealership markets the application with our competitors.

We benefit from our partners’ application volumes and consumer brand awareness, while the partner leverages our underwriting and funding capabilities in serving this market segment. These partnerships provide us with attractive incremental new origination opportunities with the potential for growth in originations, improved efficiency through higher capture rates, and in certain cases, the ability to receive subvention revenue.

We believe our technology-based operating platform facilitates integration with other originators, positioning us well for further growth opportunities.

Our Market

According to the Federal Reserve Bank of New York, the non-mortgage consumer finance industry in the United States has approximately $4.4 trillion of outstanding borrowings as of the third quarter of 2018, including vehicle loans, credit cards, home equity lines of credit, private student loans and personal loans. Since the 2008-2009 U.S. economic downturn, there has been a significant increase in demand for consumer financing, particularly to finance vehicle sales.

Q3 2009 Non-Mortgage Consumer Debt Outstanding $3.3 Trillion Outstanding	Q3 2018 Non-Mortgage Consumer Debt Outstanding $4.4 Trillion Outstanding

Source: Federal Reserve Bank of New York, Q3 2018 Report on Household Debt and Credit

We focus on the U.S. automobile finance segment of the U.S. consumer finance market. According to Experian, as of September 30, 2018, there were approximately $1.2 trillion of auto loans outstanding with respect to new and used vehicles, with finance companies increasing their market share from 11% in 2009 to 17% in 2018. Finance companies and credit unions have benefited from the market dislocation caused by U.S. financial institutions reducing their non-prime auto lending and tighter lending standards at U.S. banks, according to the Federal Reserve’s Senior Loan Officer Survey.

Auto Loans Outstanding ($ billions)

Source: Experian, “State of the Automotive Finance Market.” Information above includes auto loans outstanding with respect to both new and used vehicles.

The new and used sub-prime automobile finance market is highly fragmented, with no individual lender having more than 20% market share, only four individual lenders having greater than a 5% market share and the top 10 lenders having market share of less than 65% in aggregate in the third quarter of 2018, as defined by JD Power PIN Navigator. Over this period, Exeter’s market share of outstanding sub-prime retail installment contracts was 2.8%, which ranked 8th among lenders behind two banks, three captives and two other finance companies (J.D. Power and Associates’ Power Information Network PIN, for the nine months ended September 30, 2018).

According to Experian, “State of the Automotive Finance Market,” as of September 30, 2018, approximately 38% of loan balances related to auto loans for both new and used vehicles were made to non-prime consumers, equating to over $400.0 billion in auto loans outstanding. Further growth may occur within this target consumer segment upon, for instance, potential expansion among millennials with newly developing credit histories.

Auto Loans Outstanding by FICO® Score ($ billions)

Source: Experian, “State of the Automotive Finance Market.” Information above includes auto loans outstanding with respect to both new and used vehicles.

Sub-prime used car financing comprises the majority of our business. According to Experian, “State of the Automotive Finance Market,” as of September 30, 2018, used automobiles accounted for 54% of total automobiles sold in the United States in 2018, with approximately 53% of used car purchases financed. In addition, more than 49% of the loans in the used automobile finance space were extended to non-prime consumers, which includes sub-prime consumers.

Non-prime retail installment contracts typically produce higher yields and experience higher credit losses than retail installment contracts with prime credit score consumers. Effectively pricing loans in the non-prime market requires a level of experience, industry knowledge and a data-driven adaptive operating platform.

Overall, the U.S. vehicle sales market is large and has experienced significant recent growth supported by positive fundamentals for the U.S. consumer:

•	The U.S. unemployment rate has fallen to 3.7%, one of the lowest levels since April 2000 (Bureau of Labor Statistics, September 2018).

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The U.S. Energy Information Administration forecasts that gasoline prices will average $2.73 per gallon in 2018 and $2.50 per gallon in 2019, up from $2.42 per gallon in 2017 but meaningfully lower from the roughly $3.50 per gallon experienced from 2011 throughout 2014. (U.S. Energy Information Administration, September 2018).

•	U.S. Real GDP is expected to grow at a rate of 2.9% in 2018 and 2.6% in 2019 (Bloomberg, November 2018).

•	The U.S. consumer confidence index sits at 135.7 and remains near ten-year highs (Conference Board: Consumer Confidence Survey, November 13, 2018).

•	The U.S. household Debt Service Ratio remains well below historical averages in the current economic cycle (Federal Reserve, November 30, 2018).

Resiliency of Automobile Financing Industry

Auto loans performed well during the 2008-2009 financial crisis and were less adversely impacted than other consumer lending products. We believe this performance was largely attributable to the following factors:

•	the strength of the used vehicle market;

•	the strength of leased vehicle residual values which represent the estimated wholesale value of the vehicle at the end of the lease term;

•	the importance that automobiles serve in consumers’ everyday lives; and

•	the ability to locate, repossess, and sell a vehicle to mitigate losses on defaulted auto loans.

The automobile finance industry has historically been cycle-resilient as consumers rely on vehicles for mission-critical tasks in their everyday lives (e.g., commuting to work). The strength and resiliency of the automobile finance industry was exhibited throughout the 2008-2009 financial crisis through a variety of metrics, including:

•	S&P did not downgrade any sub-prime auto loan ABS bonds during the financial crisis, according to Capital IQ rating actions reports.

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As exhibited by the Manheim Used Vehicle Index, a measure of wholesale used car prices adjusted by their mileage or vintage, the overall used car market has shown strength and resiliency. The Manheim Used Vehicle Index has recently been well above historical norms and, during the economic downturn, it rebounded in nine months while the broader economy took several years to rebound. This strength in the used car market reflects the importance of vehicles to U.S. consumers.

Manheim Used Vehicle Index

Source: Manheim, Inc. November 2018

Note: Indexed to a basis of 100 at 1995 levels.

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The automobile finance industry demonstrated significant outperformance compared to other relevant consumer asset classes. For example, the automobile finance industry outperformed the mortgage market in terms of both origination and delinquency rates during such period.

90+ Day Delinquency Rate (Q4)	Subprime Originations (<620 FICO® Score)

(a) CAGR - Compound Average Growth Rate Source: Federal Reserve Bank of New York

Our Product

Our business is to underwrite, purchase, service and securitize retail installment contracts originated through automobile dealerships throughout the United States. We currently do business with approximately 10,500 dealers, over 90% of whom are manufacturer-affiliated and the remainder of whom are selected large and reputable independent dealers. We use our risk-adjusted methodology to determine the price we pay the automotive dealer for the retail installment contract, which may be above or below the principal amount of the retail installment contract depending on characteristics such as the contractual APR, the consumer’s credit profile and the tenor of the retail installment contract.

The consumer is obligated to make payments in an amount equal to the principal amount of the retail installment contract plus interest at the APR negotiated with the dealer. In addition, the consumer is also responsible for charges related to past due payments. Although we do not own the vehicles we finance through retail installment contracts, we hold a perfected security interest in those vehicles.

Originations

When a retail automobile buyer elects to obtain financing from a dealer, the buyer completes a credit application to submit to the dealer’s financing sources. Typically, a dealer will submit the buyer’s application to more than one financing source for review. We believe the dealer’s decision to choose a financing source is based primarily on: (i) the interest rate and monthly payment made available to the dealer’s customer; (ii) any fees to be charged to (or paid to) the dealer by the financing source; (iii) the timeliness, consistency and predictability of response; (iv) funding reliability and turnaround time; (v) any stipulations to purchase; and (vi) the financial stability of the financing source.

Upon review of the credit application through our proprietary centralized data-driven decision system that utilizes both internal and third party data sources, we determine if the application meets our underwriting criteria. If it does, we advise the dealer of our decision to approve the retail installment contract and the terms under which we will purchase it. In some cases where we do not grant an approval, we may suggest alternatives to the terms proposed by the dealer or request and review further information from the dealer. Our centralized internal custom model and credit policies determine the decision to approve or decline the application, typically within 30 seconds.

Our automated retail installment contract origination process is comprised of four stages:

Application Stage:

•	100% of consumer credit applications are auto-decisioned through our proprietary centralized data-driven decision systems

•	All approvals go through back-solving logic to conform the proposed terms to our internal credit policy limits (LTV, required cash down payment and other factors) and state usury law limitations

•	Decision factors to approve or decline the consumer credit application include:

•	Custom score: Internal model using credit and non-credit attributes

•	Credit policies: Applications that do not meet our established credit policies are automatically declined

Approval Stage:

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Each approval is assigned a deal structure score (DSS) that incorporates customer data, loan structure data, and vehicle collateral data. The DSS is calculated in the Company’s loan origination system for all applications during the originations process. An application’s DSS will be updated as the structure parameters change during the underwriting process. The DSS is comprised of customer attributes, contract structure attributes, and vehicle collateral attributes. Unfavorable parameters will translate to a low deal structure score and cause an application to be declined or have the requested loan amount reduced. A higher DSS is reflective of better customer credit and thus lower estimated lifetime losses

•	The DSS generates a lifetime net credit loss estimate based on historical loss experience of actual loans with similar underwriting characteristics

Pricing Stage:

•	Required Risk-Adjusted Financial Return hurdle rate (Return on Assets or ROA): Each application is assigned a required ROA based on factors including expected lifetime net credit losses

•	Pricing is then assigned based on the required ROA

Rehash and Funding Stage:

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If the terms of the retail installment contract offered to the consumer change during the origination process, our origination system automatically recalculates the proposed pricing and required ROA reflecting the updated terms

Underwriting

To be eligible for purchase, we require that the retail installment contract be originated by a dealer that has entered into a dealer agreement with Exeter. The dealer agreement protects Exeter in various ways, including by requiring that the dealer assign the retail installment contract to Exeter and secure the retail installment contract by a first priority lien on a new or used automobile, light truck or passenger van and must meet our underwriting criteria. If a dealer does not comply with these requirements, we may require it to repurchase the retail installment contract. In addition, each retail installment contract requires the consumer to maintain physical damage insurance covering the financed vehicle and naming Exeter as the loss payee.

We believe that our underwriting criteria and comprehensive credit decision model enables us to effectively evaluate the creditworthiness of the consumer and the adequacy of the financed vehicle as security for a retail installment contract. Our comprehensive originations operation model leverages proprietary tools and hosted applications to support our broad and diverse originations channels. Retail installment contract purchase criteria are subject to change from time to time, as circumstances may warrant, to better ensure an appropriately modeled risk-adjusted return is achieved.

Servicing

Our servicing activities consist of sending monthly billing statements; collecting, accounting for and posting of all payments received; responding to customer inquiries; taking all necessary action to maintain the security interest granted in the financed vehicle; investigating delinquencies; communicating with the consumer to obtain timely payments; repossessing and liquidating the collateral when necessary; collecting deficiency balances; and generally monitoring each retail installment contract and the related collateral. We organize our servicing activities based on the tasks performed by our personnel. We are typically entitled to receive a base monthly servicing fee equal to 3% per annum on the retail installment contract portfolios sold, providing an attractive source of capital-light fee income to supplement our indirect lending business. We currently service, and accordingly receive a 3% per annum servicing fee, on all retail installment contracts that we own in securitizations as well as those retail installment contracts that we do not own but service for others.

Credit Experience

Our primary method of monitoring the ongoing credit quality of our portfolio is to closely review early payment defaults, early payment patterns around due dates, monthly cash flow, delinquency, default, net charge off activity, auction markets, and other trends in numerous credit and purchase origination dashboards that we have developed internally. Our internal credit performance data consistently shows that retail installment contracts have lower levels of delinquency and ultimate credit losses early in their lives, with delinquencies increasing throughout their lives while losses begin to hit the peak point on the loss curve after approximately 8 to 18 months, after which they gradually decrease. Our financial results are dependent on the performance of our retail installment contracts.

Loss Mitigation

In certain circumstances, we will grant a consumer that is experiencing a short-term financial hardship a loss mitigation tool through a payment extension or a temporary reduction in payment plan (“TRIPP”). Our policies and guidelines limit the number and frequency of payment extensions or TRIPPs. In the case of a payment extension, the consumer would be entitled to no more than four months extended in a 12-month period and no more than eight months extended over the life of the retail installment contract. A TRIPP is a loss mitigation tool offered to a qualifying consumer experiencing a longer-term hardship. Under this program, we will reduce the consumer’s payment for a period up to six months, resulting in an amount that will cover the interest portion of the installment payment due. Only one TRIPP may be granted over the term of the retail installment contract. During the payment extension or TRIPP period, we continue to accrue and collect interest on the retail installment contract in accordance with the terms of the agreements.

We have a retail installment contract modification model that assists the retail installment contract servicing representative in determining consumer qualification for a loss mitigation tool and the probability that the payments received as a result of the concession will exceed the depreciation and cost to service. We have determined that in most cases the loss would likely be lower than if the vehicle had been repossessed without granting a concession. The benefits of granting a loss mitigation tool includes minimizing current losses and delinquencies, minimizing lifetime losses, maximizing cash flow and building goodwill with the consumer by delaying repossession and so that he or she might prioritize us over other creditors on future payments. Our servicing staff are trained to identify when a past due consumer is facing a temporary problem that may be resolved with a concession. In many cases, the tools will be granted in conjunction with our receiving a past due payment from the consumer, thereby indicating a willingness and ability to repay the retail installment contract.

After the modification model scores the consumer’s account, the assessment for granting a specific loss mitigation tool is initially made by our retail installment contract servicing representatives, who base the recommendation on the retail installment contract servicing representative’s discussions with the consumer. In such assessments the retail installment contract servicing representative will consider, among other things, the following factors: (1) the reason the consumer has fallen behind in payments; (2) whether or not the reason for the delinquency is temporary, and if it is, have conditions changed such that the consumer can begin making regular monthly payments again after the loss mitigation tool; (3) the consumer’s payment history, including past loss mitigation tools if applicable; and (4) the consumer’s willingness to communicate and cooperate on resolving the delinquency. If the consumer meets this criteria for a loss mitigation tool, the retail installment contract must be submitted for approval by a supervisor, who will review the same factors stated above prior to processing the loss mitigation tool. After receiving a loss mitigation tool, an account remains subject to our normal policies and procedures for interest accrual, reporting delinquency and recognizing charge-off.

The loans for which a TRIPP has been granted as of September 30, 2018 and December 31, 2017 were not material, either in number of loans or unpaid principal balance.

Securitizations of Retail Installment Contracts

We purchase retail installment contracts with the intention of financing them on a long-term basis through securitizations, and on an interim basis through warehouse credit facilities. All such financings have involved identification of specific retail installment contracts, sale of those retail installment contracts (and associated rights) to one of our special-purpose subsidiaries, and issuance of asset-backed securities to be purchased by institutional investors. These transactions are accounted for under generally accepted accounting principles as secured financings.

When structured to be treated as a secured financing for accounting purposes, the special-purpose subsidiary is consolidated with us. Accordingly, the retail installment contracts sold and the related debt appear as assets and liabilities, respectively, on our consolidated balance sheets. We then periodically (i) recognize interest and fee income on the retail installment contracts, (ii) recognize interest expense on the securities issued in the transaction and (iii) record as expense servicing costs and a provision for credit losses on the retail installment contracts.

Since 2012, we have conducted 19 term securitizations of retail installment contracts that we purchased from dealers under our retail installment contract programs. As of September 30, 2018, 14 of those securitizations are active and all are structured as secured financings. We have generally conducted our securitizations two to four times a year.

In addition, our flow partner has the ability to deposit retail installment contracts acquired from us into our securitization program. Through September 30, 2018, our flow partner has contributed to three of our securitization transactions subsequent to their purchase of retail installment contracts from us.

Competition

The automobile finance industry is highly competitive. We compete on the pricing and terms we offer on retail installment contracts as well as the consumer service and funding stability we provide to our automobile dealers. Pricing for retail installment contracts is very transparent. We, along with our competitors, post our pricing for retail installment contracts and leases on web-based credit application aggregation platforms. When dealers submit applications for consumers acquiring vehicles, they can compare our pricing against our competitors’ pricing. Dealer relationships are important in the automobile finance industry. Automobile finance providers need to tailor product offerings to meet each individual dealer’s needs.

Our primary competitors in the automobile finance space are:

•	national and regional banks;

•	credit unions;

•	independent financial institutions; and

•	the affiliated finance companies of automobile manufacturers.

We believe that we can effectively compete because our centralized, technology-centric, data-driven processes and industry experience enable us to price risk appropriately while delivering an approve or decline decision to the dealer quickly. We have developed strong dealer relationships through our nationwide sales force, decision consistency, funding certainty, speed and long history in the automobile finance space.

Employees

As of September 30, 2018, we had approximately 1,000 employees. We believe that our relations with our employees are good. We are not a party to any collective bargaining agreements.

Properties

Our corporate headquarters are located in Irving, Texas, where we lease approximately 45,000 square feet of office and operations space pursuant to a lease agreement expiring in 2019. We also lease an additional 93,000 square foot facility in Irving, Texas and a 50,000 square foot operations facility in Clearfield, Utah, under leases that expire in 2023 and 2024, respectively. Management believes the terms of the leases are consistent with market standards and were arrived at through arm’s-length negotiation. For additional information regarding our properties refer to Note 11 “Commitments and Contingencies” in the Notes to Condensed Consolidated Financial Statements.

Seasonality and Resulting Fluctuations in Operating Results

Our business experiences seasonality fluctuations in the results of our operations and cash flow needs throughout the year. We generally see higher volume and favorable collection and loss trends late in the first quarter and early in the second quarter due to consumers receiving refunds from tax returns. However, during the second half of the year, our consumers generally have less cash available and we see credit losses increase from the first half of the year.

Legal Proceedings

In the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on our business, results of operations and financial condition.

Regulation and Supervision

Numerous federal laws, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act (“ECOA”), the federal Fair Debt Collection Practices Act and the Federal Trade Commission Act, as well as state consumer protection laws, regulate consumer credit transactions. These laws mandate certain disclosures with respect to finance charges on loans and impose certain other restrictions. In many states, a license is required to engage in the business of purchasing loans from dealers. In addition, laws in a number of states impose limitations on the amount of finance charges that may be charged by dealers on credit sales. The so-called Lemon Laws enacted by various states provide certain rights to purchasers with respect to automobiles that fail to satisfy express warranties. The application of Lemon Laws or violation of such other federal and state laws may give rise to a claim or defense of a customer against a dealer and its assignees, including us and those who purchase loans from us. The dealer agreement contains representations by the dealer that, as of the date of assignment of loans, no such claims or defenses have been asserted or threatened with respect to the loans and that all requirements of such federal and state laws have been complied with in all material respects. Although a dealer would be obligated to repurchase loans that involve a breach of such warranty, there can be no assurance that the dealer will have the financial resources to satisfy its repurchase obligations. Certain of these laws also regulate our servicing activities, including our methods of collection.

The Bureau of Consumer Financial Protection (BCFP)

The Dodd-Frank Act, which was enacted in 2010, and its implementing regulations have affected and are likely to continue to affect our operations in terms of increased oversight of financial services products by the BCFP and the imposition of restrictions on lending practices, including the terms of certain loans. The BCFP, which was created by the Dodd-Frank Act, has broad regulatory and enforcement authority over entities offering consumer financial services or products, including non-bank commercial companies in the business of extending credit and servicing consumer loans, such as us. The BCFP is authorized to write regulations under federal consumer financial protection laws, including those prohibiting unfair, deceptive or abusive acts or practices, and to examine certain financial institutions, including us, for compliance with such laws. The BCFP can enforce violations of consumer protection laws in a number of ways, including by imposing civil money penalties and requiring institutions to provide customer restitution and to improve their compliance management systems.

We are subject to the BCFP’s supervisory and examination authority with respect to compliance with federal consumer financial protection laws as a result of the agency’s authority to supervise non-depository “larger participants” in certain markets for consumer financial services and products, including the automotive financing business. On June 10, 2015, the BCFP issued a final rule, which became effective August 31, 2015, to implement its supervision of certain larger nonbank automotive financing companies, which as defined in the final rule includes us.

The BCFP has focused on the area of automotive financing, particularly with respect to indirect financing arrangements and fair lending compliance. In March 2013, the BCFP issued a bulletin stating that indirect automotive lenders, such as us, may be liable for ECOA fair lending violations based on dealer-specific and portfolio-wide disparities, on a prohibited basis, that result from allowing dealers to mark up the consumer’s interest rate above the indirect automotive lender’s buy rate, which is the minimum interest rate at which the lender is willing to purchase the retail installment contract, allowing the dealers a share of the increased revenue. The BCFP recommended that indirect automotive lenders take steps to ensure compliance with the ECOA, which may include imposing controls on dealer markup, monitoring and addressing the effects of dealer markup policies, and eliminating dealer discretion to mark up buy rates and compensating dealers using a different mechanism. In order to address ECOA compliance concerns raised in the bulletin, we have implemented a program that, among other things, includes monitoring APRs. In May 2018, President Trump signed into law a resolution approved by Congress under the Congressional Review Act that repealed the BCFP’s March 2013 fair lending bulletin regarding indirect automotive finance and prohibits the future enactment of a similar rule without Congressional approval.

The BCFP has also conducted supervisory audits of indirect automotive lenders for ECOA compliance and has taken public and non-public supervisory and enforcement actions where it has found violations. In December 2013, a large indirect lender entered into a settlement with the BCFP and the DOJ resolving allegations of “disparate impact” credit discrimination and agreed to pay damages and a monetary penalty and implement a detailed compliance plan. These actions by the BCFP could negatively impact the business of other lenders and dealers in the vehicle finance market, including increasing regulatory compliance requirements and associated costs.

The BCFP has also indicated a strong interest in debt collection and consumer credit reporting practices. In November 2013, the BCFP issued an advance notice of proposed rulemaking regarding debt collection, seeking input on, among other issues, whether it should issue rules to cover the conduct of creditors collecting in their own names on their own consumer loans and whether it should generally seek to harmonize any rules it develops for third-party collectors and first-party collectors. The BCFP has also increased scrutiny of the sale of certain ancillary products, such as debt protection products that cancel or suspend a borrower’s monthly payment or total indebtedness if certain life events occur. Regulators have questioned such products’ value and the tactics used by dealers to sell these bundled products.

In addition to its supervision and examination authority, the BCFP has enforcement authority. Under its enforcement authority, and irrespective of any direct supervisory authority, the BCFP is authorized to conduct investigations to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws and to initiate enforcement actions for such violations. Investigations may be conducted jointly with other regulators. The BCFP has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), order other forms of remediation, and impose monetary penalties of up to $1.0 million per day. Also, where a company has violated Title X of the Dodd-Frank Act or BCFP regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to enforce violations of state law. If the BCFP or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

The BCFP has actively exercised its enforcement authority against financial institutions and consumer financial services providers, including by the imposition of significant monetary penalties, orders for restitution and orders requiring mandatory changes to compliance policies and procedures, enhanced oversight and control over affiliate and third-party vendor agreements and services, and mandatory review of business practices, policies and procedures by third-party auditors and consultants. If the BCFP were to conclude that our loan origination or servicing activities violate applicable laws or regulations, we could be subject to a formal or informal enforcement action. Formal enforcement actions are generally made public, which carries reputational risk. We have not been notified of any enforcement actions by the BCFP.

Other Agencies

In addition to the BCFP, other state and federal agencies have the ability to regulate aspects of our business. For example, the Dodd-Frank Act provides a mechanism for state attorneys general to investigate us. In addition, the Federal Trade Commission has jurisdiction to investigate aspects of our business. Further, we are subject to inspections, examinations, supervision and regulation by applicable agencies in each state in which we are licensed. Many states have laws and regulations that are similar to the federal consumer protection laws referred to above, but the degree and nature of such laws and regulations vary from state to state.

We expect that regulatory investigations by both state and federal agencies will continue, and there can be no assurance that the results of such investigations will not have a material adverse effect on us.

We believe that we are currently in material compliance with applicable statutes and regulations; however, there can be no assurance that we are correct, nor that we will be able to maintain such compliance. The past or future failure to comply with applicable statutes and regulations could have a material adverse effect on us. Furthermore, the adoption of additional statutes and regulations, changes in the interpretation and enforcement of current statutes and regulations or the expansion of our business into jurisdictions that have adopted more stringent regulatory requirements than those in which we currently conduct business could have a material adverse effect on us. In addition, due to the consumer-oriented nature of our industry and the application of certain laws and regulations, industry participants are regularly named as defendants in litigation involving alleged violations of federal and state laws and regulations and consumer law torts, including fraud. Many of these actions involve alleged violations of consumer protection laws. A significant judgment against us or within the industry in connection with any such litigation could have a material adverse effect on our financial condition, results of operations or liquidity

Regulation AB II

In response to investor requests for greater transparency, on August 27, 2014, the SEC unanimously voted to adopt final rules known as “Regulation AB II,” that, among other things, expanded disclosure requirements and modified the offering and shelf registration process. All offerings of publicly registered ABS and all reports under the Exchange Act for outstanding publicly registered ABS must comply with the new rules and disclosures on or after November 23, 2015, except asset-level disclosures. These rules affect the Company’s public securitization platform. Compliance with these new rules regarding asset-level disclosures is required for all offerings of publicly registered ABS on or after November 23, 2016.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Jason Grubb	52	Chief Executive Officer; Director
Martin Brand	43	Director
Daniel Henson	57	Director
Susan McFarland	57	Director
Lawrence Mock	72	Director
Kelly Wannop	31	Director
Brad Nall	51	Chief Financial Officer
Brad Martin	43	President and Chief Operating Officer
Steven Zemaitis	50	Chief Credit Officer
Stacie Trier	48	Chief Risk Officer and Chief Compliance Officer
Michelle Whatley	47	Chief Human Resources Officer
Michele Rodgers	48	Chief Information Officer
Walter Evans	55	Executive Vice President, General Counsel & Secretary

Jason Grubb has served as our Chief Executive Officer and as a member of our board of directors since February 2016. Mr. Grubb served at Santander Consumer USA Holdings Inc. (“Santander”) as Chief Operating Officer and President from 2015 to 2016. Mr. Grubb also served at Santander as Senior Vice President of Servicing and Chief Operating Officer from 2005 to 2015. Prior to that Mr. Grubb served as Senior Vice President of Servicing at WFS Financial from 2000 to 2005. Previously, Mr. Grubb held positions at Nissan Motor Acceptance Corp and Commercial Financial Services at which he was responsible for servicing.

Martin Brand has served as a member of our board of directors since August 2011. Mr. Brand has held various positions at The Blackstone Group L.P. since 2003 and currently serves as a Senior Managing Director in the Private Equity Group. Mr. Brand leads The Blackstone Group L.P.’s private equity investments in financial institutions, and co-leads private equity investments in technology. In addition, he is a member of the Investment Committee of Blackstone’s Tactical Opportunities funds. Mr. Brand also serves as a director of Kronos, Inc., Ipreo Holdings LLC, Paysafe Group Ltd, Stearns Lending and First Eagle Investment Management. Prior to joining The Blackstone Group L.P., he served as a consultant with McKinsey & Company and a derivatives trader with Goldman, Sachs & Co.

Daniel Henson has served as a member of our board of directors since April 2016. From 1987 to March 2016, Mr. Henson served in various capacities for General Electric Company (“GE”), including Executive Vice President of GE Capital, overseeing commercial lending and leasing businesses in North America, and Chief Marketing Officer for GE. Mr. Henson currently serves as a Director of Healthcare Trust of America, where he chairs the Risk Committee, On Deck Capital, Inc. where he also chairs the Risk Committee, and is Non-Executive Chairman of Alight Solutions.

Susan McFarland has served as a member of our board of directors since May 2013. Ms. McFarland served as Chief Financial Officer of the Federal National Mortgage Association “Fannie Mae” from July 2011 to June 2013. Ms. McFarland served in various positions at Capital One Financial Corporation from September 2002 to June 2011, including as Executive Vice President of Finance and Principal Accounting Officer, Chief Financial Officer of U.S. Card and Chief Financial Officer of Infrastructure Finance. Prior to that Ms. McFarland served in various positions at Bank One, including as an Executive Vice President and Chief Financial Officer of

the Retail Bank, Chief Financial Officer of the National Operations, Chief Financial Officer of MidCities, Vice President of Finance of Bank One Houston. Ms. McFarland spent three years with Deloitte & Touche. Ms. McFarland is a certified public accountant.

Lawrence Mock has served as a member of our board of directors since January 2008. Mr. Mock is Managing Partner of Navigation Capital Partners, an Atlanta-based private equity firm. He is also Chairman of Pensare Acquisition Corporation. Between 1995 and 2006, Mr. Mock was President and Chief Executive Officer of Mellon Ventures. Prior to that Mr. Mock was Chief Operating Officer of Hanger One, Inc. Prior to that, Mr. Mock was a senior manager of Fuqua Industries and an associate with Booz, Allen & Hamilton. Mr. Mock has served as a U.S. delegate to the United Nations and as a White House Fellow. He is a combat-decorated Marine Corps veteran.

Kelly Wannop has served as a member of our board of directors since September 2016. Ms. Wannop is a Senior Associate at The Blackstone Group L.P., in the Private Equity Group and serves as a director of Stearns Lending. Ms. Wannop worked at Blackstone from 2009 to 2011 in the Restructuring & Reorganization Advisory Practice and from 2011 to 2013 in the Private Equity Group; following the completion of an M.B.A., Ms. Wannop rejoined Blackstone Private Equity in 2015.

Brad Nall has served as our Chief Financial Officer since February 2017. Mr. Nall previously served as our Senior Vice President of Finance from July 2012 to February 2017. Prior to joining Exeter Finance, he spent twelve years working in Citi Financial’s automobile finance and personal loan businesses in various senior finance roles.

Brad Martin has served as our Chief Operating Officer since February 2016 and as our President since May 2018. Previously, Mr. Martin worked for Santander as Chief Operating Officer of servicing from 2013 to 2016 and executive vice president of business operations from 2011 to 2013. Prior to Santander, he spent five years at AmeriCredit as a team leader within originations and collections. Prior to entering the consumer finance industry in 2000, Mr. Martin served the United States as a Petty Officer in the United States Navy.

Steven Zemaitis has served as our Chief Credit Officer since October 2014, as our President from April 2016 to May 2018, as our Chief Operating Officer from July 2015 to February 2016 and as our Executive Vice President of Strategy and Planning from February 2014 to July 2015. Mr. Zemaitis served as Chief Credit Officer and Executive Vice President of Pricing and Analytics at Santander Consumer USA Holdings Inc. from 2007 to 2014. Prior to Santander, Mr. Zemaitis was Director of Credit Risk Management for DriveTime Automotive Group Inc. from 2001 to 2007. He also served as Director of Credit Risk Management for Capital One Auto Finance from 1998 to 2000 and served as Vice President of Credit Risk Management for Summit Acceptance Corporation from 1997 to 1998.

Stacie Trier has served as our Chief Compliance Officer since October 2017 and as our Chief Risk Officer since February 2018. Ms. Trier previously worked for Capital One Financial Corporation from 2006 to 2017, serving as Head of Compliance Risk Analysis from 2016 to 2017, Head of Operational Risk Infrastructure for Financial Services from 2013 to 2016, and as Compliance Officer for Capital One Auto Finance from 2006 to 2013. Prior to Capital One, Ms. Trier spent eight years at Hibernia National Bank where she served as Vice President of Indirect Auto Operations and Commercial Leasing.

Michelle Whatley has served as our Chief Human Resources Officer since June 2016. Prior to joining Exeter Finance, Ms. Whatley served as Chief Human Resources Officer for Santander from 2009 to 2016. Prior to that role, she served as Executive Vice President of Human Resources and Director of Human Resources Information Systems from 2005 to 2008. Ms. Whatley also functioned as Payroll Manager for Drive Financial Services from 2003 to 2004.

Michele Rodgers has served as our Chief Information Officer since January 2018. Prior to joining Exeter Finance, Ms. Rodgers was the owner of RMR Consulting LLC from 2016 to 2017. Ms. Rodgers worked for

Santander Consumer USA from 2005 until 2016, serving as Head of Enterprise Transformation from 2015 to 2016, Chief Compliance Officer from 2012 to 2015, Chief Risk Officer from 2013 to 2014, Vice President of Business Transformation from 2008 to 2012 and Controller from 2005 to 2007.

Walter Evans has served as our Executive Vice President, General Counsel and Secretary since April 2008. Before joining Exeter Finance, Mr. Evans served as Senior Vice President, General Counsel and Secretary for ACE Cash Express from August 2003 to January 2007. Mr. Evans has also served as Executive Vice President and General Counsel for Hollywood Casino Corporation, a publicly traded gaming company, from August 2001 to March 2003. Prior to that role, Mr. Evans served as Vice President and Deputy General Counsel and as an Associate General Counsel of Hollywood Casino Corporation. Mr. Evans has been a corporate finance associate for both Akin, Gump, Strauss, Hauer & Feld and Hughes & Luce (n/k/a K&L Gates).

There are no family relationships among any of our directors or executive officers.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our board of directors. Following the completion of this offering, we expect our board of directors to initially consist of              directors, of whom              and              will be independent.

In addition, we intend to enter into a stockholders agreement with affiliates of Blackstone in connection with this offering. This agreement will grant affiliates of Blackstone the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

In particular, the members of our board of directors considered the following important characteristics, among others: (i) Jason Grubb has an extensive experience in automobile finance, (ii) Daniel Henson has extensive business and financial experience having served in numerous roles at GE Capital Holdings, LLC, (iii) Kelly Wannop has significant experience and expertise in finance and business management through her involvement in the investments of Blackstone, (iv) Martin Brand has significant experience leading private equity investments in financial institutions and is a member of the Investment Committee of Blackstone’s Tactical Opportunities Funds, (v) Susan McFarland has served in many roles at Capital One Financial Corporation and Bank One, bringing financial and managerial expertise and (vi) Lawrence Mock has extensive experience in private equity and has served in many leadership positions.

Controlled Company Exception

After the completion of this offering, affiliates of Blackstone, who will be parties to the stockholders’ agreement, will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect that the majority of our directors will be independent or that any committees of the board of directors will be composed entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the NYSE, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Our board of directors has established an audit committee and a compensation committee. In addition, we anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: a corporate governance and nominating committee and an executive committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee will consist of             ,              and            , with             serving as chair. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and NYSE rules require us to have one independent audit committee member upon the listing of our Class A common stock on the NYSE, a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.              qualifies as an independent director under the              governance standards and the independence requirements of Rule 10A-3 of the Exchange Act.

Compensation Committee

Upon completion of this offering, we expect our compensation committee will consist of             ,              and             , with              serving as chair. The compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our Chief Executive Officer’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our Chief Executive Officer’s compensation level based on such evaluation;

•

reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Corporate Governance and Nominating Committee

Upon completion of this offering, we expect our corporate governance and nominating committee will consist of             ,              and             , with              serving as chair. The corporate governance and nominating committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

Decisions regarding the compensation of our executive officers have historically been made by a compensation committee of our board. Mr. Grubb, who is our Chief Executive Officer, generally participates in discussions and deliberations of the board regarding executive compensation. Other than Mr. Grubb, no member of the board was at any time during fiscal years 2017 or 2016, or at any other time, one of our officers or employees.

Upon completion of this offering, the members of our compensation committee will be             ,              and             . None of the members of our compensation committee will have at any time been one of our executive officers or employees.

None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. We are party to certain transactions with affiliates of Blackstone described in “Certain Relationships and Related Party Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This section discusses the compensation awarded to, earned by, or paid to the following five executive officers, who we have determined to be our named executive officers, or NEOs, for 2018. For 2018, our NEOs are our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers other than our Chief Executive Officer and our Chief Financial Officer who were serving as executive officers as of December 31, 2018.

Named Executive Officers for 2018
Jason Grubb	Chief Executive Officer
Brad Nall	Chief Financial Officer
Brad Martin	President—Chief Operating Officer
Steven Zemaitis	Chief Credit Officer
Walter Evans	Executive Vice President, General Counsel and Secretary

Prior to this offering, the compensation committee of the board of managers of Exeter, which we refer to as our “Compensation Committee,” was responsible for reviewing our executive compensation program and determining the compensation of our NEOs. Following this offering, the compensation committee of the board of directors of the Issuer will be responsible for reviewing our executive compensation program and determining the compensation of our NEOs, including setting base salaries, approving corporate goals and objectives relating to the compensation of our NEOs, evaluating their performance in light of those objectives, and determining and approving their compensation, including equity compensation awards, as well as determining compensation policies for our other executive officers. Following this offering, the compensation committee of the board of directors of the Issuer will develop and maintain a compensation framework that is appropriate and competitive for a public company and may establish executive compensation objectives and programs that are different from those currently in place.

Our Executive Compensation Program

For 2018, our executive compensation program was structured to drive performance, with a particular focus on long-term results. We have utilized traditional elements of compensation that reflect our company’s overall success, including base salary, annual cash incentives and equity-based incentives. We believe that our executive compensation program promotes the success of our company and leads to better financial results, which, in turn, results in better returns for our stockholders.

Philosophy and Objectives of Our Executive Compensation Program

The fundamental principles followed by our Compensation Committee in designing and implementing compensation programs for the NEOs are to:

1.	support our core values, strategic mission, and vision;

2.	align, to an appropriate extent, the interests of our executive officers with those of our stockholders;

3.	attract, motivate, and retain highly skilled executive officers with the business experience and acumen necessary for achieving our long-term business objectives; and

4.	link executive officer pay to short and long term company performance.

We aim to provide a total compensation package that is comparable to that of other financial institutions in the geographic area in which our NEOs are located. Our Compensation Committee relies on various sources of compensation information to assess the competitiveness of our executive compensation program, including purchased competitive surveys, with data specific to the consumer finance industry for companies of similar revenue, employee population and location. As part of this process, we measure the competitiveness of our executive compensation program by comparing a market midpoint developed from the relevant market data against actual pay levels for each executive officer position. We also review the mix of our compensation components with respect to fixed versus variable, short-term versus long-term, and cash versus equity-based pay. This information is then presented to our Compensation Committee for its review and use. In 2018, we also engaged a compensation consultant to perform a market analysis of the components of our executive compensation program, as described below.

Process For Determining Executive Compensation

Compensation Committee. Our Compensation Committee reviews our executive compensation program and determines the compensation of our NEOs. Additionally, our Compensation Committee was responsible for approving grants of any partnership profits interest units that relate to Enzo Parent, LLC to our NEOs.

Human Resources Department. Our human resources department has the authority and responsibility to oversee management performance reviews, and to prepare the management bonus pools for presentation to, and approval by, our Compensation Committee.

Management. Our Compensation Committee takes into account input from our Chief Executive Officer and Chief Human Resources Officer in setting compensation for all of our NEOs, and our Chief Executive Officer generally participates in discussions and deliberations regarding our executive compensation program.

Benchmarking and Independent Compensation Consultant. Beginning in 2018, our Compensation Committee engaged a compensation consultant, Pay Governance, to advise us on compensation practices and the competitive landscape for the compensation of our NEOs. Pay Governance reports directly to the Compensation Committee and interacts with management when necessary and appropriate. For 2018, Pay Governance was instructed to advise the Compensation Committee on the principal elements of our executive compensation program and evolving industry practices and provide market information and analysis regarding the competitiveness of our executive compensation program. Following this offering, the Compensation Committee of the board of directors of the Issuer may continue to engage Pay Governance or a different compensation consultant to assist in developing a compensation framework that is appropriate and competitive for a public company, which may lead to the establishment of executive compensation objectives and programs that are different from those in place for 2018 and prior years.

Elements of Compensation

For 2018, the compensation that we paid to our NEOs consisted primarily of base salary and short-term and long-term incentive opportunities, as described more fully below. In addition, our NEOs are eligible for participation in company-wide welfare benefit plans, and we provide our NEOs with certain welfare benefits and perquisites not available to our employees generally.

Base Salary

Base salary represents the fixed portion of each NEO’s compensation and is intended to provide compensation for expected day-to-day performance. During 2018, our NEOs received ordinary course merit-based salary increases as detailed in the table below:

Name	Salary 1/1/2018	Change Date	Increase %	New Salary
Jason Grubb
Brad Nall
Brad Martin
Steven Zemaitis
Walter Evans

Short-Term Incentive Compensation

We provide annual bonus opportunities for our NEOs under the Company’s Corporate Annual Bonus Program, which we refer to as the “CAB Program.” The CAB Program is designed to reward our NEOs for their efforts towards achievement of corporate performance objectives, as well as to reinforce key cultural behaviors that we believe contribute towards the achievement of short-term and long-term success.

CAB Program for 2017

For our NEOs, 85% of their CAB Program payout for 2017 was based on the achievement of corporate performance objectives and 15% of their CAB Program payment for 2017 was based on the achievement of individual performance objectives, in each case, subject to linear interpretation for achievement between identified payout levels.

Corporate Performance (85%)

Target & Payout Matrix
Weight	Metric	0%	100%	200%
70%	Adjusted Net Income(1)	$36.88	$41.88	$51.88
10%	Net Credit Loss Ratio	9.23%	8.73%	8.23%
10%	Expense Ratio	4.98%	4.73%	4.48%
10%	Non-Financial(2)	Not Met	Met	N/A

(1)	Adjusted Net Income is calculated in millions of dollars.
(2)

The Non-Financial metric is determined by our Compensation Committee and is comprised of three non-financial performance objectives, including: (i) objectives related to our systems and reporting; (ii) objectives related to our governance and control; and (iii) objectives designed to foster a high-performance culture. These non-financial objectives are intended to encourage the commitment of our NEOs to the long-term success of the Company.

2017 Actual Results & Weighted Payouts
Weight	Metric	Results	Payout	Weighted
70%	Adjusted Net Income(1)	$46.1	141.7%	99.2%
10%	Net Credit Loss Ratio(2)	9.4%	0.0%	0.0%
10%	Expense Ratio(3)	4.5%	173.1%	17.3%
10%	Non-Financial	Met	100.0%	10.0%
Corporate Payout				126.5%

(1)

Adjusted Net Income of $46.1 million is equal to our GAAP Net Income of $45.3 million, less the net earnings impact of the December 2017 loan receivables sale, plus the stock-based compensation expense related to the management profits interest units plan, and other miscellaneous adjustments.

(2)

Net Credit Loss Ratio is calculated as our realized net credit losses as a percentage of average gross receivables. In 2017, the Net Credit Loss Ratio metric was not achieved due to higher actual than forecast net credit losses primarily driven by the 2017 delay in federal income tax refunds to many of our non-prime consumer borrowers. On December 18, 2015, the United States Congress passed the Protecting Americans from Tax Hikes (PATH) Act of 2015. The section of the PATH Act that focuses on refunds became effective in 2017. Under this statute, the United States Internal Revenue Service must wait until February 15, 2017, to begin to issue refunds to taxpayers who claimed the earned-income tax credit (EITC) or the additional child tax credit (ACTC). We believe the impact of delayed tax refunds on our borrowers increased our realized net credit losses for 2017 and the related Net Credit Loss Ratio.

(3)

Expense Ratio is equal to our total expense as reported on our 2017 Consolidated Statements of Operations, less stock-based compensation expense related to the profits interest units plan, calculated as a percentage of our average managed gross receivables.

Individual Performance (15%)

2017 Individual Performance Assessments
NEO	Payout Modifier
Jason Grubb	150.0%
Brad Nall	112.5%
Brad Martin	137.5%
Steven Zemaitis	100.0%
Walter Evans	100.0%

Bonus Calculation for 2017

Target & Payout Matrix
				Corporate Portion (85%)			Individual Portion (15%)
NEO	Ending Salary $	Incentive Target of Salary %	Incentive Target $	Target $	Modifier	Payout	Target $	Modifier	Payout	Total Payout(2)
Jason Grubb	$570,625	100%	$570,625	$485,031	126.5%	$613,568	$85,594	150.0%	$128,391	$741,959
Brad Nall	405,000	100%	376,736	320,226	126.5%	405,088	56,510	112.5%	63,574	468,663
Brad Martin	440,938	100%	440,938	374,797	126.5%	474,121	66,141	137.5%	90,943	565,064
Steve Zemaitis	447,552	100%	447,552	380,419	126.5%	481,233	67,133	100.0%	67,133	548,366
Walter Evans	332,000	75%	249,000	211,650	126.5%	267,739	37,350	100.0%	37,350	305,089

(1)	Brad Nall’s incentive target is less than 100% of his ending salary due to his promotion effective as of February 6, 2017.
(2)	Our Compensation Committee had discretion to modify payouts but chose to approve the formulaic calculations.

CAB Program for 2018

For our NEOs, 85% of their CAB Program payout for 2018 will be based on the achievement of corporate performance objectives and payout modifiers and 15% of their CAB Program payment for 2018 will be based on the achievement of individual performance objectives, in each case, subject to linear interpretation for achievement between identified payout levels.

Corporate Performance (85%)

Target & Payout Matrix
Weight	Metric	0%	75%	100%	125%
85%	Adjusted Net Income(1)
15%	Non-Financial(2)

Target & Payout Matrix
Weight	Modifying Metric	-10%	-3%	0%	0%	3%	10%
Modifier	Net Credit Losses(1)
Modifier	Expenses(1)

(1)	Adjusted Net Income, Net Credits Losses and Expenses are calculated in millions of dollars.
(2)

The Non-Financial metric is determined by our Compensation Committee and is comprised of three nonfinancial performance objectives, including: (i) IPO readiness; (ii) Casper; and (iii) Interceptor. These nonfinancial objectives are intended to encourage the commitment of our NEOs to the long-term success of the Company.

Individual Performance (15%)

2018 Individual Performance Assessments
NEO	Range of Payout Modifier
Jason Grubb
Brad Nall
Brad Martin
Steven Zemaitis
Walter Evans

Bonus Calculation for 2018

Our Compensation Committee has not determined the total amount of the CAB Program payout to our NEOs for 2018 as of the date of this prospectus. We intend to disclose the total amount of the CAB Program payout to our NEOs for 2018 as required in our filings with the SEC in 2019. On December 21, 2018, each of our NEOs received an advanced payment of a portion of their CAB Program payout for 2018 in order to facilitate the repayment of outstanding market-rate loans previously made to them by the Company. The remainder of the CAB Program payout for 2018 will be paid to each of our NEOs when the final amount of such payout is determined by our Compensation Committee, which is expected to occur on or before March 15, 2019.

Additional Bonuses

In certain cases, we award discretionary bonuses to our NEOs to motivate and reward outstanding performance. These awards permit us to apply discretion in determining awards rather than considering specific performance goals that may inadvertently reward inappropriate risk taking. No discretionary bonuses were awarded to our NEOs in 2018. In 2017, in recognition of their efforts on behalf of the Company, we awarded additional compensation to Messrs. Zemaitis and Evans in connection with the repurchase of their common units in Enzo Parent, LLC. The additional compensation was equal to the excess of the amount they originally paid for the repurchased units over the amount paid to them to repurchase such units. The additional compensation was grossed up for the taxes incurred by the individuals with respect to such additional compensation.

Management Profits Interest Unit Plan

We adopted the Management Profits Interest Unit Plan, pursuant to which we grant profits interest units that relate to Enzo Parent, LLC to our key employees, including our NEOs, with the intention of aligning their long-term interests with those of our stockholders.

In 2016, we granted profits interest units in Enzo Parent, LLC to certain of our key employees, including each of our NEOs. Following Mr. Nall’s promotion to Chief Financial Officer in February of 2017, we made an additional grant to him of 1,014 profits interest units in Enzo Parent, LLC such that the aggregate number of profit interest units held by him following such grant was equal to the aggregate number of profits interest units held by our previous Chief Financial Officer. We did not make any additional grants of profits interest units in Enzo Parent, LLC to our NEOs in 2018.

These profits interest units entitle the holder to receive distributions from Enzo Parent, LLC once the aggregate distributions made by Enzo Parent, LLC are at least equal to the applicable distribution threshold, as established at the time of grant of the profits interest units, with respect to such profits interest units plus any further capital contributions made to Enzo Parent, LLC after the applicable grant date of the profits interest units. In connection with the Company’s April 2017 LLC conversion, each of our key employees, including our NEOs, who received profits interest units directly in Enzo Parent, LLC contributed those profits interest units to a holding company referred to as Enzo PIU Holding, LP in exchange for profits interest units in Enzo PIU Holdings, LP on a one for one basis. If and when Enzo PIU Holdings, LP receives a distribution from Enzo

Parent, LLC with respect to the profits interest units of Enzo Parent, LLC held by Enzo PIU Holdings, LP, our key employees, including our NEOs, who hold profits interest units in Enzo PIU Holdings, LP will receive a distribution from Enzo PIU Holdings, LP in the same amount, less the amount of certain costs and expenses incurred by Enzo PIU Holdings, LP.

Profits interest units of Enzo PIU Holdings, LP generally vest ratably in equal installments on each of the first four anniversaries of the vesting commencement date, which is generally the grant date, subject to the holder’s continued employment on each vesting date, provided that vesting will accelerate in the event of a change in control of Enzo Parent, LLC.

We will not grant additional profits interest units under the Management Profits Interest Unit Plan following this offering. Prior to the completion of this offering, all vested and unvested profits interest units of Enzo Parent LLC will be recapitalized into vested and unvested LLC Units. The number of LLC Units received in the recapitalization by our key employees, including our NEOs, in respect of each profits interest unit previously granted to them under the Management Profits Interest Unit Plan will be determined based on the distributions they would have received if the Company had been sold at a value derived from the initial public offering price per share. LLC Units received in the recapitalization by our key employees, including our NEOs, will continue to be held through Enzo PIU Holding, LP. The vesting terms of the LLC Units received in the recapitalization by our key employees, including our NEOs, will be the same as the vesting terms applicable to the unvested profits interest units previously granted to them under the Management Profits Interest Unit Plan immediately prior to the recapitalization, including the remaining time-based vesting schedule and accelerated vesting upon a change in control of the Company. LLC Units received in respect of vested profits interest units previously granted under the Management Profits Interest Unit Plan will continue to be vested following the recapitalization.

Retirement Benefits

Each of our NEOs is eligible to participate in our qualified defined contribution retirement plan (i.e., our 401(k) Plan) under the same terms as other eligible employees of the Company. We provide these benefits in order to foster the development of our employees’, including our NEOs’, long-term careers with the Company. We do not provide defined benefit pension benefits or nonqualified or excess retirement benefits to any of our NEOs.

Other Benefits and Perquisites

In addition to the benefits that all of our employees are eligible to receive, including employer-matching contributions under our 401(K) Plan, our NEOs are eligible for certain other perquisites. For 2018, these additional benefits and perquisites included a monthly phone allowance.

Tax Considerations

We intend to seek to maximize deductibility for tax purposes of all elements of compensation of our NEOs, including under Section 162(m) of the Code. Pursuant to the transition relief provisions under Section 162(m) of the Code, we expect that certain compensation arrangements that were entered into by a corporation before it was publicly held will not be subject to the deductibility limits under Section 162(m) of the Code for a period of approximately three years following the consummation of a public offering. Prior to such time as our executive compensation programs become subject to Section 162(m), we intend to review our compensation plans in light of applicable tax provisions and revise them as necessary to maximize deductibility. However, following this offering, the Compensation Committee of the board of directors of the Issuer may take into consideration a multitude of factors in making executive compensation decisions and may, in certain circumstances, approve compensation arrangements that do not qualify for maximum deductibility.

Severance and Non-Compete Agreements

We have entered into Severance and Non-Compete Agreements (each, a “Severance Agreement”) with each of our NEOs. Each Severance Agreement has an initial term of two years, which is automatically renewed on the expiration date for additional one year periods unless either party provides 90 days prior written notice to terminate. Each Severance Agreement provides severance benefits for a period of 18 months following a termination (x) other than for cause, death or disability or (y) due to a Constructive Termination (as described below). The severance benefits generally provide for (i) payment in installments over the 18 month severance period of an amount equal to 150% of the base salary and bonus paid during the one-year period immediately preceding the date of termination and (ii) continuation of COBRA coverage until the 18 month severance period expires or the employee becomes eligible for other coverage (whichever occurs first), subject to the NEO’s execution of a general release of claims.

Under the Severance Agreements, Constructive Termination is generally defined as (i) a decrease in the NEO’s then-existing base salary, which decrease is not restored within ten (10) business days after notice to the Company; (ii) a material reduction in any then-existing employee compensation, bonus or benefit plans, other than (A) as a result of any amendment or termination of any such compensation or benefit plan, which amendment or termination is applicable to all employees of the Company, or (B) if consented to in writing by the NEO or restored within ten (10) business days after notice to the Company; (iii) material breach by the Company in the performance of any compensation, bonus or benefit obligation owing or accruing to the NEO which breach is not cured within ten (10) business days after notice; or (iv) requiring the NEO to be based at any office or location farther than 40 miles from Irving, Texas, unless consented to in writing by the NEO.

Additionally, the Severance Agreements each contain restrictive covenant provisions providing for an 18 month non-compete, an 18 month non-solicit of customers and employees, and a perpetual confidentiality obligation.

Retention Bonus Agreement

On February 7, 2018, we executed a retention bonus agreement with Brad Nall. The agreement provides for a lump sum cash payment of $500,000 on the earlier to occur of January 31, 2022 or the date of a change in control event of Enzo Parent, LLC, whichever occurs first, provided that he remains employed with the Company through such date. In the event of his termination of employment by the Company for any reason other than for cause prior to such payment event, he will be entitled to receive a lesser retention bonus in accordance with the following schedule: $125,000 if he is terminated on or after January 31, 2019 and before January 31, 2020; $250,000 if he is terminated on or after January 31, 2020 and before January 31, 2021; and $375,000 if he is terminated on or after January 31, 2021 and before January 31, 2022. However, he will be ineligible for a retention bonus if he is terminated prior to January 31, 2019 or if he voluntarily resigns or is terminated for cause at any time.

Compensation Following this Offering

We anticipate that, following the completion of this offering, our NEOs will continue to be subject to their Severance Agreements, which are described above. We also anticipate that our current NEOs will hold substantially similar positions following the completion of this offering. While we are still in the process of determining specific details of the executive compensation program that will take effect following this offering, it is generally anticipated that our compensation program following this offering will be based on the same principles and designed to achieve the same objectives as our current executive compensation program.

Exeter Finance Corporation 2019 Omnibus Incentive Plan

Introduction

Prior to the completion of this offering, we will adopt the Exeter Finance Corporation 2019 Omnibus Incentive Plan. The purposes of the Omnibus Incentive Plan will be to provide additional incentives to selected employees, directors, independent contractors and consultants of the Company or its affiliates, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability. To accomplish these purposes, the Omnibus Incentive Plan may provide for the issuance of options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, stock bonuses, other stock-based awards and cash awards.

While we intend to issue stock-based awards in the future to employees as a recruiting and retention tool, we have not established specific parameters regarding future grants to our employees. Our Compensation Committee will determine the specific criteria surrounding other equity issuances under the Omnibus Incentive Plan. The following description summarizes the expected terms of the Omnibus Incentive Plan.

Summary of Expected Plan Terms

An aggregate of              shares of Class A common stock will be reserved and available for issuance under the Omnibus Incentive Plan.

Shares of our Class A common stock subject to an award under the Omnibus Incentive Plan that remain unissued upon the cancellation, termination or expiration of the award will again become available for grant under the Omnibus Incentive Plan. However, shares of our Class A common stock that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under the Omnibus Incentive Plan, as well as any shares of our Class A common stock exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any award, will not be available for subsequent awards under the Omnibus Incentive Plan. To the extent an award is paid or settled in cash, the number of shares of our Class A common stock previously subject to the award will again be available for grants pursuant to the Omnibus Incentive Plan. To the extent that an award can only be settled in cash, such award will not be counted against the total number of shares of our Class A common stock available for grant under the Omnibus Incentive Plan.

The Omnibus Incentive Plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors, including a committee that complies with the applicable requirements of Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board of directors or the committee referred to above being sometimes referred to as the plan administrator). The plan administrator may interpret the Omnibus Incentive Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Omnibus Incentive Plan.

The Omnibus Incentive Plan permits the plan administrator to select the officers, employees, non-employee directors, independent contractors and consultants who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price or other purchase price of an award, the number of shares of our Class A common stock or cash or other property subject to an award, the term of an award and the vesting schedule applicable to an award, and to amend the terms and conditions of outstanding awards.

Restricted stock units, which we refer to as “RSUs,” and restricted stock may be granted under the Omnibus Incentive Plan. The plan administrator will determine the purchase price, vesting schedule and performance objectives, if any, applicable to the grant of RSUs and restricted stock. If the restrictions, performance objectives or other conditions determined by the plan administrator are not satisfied, the RSUs and restricted stock will be forfeited. Subject to the provisions of the Omnibus Incentive Plan and the applicable individual award agreement, the plan administrator may provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances as set forth in the applicable individual award agreement, including the attainment of certain performance goals, a participant’s termination of employment or service, or a participant’s death or disability. The rights of RSU and restricted stock holders upon a termination of employment or service will be set forth in individual award agreements.

Unless the applicable award agreement provides otherwise, participants with restricted stock will generally have all of the rights of a stockholder during the restricted period, including the right to vote and receive dividends declared with respect to such restricted stock, provided that any dividends declared during the restricted period with respect to such restricted stock will generally only become payable if the underlying restricted stock vests. During the restricted period, participants with RSUs will generally not have any rights of a stockholder, but, if the applicable individual award agreement so provides, may be credited with dividend equivalent rights that will be paid at the time that shares of our Class A common stock in respect of the related RSUs are delivered to the participant.

We may issue stock options under the Omnibus Incentive Plan. Options granted under the Omnibus Incentive Plan may be in the form of non-qualified options or “incentive stock options” within the meaning of Section 422 of the Code, as set forth in the applicable individual option award agreement. The exercise price of all options granted under the Omnibus Incentive Plan will be determined by the plan administrator, but in no event may the exercise price be less than 100% of the fair market value of the related shares of our Class A common stock on the date of grant. The maximum term of all stock options granted under the Omnibus Incentive Plan will be determined by the plan administrator, but may not exceed ten years. Each stock option will vest and become exercisable (including in the event of the optionee’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual option agreement.

SARs may be granted under the Omnibus Incentive Plan either alone or in conjunction with all or part of any option granted under the Omnibus Incentive Plan. A free-standing SAR granted under the Omnibus Incentive Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our Class A common stock over the base price of the free-standing SAR. A SAR granted in conjunction with all or part of an option under the Omnibus Incentive Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of our Class A common stock over the exercise price of the related option. Each SAR will be granted with a base price that is not less than 100% of the fair market value of the related shares of our Class A common stock on the date of grant. The maximum term of all SARs granted under the Omnibus Incentive Plan will be determined by the plan administrator, but may not exceed ten years. The plan administrator may determine to settle the exercise of a SAR in shares of our Class A common stock, cash, or any combination thereof.

Each free-standing SAR will vest and become exercisable (including in the event of the SAR holder’s termination of employment or service) at such time and subject to such terms and conditions as determined by the plan administrator in the applicable individual free-standing SAR agreement. SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to all of the terms and conditions applicable to the related option.

Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares of our Class A common stock (including dividend equivalents) may be granted under the Omnibus Incentive Plan. Any dividend or dividend equivalent awarded under the Omnibus Incentive Plan will be subject to the same restrictions, conditions and risks of forfeiture as the underlying awards and will only become payable if the underlying awards vest. The plan administrator will determine the terms and conditions of such other stock-based awards, including the number of shares of our Class A common stock to be granted pursuant to such other stock-based awards, the manner in which such other stock-based awards will be settled (e.g., in shares of our Class A common stock or cash or other property), and the conditions to the vesting and payment of such other stock-based awards (including the achievement of performance objectives).

Bonuses payable in fully vested shares of our Class A common stock and awards that are payable solely in cash may also be granted under the Omnibus Incentive Plan.

The plan administrator may grant equity-based awards and incentives under the Omnibus Incentive Plan that are subject to the achievement of performance objectives selected by the plan administrator in its sole discretion, including, without limitation, one or more of the following business criteria: (i) earnings, including one or more of operating income, net operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after-tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) stock price or total stockholder return; (xv) cost targets, reductions and savings, productivity and efficiencies; (xvi) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, and information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (xvii) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xviii) any combination of, or a specified increase in, any of the foregoing.

The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to us or any of our affiliates, or one of our divisions or strategic business units or a division or strategic business unit of any of our affiliates, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the plan administrator. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. The plan administrator will have the authority to make equitable adjustments to the business criteria, as may be determined by the plan administrator in its sole discretion.

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase, reorganization, corporate transaction or event, special or extraordinary dividend or other extraordinary distribution (whether in the form of shares of our Class A common stock, cash or other property), stock split, reverse stock split, subdivision or consolidation, combination, exchange of shares, or other change in corporate structure affecting the shares of our Class A common stock, an equitable substitution or proportionate adjustment shall be made, at the sole discretion of the plan administrator, in (i) the aggregate number of shares of our Class A common stock reserved for issuance under the Omnibus Incentive Plan, (ii) the kind and number of securities subject to, and the exercise price or base price of, any outstanding options and SARs granted under the Omnibus Incentive Plan, (iii) the kind, number and purchase price of shares of our Class A common stock, or the amount of cash or amount or type of property, subject to outstanding restricted stock, RSUs, stock bonuses and other stock-based awards granted under the Omnibus Incentive Plan or (iv) the performance goals and periods applicable to award granted under the Omnibus Incentive Plan. Equitable substitutions or adjustments other than those listed above may also be made as determined by the plan administrator. In addition, the plan administrator may terminate all outstanding awards for the payment of cash or in-kind consideration having an aggregate fair market value equal to the excess of the fair market value of the shares of our Class A common stock, cash or other property covered by such awards over the aggregate exercise price or base price, if any, of such awards, but if the exercise price or base price of any outstanding award is equal to or greater than the fair market value of the shares of our Class A common stock, cash or other property covered by such award, the board of directors may cancel the award without the payment of any consideration to the participant.

Unless otherwise determined by the plan administrator and evidenced in an award agreement, in the event that (i) a “change in control” (as defined in the Omnibus Incentive Plan) occurs and (ii) a participant’s employment or service is terminated without cause within 12 months following the change in control, then (a) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and (b) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the Omnibus Incentive Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. The completion of this offering will not be a change of control under the Omnibus Incentive Plan.

Each participant will be required to make arrangements satisfactory to the plan administrator regarding payment of an amount up to the maximum statutory rates in the participant’s applicable jurisdictions with respect to any award granted under the Omnibus Incentive Plan, as determined by us. We have the right, to the extent permitted by law, to deduct any such taxes from any payment of any kind otherwise due to the participant. With the approval of the plan administrator, the participant may satisfy the foregoing requirement by either electing to have us withhold from delivery of shares of our Class A common stock, cash or other property, as applicable, or by delivering already owned unrestricted shares of our Class A common stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. We may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy our withholding obligation with respect to any award.

The Omnibus Incentive Plan provides our board of directors with the authority to amend, alter or terminate the Omnibus Incentive Plan, but no such action may impair the rights of any participant with respect to outstanding awards without the participant’s consent. The plan administrator may amend an award, prospectively or retroactively, but no such amendment may impair the rights of any participant without the participant’s consent. Stockholder approval of any such action will be obtained if required to comply with applicable law.

The Omnibus Incentive Plan will terminate on the tenth anniversary of the effective date of the Omnibus Incentive Plan (although awards granted before that time will remain outstanding in accordance with their terms).

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our Class A common stock issuable under the Omnibus Incentive Plan.

Compensation Information For Our NEOs

The following tables set forth compensation information for our NEOs for the years indicated below.

Summary Compensation Table For 2018

Name and Principal Position	Year	Salary (1) ($)	Bonus (2) ($)	Stock Awards (3) ($)	Non-Equity Incentive Plan Compensation (4) ($)	All Other Compensation (6) ($)	Total ($)
Jason Grubb,	2018				(5)
Chief Executive Officer	2017	566,658	—	—	741,959	840	1,309,457
Brad Nall,	2018				(5)
Chief Financial Officer	2017	386,538	—	1,918,488	468,663	5,413	2,779,102
Brad Martin,	2018				(5)
President—Chief Operating Officer	2017	437,873	—	—	565,064	3,542	1,006,479
Steve Zemaitis,	2018				(5)
Chief Credit Officer	2017	444,441	6,836	—	548,366	7,060	1,006,703
Walter Evans,	2018				(5)
EVP, General Counsel & Secretary	2017	329,692	22,784	—	305,089	11,923	669,488

(1)	Amounts shown reflect base salary earned during the year.
(2)

Represents amounts paid to Messrs. Zemaitis and Evans in 2017 as additional compensation equal to the excess of the amount they originally paid for common units in Enzo Parent, LLC over the amount paid to them to repurchase such units. This additional compensation was grossed up for the taxes incurred by the individuals with respect to such additional compensation. The amount of the gross-up is reported in the “All Other Compensation” column for 2017.

(3)

Represents the grant date fair value, calculated in accordance with FASB ASC Topic 718, of partnership profits interest units granted to Mr. Nall in 2017 under the Management Profits Interest Unit Plan that relate to the performance of Enzo Parent, LLC.

(4)

The total amounts of the annual cash bonuses payable under the CAB Program for 2018 (other than the accelerated portion paid on December 21, 2018, as described below) are not calculable as of the date of this prospectus. Our Compensation Committee is expected to determine the total amounts such annual cash bonuses on or before March 15, 2019, and we will file a Current Report on Form 8-K with this information when those on or before March 15, 2019, and we will file a Current Report on Form 8-K with this information when those amounts are determined.

(5)

On December 21, 2018, each of our NEOs received accelerated payment of a portion of their anticipated annual cash bonuses under the CAB Program for 2018 in order to facilitate the repayment of certain outstanding market-rate loans previously made to them by the Company. The remainder of the annual cash bonuses under the CAB Program for 2018 will be paid to our NEOs when the final amounts of such annual cash bonuses are determined by our Compensation Committee, which is expected to occur on or before March 15, 2019.

(6)	Amounts for 2018 reflect the following annual amounts paid on behalf of the NEOs:

	Phone Allowance ($)	401(k) Matching Contributions ($)	Total ($)
Jason Grubb
Brad Nall
Brad Martin
Steve Zemaitis
Walter Evans

Grants of Plan-Based Awards for 2018

The following table contains information concerning grants of plan-based awards to each of our NEOs for 2018.

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
Name	Grant Date	Threshold ($) (1)	Target ($) (1)	Maximum ($) (1)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
Jason Grubb

Brad Nall
Brad Martin

Steve Zemaitis

Walter Evans

(1)

The amounts set forth in these columns reflect the threshold, target and maximum bonus opportunities for each of our NEOs pursuant to the CAB Program for 2018. The maximum bonus opportunity will be achieved if the corporate performance objectives and payout modifiers (85% weighting) are achieved at 130% and the individual performance metrics (15% weighting) are achieved at 150%.

Outstanding Equity Awards At Fiscal Year-End for 2018

The following table summarizes the equity-based awards held by our NEOs that were unvested and outstanding as of December 31, 2018.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (1) (#)		Market Value of Shares or Units of Stock That Have Not Vested (2) ($)
Jason Grubb		(3)
Brad Nall		(4)
Brad Martin		(5)
Steve Zemaitis		(6)
Walter Evans		(7)

(1)

Represents partnership profits interest units granted under the Management Profits Interest Unit Plan that relate to Enzo Parent, LLC that generally vest ratably in equal installments on each of the first four anniversaries of the vesting commencement date, which is generally the grant date, subject to the holder’s continued employment on each vesting date.

(2)

The fair market value of a partnership profits interest unit as of December 31, 2018, is based on the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(3)

Represents partnership profits interest units that were unvested as of December 31, 2018. The vesting schedule for these partnership profits interest units is as follows:                  are scheduled to vest on February 22, 2019, and                  are scheduled to vest on February 22, 2020.

(4)

Represents partnership profits interest units that were unvested as of December 31, 2018. The vesting schedule for these partnership profits interest units is as follows:                  are scheduled to vest on February 1, 2019,                  are scheduled to vest on February 22, 2019,                  are scheduled to vest on February 1, 2020,                  are scheduled to vest on February 22, 2020, and                  are scheduled to vest on February 1, 2021.

(5)

Represents partnership profits interest units that were unvested as of December 31, 2018. The vesting schedule for these partnership profits interest units is as follows:                  are scheduled to vest on February 22, 2019, and                  are scheduled to vest on February 22, 2020.

(6)

Represents partnership profits interest units that were unvested as of December 31, 2018. The vesting schedule for these partnership profits interest units is as follows:                  are scheduled to vest on February 22, 2019, and                  are scheduled to vest on February 22, 2020.

(7)

Represents partnership profits interest units that were unvested as of December 31, 2018. The vesting schedule for these partnership profits interest units is as follows:                  are scheduled to vest on February 22, 2019, and                  are scheduled to vest on February 22, 2020.

Option Exercises And Stock Vested For 2018

We had no stock options that were outstanding or that were exercised during 2018. The table below shows the number and fair value of partnership profits interest units that vested in 2018.

Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jason Grubb
Brad Nall
Brad Martin
Steve Zemaitis
Walter Evans

Pension Benefits For 2018

We do not maintain any defined benefit pension plans for our NEOs.

Nonqualified Deferred Compensation for 2018

We do not maintain any nonqualified deferred compensation plans for our NEOs.

Potential Payments Upon Termination or Change in Control

The following table shows the payments and benefits that our NEOs would have been eligible to receive from us if their employment had been terminated or if a change in control of the Company had occurred as of December 31, 2018. All amounts are estimates only, and the actual amounts will vary depending on the facts and circumstances applicable at the time of the triggering event.

Name	Termination other than for cause, death or disability or due to Constructive Termination (1) ($)	Change in Control (2) ($)
Jason Grubb
Brad Nall
Brad Martin
Steve Zemaitis
Walter Evans

(1)

Represents amounts paid under the Severance Agreements in an event of a termination of employment (x) by the Company other than for cause, death or disability or (y) due to a Constructive Termination. The severance benefits generally provide for (i) payment in installments over the 18 month severance period of an amount equal to 150% of the base salary and bonus paid in the year immediately preceding the date of termination and (ii) continuation of COBRA coverage until the 18 month severance period expires or the employee becomes eligible for other coverage (whichever occurs first), subject to the NEO’s execution of a general release of claims.

(2)

Represents the value of partnership profits interest units that will vest upon a change in control of Enzo Parent, LLC, and for Mr. Nall, includes a lump sum cash payment of $500,000 payable under the terms of his retention bonus agreement upon a change in control of Enzo Parent, LLC. The fair market value of a partnership profits interest unit as of December 31, 2018, is based on the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus.

Our Director Compensation Program

We pay compensation to our independent directors for their service as members of the boards of managers of Enzo Parent, LLC and Exeter Finance LLC and its committees, which we refer to collectively as our “Board.” For 2018, we provided each of our independent directors with an annual cash retainer fee, as described below. We did not grant any profit interests units of Enzo PIU Holdings, LP to any of our independent directors in 2018. Our affiliated directors do not receive compensation from us for their service on our Board, or its committees, provided that all members of our Board will be reimbursed for reasonable costs and expenses incurred in attending our Board meetings.

Director Agreements

We have entered into director agreements with each of our independent directors, which we refer to as the “Director Agreements.” The Director Agreements outline the independent director’s responsibilities and duties with respect to their service as a member of our Board. Each Director Agreement provides an annual cash retainer fee in the amount of $150,000 for Susan McFarland and $200,000 for Dan Henson.

The Director Agreement for Ms. McFarland also contain call and put options with respect to the director’s common units of Enzo Parent, LLC in the event of certain termination of employment prior to an IPO. In the event an independent director is terminated for any reason before an IPO, the Company may exercise its call option to purchase the independent director’s common units at a price equal to their fair market value. Additionally, if an independent director is terminated due to death or disability, the independent director (or his or her estate) will have the right to exercise a put option with respect to his or her common units. Upon receipt of the put option, the Company is required to purchase all common units then-held by the independent director at their fair market value.

The Director Agreements also contain restrictive covenant provisions providing for an 18 month (for Mr. Henson, 12 month) non-compete and non-solicit of customers and employees and a perpetual confidentiality obligation.

Director Compensation Table for 2018

The total 2018 compensation of our independent directors is shown in the following table. We do not separately compensate our affiliated directors for their service on our Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	All Other Compensation ($)	Total ($)
Dan Henson
Susan McFarland
AJ Wagner

(1)

As of December 31, 2018, Dan Henson held                  unvested partnership profits interest units of Enzo PIU Holdings, LP which vest ratably in equal installments on each of the first four anniversaries of the vesting commencement date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT AND SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of September 30, 2018, for:

•	each person known by us to own beneficially more than 5% of any class of our outstanding shares of common stock;

•	each of the directors and named executive officers individually;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and the selling stockholders, see “Certain Relationships and Related Party Transactions.”

The number of shares of Class A common stock and Class B common stock (together with the corresponding LLC Units) outstanding and the percentage of beneficial ownership before this offering are based on the number of shares of Class A Common Stock and shares of Class B Common Stock (together with the corresponding LLC Units) outstanding giving effect to the Reorganization Transactions prior to the offering. The number of shares of Class A Common Stock and shares of Class B Common Stock (together with the corresponding LLC Units) outstanding and the percentage of beneficial ownership after this offering are based on the number of shares of Class A Common Stock issued in this offering and the number of shares of Class B Common Stock (together with the corresponding LLC Units) issued and outstanding immediately after this offering and after giving effect to the offering and Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus), and use of proceeds. See “Organizational Structure” and “Use of Proceeds.” Holders of shares of Class B Common Stock (together with the corresponding LLC Units) will be entitled to exchange shares of Class B Common Stock (together with the corresponding LLC Units) for shares of Class A Common Stock, at the election of Exeter Finance LLC, for cash.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Accordingly, if an individual or entity is a member of a “group” which has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, such individual or entity is deemed to be the beneficial owner of such securities held by all members of the group. Further, if an individual or entity has or shares the power to vote or dispose of such securities held by another entity, beneficial ownership of such securities held by such entity may be attributed to such other individuals or entities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Exeter Finance Corporation, 222 W. Las Colinas Blvd., Suite 1800, Irving, Texas 75039.

	Class A Common Stock Beneficially Owned (on a wholly exchanged basis)						Class B Common Stock Beneficially Owned (1)
	After Giving Effect to the Reorganization Transactions but Prior to the Offering		After Giving Effect to the Offering and Reorganization Transactions and Use of Proceeds Assuming Underwriters’ Option is Not Exercised		After Giving Effect to the Offering and Reorganization Transactions and Use of Proceeds Assuming Underwriters’ Option is Exercised in Full		After Giving Effect to the Reorganization Transactions but Prior to the Offering	After Giving Effect to the Offering and Reorganization Transactions and Use of Proceeds Assuming Underwriters’ Option is Not Exercised	After Giving Effect to the Offering and Reorganization Transactions and Use of Proceeds Assuming Underwriters’ Option is Exercised in Full
Name and address of Beneficial Owner	Number	%	Number	%	Number	%	Number	%	Number
Blackstone Funds (2)
Navigation Capital Partners II LP
Jason Grubb
Martin Brand
Daniel Henson
Susan McFarland
Lawrence Mock
Kelly Wannop
James Nall
Brad Martin
Steven Zemaitis
Walter Evans
Executive Officers and Directors as a Group (13)

*	Represents beneficial ownership of less than 1%
(1)

Subject to the terms of the New LLC Agreement, holders of LLC Units will be entitled to exchange LLC Units, together with an equal number of shares of Class B Common Stock, for shares of Class A Common Stock or, at the election of Exeter Finance LLC, for cash. See “Certain Relationships and Related Party Transactions.”

(2)

Reflects              shares of Class A Common Stock directly held by                  and              shares of Class A Common Stock and              shares of Class B Common Stock held directly by BCP Enzo Holdings LLC (together with                 , the “Blackstone Funds”). The managing member of BCP Enzo Holdings LLC is Blackstone Capital Partners VI NQ-E L.P. Blackstone Management Associates VI-NQ L.L.C. is the general partner of each of New BX Holdco and Blackstone Capital Partners VI NQ-E L.P. The sole member of Blackstone Management Associates VI-NQ L.L.C. is BMA VINQ L.L.C. Blackstone Holdings II L.P. is the managing member of BMA VI-NQ L.L.C. The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

The foregoing table assumes that the initial public offering price for shares of our common stock to be sold in this offering is $             per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, will be filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Reorganization Transactions: Prior to the consummation of this offering, we will consummate the Reorganization Transactions described under “Organizational Structure.”

Exeter Finance LLC Amended and Restated Limited Liability Company Agreement: As a result of the Reorganization Transactions, we will directly hold LLC Units in Exeter Finance LLC and will be its sole managing member. Accordingly, we will operate and control all of the business and affairs of Exeter Finance LLC and its subsidiaries.

As the sole managing member of Exeter Finance LLC, we have the right to determine when distributions will be made to the members of Exeter Finance LLC and the amount of any such distributions (subject to the provisions of the New LLC Agreement, including with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the unit holders of Exeter Finance LLC, including us on a pro rata basis in accordance with their respective ownership interest in Exeter Finance LLC. The Issuer, as sole managing member, will be entitled to reimbursement for certain fees and expenses of the Issuer.

Upon the consummation of this offering, the principal asset of the Exeter Finance Corporation will be a controlling equity interest in Exeter Finance LLC. As such, we will have no independent means of generating revenue. Exeter Finance LLC is treated as a pass-through entity for U.S. federal income tax purposes and, as such, is generally not subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Exeter Finance LLC and will also incur expenses related to its operations.

Pursuant to the New LLC Agreement, Exeter Finance LLC will make pro rata cash distributions, which we refer to as “tax distributions,” to the holders of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the taxable income of Exeter Finance LLC that is allocated to them. Generally, these tax distributions will be computed based on an assumed federal income tax rate equal to     % and an average state income tax rate of approximately     %. Exeter Finance LLC will make tax distributions pro rata in accordance with LLC Unit ownership. To the extent that the tax distributions we receive exceed the amounts we actually require to pay taxes, because of the lower tax rate applicable to us than the assumed tax rate on which such distributions are based, and we are required to make payments under the Tax Receivable Agreement (as defined below), we anticipate that our board of directors will cause us to contribute such excess cash (net of any operating expenses) to Exeter Finance LLC. Concurrently with the contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Class B LLC Units after accounting for such contribution, Exeter Finance LLC and we, as applicable, will undertake ameliorative actions, which may include reverse split, reclassifications, combinations, subdivisions or adjustments of outstanding LLC Units and corresponding shares of Class B common stock.

In addition to tax expenses, we will incur expenses related to the operations of Exeter Finance LLC, plus payments under the Tax Receivable Agreement, which we expect will be significant. We intend to cause Exeter Finance LLC to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay these taxes and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement.

The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to transfer LLC Units if we determine that such transfer would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject.

Pursuant to the New LLC Agreement, Continuing LLC Owners (or certain permitted transferees thereof) will have the right, subject to the terms of the New LLC Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at our option (such determination to be made by the independent members of our Board of Directors acting on our behalf in our capacity as managing member of Exeter Finance LLC). See “Organizational Structure—Amendment of the Limited Liability Company Agreement of Exeter Finance LLC.” The New LLC Agreement will provide, however, that such exchanges must be for a minimum of the lesser of                LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement will provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Exeter Finance LLC is not treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. As a Continuing LLC Owners exchanges LLC Units (and Class B common stock) for shares of Class A common stock or cash, the number of LLC Units held by the Issuer will be correspondingly increased as it acquires the exchanged LLC Units, and a corresponding number of shares of Class B common stock are will be canceled.

Stockholders Agreement: Prior to the consummation of this offering, we will enter into a stockholders agreement with the owners of Exeter Finance LLC. The stockholders agreement will contain specific rights, obligations and agreements of these parties as owners of our LLC Units. This agreement will grant Blackstone and its affiliates the right to nominate to our board of directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our board of directors as long as Blackstone and its affiliates beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 20% but less than 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our board of directors at such time as long as Blackstone and its affiliates beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that Blackstone is entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number (e.g., one and one quarter directors shall equate to two directors) and the calculation would be made on a pro forma basis after taking into account any increase in the size of our board of directors.

Redemption of LLC Units: We intend to contribute all of the proceeds to us from this offering to purchase newly issued LLC Units from Exeter Finance LLC. We intend to cause Exeter Finance LLC to use approximately $                 million of the proceeds to redeem an aggregate of                  LLC Units from the Exchanging Holders (as defined below). The per unit purchase price for each LLC Unit the Issuer purchases will be equal to the price per share of our Class A common stock in this offering, less the applicable underwriting discounts and commissions.

The table below sets forth the number of LLC Units to be purchased by the Issuer from the following Continuing LLC Owners, who we refer to as the “Exchanging Holders.” See “Use of Proceeds” and “Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders.”

Name of Exchanging Holder	Number of LLC Units purchased by the Issuer	Aggregate Purchase Price ($)
BCP Enzo Holding LLC
Navigation Capital Partners II LP
Total

Registration Rights Agreement: After the completion of this offering, certain holders of our Class A common stock (including those holders of our shares of Class B common stock exchangeable along with LLC Units for shares of our Class A common stock pursuant to the New LLC Agreement) will be entitled to rights with respect to the registration of their shares under the Securities Act.

Tax Receivable Agreement: Pursuant to the New LLC Agreement, from time to time we may be required to acquire LLC Units of Exeter Finance LLC from the Continuing LLC Owners upon exchange of their LLC Units (and Class B common stock) for shares of our Class A common stock, or, at the election of Exeter Finance LLC, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Unit exchanged. Exeter Finance LLC intends to have an election under the Internal Revenue Code of 1986, as amended (the “Code”), Section 754 in effect for the taxable year in which such acquisitions will occur. Pursuant to the Code Section 754 election, transfers and exchanges of common interests in Exeter Finance LLC (including the redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds”) are expected to result in an increase in the tax basis of the assets of Exeter Finance LLC. These basis adjustments would increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. The increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, we may be entitled to utilize certain of the Merging Blocker’s tax attributes following the merger described in “Organizational Structure—Reorganization Transactions.”

We will be a party to the Tax Receivable Agreement. Under this agreement, we generally expect to retain the benefit of 15% of the applicable tax savings after our payment obligations below are taken into account. We generally will be required to pay to the TRA Parties 85% of the applicable savings, if any, in income tax that we actually realize (or in certain circumstances are deemed to realize) as a result of:

•	any step-up in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash;

•	certain tax attributes resulting from the redemptions of LLC Units from certain Continuing LLC Owners as described under “Use of Proceeds”;

•	certain tax attributes of the Merging Blocker;

•	tax benefits related to imputed interest arising from payments under the Tax Receivable Agreement; and

•	payments under the Tax Receivable Agreement.

The increase in tax basis resulting from future exchanges of LLC Units (and Class B common stock) for shares of Class A common stock or cash, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of exchanges by the Continuing LLC Owners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the tax rates then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest.

The term of the Tax Receivable Agreement will commence upon completion of the distribution by Exeter Finance LLC of the Class B common stock to the Continuing LLC Owners (as described in “Organizational Structure—Reorganization Transactions”) and will continue until all tax benefits covered by the Tax Receivable Agreement have been utilized or expired, unless payments under the agreement are accelerated in the event that we exercise our rights to terminate the agreement or materially breach any of our material obligations under the agreement (as described below) or on the occurrence of certain mergers, asset sales, other forms of business combinations or other changes of control (as described below).

The payment obligation under the Tax Receivable Agreement is an obligation of Exeter Finance Corporation, not Exeter Finance LLC, and we expect that the payments we will be required to make under the

Tax Receivable Agreement will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we estimate that the tax savings we will realize associated with such tax benefits would aggregate approximately $        over                years from the date of this offering, based on the initial public offering price of $        per share of our Class A common stock and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the TRA Parties 85% of such amount, or $        , over the                -year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing tax rates applicable to us over the life of the Tax Receivable Agreement, and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below) of the increases in tax basis and other tax attributes subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us.

If the IRS challenges any increases in tax basis or other tax attributes subject to the Tax Receivable Agreement and any such increases in tax basis or other benefits are subsequently disallowed, we would not be reimbursed for any payments previously made under the Tax Receivable Agreement (although we would reduce future amounts otherwise payable under the Tax Receivable Agreement). As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we actually realize in respect of the attributes to which the Tax Receivable Agreement relates.

The Tax Receivable Agreement provides that:

•

in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (unless such failure results from the Issuer having insufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise;

•	upon certain mergers, asset sales, other forms of business combinations or other changes in control; or,

•

if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the Tax Receivable Agreement.

As a result of the foregoing:

•

we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the Tax Receivable Agreement; and

•

if we materially breach a material obligation under the Tax Receivable Agreement or our payment obligations under the Tax Receivable Agreement are otherwise accelerated, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. If we were permitted to elect to terminate the Tax Receivable Agreement immediately after this

offering, based on an assumed initial public offering price of $        per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and a discount rate equal to             %, we estimate that we would be required to pay $        in the aggregate under the Tax Receivable Agreement.

Subject to the discussion above regarding the acceleration of payments under the Tax Receivable Agreement, payments under the Tax Receivable Agreement, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the Tax Receivable Agreement. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the Tax Receivable Agreement, to the extent they are required, within                days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to LIBOR plus 100 basis points from the due date (without extensions) of such tax return.

The impact that the Tax Receivable Agreement will have on Exeter Finance LLC’s consolidated financial statements will be the establishment of a liability, which will be increased upon exchanges of LLC Units (and Class B common stock) for our Class A common stock or cash, representing 85% of the estimated future tax savings we will realize, if any, relating to future exchanges of LLC Units (and Class B common stock) for our Class A common stock or cash, as well as the other tax attributes that are subject to the Tax Receivable Agreement. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the Tax Receivable Agreement. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.

Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an acquisition by us of interests in Exeter Finance LLC will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before such an acquisition will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the Tax Receivable Agreement.

Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Exeter Finance LLC to make distributions to us. The ability of Exeter Finance LLC to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its member. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a rate equal to LIBOR plus 500 basis points until paid (although a rate equal to LIBOR plus 100 basis points will apply if the inability to make payments under the Tax Receivable Agreement is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect at the time of this offering).

Advisory Fee Agreement

Pursuant to an Advisory Fee Agreement, Blackstone provides advisory services to us related to the areas of finance, strategy, investment, acquisitions and other matters related to our company and our business. We paid total advisory fees of $1.0 million per year to Blackstone and its affiliates for advisory services provided in 2018.

Commercial Transactions with Sponsor Portfolio Companies

Blackstone and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.

Tax Distributions to Certain Officers and Directors

Pursuant to the terms of its LLC Operating Agreement, Enzo Parent, LLC made tax distributions to certain of its common holders and PIU holders. Tax distributions were made to reimburse common holders and PIU holders for the majority of their income tax liability arising from Exeter Finance LLC’s taxable income allocable to them. Loans made to certain officers and directors in connection therewith were repaid by such officers and directors in 2018.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.”

Indemnification of Directors and Officers

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”). In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

DESCRIPTION OF CAPITAL STOCK

General

In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part. Because this is only a summary, it may not contain all the information that is important to you.

Under “Description of Capital Stock,” “we,” “us,” “our” and “Company” refer to Exeter Finance Corporation and not to any of its subsidiaries.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of this offering, our authorized capital stock will consist of                  shares of Class A common stock, par value $0.0001 per share,                  shares of Class B common stock, par value $0.0001 per share and                  shares of preferred stock, par value $0.0001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share, except that no stockholder or group (other than Blackstone and its affiliates) which beneficially owns in the aggregate more than 9.99% of the total voting power of all the then-outstanding shares of our capital stock shall have the right to vote more than 9.99% of the total voting power of all the then-outstanding shares of our capital stock entitled to vote on matters presented to our stockholders for their vote or approval without the required notice or consent for voting such shares having been provided or obtained as required by any federal, state or local consumer or other law, regulation or regulatory authority applicable to or having jurisdiction over us or any of our subsidiaries. The Class A and Class B common stock will vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law and except in connection with amendments to our amended and restated certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A Common Stock

Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Class B Common Stock

Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock do not have any rights to receive dividends or, except as otherwise required by applicable law, to receive a distribution upon a liquidation, dissolution or winding up of the Company.

All shares of our Class B common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class B common stock will not be subject to further calls or assessments by us. Holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. The rights powers, preferences and privileges of our Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

We have no current plans to pay dividends on our Class A common stock. See “Risk Factors—Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.” Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Annual Stockholder Meetings

Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay, or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions, and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult, or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We intend to opt out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation will provide that Blackstone and its affiliates, and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with Blackstone, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of the Company.

Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation will provide otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, unless such action is recommended by all directors then in office.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission, or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission, or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation will provide that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed, or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting, and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or the Company, such as a merger, reorganization, or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors, or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. The Court of Chancery of the State of Delaware is not the sole and exclusive forum for actions brought under the federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, neither Blackstone nor any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification of Officers and Directors.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock will be                .

Listing

We intend to apply to have our Class A common stock approved for listing on the NYSE under the symbol “XTF.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that holds our Class A common stock as a capital asset (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	dealers or traders in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons holding our Class A common stock as part of a straddle, conversion or other integrated transaction;

•	persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	tax-exempt organizations.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

Distributions on Our Class A Common Stock

As discussed above under “Dividend Policy,” we do not currently expect to make distributions on our Class A common stock. In the event, however, that we do make distributions on our Class A common stock, such distributions will generally be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of our Class A common stock, with the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty. A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussion below under “—FATCA Withholding Taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—FATCA Withholding Taxes,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our Class A common stock.

Although there can be no assurances in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information reporting and, in certain circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

FATCA Withholding Taxes

Certain rules may require withholding at a rate of 30% on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale, exchange or other disposition of, our Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale, exchange or other disposition of, our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the IRS. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity related securities at a time and price that we deem appropriate.

Currently, no shares of our Class A common stock are outstanding and                  shares of our Class B common stock are outstanding, all of which are owned by                .

Upon completion of this offering we will have a total of                  shares of our Class A common stock outstanding (or                  shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock to cover over-allotments). All of these shares of Class A common stock will have been sold in this offering and will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the New LLC Agreement we will enter into with our Continuing LLC Owners, holders of LLC Units (together with the corresponding shares of Class B common stock) may (subject to the terms of the New LLC Agreement) exchange LLC Units (together with the corresponding shares of Class B common stock) for shares of our Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon consummation of this offering, our Continuing LLC Owners will hold                 LLC Units (together with the corresponding shares of Class B common stock), all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. Under applicable SEC guidance, however, we believe that for purposes of Rule 144 the holding period in such shares will generally include the holding period in the corresponding LLC Units exchanged. Moreover, we will enter into one or more registration rights agreements with our Continuing LLC Owners that will require us to register under the Securities Act resales of these shares of Class A common stock. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreements.”

In addition,                  shares of Class A common stock may be granted under our Omnibus Incentive Plan. See “Executive and Director Compensation—Exeter Finance Corporation Omnibus Incentive Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by our Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover                  shares of Class A common stock.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the limited liability company agreement of Enzo Parent, LLC permits Enzo Parent, LLC to issue an unlimited number of additional limited liability company interests of Enzo Parent, LLC with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the LLC Units, and which may be exchangeable for shares of our Class A common stock.

Registration Rights

After the completion of this offering, certain holders of our Class A common stock (including those holders of our shares of Class B common stock exchangeable along with LLC Units for shares of our Class A common stock pursuant to the New LLC Agreement) will be entitled to rights with respect to the registration of their shares under the Securities Act.

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus.

Our officers, directors and each of our existing owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC. for a period of 180 days after the date of this prospectus. See “Underwriting.”

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding or (2) the average weekly trading volume of the shares of Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Underwriter	Number of Shares
Citigroup Global Markets Inc.	$
Wells Fargo Securities, LLC

Total	$

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering our shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of our shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our shares of Class A common stock offered by this prospectus if any such shares of Class A common stock are taken. However, the underwriters are not required to take or pay for our shares of Class A common stock covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of our shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of our shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely to cover over-allotments. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us

Exeter Finance LLC will bear or reimburse us for all of the expenses payable by us in this offering, exclusive of the underwriting discounts and commissions, which we estimate to be approximately $        . We have agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount of up to $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of our shares of Class A common stock offered by them.

We intend to apply to list our Class A common stock on the NYSE under the symbol “XTF.”

We, our officers, directors, and certain of our pre-IPO owners have agreed that, subject to enumerated exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc. and Wells Fargo Securities, LLC, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our stock, or any options or warrants to purchase any shares of our stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our stock. Citigroup Global Markets Inc. and Wells Fargo Securities, LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

In order to facilitate the offering of our shares of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares of Class A common stock than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of Class A common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of Class A common stock in the open market. In determining the source of our shares of Class A common stock to close out a covered short sale, the underwriters will consider, among other things, the open market price of our Class A common stock compared to the price available under the over-allotment option. The underwriters may also sell our shares of Class A common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing our shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our shares of Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters or their respective affiliates are lenders or agents or managers for the lenders under our warehouse credit facility and asset-backed securitizations.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), an offer to the public of any of our shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our shares shall result in a requirement for the publication by us, the selling shareholders or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our shares to be offered so as to enable an investor to decide to purchase any of our shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of

Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of our shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our shares in, from or otherwise involving the United Kingdom.

Canada

Our shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers.

The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

Our shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

Our shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Our shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the shares has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

ii.

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.

a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the common shares for resale in Australia within 12 months of the common shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Exeter Finance Corporation by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Simpson Thacher & Bartlett LLP, Washington, D.C., is representing the underwriters. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The balance sheet of Exeter Finance Corporation as of September 30, 2018 has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Exeter Finance LLC as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2017 consolidated financial statements contains an emphasis of matter paragraph that states that Exeter Finance LLC converted from a Texas C corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules. You can find further information about us in the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers.

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic current reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the SEC’s public reference facilities at the address noted above. You also will be able to inspect this material without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent accounting firm.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (http://www.exeterfinance.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Exeter Finance Corporation

Page
Audited Historical Financial Statement as of September 30, 2018

Report of Independent Registered Public Accounting Firm	F-2

Historical Balance Sheet	F-3

Notes to the Historical Balance Sheet	F-4

Exeter Finance LLC

Audited Consolidated Financial Statements—as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm	F-5

Consolidated Balance Sheets	F-6

Consolidated Statements of Operations	F-8

Consolidated Statements of Member’s Equity	F-9

Consolidated Statements of Cash Flows	F-10

Notes to the Consolidated Financial Statements	F-11

Condensed Consolidated Financial Statements—as of September 30, 2018 (Unaudited) and December 31, 2017 and for the nine months ended September 30, 2018 and 2017 (Unaudited)

Condensed Consolidated Balance Sheets	F-44

Condensed Consolidated Statements of Operations	F-45

Condensed Consolidated Statements of Equity	F-46

Condensed Consolidated Statements of Cash Flows	F-47

Notes to the Condensed Consolidated Financial Statements	F-48

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Exeter Finance Corporation:

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Exeter Finance Corporation (the Company) as of September 30, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2018.

Dallas, Texas

December 17, 2018

EXETER FINANCE CORPORATION

BALANCE SHEET

September 30, 2018
Assets:

Total Assets	$—

Liabilities:

Total Liabilities	$—

Stockholder’s Equity:
Common stock $0.0001 par value per share, 1,000 shares authorized, none issued or outstanding	—

Total Stockholder’s Equity	$—

The accompanying notes are an integral part of this balance sheet.

EXETER FINANCE CORPORATION

NOTES TO BALANCE SHEET

Note 1: Formation of the Company and Description of Business

Exeter Finance LLC, together with its subsidiaries (the “LLC”, “Exeter”, “we”, “our”, or “us”), is a consumer finance company engaged in purchasing retail installment contracts (“auto loans”) that are secured by new and used vehicles purchased by consumers from automobile dealerships, generally without recourse to the dealers. Exeter Finance LLC is a single member LLC wholly owned by Exeter Finance Corporation.

Exeter Finance Corporation (the “Company”) was formed as a Delaware corporation on July 20, 2018. The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Exeter Finance LLC.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, changes in stockholder’s equity, and cash flows have not been presented because there have been no activities in this entity as of September 30, 2018.

Note 3: Common Stock

The Company is authorized to issue 1,000 shares of common stock, par value $0.0001 per share, none of which have been issued or are outstanding.

Note 4: Subsequent Events

The Company has evaluated subsequent events through December 17, 2018, the date that this financial statement was available to be issued. For purposes of this financial statement, the Company has not evaluated any subsequent events after this date.

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers

Exeter Finance LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Exeter Finance LLC and its subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, member’s equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter

As discussed in Note 8 to the consolidated financial statements, the Company converted from a Texas C corporation to a Delaware limited liability company (LLC) and changed its name to Exeter Finance LLC. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.

Dallas, Texas

April 12, 2018

EXETER FINANCE LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,
	2017	2016
Assets:
Cash and cash equivalents	$12,862	$16,519
Restricted cash and cash equivalents	251,720	231,768
Loan receivables, net (Note 2)	2,979,219	2,769,781
Repossessed vehicle inventory and other assets, net (Note 5)	86,821	106,883
Property and equipment, net of accumulated depreciation and amortization (Note 4)	19,138	23,671
Warehouse facility debt issuance costs, net (Note 6)	5,972	5,222

Total Assets	$3,355,732	$3,153,844

Liabilities:
Accounts payable	$1,723	$1,945
Accrued liabilities	35,048	27,905
Deferred rent (Note 11)	6,133	7,140
Warehouse facility (Note 6)	282,300	310,000
Senior notes, net (Note 6)	197,455	195,914
Securitization notes payable, net (Note 6)	2,437,208	2,262,694

Total Liabilities	2,959,867	2,805,598

Commitments and contingencies (Note 11)
Member’s Equity:
Common stock, $0.10 par value, 100 shares authorized, issued, and outstanding	—	—
Additional paid-in-capital	—	470,047
Retained earnings (accumulated deficit)	—	(121,801)
Member’s equity	395,865	—
Non-controlling interests	—	—

Total Member’s Equity	395,865	348,246

Total Liabilities and Member’s Equity	$3,355,732	3,153,844

EXETER FINANCE LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

The table below presents the carrying value and classification of the assets and liabilities of consolidated VIEs on our Consolidated Balance Sheets.

	December 31,
	2017	2016
Assets: (Note 3)
Restricted cash	$251,595	$227,471
Loan receivables, net	2,545,041	2,437,114
Repossessed vehicle inventory and other assets	83,212	65,904

Total Assets of Consolidated VIEs	$2,879,848	$2,730,489

Liabilities: (Note 3)
Accrued expenses	$5,185	$4,792
Warehouse facility	282,300	310,000
Securitization notes payable	2,437,208	2,262,694

Total Liabilities of Consolidated VIEs	$2,724,693	$2,577,486

The accompanying notes are an integral part of these consolidated financial statements.

EXETER FINANCE LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share-related amounts)

	Years Ended December 31,
	2017		2016	2015
Interest on loan receivables		$627,185	$569,765	$560,234
Gain on sale of loan receivables		5,343	—	—
Fee and other income		6,974	12,205	11,736

Total interest, fee and other income		639,502	581,970	571,970
Interest expense		142,840	129,053	110,421

Net interest, fee and other income		496,662	452,917	461,549
Provision for credit losses		294,253	266,700	311,315

Net interest, fee and other income after provision for credit losses		202,409	186,217	150,234

Salaries and employee benefits		92,418	84,583	83,274
Other operating expenses		50,489	55,671	55,974
Depreciation and amortization		14,239	15,046	13,312
Restructuring (income) expense		(63)	(177)	6,796

Total operating expenses		157,083	155,123	159,356

Income (loss) before income taxes		45,326	31,094	(9,122)
Provision for income taxes		—	1,617	8,268

Net income (loss)		$45,326	$29,477	$(17,390)

Unaudited pro forma financial information (Note 13)
Income before income taxes	$
Pro forma provision for income taxes

Pro forma net income
Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Exeter Finance	$

Pro forma net income per share of Class A common stock:
Basic	$

Diluted	$

Pro forma weighted average shares outstanding of Class A common stock:
Basic

Diluted

The accompanying notes are an integral part of these consolidated financial statements.

EXETER FINANCE LLC

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Member’s Equity	Total Equity
	Shares	$ Amounts
Balance—December 31, 2014	—	$—	$440,473	$(133,888)	$306,585	$—
Contributions, net	—	—	29,395	—	29,395	—
Deemed contribution—share-based compensation	—	—	179	—	179	—
Net loss	—	—	—	(17,390)	(17,390)	—

Balance—December 31, 2015	—	—	470,047	(151,278)	318,769	—
Net income	—	—	—	29,477	29,477	—

Balance—December 31, 2016	—	—	470,047	(121,801)	348,246	—
Retirement of common stock	—	—	(117)	—	(117)	—
Net income through April 30, 2017	—	—	—	5,416	5,416	—

Balance—prior to LLC conversion	—	—	469,930	(116,385)	353,545	—
LLC conversion on April 30, 2017	—	—	(469,930)	116,385	(353,545)	353,545
Deemed contribution—share-based compensation	—	—	—	—	—	7,659
Distributions to LLC member	—	—	—	—	—	(5,249)
Net income through December 31, 2017	—	—	—	—	—	39,910

Balance—December 31, 2017	—	$—	$—	$—	$—	$395,865

The accompanying notes are an integral part of these consolidated financial statements.

EXETER FINANCE LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income (loss)	$45,326	$29,477	$(17,390)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	14,239	15,046	13,312
Provision for credit losses	294,253	266,700	311,315
Gain on sale of loan receivables	(5,343)	—	—
Amortization of debt issuance costs	12,134	11,473	9,095
Accretion of discount on senior notes	884	851	709
Accretion of discount and fees	(13,363)	(3,463)	(8,307)
Share-based compensation expense	7,659	—	179
Loss on disposal of assets	—	87	449
Deferred tax expense (benefit)	—	34,006	(11,883)
Change in:
Repossessed inventory and other assets, net	16,375	(36,138)	102
Deferred rent	(1,007)	(945)	(1,196)
Accounts payable	(222)	(3,109)	(563)
Accrued liabilities *	4,270	4,038	5,637

Net cash provided by operating activities	375,205	318,023	301,459

Cash flows from investing activities:
Increase in restricted cash	(19,952)	(20,103)	(40,676)
Purchases of loan receivables	(1,654,136)	(1,227,763)	(1,531,180)
Proceeds from loan receivables originated for sale	106,998	—	—
Principal collections and recoveries on loan receivables	1,062,183	1,034,267	1,008,137
Purchase of property and equipment	(6,648)	(7,755)	(11,298)

Net cash used in investing activities	(511,555)	(221,354)	(575,017)

Cash flows from financing activities:
Borrowings on warehouse facility	1,367,443	972,119	1,219,356
Payments on warehouse facility	(1,395,143)	(1,054,119)	(1,291,550)
Issuance of securitization notes payable	1,400,000	1,100,000	1,350,000
Payments on securitization notes payable	(1,224,856)	(1,113,450)	(1,045,434)
Proceeds from equity contributions, net	—	—	29,395
Payments of debt issuance costs	(12,258)	(6,544)	(12,532)
Distributions to LLC member *	(2,376)	—	—
Payments to retire common stock	(117)	—	—

Net cash provided by (used in) financing activities	132,693	(101,994)	249,235

Net decrease in cash and cash equivalents	(3,657)	(5,325)	(24,323)
Cash and cash equivalents at beginning of year	16,519	21,844	46,167

Cash and cash equivalents at end of year	$12,862	$16,519	$21,844

Supplemental cash flow information:
Cash paid during the period for interest	$126,842	$109,228	$97,845
Cash paid during the period for taxes	—	3,038	14,268
Loans transferred to repossessed assets	407,489	449,636	450,910
* Non-cash accrued liabilities related to distributions to LLC member (Note 12)	2,873	—	—

The accompanying notes are an integral part of these consolidated financial statements.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

Exeter Finance LLC, together with its subsidiaries (the “Company”, “Exeter”, “we”, “our”, or “us”), is a consumer finance company engaged in purchasing retail installment contracts (“auto loans”) that are secured by new and used vehicles purchased by consumers from automobile dealerships, generally without recourse to the dealers.

Exeter primarily offers indirect financing to consumers who are unable to obtain financing from traditional financing sources such as banks, credit unions and captive automobile finance companies.

Exeter acquires loans through both franchised and independent dealerships in connection with the sale of new and used vehicles to consumers. The Company maintains its principal corporate office in Irving, Texas, and is licensed or authorized to do business in all 50 states.

On July 1, 2011, Exeter Finance Corp. (predecessor to Exeter Finance LLC) entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Enzo Parent, LLC (“Parent”) a Delaware limited liability company owned by BCP Enzo Holdings LLC, an affiliate of The Blackstone Group L.P. (“Blackstone”), Exeter Finance Holdings, L.P., an affiliate of Navigation Capital Partners, Inc. (“Navigation”), and a group of individual investors; and Enzo Merger Sub Corp. (“Merger Sub”), a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, on August 4, 2011, Merger Sub merged with and into Exeter Finance Corp., with Exeter Finance Corp. continuing as the surviving corporation and as a wholly-owned subsidiary of the Parent.

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company (“LLC”) and changed its name to Exeter Finance LLC (the “LLC conversion”). The LLC conversion is discussed in Note 8 “Income Taxes”.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Exeter and its consolidated subsidiaries, including certain special purpose financing trusts utilized in financing transactions (“Trusts”), which are considered variable interest entities (“VIEs”). All intercompany balances and transactions have been eliminated in consolidation.

We are operating under the basis that we will realize assets and satisfy liabilities in the normal course of business.

Certain prior year balances have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material.

These estimates include:

•	Determination of the allowance for credit losses;

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Discount accretion and deferred cost amortization;

•	Impairment;

•	Valuation of repossessed assets; and

•	Income taxes.

Management believes these estimates, which are based on actual historical trends and modeling, are reasonable; however, actual results could be significantly different from those estimates.

Business Segment Information

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. Our CODM reviews financial information presented on a consolidated basis, including across all of our origination channels, for purposes of allocating resources and evaluating financial performance. As such, our operations constitute a single operating segment and one reportable segment: Consumer Finance, which consists of the underwriting, purchase, servicing, and securitization of retail installment contracts or “auto loans.”

All revenue was generated and all assets were held in the United States during the years ended December 31, 2017, 2016 and 2015.

Variable Interest Entities

The Company transfers auto loans into newly formed Trusts, which then issue one or more classes of notes payable backed by the auto loans. The Company’s continuing involvement with the credit facilities and Trusts are in the form of servicing auto loans held by the Trusts as well as through holding a residual interest in the Trust. These transactions are structured without recourse. The Trusts are considered VIEs under U.S. GAAP and are consolidated when the Company has: (a) power over the significant activities of the entity and (b) an obligation to absorb losses or the right to receive benefits from the VIE which are potentially significant to the VIE.

The Company has power over the significant activities of those Trusts as servicer of the financial assets held in the Trust. Servicing fees are not considered significant variable interests in the Trusts; however, when the Company also retains a residual interest in the Trust, either in the form of a debt security or equity interest, the Company has an obligation to absorb losses or the right to receive benefits that are potentially significant to the Trust. Accordingly, these Trusts are consolidated within the consolidated financial statements, and the associated auto loans and securitization notes payable remain on the consolidated balance sheets. While these Trusts are included in the consolidated financial statements, these Trusts are separate legal entities; thus, the auto loans and other assets sold to these Trusts are legally owned by these Trusts, are available only to satisfy the securitization notes payable related to the securitized auto loans, and are not available to the Company’s creditors or other subsidiaries.

The Company recognizes finance charge and fee income on all auto loans and interest expense on the securities issued in our auto loan sales. A provision for credit losses is recorded to recognize probable auto loan losses inherent in the auto loans that are held for investment. Cash pledged to support the securitization transaction is deposited into a restricted account and recorded on the consolidated balance sheets as restricted cash, which is invested in highly liquid money market funds.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company retains servicing responsibilities for loans transferred to the Trusts and receives a monthly base servicing fee on the outstanding principal balance of the securitized loans and supplemental fees for servicing, which are eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposits which, at times, may exceed federal insurance limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risk.

Restricted Cash and Cash Equivalents

Cash deposited to support securitization transactions, lockbox collections, and the related required reserve accounts is recorded in the Company’s consolidated balance sheet as restricted cash. Lockbox collections are added to restricted cash and released when transferred to the appropriate warehouse facility or Trusts. These amounts are invested in highly liquid money market funds.

As of December 31, 2017 and 2016, the Company had pledged zero and $4.2 million, respectively, to secure a letter of credit on real estate transactions with a major financial institution.

Fair Value Instruments

As described in Note 9, the accounting provisions for fair value measurements include a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market based information obtained from independent sources, while unobservable inputs reflect estimates about market data.

The valuation method used to estimate fair value may produce a fair value measurement that may not be indicative of ultimate realizable value. Furthermore, while management believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of financial instruments could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such financial instruments existed, or had such financial instruments been liquidated, and those differences could be material to the financial statements.

Allowance for Credit Losses

The Company maintains an allowance for credit losses on an aggregate basis at a level it considers sufficient to cover estimated losses in the collection of its loans for approximately the next twelve-month period for loss events that have occurred as of the balance sheet date. The allowance for credit losses is based primarily upon historical credit loss experience, with consideration given to recent credit loss trends and changes in loan characteristics (e.g., average amount financed and term), delinquency levels, collateral values, economic conditions, auction markets, and underwriting and collection practices. The allowance for credit losses is periodically reviewed by management with any changes reflected in current operations. The Company believes it has given appropriate consideration to all materially-relevant factors and has made reasonable assumptions in determining the allowance for credit losses, although it is possible that events or circumstances could occur in the future that are not presently foreseen which could cause actual loan losses to be materially different from the recorded allowance for credit losses.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Repossessed Vehicles

Repossessed vehicles represent vehicles the Company has repossessed due to the borrowers’ default on the retail installment contract or “loan receivable.” The Company generally begins repossession activity once a customer has reached 90 days past due. The customer has an opportunity to redeem the repossessed vehicle by generally paying all outstanding balances, including finance charges and fees. Any vehicles not redeemed are sold at auction. Accounts are written down to estimated realizable value, net of estimated costs to sell, when vehicles are repossessed.

Loan Receivables

Loans are acquired individually from dealers which may include a premium or a non-refundable acquisition fee. Generally, all loans are held for investment. Interest income is accrued on the unpaid principal balance (“UPB”). Origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the interest method without anticipating involuntary prepayments. The loan contracts typically include interest rates ranging from 5% to 29% per annum, are collateralized by the vehicle financed and provide for payments over periods typically ranging from 24 to 72 months.

No loans were classified as held-for-sale at December 31, 2017 and 2016, respectively.

Charge Off Policy

Accounts are charged off when any of the following conditions are met:

•

More than 10% of any scheduled payment related to such account remains unpaid for 120 days or more from the due date for such payment and the related financed vehicle has not been repossessed by the last day of the calendar month;

•	The related financed vehicle has been repossessed;

•	The vehicle has been abandoned and the cost to repossess and sell the vehicle is greater than the value of the vehicle;

•	The vehicle is deemed a total loss, and the customer does not have insurance or the insurance proceeds do not satisfy the loan balance, and the customer does not continue to make contractual payments.

•

The borrower’s bankruptcy plan terms as confirmed by the bankruptcy court requires either the interest rate, principal balance owed, or remaining term to be modified by a court order, resulting in a principal or interest rate reduction and a corresponding partial charge-off.

For previously charged-off accounts that are subsequently recovered, the amount of such recovery is credited to the allowance for credit losses.

Troubled Debt Restructuring (“TDR”)

Exeter does not lower the contractual interest rate or waive or forgive principal in times of borrower financial difficulty on either a temporary or permanent basis. However, for certain borrower loan modifications, Exeter will provide for limited interest-only payments. The only exceptions to this treatment are any:

•	Court order that mandates the terms of the contract be modified (primarily Chapter 13 bankruptcies); or,

•	For an active military service member where the interest rate is lowered in accordance with the Servicemember’s Civil Relief Act guidelines.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exeter considers a modification of loan receivable terms as a TDR when a debtor has received both a concession and is experiencing financial difficulty under either of the following circumstances:

•	Bankruptcy plan where either the interest rate, principal balance owed, or remaining term has been modified by a court order;

•

Any account that is more than 60 days contractually past due at quarter end and the cumulative payment concessions granted either through an extension, deferment or temporary reduction in payment plan (“TRIPP”) or combination of loss mitigation tools exceed 10% of the unpaid balance as of the most recent concession date.

Once a loan receivable is classified as a TDR, impairment is generally measured based on the difference between the recorded investment of the loan and the present value of the expected future cash flows of the loan. The impairment increases our allowance for credit losses as a specific impairment on the TDR loan receivable, reducing our net investment in such loans.

Sales and Servicing of Financial Instruments

Exeter sells auto loans to VIEs which the Company has determined meet sale accounting treatment in accordance with the applicable guidance. Due to the nature, purpose, and activity of these transactions, the Company either does not hold potentially significant variable interests or is not the primary beneficiary as a result of the Company’s limited further involvement with the financial assets. The transferred financial assets are removed from the Company’s consolidated balance sheets at the time the sale is completed.

Exeter recognizes a gain or loss for the difference between the cash proceeds and carrying value of the assets sold.

For certain of these loan sales, Exeter provides loan servicing. We consider the contractual servicing fee received on these loans to be equal to adequate compensation. Additionally, we believe these fees would fairly compensate a substitute servicer, should one be required. As a result, no servicing asset or liability has been recognized. Servicing fees received on the loans serviced for third parties are included in other income when earned. Servicing costs are charged to expense as incurred.

In July 2017, Exeter received $5.5 million in cash proceeds from the sale of outstanding loans in the secondary auto loan market. The net carrying balance of these loans was $4.1 million. Additionally, $1.4 million of recoveries were recognized on this sale.

In December 2017, Exeter received $102.8 million in cash proceeds from the sale of outstanding loans in the secondary auto loan market. The net carrying balance of these loans was $97.5 million. A gain of $5.3 million was recorded on this sale.

Stock-Based Compensation

In accordance with applicable accounting standards, stock-based compensation with service conditions made to employees is measured based on the grant date fair value of the awards and recognized as compensation expense over the period during which the recipient is required to perform services in exchange for the award (the requisite service period). For stock-based compensation where there are performance conditions, as well as service conditions to vesting, and where it has been determined that it is probable that the performance conditions will be met, the grant date fair value of the awards is recognized as compensation expense using the graded vesting method over the requisite service period for each separately vesting tranche of the award as if they were multiple awards.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation or amortization. Depreciation is computed using the straight line method over the estimated useful lives of the assets, which range from one to seven years. Leasehold improvements are amortized over the lease term or the asset life, whichever is shorter. Maintenance, repairs, and minor replacements are charged to operations as incurred; major replacements and betterments are capitalized. The basis of assets sold or retired and the related accumulated depreciation are removed at the time of disposition and any resulting gain or loss is included in other operating expense.

All long lived assets are reviewed for impairment on an annual basis, or when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, impairment is recognized for the excess of carrying value over the fair value in the Consolidated Statements of Operations. No impairment was recorded during the years ended December 31, 2017, 2016 and 2015.

Income Taxes

On December 22, 2017, Public Law 115-97 “Tax Cuts and Jobs Act of 2017” or “Tax Reform Act” was signed into law which made significant changes in the U.S. Internal Revenue Code, including limitations on certain deductions and credits, among other changes. Since the operations of Exeter Finance LLC are not subject to Federal income tax, and most provisions of the Tax Reform Act are effective for tax years beginning after December 31, 2017, the legislation has no material impact to Exeter Finance LLC for 2017.

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company and changed its name to Exeter Finance LLC. The conversion is treated for federal income tax purposes as a taxable liquidation. Beginning May 1, 2017, the Company is treated as a partnership for tax purposes and any taxable income or loss generated is passed through to and reported by the respective owners of the Company.

For periods prior to May 1, 2017, the Company was a C corporation for income tax purposes. Income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in operations in the period that included the enactment date, as applicable.

As required by the uncertain tax position guidance of Accounting Standards Codification (“ASC”) 740 Income Taxes, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company follows the guidance concerning accounting and disclosure for uncertain tax positions. The guidance requires the Company to determine whether it is more likely than not that a tax position will not be sustained upon examination by the appropriate taxing authority. If a tax position does not meet the more likely than not recognition criteria, the guidance requires the tax position be measured at the largest amount of benefit greater than 50 percent not likely of being sustained upon ultimate settlement.

Under ASC 740-10-30-17, a valuation allowance for the deferred tax asset is required to be recorded if after consideration of both positive and negative evidence, it is more likely than not that a company’s deferred tax assets will not be realized. When assessing the realization of deferred tax assets, the Company considered the following sources of taxable income:

•	Future reversals of existing taxable temporary differences;

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Future taxable income exclusive of reversing temporary differences and carryforwards;

•	Taxable income in prior carryback years; and,

•	Tax planning strategies.

Debt Issuance Costs, Net

Debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s warehouse facility, securitization notes payable and senior notes.

•	For the warehouse facility, the Company capitalizes costs incurred on the debt facility and amortizes these costs over the term of the agreements.

•	For securitization notes payable and senior notes, the Company offsets the costs incurred on the debt and amortizes these costs over the term of the agreements.

•	Amortization of debt issuance costs is included within interest expense on the Consolidated Statements of Operations.

Revenue Recognition

Interest income on loans is recognized using the interest method. Interest is accrued when earned in accordance with the terms of the loan. The accrual of interest is discontinued and reversed once a loan becomes more than 60 days past due, enters bankruptcy status, or is repossessed, and interest accrual is resumed and reinstated if a delinquent account subsequently becomes less than 61 days past due.

Under the provisions of ASC 310-20, Receivables—Nonrefundable Fees and Other Costs, fees received and direct costs of originating loans are deferred and amortized to interest on loans using the effective interest method.

Other Comprehensive Income

The Company does not have any components of other comprehensive income.

Recently Adopted Accounting Guidance

The Company adopted the following Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASUs):

ASU 2016-09, Compensation—Stock Compensation (Topic 718). This new guidance simplifies certain aspects related to income taxes, the Statement of Cash Flows, and forfeitures when accounting for share-based payment transactions. ASU 2016-09 eliminates the requirement to recognize excess tax benefits in APIC pools, and instead requires companies to record all excess tax benefits and deficiencies at settlement, vesting or expiration in the income statement as provision for income taxes. At adoption of this ASU on January 1, 2017, there was not a material impact on the elements of the consolidated financial statements.

Recently Issued Accounting Guidance, Not Yet Adopted Within Our Condensed Consolidated Financial Statements

In February 2016, the FASB issued ASU 2016-02, Leases, which will, among other impacts, change the criteria under which leases are identified and accounted for as on- or off-balance sheet. The guidance will be effective for the fiscal year beginning after December 15, 2018, including interim periods within that year. Once effective, the new guidance must be applied for all periods presented. The Company is in the process of

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

reviewing its existing property and equipment lease contracts as well as service contracts that may include embedded leases. The Company does not expect the amendment will have a material effect on the consolidated financial statements. The Company does not intend to early adopt this ASU.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit Losses, which changes the criteria under which credit losses are measured. The amendment introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to establish credit loss estimates. The guidance will be effective for the fiscal year beginning after December 15, 2019, including interim periods within that year. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating the Company’s credit losses, given the change to estimated losses for the estimated life of the financial asset, and will likely result in material changes to the Company’s credit and capital reserves.

In February 2016, the FASB issued ASU 2016-02, Leases, which will, among other impacts, change the criteria under which leases are identified and accounted for as on- or off-balance sheet. The guidance will be effective for the fiscal year beginning after December 15, 2018, including interim periods within that year. Once effective, the new guidance must be applied for all periods presented. The Company is in the process of reviewing its existing property and equipment lease contracts as well as service contracts that may include embedded lease. The Company does not expect the amendment will have a material effect on the consolidated financial statements. The Company does not intend to early adopt this ASU.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, which changes the criteria under which credit losses are measured. The amendment introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to establish credit loss estimates. The guidance will be effective for the fiscal year beginning after December 15, 2019, including interim periods within that year. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating the Company’s credit losses, given the change to estimated losses for the estimated life of the financial asset, and will likely result in material changes to the Company’s credit and capital reserves.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (A consensus of the FASB Emerging Issues Task Force), which requires that the statement of cash flows include restricted cash in the beginning and end-of-period total amounts shown on the statement of cash flows and that the statement of cash flows explain changes in restricted cash during the period. The guidance will be effective for the Company for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, however, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not except the adoption of this amendment will have a material effect on the consolidated financial statements, but will result in a change in the presentation of restricted cash and restricted cash equivalents within the statement of cash flows. The Company currently plans to adopt these amendments on January 1, 2018, and expect to use the retrospective approach as required.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In addition to those described in detail above, the Company is also in the process of evaluating the following ASUs and does not expect them to have a material impact on the Company’s business, financial position, results of operations or disclosures:

•	ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business.

•

ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets

•	ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities

•	ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting.

Note 2: Loan Receivables and Allowance for Credit Losses

Loan Receivables, Net

Loan receivables, net include loans individually acquired, unearned fees, net, and the allowance for credit losses.

Loan receivables are:

•	Classified as held for investment and consist of individually acquired loans;

•	Collateralized by first liens on vehicle titles and Exeter has the right to repossess the vehicle in the event the consumer borrower defaults on the terms of the contract;

•

Purchased from dealers generally without recourse, and accordingly, the dealer has no liability to Exeter if the consumer borrower defaults on the contract, if originated in compliance with the agreement between Exeter and the dealer; and,

•	Generally pledged under the Company’s warehouse facility or securitization transactions.

Unearned fees, net: Depending upon the loan structure and consumer credit attributes, Exeter may pay dealers a premium or may charge dealers a non-refundable acquisition fee when purchasing individual loans.

•

Amortization of premiums, non-refundable acquisition fees, and other origination costs are recognized as adjustments to the yield of the related loan receivable using the effective interest method; and,

•	While we estimate future voluntary principal prepayments in the calculation of the effective interest yield, we do not estimate future involuntary principal prepayments.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Loan receivables held for investment, net	December 31,
($ thousands)	2017	2016
Gross receivables (UPB)	$3,264,820	$3,038,739
Unearned fees, net:
Unearned fees / discount	(87,881)	(62,284)
Deferred origination costs	19,886	18,899

Unearned fees, net	(67,995)	(43,385)

Loan receivables carrying value	3,196,825	2,995,354
Allowance for credit losses	(217,606)	(225,573)

Total loan receivables, net of allowance for credit losses	$2,979,219	$2,769,781

Number of outstanding contracts at year end	231,062	206,708
Average $ balance of outstanding loan ($ dollars)	$14,130	$14,701
Allowance for credit losses as a percentage of loan receivables, carrying value	6.81%	7.53%
Allowance for credit losses and unearned fees, net as a percentage of gross receivables balance	8.75%	8.85%

Allowance for Credit Losses

Credit performance reports are used to track portfolio performance at various levels of detail, including in total, by origination channel and by vintage. Key borrower credit application data, including credit bureau score information, contract structures and terms are monitored on a regular basis to evaluate performance trends that may result from changing demographics of the loan portfolio.

The Company’s credit risk management department regularly reviews the performance of the portfolio on an origination vintage basis to evaluate and revise loss estimates as warranted due to changes in the credit performance of the loans in the portfolio. Utilizing all of the information above, the Company establishes an allowance for credit losses that is deemed appropriate to cover credit losses for approximately the next twelve months.

The total allowance for credit losses includes a general and specific (TDR) allowance for credit losses:

•

General allowance: Estimated credit losses on individually acquired loans not classified as TDR are based on delinquency status, historical loss experience, estimated values of underlying collateral (when applicable), and various economic factors.

•

Specific (TDR) impairment: Once a loan has been classified as a TDR, impairment is measured based on the present value of expected future cash flows, at the TDR loan’s original effective interest rate, considering all available evidence, including collateral values and estimated costs to sell.

•	A loan that has been classified as a TDR remains so until it is liquidated through payoff or charge-off.

•	The Company has no commitment to loan additional funds to anyone identified with a TDR account.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below present the total credit losses.

Total allowance for credit losses	Years Ended December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	$225,573	$263,570	$204,983
Provision for credit losses	294,253	266,700	311,315
Charge-offs	(525,673)	(545,996)	(462,488)
Recoveries	223,453	241,299	209,760

Balance at end of year	$217,606	$225,573	$263,570

Credit Quality Drivers

FICO® Distribution at loan origination: The credit risk profile of the Company’s loans by FICO® distribution, determined at origination, as of December 31, 2017 and 2016 was as follows:

	December 31,
FICO® distribution at origination for loan portfolio	2017	2016
<500	11.7%	9.5%
500-539	22.3%	23.0%
540-599	43.9%	45.1%
600-659	18.3%	18.3%
>660	3.8%	4.1%

Total	100.0%	100.0%

Interest income recognition and non-performing loans: We recognize interest income on an accrual basis except when we believe the collection of principal and interest in full is not reasonably assured, which generally occurs when a loan is more than 60 days past due, in bankruptcy, or we have repossessed the collateral. A loan is considered past due if a full payment of principal and interest is not received within one month of its due date.

Loans are classified as non-performing when they are greater than 60 days past due as to contractual principal or interest payments. At the time a loan is placed in non-performing status, previously accrued and uncollected interest is reversed against interest income. A non-accrual loan may be returned to accrual status when the collectibility of principal and interest in full is reasonably assured. Upon a loan’s return to accrual status, all previously reversed interest income is recognized.

Delinquent loans: Loans are considered delinquent when more than 10% of a contractually scheduled payment has not been received by the scheduled payment date, in bankruptcy, or we have repossessed the collateral. Delinquencies may vary from period to period based upon the average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to the Company’s target customer base, a relatively high percentage of accounts become delinquent at some point in the life of a contract and there is a high rate of account movement between current and delinquent status in the portfolio.

Extensions: We have historically treated a fourth extension as a concession as a practical expedient in applying our 10% concession policy. A loan that subsequently goes into payment default (defined as greater than 60 days past due) as the result of being delinquent would be indicative of a debtor experiencing financial difficulties. Therefore, considering these factors together, we have determined that the fourth payment extension granted by us on a loan will be considered a TDR and the loan would be impaired, when those loans are also 60 days delinquent at the same time or subsequent to receiving the fourth payment extension. Effective January 1,

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2018, the Company implemented an enhanced process for calculating when the cumulative effect of payment extensions granted results in a delay that is more than insignificant. This enhancement replaced the application of four extensions as a proxy for a more than insignificant delay with 10% threshold. The change has not resulted in a material variance in the Company’s assessment of loan modifications as potential TDRs, as compared to the TDR assessment performed using the fourth extension as a proxy. No interest or principal is forgiven on an extension to a borrower and therefore, there are no additional financial effects of extended loans upon subsequently becoming classified as TDRs.

Bankruptcies: Loans in Chapter 13 bankruptcy which have an interest rate or principal adjustment as part of a confirmed bankruptcy plan are considered TDRs. Accounts in Chapter 13 bankruptcy would have already been placed on nonaccrual; thus, there are no additional financial effects of these loans becoming classified as TDRs.

The table below presents delinquent loans, loans in bankruptcy, and nonaccrual loans as a percentage of loans acquired individually UPB at year end.

Delinquent loans, loans in bankruptcy, nonaccrual loans, and loans in repossession	December 31, 2017		December 31, 2016
($ thousands)	$ Loans	% UPB	$ Loans	% UPB
Gross receivables (UPB)	$3,264,820	100.0%	$3,038,739	100.0%
Delinquent loans:
Principal delinquent 31-60 days past due	345,776	10.6%	345,855	11.4%
Principal delinquent over 60 days past due	223,833	6.9%	202,424	6.7%

Total delinquent loans	569,609	17.4%	548,279	18.0%

Loans in bankruptcy	82,173	2.5%	91,876	3.0%

Total delinquent loans and loans in bankruptcy	$651,782	20.0%	$640,155	21.1%

Nonaccrual loans	$306,006	9.4%	$294,300	9.7%

Loans in repossession	36,522		40,613

Troubled Debt Restructuring

Loan modifications: Loan modifications are considered a TDR if both of the following two factors exist:

•	The modification constitutes a concession; and,

•	The debtor is experiencing financial difficulties.

Loan impairment: Loans that are classified as TDRs are assessed for impairment in the aggregate as the contracts represent individually immaterial loan receivables.

TDR interest income: Consistent with the Company’s policy on non-performing loans, TDRs are placed on nonaccrual status when the account becomes past due more than 60 days, and returns to accrual status when the account is contractually 60 days or less past due.

Income recognized on TDR loans during the periods and accrued interest on TDR accounts at year-end:

TDR income recognized and accrued	Years Ended December 31,
($ thousands)	2017	2016	2015
Finance charge income recognized	$18,364	$26,898	$16,382
Interest accrued on TDR accounts at year-end	1,049	676	596

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Total recorded investment in TDRs, net of Allowance for TDR-related Loan Losses at year-end:

Total recorded investment in TDRs	December 31, 2017		December 31, 2016
($ thousands)	Loans	% UPB	Loans	% UPB
Gross receivables (UPB)	$204,851	100.0%	$170,107	100.0%
Unearned discount	(2,323)	(1.1)%	(1,438)	(0.8)%
Unamortized origination costs	610	0.3%	590	0.3%

TDR balance outstanding	203,138	99.2%	169,259	99.5%
Accrued interest	1,049	0.5%	676	0.4%

Total recorded investment in TDRs	204,187	99.7%	169,935	99.9%
Specific impairment for TDR-related loan losses	(55,169)	(26.9)%	(58,999)	(34.7)%

Total recorded investment in TDRs, net of specific impairment	$149,018	72.7%	$110,936	65.2%

Allowance as a % of TDR balance outstanding	27.2%		34.9%

The following table shows changes in recorded investment in TDRs during the years ended December 31, 2017, 2016, and 2015. The amounts reflected as charge-offs represent loans modified as a TDR that subsequently defaulted during the twelve month period.

Change in total recorded investment in TDRs	Years Ended December 31,
($ thousands)	2017	2016	2015
Balance at beginning of year	$169,935	$119,117	$55,660
New TDR’s	189,434	151,215	132,315
Charge-offs	(104,354)	(78,597)	(56,122)
Paydowns	(50,828)	(21,800)	(12,736)

Balance at end of year	$204,187	$169,935	$119,117

TDR loans with extensions of the contractual maturity date and bankruptcies at year-end:

TDR loans with extensions of contractual maturity	December 31, 2017		December 31, 2016
($ thousands, except number of loans)	Loans	%	Loans	%
Extension of contractual maturity date	$173,341	84.9%	$127,570	75.1%
Bankruptcy-related accounts	30,846	15.1%	42,365	24.9%

Total recorded investment in TDRs	204,187	100.0%	169,935	100.0%
Specific impairment for TDR-related loan losses	(55,169)		(58,999)

Total recorded investment in TDRs, net of specific impairment	$149,018		$110,936

Number of loan accounts classified as TDR	17,489		12,937

Performing and non-performing TDR recorded investment at year-end:

TDR recorded investment in performing and non-performing loans	December 31, 2017		December 31, 2016
($ thousands)	Loans	%	Loans	%
Current on payments due (performing loans)	$37,933	18.6%	$27,132	16.0%
31-60 days past due (non-performing loans)	32,710	16.0%	23,432	13.8%
Greater than 60 days past due (non-performing loans)	133,544	65.4%	119,371	70.2%

TDR recorded investment in performing and non-performing loans	$204,187	100.0%	$169,935	100.0%

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In comparison to the unpaid principal balance of TDR loans for the periods presented in the table above, the following table represents the total unpaid TDR principal balance, average unpaid TDR principal balance, and number of loan accounts classified as TDR at each loan’s initial TDR event date, for the periods presented. This comparison represents the continued performance of TDR loans subsequent to their initial classification as such:

Initial TDR event date summary	December 31, 2017		December 31, 2016
($ thousands, except number of loans)	Loans	%	Loans	%
Extension of contractual maturity date	$461,141	79.3%	$296,821	75.7%
Bankruptcy-related accounts	120,205	20.7%	95,277	24.3%

TDR principal balance at event	$581,346	100.0%	$392,098	100.0%

Number of loan accounts classified as TDR at event	38,641		25,950
Average principal balance at event	$15.0		$15.1

Note 3: Variable Interest Entities

The Company transfers loans into newly formed Trusts which then issue one or more classes of notes payable backed by the loan collateral. The Company’s continuing involvement with these Trusts is in the form of servicing the assets and through holding a residual interest in the Trusts. These transactions are structured without recourse. Warehouse facilities generally also utilize Trusts that are considered VIEs.

The Trusts are considered Variable Interest Entities (“VIEs”) under U.S. GAAP and are consolidated because the Company has:

•	Power over the significant activities of the entity; and,

•	An obligation to absorb losses or the right to receive benefits from the VIE, which are potentially significant to the VIE.

All of the Trusts are separate legal entities and the collateral and other assets held by these subsidiaries are legally owned by them and are not available to other creditors.

The Company retains servicing for loans transferred to the Trusts and receives a monthly servicing fee on the outstanding principal balance. Supplemental fees, such as late charges, for servicing the loans are reflected in fee income.

•	As of December 31, 2017 and 2016, the Company was servicing $3.0 billion and $3.0 billion, respectively, of gross loans that have been transferred to consolidated Trusts.

•	The remainder of the Company’s loans remain unpledged.

At the time of a securitization, the Company transfers loans in an amount equal to a specified percentage over the principal amount of outstanding debt issued (overcollateralization) and also establishes a cash reserve, creating the Trust’s initial credit enhancement. The amount of credit enhancement increases over time as excess cash flows generated by the Trusts are used to pay down outstanding debt in the Trusts, until the targeted overcollateralization percentage level has been reached. Once the targeted percentage level of the loans is reached and maintained, excess cash flows generated by the Trusts are released to the Company as distributions from the Trusts.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes the cash flows received from consolidated securitization trusts during the years ended December 31, 2017, 2016 and 2015:

Cash flows received from consolidated securitization trusts	Years Ended December 31,
($ thousands)	2017	2016
New initial pool securitized	$1,474,687	$1,173,161

Net proceeds from new securitizations (a)	$199,552	$54,571
Cash received for servicing fees for all consolidated securitization trusts (b)	84,992	78,297
Distributions from trusts for all consolidated securitization trusts (b)	97,784	102,523

Total cash received from securitization trusts	$382,328	$235,391

(a)	This amount is net of the net proceeds used to repay the Company’s warehouse facility.
(b)	These amounts are eliminated in the accompanying Consolidated Statements of Cash Flows because the cash flows are between the Company and VIEs included in the consolidation.

Note 4: Property and Equipment

The table below presents property and equipment and related useful lives by asset class as of December 31, 2017 and 2016:

Property and equipment, net of accumulated depreciation and amortization	December 31,		Estimated Useful Life Ranges
($ thousands)	2017	2016
Capitalized software development	$32,936	$27,333	3-5 years
Leasehold improvements	9,431	9,431	1-10 years
Computer equipment	10,285	9,832	1-7 years
Software	6,052	5,958	3-5 years
Furniture and fixtures	3,660	3,649	5-7 years
Equipment	1,253	1,225	3-5 years

Property and equipment	63,617	57,428
Less: accumulated depreciation and amortization	(44,479)	(33,757)

Property and equipment, net of accumulated depreciation and amortization	$19,138	$23,671

As of December 31, 2017, 2016, and 2015, the Company’s depreciation and amortization expense and property and equipment asset disposals were as follows:

	Years Ended December 31,
($ thousands)	2017	2016	2015
Depreciation and amortization expense	$11,183	$12,669	$11,005

	December 31,
($ thousands)	2017	2016
Original purchase price	$461	$127
Accumulated depreciation and amortization	(461)	(40)

Property and equipment asset disposals	$—	$87

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Impairment: All long lived assets are reviewed for impairment on an annual basis, or when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, impairment is recognized for the excess of carrying value over the fair value in the Consolidated Statements of Operations. No impairment was recorded during the years ended December 31, 2017, 2016, or 2015.

Note 5: Repossessed Vehicle Inventory and Other Assets, Net

Repossessed vehicle inventory and other assets, net as of December 31, 2017 and 2016 were as follows:

Repossessed vehicle inventory and other assets, net	December 31,
($ thousands)	2017	2016
Interest receivable on loan receivables	$45,733	$37,902
Repossessed vehicle inventory, net	22,376	21,940
Loan payments receivable in process	9,941	8,497
Prepaid expenses and insurance	1,960	2,075
Prepaid software licensing fees, net	1,822	1,344
Tax receivables:
Sales and use tax receivable	2,486	—
State tax receivable	828	2,634
Federal income tax receivable	9	32,064
Other	1,666	427

Total repossessed vehicle inventory and other assets, net	$86,821	$106,883

Note 6: Debt

Outstanding debt as of December 31, 2017 and 2016 was as follows:

Debt Summary(a)	December 31,
($ thousands)	2017	2016
Securitization notes payable	$2,451,007	$2,275,863
Unamortized debt issuance costs	(12,778)	(12,747)
Original issuance discount	(1,021)	(422)

Securitization notes payable, net	2,437,208	2,262,694

Warehouse facility	$282,300	$310,000
Unamortized debt issuance costs(b)	(5,972)	(5,222)

Warehouse facility, net	$276,328	$304,778

Short term borrowing rate at period end(c)	3.27%	2.53%

Senior notes	200,000	200,000
Unamortized debt issuance costs	(1,164)	(1,822)
Original issuance discount	(1,381)	(2,264)

Senior notes, net	$197,455	$195,914

(a)	The Company was in compliance with the covenants of each of its debt instruments in 2018 and 2017.
(b)	Unamortized debt issuance costs for the warehouse facility is shown as an asset in the Consolidated Balance Sheets.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)	Excludes the undrawn warehouse facility fee which is based on a graduated scale multiplied by the undrawn facility balance.

Securitization notes payable, net: Interest expense is paid monthly to security holders from cash flows received from the underlying pool of loans. Debt issuance costs are amortized over the terms of the related securitization notes payable using a method that approximates the effective interest method. Amortization of premium or accretion of discount on acquired securitization notes payable is also amortized using a method that approximates the effective interest method over the estimated remaining life of the acquired notes and is included in interest expense in the Consolidated Statements of Operations.

Exeter has completed 16 securitizations since its first transaction in 2012 and currently has 13 securitizations outstanding in the market. The tables below present securitization notes payable by issuance vintage as of December 31, 2017 and 2016:

($ thousands)	December 31, 2017
	Maturity Date(a)	Original Note Amounts	Original Weighted Average Interest Rate(b)	Balance of Receivables Pledged as Collateral	Note Balance(c)
2017	March 2021—October 2024	$1,400,000	3.23% - 3.83%	$1,223,404	$1,119,561
2016	July 2020—July 2023	1,100,000	3.59% - 4.87%	640,552	566,420
2015	June 2019—October 2022	1,350,000	3.17% - 4.00%	462,241	411,056
2014	May 2018—April 2021	1,650,000	2.64% - 3.14%	327,833	300,791
2013	October 2017—August 2020	900,000	2.66% - 3.81%	57,229	53,179

Total		$6,400,000		$2,711,259	$2,451,007

($ thousands)	December 31, 2016
	Maturity Date(a)	Original Note Amounts	Original Weighted Average Interest Rate(b)	Balance of Receivables Pledged as Collateral	Note Balance(c)
2016	July 2020—July 2023	$1,100,000	3.59% - 4.87%	$984,496	$899,089
2015	June 2019—October 2022	1,350,000	3.17% - 4.00%	736,927	665,700
2014	May 2018—April 2021	1,650,000	2.64% - 3.14%	564,325	514,506
2013	October 2017—August 2020	900,000	2.66% - 3.81%	178,822	167,170
2012	August 2016—June 2019	500,000	2.32% - 3.69%	29,562	29,398

Total		$5,500,000		$2,494,132	$2,275,863

(a)	Maturity dates represents legal final payment date for the first and last class of issued bonds.
(b)	Original weighted average interest rate is calculated using the weighted average life of each class of notes.
(c)	Amounts in the securitization notes payable table exclude debt issuance costs, non-principal protected notes and original issue discounts.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Warehouse Facility: The Company maintains a $1.40 billion warehouse facility with four banks that matures May 1, 2020. Collateral for the warehouse facility consists of loans pledged as collateral. The credit facility contains reporting and performance covenants including various financial ratios and tests as well as various collateral requirements. Interest expense is paid monthly based on a borrowing spread plus a funding benchmark as follows:

•	For two banks, the funding benchmark is the greater of the bank’s commercial paper rate or one month LIBOR.

•	For the other two banks, the funding benchmark is one month LIBOR.

Debt issuance costs are amortized into interest expense on a straight-line basis over the term of the warehouse facility.

Senior notes, net: On May 20, 2014, the Company issued $200.00 million of unsecured quarterly senior notes, due in May 2019, with a stated interest rate of 9.75%.

•	At closing, $100.0 million of the notes was funded, with the remaining $100.0 million funded in October 2014 under the same terms.

•	The original issuance discount of $4.0 million is amortized into interest expense over the term of the senior notes using a method that approximates the effective interest method.

•	Debt issuance costs are amortized over the terms of the related senior notes payable using a method that approximates the effective interest method.

Note 7: Equity-Based Compensation

In 2011 and subsequent dates, members of Exeter management were granted profits interest units (“PIUs”) in Enzo Parent, LLC with Time-Based (“Time-Based”) and performance-based (“IRR-Based”) conditions for “services rendered or to be rendered” to Enzo Parent, LLC or its subsidiaries. The performance condition is based on Blackstone members achieving a minimum 8% internal rate of return (“IRR”) with respect to their investment in Exeter. IRR is calculated based upon the amount and timing of all capital contributions made and all cash distributions and fees received by the Blackstone members or their affiliates.

PIU Plan activity:

In 2014, Enzo Parent, LLC issued a new type of profits interest units referred to as “Additional Profits Interest Units.”

In 2015, Enzo Parent, LLC canceled all Additional Profits Interest Units and on the same date issued a new type of profits interest units referred to as “Management New Time-Based Profits Interest Units.”

In the first quarter of 2016, the Board of Directors of Exeter approved the 2016 Profits Interest Units Plan (“2016 PIU Plan”). The 2016 PIU Plan units participate in cash distributions above a distribution threshold equivalent to the estimated fair value of Exeter on the grant date.

In the third quarter of 2016, the Board of Directors of Exeter approved the modification of the overall equity-based compensation plan for existing Exeter employees by replacing the Time-Based, IRR-Based, and Management New Time-Based units with 2016 PIU Plan units.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The impact of the PIU plan modification in the third quarter of 2016 was as follows:

•

Exeter accounted for the modification as a modification of awards pursuant to ASC 718, Stock Compensation, treating the exchange as a cancellation of the original units accompanied by the concurrent grant of replacement units.

•

Following the plan modification, only 3.4 million Time-Based units and 1.5 million IRR-Based units remain outstanding, all which are held by former employees of Exeter. There are no Management New Time-Based units outstanding at December 31, 2017 and 2016, respectively.

•

Once the performance condition associated with the 2016 PIU Plan is deemed probable, the fair value of the modified awards is subsequently recognized as expense over the remaining term of the outstanding units, including a catch-up expense for the percent of the vesting period to date.

PIU Plan vesting conditions:

•

Time-Based units become earned units evenly over five years (20% per year) on the anniversary of the grant date. Earned units are subject to performance conditions to become vested units. All Time-Based units will become earned units upon a change of control of Enzo Parent, LLC or Exeter.

•	IRR-Based units vest under the same performance conditions as Time-Based units, but do not contain explicit service conditions.

•

2016 PIU Plan units are vested evenly over four years (25% per year) in accordance with the terms of the PIU agreement. 2016 PIU units are also subject to an implicit performance condition in the form of a liquidity event for Blackstone members or their affiliates. All 2016 PIU Plan units will become vested units upon a change of control of Enzo Parent, LLC or Exeter.

PIU Plan accounting:

•	In accordance with ASC 718-10-25-06, Stock Compensation, the Time-Based, IRR-Based, and 2016 PIU Plan units are classified as equity and Exeter accounts for these units under the fair value method.

•	The PIU fair value is fixed on the grant date and not remeasured unless the award is subsequently modified.

•

At December 31, 2017, Exeter has determined it is not probable that the performance conditions for the Time-Based and IRR-Based units will be achieved and, as such, is not recognizing compensation expense for the vesting of these units. The performance condition for the Time-Based and IRR-Based units is achieved if Blackstone members or their affiliates meet a minimum 8.0% internal rate of return (“IRR”) with respect to their investment in Exeter. IRR is calculated based upon the amount and timing of all capital contributions made and all cash distributions and fees received by the Blackstone members or their affiliates. Exeter will record compensation expense for the vested portion of these units once the achievement of the performance condition is deemed probable.

•

Following the Company’s April 30, 2017 LLC conversion, Exeter determined it was probable that the implicit performance conditions for the 2016 PIU Plan units would be achieved and, accordingly, recognized cumulative life-to-date compensation expense for the vesting of these units. We use the graded-vesting method to recognize compensation expense over the requisite service period for each separately vesting tranche of the 2016 PIU awards as though the awards were, in substance, multiple awards. Our determination that the implicit performance condition would be met was prompted by our LLC conversion (described in Note 8 “Income Taxes”) as Enzo Parent, LLC subsequently began to make tax distributions to certain common and 2016 PIU Plan unit holders. These tax distributions qualify as a distribution for purposes of achieving the 2016 PIU Plan implicit performance condition.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•

In determining the probability of meeting the implicit performance condition, Exeter only considered probable tax distributions from the Company and did not factor in an Initial Public Offering or a change of control or other liquidity events as such events have not been consummated as of December 31, 2017. Additionally, Exeter considered the probable timing of distributions, which affects the calculation of IRR-based performance measures.

A summary of the Time-Based Unit activity for the years ended December 31, 2017, 2016 and 2015, is presented below:

($ and Units in thousands)	Time-Based Units	Weighted Average Grant Date Fair Value
Issued, December 31, 2015	10,370	$2,106
Granted	—	—
Forfeited	(1,709)	(391)
Cancelled	(5,231)	(1,124)

Issued, December 31, 2016	3,430	$591
Granted	—	—
Forfeited	—	—
Cancelled	—	—

Issued, December 31, 2017	3,430	$591

Unvested shares expected to vest after December 31, 2017	—	$—

A summary of the IRR-Based Unit activity for the years ended December 31, 2017, 2016 and 2015 is presented below:

($ and Units in thousands)	IRR-Based Units	Weighted Average Grant Date Fair Value
Issued, December 31, 2015	9,622	$1,977
Granted	—	—
Forfeited	(2,509)	(544)
Cancelled	(5,596)	(1,183)

Issued, December 31, 2016	1,517	$250
Granted	—	—
Forfeited	—	—
Cancelled	—	—

Issued, December 31, 2017	1,517	$250

Unvested shares expected to vest after December 31, 2017	—	$—

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

A summary of the New Management Time-Based Unit activity for the years ended December 31, 2017, 2016 and 2015 is presented below:

($ and Units in thousands)	New Management Time-Based Units	Weighted Average Grant Date Fair Value
Issued, December 31, 2015	3,311	$1,499
Granted	—	—
Forfeited	(836)	(381)
Cancelled	(2,475)	(1,118)

Issued, December 31, 2016	—	$—
Granted	—	—
Forfeited	—	—
Cancelled	—	—

Issued, December 31, 2017	—	$—

Unvested shares expected to vest after December 31, 2017	—	$—

A summary of the 2016 PIU Plan Unit activity for the years ended December 31, 2017, 2016 and 2015 is presented below:

($ and Units in thousands)	2016 PIU Plan Units	Weighted Average Grant Date Fair Value
Issued, December 31, 2015	—	$—
Granted	10	10,726
Forfeited	(1)	(1,205)
Called	—	—

Issued, December 31, 2016	9	$9,521
Granted	1	2,543
Forfeited	—	(79)
Called	—	(17)

Issued, December 31, 2017	10	$11,968

Unvested shares expected to vest after December 31, 2017	3	$4,110

The table below presents the number of PIU Plan units outstanding, fair value at issuance, and fair value of vested units outstanding as of December 31, 2017.

PIU Fair Value at Issuance and Fair Value Vested	December 31, 2017
($ and Units in thousands)	No. Units	$ Fair Value at Issuance	$ Fair Value Vested
Time-Based Units:
8% Time-Based Units	1,143	$230	$—
15% Time-Based Units	1,144	205	—
25% Time-Based Units	1,143	156	—

Total Time-Based Units	3,430	591	—
IRR-Based Units	1,517	250	—
2016 PIU Plan Units	10	11,968	7,858
Total Units Outstanding	4,957	$12,809	$7,858

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PIU units issued and vested is defined as achieving both time-based vesting as well as a probable likelihood of meeting explicit vesting conditions as discussed above.

The fair value of each unit granted for 2017 and 2016 was estimated using an option pricing model with the following assumptions:

Option Pricing Model Assumptions for 2016 PIU Plan Grants	2017	2016
Expected dividends	—	—
Expected volatility	61%	40%
Risk-free interest rate	1.44%	0.76%
Expected term	2.75 years	2.25 years

Note 8: Income Taxes

April 30, 2017 LLC Conversion

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company (“LLC”) and changed its name to Exeter Finance LLC.

Exeter Finance Corp. conversion a taxable liquidation: The conversion of Exeter Finance Corp. was treated for federal income tax purposes as a taxable liquidation. Owners of Enzo Parent, LLC, the parent of Exeter Finance Corp. and Exeter Finance LLC, recognized a capital loss for U.S. federal income tax purposes as a result of the taxable liquidation. Enzo Parent, LLC is referred to as “Parent.”

Exeter Finance Corp. taxable loss for January 1, 2017 through April 30, 2017: Exeter Finance Corp. realized a taxable loss of $49.0 million for the period January 1, 2017 through April 30, 2017, and elimination of unused net operating loss carryforwards of $77.0 million at April 30, 2017.

Exeter Finance LLC treated as a partnership for income tax purposes: Beginning May 1, 2017, Exeter Finance LLC is treated as a partnership for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by the respective owners of Parent’s LLC units (referred to as “LLC unit holders”) and profits interest units (“PIU”) Plan unit holders (referred to as “PIU Plan holders”).

Taxable income allocation to PIU Plans: Exeter Finance LLC taxable income or loss is also passed through to current and former Exeter management members that were granted PIUs in accordance with the terms of the Parent’s limited liability company agreement (“Parent Operating Agreement”).

•

2016 PIU Plan: In April 2017, current Exeter management that were granted PIUs as part of the 2016 profits interest units Plan (“2016 PIU Plan”) contributed all of their PIUs to a new entity, Enzo PIU Holdings, L.P., in return for profit interest units in the new entity, thereby causing Enzo PIU Holdings, L.P. to become the holding company for all 2016 PIU Plan PIUs. Enzo PIU Holdings, L.P. is allocated 15.75% of Exeter Finance LLC taxable income or loss on all vested and unvested 2016 PIU Plan PIUs in accordance with the terms of the PIU grants.

•

Time-based and IRR-based PIU Plans: Former Exeter management that were granted PIUs as part of the Time-based and IRR-based PIU Plans are allocated Exeter Finance LLC taxable income in accordance with terms of their PIU grants.

Tax distributions to LLC unit holders and PIU Plan holders: Beginning in June 2017, in accordance with the Parent Operating Agreement and to the extent not otherwise limited by law or contract, Parent began to

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

make quarterly tax distributions to certain LLC unit holders and PIU Plan holders who elected to receive such distributions.

•	The tax distributions were to reimburse LLC unit holders and PIU Plan holders for the majority of the income tax liability arising from the Exeter Finance LLC taxable income allocated to them.

•	Any tax distribution received by LLC unit holders and PIU Plan holders will ultimately be repaid from future distributions when, and if, they occur.

Income Tax Expense (Benefit)

Beginning May 1, 2017, Exeter Finance LLC is treated as a partnership for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by the respective owners of Parent’s LLC unit units and PIU Plan unit holders. On May 1, 2017, the Company executed a global identification statement pursuant to Internal Revenue Code Section 475 (“IRC §475”) that allows it to use fair value, instead of book value, as its tax basis for all loans.

For periods prior to May 1, 2017, the Company was a C corporation for income tax purposes. Income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in operations in the period that included the enactment date.

On August 1, 2016, the Company executed a global identification statement pursuant to Internal Revenue Code Section 475 (“IRC §475”) that allows it to use book value, instead of fair value, as its tax basis for loans originated between August 1, 2016 and December 31, 2016.

On July 29, 2016, the Company filed an accounting method change with the Internal Revenue Service to change its tax treatment of loans which allows the Company to use fair value as its tax basis. The IRS approved the accounting method change in December of 2016. This method change encompasses loan origination volume from 2007 through July 2016. Concurrent with the filing of the Company’s 2016 Federal income tax return in 2017, the Company filed for an income tax refund of $32.0 million related to this accounting method change for the 2014, 2015, and 2016 tax years which it received in 2017.

The components of the income tax expense consist of the following:

Components of income tax expense (benefit) ($ thousands)	Four Months Ended	Years Ended December 31,
	April 30, 2017	2016	2015
Current federal income tax (benefit) expense	$—	$(30,100)	$17,218
Current state income tax (benefit) expense	—	(2,289)	2,933
Deferred federal income tax expense (benefit)	—	31,756	(11,450)
Deferred state income tax expense (benefit)	—	2,250	(433)

Total provision for income taxes	$—	$1,617	$8,268

Effective tax rate	—%	5.2%	(90.6)%

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exeter Finance Corp. realized a taxable loss of $49.0 million for the period January 1, 2017 through April 30, 2017, and elimination of unused net operating loss carryforwards of $77.0 million at April 30, 2017.

The components and reconciling items between GAAP income before income tax reported on Exeter’s Consolidated Statements of Operations and taxable income reported on Exeter’s federal income tax return is provided in the table below. Exeter Finance Corp. recognized GAAP income before income tax of $5.4 million for the period January 1, 2017 through April 30, 2017.

Reconciliation of federal statutory income tax rate to Exeter effective tax rate	Four Months Ended	Years Ended December 31,
($ thousands)	April 30, 2017	2016	2015
Income tax expense (benefit) at federal statutory rate	$1,896	$10,883	$(3,193)
Increase (decrease) in deferred tax asset valuation allowance	(51,044)	(12,693)	11,508
Exeter Finance Corp. conversion to Exeter Finance LLC on April 30, 2017	48,781	—	—
Alternative minimum tax payments	—	1,781	—
State and local income taxes, net of federal tax benefits	356	1,010	(277)
Revaluation of opening deferred tax balances	—	874	257
Permanent adjustments	7	28	114
Non-deductible transaction costs	—	39	179
Return to tax provision adjustment	4	(305)	(320)

Total provision for income taxes	$—	$1,617	$8,268

Deferred Tax Assets, Net

Significant components of the Company’s deferred tax assets are as follows:

Net deferred tax assets after valuation allowance ($ thousands)	Four Months Ended	Years Ended December 31,
	April 30, 2017	2016	2015
Deferred tax assets:
Loan loss reserve	$—	$44,535	$101,488
Accruals	—	2,730	2,222
Deferred rent and tenant allowance	—	1,906	2,287
Net operating loss carryforward (a)	—	11,914	—
Other	—	55	136

Gross deferred tax assets	—	61,140	106,133
Deferred tax liabilities:
Deferred loan origination costs	—	(7,212)	(4,755)
Depreciable assets	—	(2,209)	(3,045)
Deferred financing	—	(511)	(455)
Other	—	(164)	(135)

Gross deferred tax liabilities	—	(10,096)	(8,390)
Total gross deferred tax asset	—	51,044	97,743
Valuation allowance	—	(51,044)	(63,737)

Net deferred tax assets after valuation allowance	$—	$—	$34,006

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	Includes federal and state tax-effected operating losses of $9.6 million and $2.3 million, respectively, expiring through 2036 at December 31, 2016.

The 2016 change in accounting method that allowed the Company to use fair value as its tax basis for loans was a primary driver of the 2016 net operating loss resulting in a $32.0 million refund. Accordingly, the Company returned to a full valuation allowance at December 31, 2016.

In 2016 and 2015, the Company evaluated the necessity of the valuation allowance in future periods based on its continued ability to realize its deferred tax assets.

A rollforward of the valuation allowance is as follows:

Deferred Tax Asset Valuation Allowance Rollforward ($ thousands)	Four Months Ended	Years Ended December 31,
	April 30, 2017	2016	2015
Valuation allowance, beginning of year	$51,044	$63,737	$52,229
Exeter Finance Corp. conversion to Exeter Finance LLC on April 30, 2017	(51,044)	—	—
Adjustment for increase (decrease) in net deferred tax assets	—	(46,699)	23,391
Adjustment related to carryback potential	—	34,006	(11,883)

Valuation allowance, end of year	$—	$51,044	$63,737

Uncertain Tax Positions

The guidance concerning accounting and disclosure for uncertain tax positions requires the Company to determine whether it is more likely than not that a tax position will not be sustained upon examination by the appropriate taxing authority.

Based on our evaluation, management has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements or adjustments to deferred tax assets and related valuation allowance at December 31, 2017, 2016, or 2015. The Company does not anticipate any significant liabilities for uncertain tax positions to arise in the next twelve months.

Income Tax Audits

The Company files income tax returns with the U.S. federal government and numerous state and local jurisdictions. The statute of limitations for audit is three years for the U.S. federal income tax return, and varies between three and six years for state and local jurisdictions.

As of the date of this report, the Company is under audit for the following jurisdictions and tax years:

•	Federal income tax for tax years 2014-2016

•	New York for tax years 2015 through April 30, 2017

Note 9: Fair Value Disclosures

The accounting guidance for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and sets forth disclosure requirements regarding fair value measurements.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

This guidance applies whenever other accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability.

We use fair value measurements for the initial recording of certain assets and liabilities and periodic remeasurement of certain assets and liabilities on a recurring or non-recurring basis.

Fair Value Measurements

The accounting guidance for fair value measurements and disclosures establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The levels of the fair value hierarchy are defined as follows in priority order:

•	Level 1—inputs to the valuation techniques are based on quoted prices in active markets for identical assets or liabilities.

•	Level 2—inputs to the valuation techniques are based on observable inputs other than quoted prices in active markets for identical assets or liabilities.

•	Level 3—one or more inputs to the valuation technique are unobservable and significant to the fair value measurement.

We use quoted market prices and valuation techniques that seek to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs. Our inputs are based on the assumptions a market participant would use in valuing the asset or liability. Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Valuation Processes And Controls Over Fair Value Measurements

We designed our control processes so that our fair value measurements are appropriate and reliable, that they are based on observable inputs where possible, and that our valuation approaches are consistently applied and the assumptions and inputs are reasonable. Our control processes provide a framework for segregation of duties and oversight of our fair value methodologies, techniques, validation procedures, and results.

Groups within our Finance and Risk divisions, independent of our business functions, execute and validate the valuation processes and are responsible for determining the fair values of the majority of our financial assets and liabilities. In determining fair value, we consider the credit risk of our counterparties in estimating the fair values of our assets and our own credit risk in estimating the fair values of our liabilities.

Use of Third-Party Pricing Data in Fair Value Measurement

Our valuation techniques for debt use, either directly or indirectly, data provided by third-party pricing services or dealers. The techniques used by these pricing services to develop the prices generally are either:

•	A comparison to transactions involving instruments with similar collateral and risk profiles, adjusted as necessary based on specific characteristics of the asset or liability being valued; or

•	Industry-standard modeling, such as a discounted cash flow model.

The prices provided by the pricing services reflect observations and assumptions related to market activity, including risk premiums and liquidity adjustments. The models and related assumptions used by the pricing

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

services and dealers are owned and managed by them and, in many cases, the significant inputs used in the valuation techniques are not reasonably available to us. However, we have an understanding of the processes and assumptions used to develop the prices based on our ongoing due diligence. We believe that the procedures executed by the pricing services, combined with our internal verification and analytical procedures, provide assurance that the prices used in our financial statements comply with the accounting guidance for fair value measurements and disclosures and reflect the assumptions that a market participant would use in pricing our assets and liabilities. The price quotes we receive are non-binding both to us and to our counterparties.

Valuation Techniques

The table below contains a description of the valuation techniques we use for fair value measurement and disclosure, the significant inputs used in those techniques (if applicable), and the classification within the fair value hierarchy.

Each technique discussed below may not be used in a given reporting period, depending on the composition of our assets and liabilities measured at fair value and relevant market activity during that period.

Financial Instrument	Fair Value Measurement Valuation Technique	Fair Value Classification
Assets:
Cash, cash equivalents and restricted cash	The carrying value of cash and cash equivalents and restricted cash is considered to be a reasonable estimate of fair value since these investments bear interest at market rates, have maturities of less than 90 days, and generally involve negligible credit risk.	Level 1

Loan receivables, net	The fair value of loans is estimated based upon the forecast of future cash flows from the outstanding loan unpaid principal balance at period end discounted using a market participant rate. The forecast includes items such as prepayment, extensions, delinquencies, recoveries, charge-offs and fee income assumptions.	Level 3

Liabilities:
Senior notes, net	The fair value of the senior notes is estimated using discounted cash flows based on current borrowing rates available to the Company for debt with characteristics similar to the existing senior notes.	Level 3

Warehouse facility	The warehouse facility has variable rates of interest based primarily on LIBOR that re-prices each month; there are no indicators for change in the Company’s market spread and therefore, carrying value is considered to be a reasonable estimate of fair value.	Level 3

Securitization notes payable, net	The fair value of securitization notes payable are based on quoted market prices, when available. If quoted market prices are not available, the market value is estimated by discounting future net cash flows expected to be settled using a current risk-adjusted rate.	Level 3

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company’s financial instruments at December 31, 2017 and 2016 are as follows:

Fair Value Measurement		December 31, 2017		December 31, 2016
($ thousands)	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Assets:
Cash and cash equivalents	1	$12,862	$12,862	$16,519	$16,519
Restricted cash	1	251,720	251,720	231,768	231,768
Loan receivables, net	3	2,979,219	3,059,136	2,769,781	2,870,667
Liabilities:
Senior notes, net	3	$197,455	$200,123	$195,914	$195,208
Warehouse facility	3	282,300	282,300	310,000	310,000
Securitization notes payable, net	3	2,437,208	2,465,633	2,262,694	2,271,757

As required by ASC 820-10, Fair Value Measurement—Overall, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company’s investments have been classified, the Company has assessed factors including, but not limited to, discounted cash flow models utilizing prepayment and loss assumptions.

There were no transfers between levels for instruments carried at fair value on a recurring basis.

Financial Instruments Measured at Fair Value on a Nonrecurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2017 and 2016, and are categorized using the fair value hierarchy:

Nonrecurring Fair Value Measurements	Fair Value Measurements at December 31, 2017
($ thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Lower of Cost or Fair Value Expense for the Nine Months Ended December 31, 2017
Other assets—vehicles (a)	$22,376	$—	$22,376	$—	$—

	Fair Value Measurements at December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Lower of Cost or Fair Value Expense for the Nine Months Ended December 31, 2016
Other assets—vehicles (a)	$21,940	$—	$21,940	$—	$—

(a)	The Company estimates the fair value of its vehicles, which are obtained through repossession, using historical auction rates and current market levels of used car prices.

Note 10: Employee Benefit Plans

On January 1, 2007, the Company began sponsoring a qualified 401(k) profit sharing plan covering substantially all employees who have attained age 18.

Effective April 1, 2015, the waiting period for new hires was waived. Employees are eligible to participate in the Exeter 401(k) Profit Sharing Plan on the first day of the month following their hire date.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016, the Company made discretionary matching contributions of 25% up to a maximum of 3% of each employee’s annual compensation. These matching contributions, net of forfeitures, totaled:

401(k) Profit Sharing Plan Employer Matching Contributions	Years Ended December 31,
	2017	2016	2015
401(k) matching contributions	$512	$471	$284

The Company had no employee stock option or stock purchase plans during the years ended years ended December 31, 2017, 2016 and 2015.

Note 11: Commitments and Contingencies

Leases: The Company leases certain equipment and office facilities for various terms under long-term, non-cancelable operating lease agreements which expire on various dates through 2024. Some of the leases contain provisions for future rent increases, free rent periods, or periods in which rent payments are reduced (abated), and tenant allowances. The total amount of rental payments due over the lease term is charged to rent expense on the straight-line method over the term of the lease. Although some leases provide for renewal options, the renewals were not considered in the calculation of the straight-line rent. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is reflected as a separate line item in the accompanying Consolidated Balance Sheets.

Deferred Rent	As of December 31,
($ thousands)	2017	2016
Deferred rent	$6,133	$7,140

Rent Expense	Years Ended December 31,
($ thousands)	2017	2016	2015
Rent expense	$2,488	$2,501	$2,889

In 2015, the Company centralized and consolidated its loan origination network resulting in restructuring expenses associated with severance costs, remaining commitments on leases due to the closure of facilities, and various other costs. Certain of the amounts included within the minimum lease payments schedule below have been accrued within the restructuring liability for closed branches related to the consolidation of the loan origination network.

Future minimum lease payments under operating leases as of December 31, 2017 are as follows:

($ thousands)
2018	$3,609
2019	3,514
2020	2,669
2021	2,730
2022	2,809
Thereafter	2,524

Total minimum rental payments under operating leases	$17,855

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other Contractual Obligations: Contractual obligations related to our operating, lease obligations, warehouse facility, securitization notes payable, and senior notes at December 31, 2017:

Contractual Obligations ($ thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$17,855	$3,609	$8,913	$2,809	$2,524
Warehouse facility	282,300	—	282,300	—	—
Securitization notes payable	2,451,007	1,015,612	1,072,758	334,324	28,313
Senior notes	200,000	—	200,000	—	—
Contractual interest on warehouse facility, securitization notes payable, and senior notes	439,326	195,167	214,704	28,832	623

Total contractual obligations	$3,390,488	$1,214,388	$1,778,675	$365,965	$31,460

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents and restricted cash. The Company’s cash equivalents and restricted cash represent investments in highly-rated securities placed through various major financial institutions.

The following table shows the percentage of UPB by state concentration.

	Years Ended December 31,
Concentrations of credit risk based on loan unpaid principal balance (a)	2017	2016
Texas	12.0%	10.6%
California	9.8%	10.0%
Georgia	8.9%	8.3%
Florida	7.5%	7.9%
Illinois	5.4%	4.9%
All other	56.4%	58.3%

Total concentrations of credit risk	100.0%	100.0%

(a)	Percentage of unpaid principal balance of loans by borrower state

Litigation: The Company is involved in various legal matters arising in the normal course of business which typically relate to its consumer finance activities, including its collection practices. Some of the pending matters purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We establish reserves for legal claims when payments associated with the claims become probable and the payments can be reasonably estimated. The ultimate outcome of these matters cannot presently be determined, but management believes the resolution of the matters will not have a material effect on the accompanying consolidated financial statements of the Company.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Self-Insurance accrual: The Company maintains a self-funded insurance plan for the employee group health insurance plan. The insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by management with assistance from a third-party claims administrator. The insurance accruals are influenced by past claims experience factors, which have a limited history. If the Company experiences insurance claims or costs above or below its historically evaluated levels, estimates could be materially affected. The Company maintains stop loss coverage with third party insurers to limit individual claim exposure on its employee health benefit program.

Insurance Accrual	As of December 31,
($ thousands)	2017	2016
Self-insurance accrual—included in accrued liabilities	$754	$700

General Regulatory Matters: The U.S. lending industry is highly regulated under various U.S. Federal laws, including the Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, Servicemembers Civil Relief Act, and Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as various state laws. The Company is subject to inspections, examinations, supervision, and regulation by each state in which Exeter is licensed, the Bureau of Consumer Financial Protection (“BCFP”), and the Federal Trade Commission. The Company is also periodically involved in reviews, investigations, and proceedings (both formal and informal), and information-gathering requests, by various government offices and agencies, including the BCFP, the U.S. Department of Justice (“DOJ”), various state agencies and state attorneys general. These examinations, inquiries and proceedings could result in, among other things, substantial fines, penalties or changes in business practices that require the Company to incur substantial costs. However, the Company is unable to determine at this time what, if any, impact it may have on the Company’s Consolidated Balance Sheets or Statements of Operations.

Note 12: Related Party Transactions

Professional Fees Paid By Exeter To Enzo Parent, LLC (Parent)

Exeter paid a total of $1.0 million per year to two equity partners of Parent for advisory services in January 2017, 2016 and 2015, respectively. These fees are amortized into professional fees ratably over the year and are included in other operating expenses in the Consolidated Statements of Operations.

Tax Distributions Subsequent To April 30, 2017 LLC Conversion

In accordance with the Parent Operating Agreement, and to the extent not otherwise limited by law or contract, Parent made tax distributions to certain of its common holders and PIU Plan holders who elected to receive such distributions starting in June 2017 following the April 30, 2017 LLC conversion.

Tax distributions: Tax distributions were to reimburse common holders and PIU Plan holders for the majority of their income tax liability arising from the Exeter Finance LLC taxable income allocated to them. Any tax distribution received by common holders and PIU Plan holders will ultimately be repaid from future distributions when, and if, they occur.

Exeter Finance LLC made cash disbursements to Parent immediately prior to Parent’s subsequent cash disbursement to the common holders and 2016 PIU Plan holders.

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below summarizes tax distributions for the year ended December 31, 2017.

Tax Distributions ($ thousands)	December 31, 2017
Tax distributions to Parent as shown on the Consolidated Statements of Member’s Equity and discussed in Note 8 “Income Taxes”(a)	$5,249

(a)	Includes $2.9 million disbursed to Parent in January 2018 as discussed in Note 14 “Subsequent Events”.

Note 13: Unaudited Pro Forma Financial Information

Unaudited pro forma financial information has been presented to disclose pro forma income tax expense and pro forma net income attributable to Exeter Finance Corporation, the registrant in the accompanying registration statement of which this prospectus forms a part. Pursuant to certain reorganization transactions (the “Reorganization Transactions”) described in the registration statement, interests in Exeter Finance LLC will be acquired by Exeter Finance Corporation, a newly formed Delaware corporation. Exeter Finance Corporation will be treated as a C corporation for tax purposes and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma provision for income taxes has been disclosed as if the Reorganization Transactions had been completed on January 1, 2017.

Unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 25%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the portion of income before income taxes that represents the economic interest in Exeter Finance LLC that will be held by Exeter Finance Corporation upon consummation of the Reorganization Transactions, but before the application of the proceeds of the offering.

Unaudited pro forma net income per share has been computed to give effect to the number of shares of Class A common stock of Exeter Finance Corporation outstanding upon consummation of the Reorganization Transactions, but before the offering. The pro forma unaudited net income per share has been prepared using pro forma net income, as described above, which reflects the pro forma effects on provision for income taxes, and the allocation of pro forma net income between non-controlling interests.

($ thousands, except share-related amounts)	December 31, 2017
Unaudited pro forma financial information
Income before income taxes	$
Pro forma provision for income taxes

Pro forma net income
Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Exeter Finance	$

Pro forma net income per share of Class A common stock:
Basic	$

Diluted	$

Pro forma weighted average shares outstanding of Class A common stock:
Basic

Diluted

EXETER FINANCE LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14: Subsequent Events

On January 8, 2018, the Company disbursed $2.9 million to Parent related to 2017 tax distributions as discussed in Note 12 “Related Party Transactions”.

On January 23, 2018, the Company completed the Exeter Automobile Receivables Backed Trust (“EART”) 2018-1 securitization which had an original note amount of $550.0 million, maturity of October 2024, and weighted average interest rate of 3.21%. Proceeds from the securitization were primarily used to reduce the outstanding balance of the Company’s warehouse facility.

On March 28, 2018, Exeter received $79.5 million in cash proceeds for the sale of outstanding loans in the secondary auto loan market. The net carrying balance of these loans was $75.7 million. A gain of $3.8 million was recorded on this sale.

There were no other subsequent events to report between December 31, 2017 and the date these consolidated financial statements were available to be issued.

EXETER FINANCE LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

($ thousands)

	September 30, 2018	December 31, 2017
	(unaudited)
Assets:
Cash and cash equivalents	$17,714	$12,862
Restricted cash and cash equivalents	283,690	251,720
Loan receivables, net (Note 3)	3,545,329	2,979,219
Repossessed vehicle inventory and other assets, net (Note 5)	103,200	86,821
Property and equipment, net of accumulated depreciation and amortization	17,183	19,138
Warehouse facility debt issuance costs, net (Note 6)	7,688	5,972

Total Assets	$3,974,804	$3,355,732

Liabilities:
Accounts payable	$3,236	$1,723
Accrued liabilities	45,122	35,048
Deferred rent (Note 11)	5,325	6,133
Warehouse facility (Note 6)	354,600	282,300
Senior notes, net (Note 6)	175,000	197,455
Securitization notes payable, net (Note 6)	2,995,394	2,437,208

Total Liabilities	3,578,677	2,959,867

Commitments and contingencies (Note 11)
Equity:
Member’s equity	396,127	395,865

Total Equity	396,127	395,865

Total Liabilities and Equity	$3,974,804	$3,355,732

The table below presents the carrying value and classification of the assets and liabilities of consolidated VIEs on our Condensed Consolidated Balance Sheets.

	September 30, 2018	December 31, 2017
	(unaudited)
Assets: (Note 4)
Restricted cash	$283,195	$251,595
Loan receivables, net	3,182,699	2,545,041
Repossessed vehicle inventory and other assets	97,297	83,212

Total Assets of Consolidated VIEs	$3,563,191	$2,879,848

Liabilities: (Note 4)
Accrued expenses	$6,408	$5,185
Warehouse facility	354,600	282,300
Securitization notes payable	2,995,394	2,437,208

Total Liabilities of Consolidated VIEs	$3,356,402	$2,724,693

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXETER FINANCE LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

($ thousands, except share-related amounts)

(Unaudited)

	Nine Months Ended September 30,
	2018		2017
Interest on loan receivables		$558,190	$475,355
Gain on sale of loan receivables		13,704	—
Fee and other income		8,119	4,772

Total interest, fee and other income		580,013	480,127
Interest expense		122,021	106,527

Net interest, fee and other income		457,992	373,600
Provision for credit losses		275,338	241,594

Net interest, fee and other income after provision for credit losses		182,654	132,006

Salaries and employee benefits		74,566	70,476
Other operating expenses		40,616	38,607
Depreciation and amortization		10,102	10,837
Restructuring income		(12)	(62)

Total operating expenses		125,272	119,858

Income before income taxes		57,382	12,148
Provision for income taxes		—	—

Net income		$57,382	$12,148

Unaudited pro forma financial information (Note 13)
Income before income taxes	$
Pro forma provision for income taxes

Pro forma net income
Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Exeter Finance	$

Pro forma net income per share of Class A common stock:
Basic	$

Diluted	$

Pro forma weighted average shares outstanding of Class A common stock:
Basic

Diluted

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXETER FINANCE LLC

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

($ thousands, except share-related amounts)

(Unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Equity	Total Member’s Equity
	Shares	$ Amounts
Balance—January 1, 2017	—	$—	$470,047	$(121,801)	$348,246	$—
Retirement of common stock	—	—	(117)	—	(117)	—
Net income through April 30, 2017	—	—	—	5,416	5,416	—

Balance—prior to LLC conversion	—	—	469,930	(116,385)	353,545	—
LLC conversion on April 30, 2017	—	—	(469,930)	116,385	(353,545)	353,545
Deemed contribution—share-based compensation	—	—	—	—	—	8,374
Distributions to LLC member	—	—	—	—	—	(2,188)
Net income through September 30, 2017	—	—	—	—	—	6,732

Balance—September 30, 2017	—	$—	$(469,930)	$116,385	$(353,545)	$366,463

Balance—January 1, 2018	—	$—	$—	$—	$—	$395,865
Deemed contribution—share-based compensation	—	—	—	—	—	1,693
Distributions to LLC member	—	—	—	—	—	(58,813)
Net income	—	—	—	—	—	57,382

Balance—September 30, 2018	—	$—	$—	$—	$—	$396,127

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXETER FINANCE LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ thousands)

(Unaudited)

	Nine Months Ended September 30,
	2018	2017
Cash flows from operating activities:
Net income	$57,382	$12,148
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,102	10,837
Provision for credit losses	275,338	241,594
Gain on sale of loan receivables	(13,704)	—
Loans originated for sale(a)	(270,191)	—
Proceeds from loan receivables originated for sale	283,895	—
Amortization of debt issuance costs	13,061	9,255
Accretion of discount on senior notes	1,743	(76)
Accretion of discount and fees	(12,870)	(11,733)
Share-based compensation expense	1,693	8,374
Change in:
Repossessed inventory and other assets, net	(16,940)	21,458
Deferred rent	(808)	(737)
Accounts payable	1,513	(76)
Accrued liabilities	10,074	118

Net cash provided by operating activities	340,288	291,162

Cash flows from investing activities:
Purchases of loan receivables	(1,738,821)	(1,283,957)
Proceeds from sales of loan receivables	—	7,780
Principal collections and recoveries on loan receivables	907,784	789,623
Purchase of property and equipment	(5,129)	(4,582)

Net cash used in investing activities	(836,166)	(491,136)

Cash flows from financing activities:
Borrowings on warehouse facility	1,505,000	1,043,443
Payments on warehouse facility	(1,432,700)	(1,316,443)
Issuance of senior notes	62,600	—
Payments on senior notes	(87,600)	—
Issuance of securitization notes payable	1,649,834	1,400,000
Payments on securitization notes payable	(1,128,317)	(887,957)
Proceeds from equity contributions, net	—	—
Payments of debt issuance costs	(11,834)	(11,459)
Issuance of non-principal protected notes	34,530	—
Distributions to LLC member	(58,813)	(2,188)
Payments to retire common stock	—	(117)

Net cash provided by financing activities	532,700	225,279

Net increase in cash, cash equivalents and restricted cash	36,822	25,305
Cash, cash equivalents and restricted cash at beginning of period	264,582	248,287

Cash, cash equivalents and restricted cash at end of period	$301,404	$273,592

Supplemental cash flow information:
Cash paid during the period for interest	$121,822	$105,863
Loans transferred to repossessed assets	242,794	244,670
Establishment of non-principal protected notes	34,686	—

(a) All loans held for sale in the current period were sold or transferred at the lower of the amortized cost or fair value at September 30, 2018.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Organization and Nature of Operations

Exeter Finance LLC, together with its subsidiaries (the “Company,” “Exeter,” “we,” “our” or “us”), is a consumer finance company engaged in purchasing retail installment contracts (“auto loans”) that are secured by new and used vehicles purchased by consumers from automobile dealerships, generally without recourse to the dealers.

Exeter primarily offers indirect financing to consumers who are unable to obtain financing from traditional financing sources such as banks, credit unions and captive automobile finance companies.

Exeter acquires loans through both franchised and independent dealerships in connection with the sale of new and used vehicles to consumers. The Company maintains its principal corporate office in Irving, Texas, and is licensed or authorized to do business in all 50 states.

On July 1, 2011, Exeter Finance Corp. (predecessor to Exeter Finance LLC) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enzo Parent, LLC (“Parent”), a Delaware limited liability company owned by BCP Enzo Holdings LLC, an affiliate of The Blackstone Group L.P. (“Blackstone”); Exeter Finance Holdings, L.P., an affiliate of Navigation Capital Partners, Inc. (“Navigation”), and a group of individual investors; and Enzo Merger Sub Corp. (“Merger Sub”), a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, on August 4, 2011, Merger Sub merged with and into Exeter Finance Corp., with Exeter Finance Corp. continuing as the surviving corporation and as a wholly-owned subsidiary of the Parent.

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company (“LLC”) and changed its name to Exeter Finance LLC (the “LLC conversion”). The LLC conversion is discussed in Note 8 “Income Taxes”.

Note 2: Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Exeter and its consolidated subsidiaries, including certain special purpose financing trusts utilized in financing transactions (“Trusts”), which are considered variable interest entities (“VIEs”). All intercompany balances and transactions have been eliminated in consolidation.

The condensed consolidated financial statements, including the notes thereto, are condensed and do not include all disclosures required by generally accepted accounting principles (GAAP) in the United States of America. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements that are included herein.

The condensed consolidated financial statements at September 30, 2018, and for the nine months ended September 30, 2018 and 2017, are unaudited and, in management’s opinion, include all adjustments, which consist of normal recurring adjustments and transactions or events discretely impacting the interim periods, considered necessary by management to fairly state our results of operations. The results for interim periods are not necessarily indicative of results for a full year. The condensed consolidated balance sheet at December 31, 2017, was derived from audited annual financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

contingent assets and liabilities as of the date of the financial statements and the amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences may be material.

These estimates include:

•	Determination of the allowance for credit losses;

•	Discount accretion and deferred cost amortization;

•	Impairment;

•	Valuation of repossessed assets; and

•	Income taxes.

Management believes these estimates, which are based on actual historical trends and modeling, are reasonable; however, actual results could be significantly different from those estimates.

Summary of Significant Accounting Policies

For a description of Exeter’s significant accounting policies, see Note 1 “Summary of Significant Accounting Policies” in our audited consolidated financial statements that are included herein.

Income Taxes

Exeter Finance LLC is organized as a Delaware limited liability company and is treated as a flow-through entity for federal income tax purposes. As a result, the net taxable income of Exeter Finance LLC and any related tax credits are passed through to the members and are included in their tax returns. Accordingly, no federal tax provision has been made in the financial statements of Exeter Finance LLC.

The financial statements have been prepared in anticipation of a proposed initial public offering (“the offering”). In connection with the offering, interests in Exeter Finance LLC will be contributed to a newly formed Delaware corporation, which will be treated as a taxable C-corporation and this will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if Exeter Finance was a taxable corporation. Exeter Finance has computed pro forma tax expense using a 25% blended corporate level federal and state tax rate.

Loans Held for Sale, net

Loan receivables that the Company does not have the intent and ability to hold for the foreseeable future or until maturity or payoff, including those previously designated as held for investment and subsequently identified for sale, are classified as held for sale, at origination or at the time a decision to sell is made. Loan receivables designated as held for sale are carried at the lower of cost or market, as determined on an aggregate basis. Cost, or recorded investment, includes deferred net origination fees and costs, premium or discounts, accrued interest, and any direct write-down of the investment. When loans are transferred from held for investment, if the recorded investment of a loan exceeds its market value at the time of initial designation as held for sale, the Company will recognize a direct write-down of the excess of the recorded investment over market as a charge-off against the credit loss allowance. As of September 30, 2018 and 2017, there were no loans classified as held for sale. Loans that were marked for sale at origination, but did not qualify for sale per the sales agreement with our third party were reclassified to held for investment at the lower of the amortized cost or fair value.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Recently Adopted Accounting Guidance

The Company adopted the following Financial Accounting Standards Board (FASB) Accounting Standards Updates (ASUs):

ASU 2014-09, Revenue from Contracts with Customers (Topic 606) as amended: This ASU requires an entity to recognize revenue for the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It includes a five-step process to assist an entity in achieving the main principles of revenue recognition under ASC 606. Because the ASU does not apply to revenue associated with financial instruments (including loans), it did not have a material impact on the elements of the Company’s Consolidated Statements of Operations most closely associated with financial instruments (such as interest income and interest expense). All other revenue streams in the scope of the new standard were not material. The Company adopted this standard as of January 1, 2018 using a modified retrospective approach. The adoption of this standard did not require any adjustments to the opening balance of retained earnings as of January 1, 2018.

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force), which requires that the statement of cash flows include restricted cash in the beginning and end-of-period total amounts shown on the statement of cash flows and that the statement of cash flows explain changes in restricted cash during the period. The Company adopted this standard as of January 1, 2018 using a retrospective approach. The impact of this adoption was disclosure only for periods presented on the Company’s Statements of Cash Flows.

The adoption of the following ASUs did not have an impact on the Company’s business, financial position or results of operations.

•	ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, as amended

•	ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments

•	ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory

•	ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business

•

ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets

•	ASU 2017-07, Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

•	ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting

•	ASU 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118

Recently Issued Accounting Guidance, Not Yet Adopted Within Our Condensed Consolidated Financial Statements

In February 2016, the FASB issued ASU 2016-02, Leases. The new pronouncement improves the transparency and comparability of financial reporting around leasing transactions and more closely aligns

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

accounting for leases with the recently issued International Financial Reporting Standard. The pronouncement affects all entities that are participants to leasing agreements. From a lessee accounting perspective, the ASU requires a lessee to recognize assets and liabilities on the balance sheet for operating leases and changes many key definitions, including the definition of a lease. The ASU includes a short-term lease exception for leases with a term of twelve months or less, in which a lessee can make an accounting policy election not to recognize lease assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases, using classification criteria that are substantially similar to the previous guidance. For lessees, the recognition, measurement, and presentation of expenses and cash flows arising from a lease have not significantly changed from previous GAAP. From a lessor accounting perspective, the guidance is largely unchanged, except for targeted improvements to align with new terminology under lessee accounting and with the updated revenue recognition guidance in Topic 606. For sale-leaseback transactions, for a sale to occur the transfer must meet the sale criteria under the new revenue standard, ASC 606. Entities will not be required to reassess transactions previously accounted under then existing guidance. Additionally, the ASU includes additional quantitative and qualitative disclosures required by lessees and lessors to help users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 is effective for fiscal years beginning after December 31, 2018, and interim periods within those fiscal years. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply as well as transition guidance specific to nonstandard leasing transactions. The Company is currently evaluating the provisions of ASU 2016-02 to determine the potential impact the new standard will have on the Company’s consolidated financial statements. It is expected that assets and liabilities will increase based on the present value of remaining lease payments for leases in place at the adoption date; however, this is not expected to be material to the Company’s results of operations or financial position. The Company continues to identify a complete inventory of arrangements containing a lease and accumulating the lease data necessary to apply the guidance. We will continue to review contracts up through the effective date and may identify additional leases or leases embedded in arrangements that will be within the scope of the new guidance.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses, which changes the criteria under which credit losses are measured. The amendment introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to establish credit loss estimates. The guidance will be effective for the fiscal year beginning after December 15, 2019, including interim periods within that year. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows; however, it is expected that the new CECL model will alter the assumptions used in calculating the Company’s credit losses, given the change to estimated losses for the estimated life of the financial asset, and will likely result in material changes to the Company’s credit and capital reserves.

In addition to those described in detail above, the Company is also in the process of evaluating the following ASUs and does not expect them to have a material impact on the Company’s business, financial position, results of operations or disclosures:

•

ASU 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting (a consensus of the Emerging Issues Task Force) 13

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

•	ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities

•

ASU 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception

•	ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting

•	ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement

Net Income Per Unit

Exeter Finance LLC has omitted earnings per unit due to the limited number of LLC unit holders for the periods presented.

Note 3: Loan Receivables and Allowance for Credit Losses

Loan Receivables, Net

Loan receivables, net include loans individually acquired, unearned fees, net, and the allowance for credit losses.

Loan receivables are:

•	Classified as held for investment and consist of individually acquired loans;

•	Collateralized by first liens on vehicle titles and Exeter has the right to repossess the vehicle in the event the consumer borrower defaults on the terms of the contract;

•

Purchased from dealers generally without recourse, and accordingly, the dealer has no liability to Exeter if the consumer borrower defaults on the contract, if originated in compliance with the agreement between Exeter and the dealer; and

•	Generally pledged under the Company’s warehouse facility or securitization transactions.

Unearned fees, net: Depending upon the loan structure and consumer credit attributes, Exeter may pay dealers a premium or may charge dealers a non-refundable acquisition fee when purchasing individual loans.

•	Amortization of premiums, non-refundable acquisition fees and other origination costs are recognized as adjustments to the yield of the related loan receivable using the effective interest method; and

•	While we estimate future voluntary principal prepayments in the calculation of the effective interest yield, we do not estimate future involuntary principal prepayments.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Loan receivables held for investment, net ($ thousands)	September 30, 2018	December 31, 2017
	(unaudited)
Gross receivables (UPB)	$3,879,110	$3,264,820
Unearned fees, net:
Unearned fees / discount	(93,256)	(87,881)
Deferred origination costs	20,263	19,886

Unearned fees, net	(72,993)	(67,995)

Loan receivables carrying value	3,806,117	3,196,825
Allowance for credit losses	(260,788)	(217,606)

Total loan receivables, net of allowance for credit losses	$3,545,329	$2,979,219

Number of outstanding contracts at period end	270,708	231,062
Average $ balance of outstanding loan ($ dollars)	$14,329	$14,130
Allowance for credit losses as a percentage of loan receivables, carrying value	6.85%	6.81%
Allowance for credit losses and unearned fees, net as a percentage of gross receivables balance	8.60%	8.75%

Allowance for Credit Losses

Credit performance reports are used to track portfolio performance at various levels of detail, including in total, by origination channel and by vintage. Key borrower credit application data, including credit bureau score information, contract structures and terms are monitored on a regular basis to evaluate performance trends that may result from changing demographics of the loan portfolio.

The Company’s credit risk management department regularly reviews the performance of the portfolio on an origination vintage basis to evaluate and revise loss estimates as warranted due to changes in the credit performance of the loans in the portfolio. Utilizing all of the information above, the Company establishes an allowance for credit losses that is deemed appropriate to cover credit losses for approximately the next twelve months.

The total allowance for credit losses includes a general and specific (TDR) allowance for credit losses:

•

General allowance: Estimated credit losses on individually acquired loans not classified as TDR are based on delinquency status, historical loss experience, estimated values of underlying collateral (when applicable) and various economic factors.

•

Specific (TDR) impairment: Once a loan has been classified as a TDR, impairment is measured based on the present value of expected future cash flows at the TDR loan’s original effective interest rate, considering all available evidence, including collateral values and estimated costs to sell.

•	A loan that has been classified as a TDR remains so until it is liquidated through payoff or charge-off.

•	The Company has no commitment to loan additional funds to anyone identified with a TDR account.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The tables below present the total credit losses.

Total allowance for credit losses	Nine Months Ended September 30,
($ thousands)	2018	2017
	(unaudited)
Balance at beginning of period	$217,606	$225,573
Provision for credit losses	275,338	241,594
Charge-offs	(411,717)	(392,177)
Recoveries	179,561	167,824

Balance at end of period	$260,788	$242,814

Credit Quality Drivers

FICO® Distribution at loan origination: The credit risk profile of the Company’s loans by FICO® distribution, determined at origination, as of September 30, 2018 and December 31, 2017 was as follows:

FICO® distribution at origination for loan portfolio	September 30, 2018	December 31, 2017
<500	13.5%	11.7%
500-539	21.7%	22.3%
540-599	42.2%	43.9%
600-659	18.9%	18.3%
>660	3.7%	3.8%

Total	100.0%	100.0%

Interest income recognition and non-performing loans: We recognize interest income on an accrual basis except when we believe the collection of principal and interest in full is not reasonably assured, which generally occurs when a loan is more than 60 days past due, in bankruptcy, or we have repossessed the collateral. A loan is considered past due if a full payment of principal and interest is not received within one month of its due date.

Loans are classified as non-performing when they are greater than 60 days past due as to contractual principal or interest payments. At the time a loan is placed in non-performing status, previously accrued and uncollected interest is reversed against interest income. A non-accrual loan may be returned to accrual status when the collectibility of principal and interest in full is reasonably assured. Upon a loan’s return to accrual status, all previously reversed interest income is recognized.

Delinquent loans: Loans are considered delinquent when more than 10% of a contractually scheduled payment has not been received by the scheduled payment date, in bankruptcy, or we have repossessed the collateral. Delinquencies may vary from period to period based upon the average age or seasoning of the portfolio, seasonality within the calendar year and economic factors. Due to the Company’s target customer base, a relatively high percentage of accounts become delinquent at some point in the life of a contract and there is a high rate of account movement between current and delinquent status in the portfolio.

Extensions: We have historically treated a fourth extension as a concession as a practical expedient in applying our 10% concession policy. A loan that subsequently goes into payment default (defined as greater than 60 days past due) as the result of being delinquent would be indicative of a debtor experiencing financial

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

difficulties. Therefore, considering these factors together, we have determined that the fourth payment extension granted by us on a loan will be considered a TDR and the loan would be impaired, when those loans are also 60 days delinquent at the same time or subsequent to receiving the fourth payment extension. Effective January 1, 2018, the Company implemented an enhanced process for calculating when the cumulative effect of the payment extensions granted results in a delay that is more than insignificant. This enhancement replaced the application of four extensions as a proxy for a more than insignificant delay with a quantitative analysis of whether the delay in timing or the amount of restructured payments exceeds 10% of the term or the balance of the loan at the time of the most recent modification, performed on a loan by loan basis. The change has not resulted in a material variance in the Company’s assessment of loan modifications as potential TDRs, as compared to the TDR assessment performed using the fourth extension as a proxy. No interest or principal is forgiven on an extension to a borrower and therefore, there are no additional financial effects of extended loans upon subsequently becoming classified as TDRs.

Bankruptcies: Loans in Chapter 13 bankruptcy which have an interest rate or principal adjustment as part of a confirmed bankruptcy plan are considered TDRs. Accounts in Chapter 13 bankruptcy would have already been placed on nonaccrual; thus, there are no additional financial effects of these loans becoming classified as TDRs.

The table below presents delinquent loans, loans in bankruptcy, and nonaccrual loans as a percentage of loans acquired individually UPB at period-end.

Delinquent loans, loans in bankruptcy, nonaccrual loans, and loans in repossession	September 30, 2018		December 31, 2017
($ thousands)	$ Loans	% UPB	$ Loans	% UPB
	(unaudited)
Gross receivables (UPB)	$3,879,110	100.0%	$3,264,820	100.0%
Delinquent loans:
Principal delinquent 31-60 days past due	378,851	9.8%	345,776	10.6%
Principal delinquent over 60 days past due	231,125	6.0%	223,833	6.9%

Total delinquent loans	609,976	15.7%	569,609	17.4%
Loans in bankruptcy	82,973	2.1%	82,173	2.5%

Total delinquent loans and loans in bankruptcy	$692,949	17.9%	$651,782	20.0%

Nonaccrual loans	$314,098	8.1%	$306,006	9.4%
Loans in repossession	38,004		36,522

Troubled Debt Restructuring

Loan modifications: Loan modifications are considered a TDR if both of the following two factors exist:

•	The modification constitutes a concession; and

•	The debtor is experiencing financial difficulties.

Loan impairment: Loans that are classified as TDRs are assessed for impairment in the aggregate as the contracts represent individually immaterial loan receivables.

TDR interest income: Consistent with the Company’s policy on non-performing loans, TDRs are placed on nonaccrual status when the account becomes past due more than 60 days, and returns to accrual status when the account is contractually 60 days or less past due.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Income recognized on TDR loans during the periods and accrued interest on TDR accounts at period-end:

TDR income recognized and accrued	Nine Months Ended September 30,
($ thousands)	2018	2017
	(unaudited)
Finance charge income recognized	$28,091	$18,364
Interest accrued on TDR accounts at period-end	1,131	1,049

Total recorded investment in TDRs, net of Allowance for TDR-related Loan Losses at period-end:

Total recorded investment in TDRs ($ thousands)	September 30, 2018		December 31, 2017
	Loans	% UPB	Loans	% UPB
	(unaudited)
Gross receivables (UPB)	$201,367	100.0%	$204,851	100.0%
Unearned discount	(2,696)	(1.3)%	(2,323)	(1.1)%
Unamortized origination costs	599	0.3%	610	0.3%

TDR balance outstanding	199,270	99.0%	203,138	99.2%
Accrued interest	1,131	0.6%	1,049	0.5%

Total recorded investment in TDRs	200,401	99.5%	204,187	99.7%
Specific impairment for TDR-related loan losses	(52,837)	(26.2)%	(55,169)	(26.9)%

Total recorded investment in TDRs, net of specific impairment	$147,564	73.3%	$149,018	72.7%

Allowance as a % of TDR balance outstanding	26.5%		27.2%

The following table shows changes in recorded investment in TDRs during the nine months ended September 30, 2018 and 2017. The amounts reflected as charge-offs represent loans modified as a TDR that subsequently defaulted during the nine month period.

Change in total recorded investment in TDRs	Nine Months Ended September 30,
($ thousands)	2018	2017
	(unaudited)
Balance at beginning of period	$204,187	$169,935
New TDR’s	127,653	130,586
Charge-offs	(87,431)	(75,873)
Paydowns	(44,008)	(28,543)

Balance at end of period	$200,401	$196,105

TDR loans with extensions of the contractual maturity date and bankruptcies at period-end:

TDR loans with extensions of contractual maturity	September 30, 2018		December 31, 2017
($ thousands, except number of loans)	Loans	%	Loans	%
	(unaudited)
Extension of contractual maturity date	$169,956	84.8%	$173,341	84.9%
Bankruptcy-related accounts	30,445	15.2%	30,846	15.1%

Total recorded investment in TDRs	200,401	100.0%	204,187	100.0%
Specific impairment for TDR-related loan losses	(52,837)		(55,169)

Total recorded investment in TDRs, net of specific impairment	$147,564		$149,018

Number of loan accounts classified as TDR	18,678		17,489

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Performing and non-performing TDR recorded investment at period-end:

TDR recorded investment in performing and non-performing loans	September 30, 2018		December 31, 2017
($ thousands)	Loans	%	Loans	%
	(unaudited)
Current on payments due (performing loans)	$99,743	49.8%	$37,933	18.6%
31-60 days past due (non-performing loans)	9,961	5.0%	32,710	16.0%
Greater than 60 days past due (non-performing loans)	90,697	45.2%	133,544	65.4%

TDR recorded investment in performing and non-performing loans	$200,401	100.0%	$204,187	100.0%

In comparison to the unpaid principal balance of TDR loans for the periods presented in the table above, the following table represents the total unpaid TDR principal balance, average unpaid TDR principal balance, and number of loan accounts classified as TDR at each loan’s initial TDR event date, for the periods presented. This comparison represents the continued performance of TDR loans subsequent to their initial classification as such:

Initial TDR event date summary	September 30, 2018		December 31, 2017
($ thousands, except number of loans)	Loans	%	Loans	%
	(unaudited)
Extension of contractual maturity date	$202,981	76.7%	$199,341	77.5%
Bankruptcy-related accounts	61,784	23.3%	57,812	22.5%

TDR principal balance at event	$264,765	100.0%	$257,153	100.0%

Number of loan accounts classified as TDR at event	18,677		17,489
Average principal balance at event	$14.2		$14.7

Note 4: Variable Interest Entities

The Company transfers loans into newly formed Trusts which then issue one or more classes of notes payable backed by the loan collateral. The Company’s continuing involvement with these Trusts is in the form of servicing the assets and through holding a residual interest in the Trusts. These transactions are structured without recourse. Warehouse facilities generally also utilize Trusts that are considered VIEs.

The Trusts are considered Variable Interest Entities (“VIEs”) under U.S. GAAP and are consolidated because the Company has:

•	Power over the significant activities of the entity; and

•	An obligation to absorb losses or the right to receive benefits from the VIE, which are potentially significant to the VIE.

All of the Trusts are separate legal entities and the collateral and other assets held by these subsidiaries are legally owned by them and are not available to other creditors.

The Company retains servicing for loans transferred to the Trusts and receives a monthly servicing fee on the outstanding principal balance. Supplemental fees, such as late charges, for servicing the loans are reflected in fee income.

•	As of September 30, 2018 and December 31, 2017, the Company was servicing $3.8 billion and $3.0 billion, respectively, of gross loans that have been transferred to consolidated Trusts.

•	Loans that were ineligible to be transferred to the consolidated trust remain unpledged.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

At the time of a securitization, the Company and third-parties transfer loans in an amount equal to a specified percentage over the principal amount of outstanding debt issued (overcollateralization) and also establish a cash reserve, creating the Trust’s initial credit enhancement. The amount of credit enhancement increases over time as excess cash flows generated by the Trusts are used to pay down outstanding debt in the Trusts until the targeted overcollateralization percentage level has been reached. Once the targeted percentage level of the loans is reached and maintained, excess cash flows generated by the Trusts are released to the Company as distributions from the Trusts.

The table below summarizes the cash flows received from consolidated securitization trusts during the nine months ended September 30, 2018 and 2017:

Cash flows received from consolidated securitization trusts ($ thousands)	Nine Months Ended September 30,
	2018	2017
	(unaudited)
New initial pool securitized	$1,728,574	$1,474,687

Net proceeds from new securitizations (a)	$129,951	$199,552
Cash received for servicing fees for all consolidated securitization trusts (b)	74,220	62,262
Distributions from trusts for all consolidated securitization trusts (b)	118,364	76,470

Total cash received from securitization trusts	$322,535	$338,284

(a)	This amount is net of the net proceeds used to repay the Company’s warehouse facility.
(b)	These amounts are eliminated in the accompanying Condensed Consolidated Statements of Cash Flows because the cash flows are between the Company and VIEs included in the consolidation.

Note 5: Repossessed Vehicle Inventory and Other Assets, Net

Repossessed vehicle inventory and other assets, net as of September 30, 2018 and December 31, 2017 were as follows:

Repossessed vehicle inventory and other assets, net ($ thousands)	September 30, 2018	December 31, 2017
	(unaudited)
Interest receivable on loan receivables	$52,425	$45,733
Repossessed vehicle inventory, net	24,835	22,376
Loan payments receivable in process	11,931	9,941
Prepaid expenses and insurance	4,900	1,960
Prepaid software licensing fees, net	2,160	1,822
Tax receivables:
Sales and use tax receivable	2,486	2,486
State tax receivable	170	828
Federal income tax receivable	9	9
Other	4,284	1,666

Total repossessed vehicle inventory and other assets, net	$103,200	$86,821

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6: Debt

Outstanding debt as of September 30, 2018 and December 31, 2017 was as follows:

Debt summary (a) ($ thousands)	September 30, 2018	December 31, 2017
	(unaudited)
Securitization notes payable (b)	$3,010,046	$2,451,007
Unamortized debt issuance costs	(13,827)	(12,778)
Original issuance discount	(825)	(1,021)

Securitization notes payable, net	$2,995,394	$2,437,208

Warehouse facility	$354,600	$282,300
Unamortized debt issuance costs (c)	(7,688)	(5,972)

Warehouse facility, net	$346,912	$276,328

Short term borrowing rate at period end (d)	3.62%	3.27%

Senior notes	$175,000	$200,000
Unamortized debt issuance costs	—	(1,164)
Original issuance discount	—	(1,381)

Senior notes, net	$175,000	$197,455

(a)	The Company was in compliance with the covenants of each of its debt instruments for the nine months ended September 30, 2018 and year ended December 31, 2017.
(b)

Securitization notes payable includes multiple tranches of notes issued by the consolidated VIEs that are held by third parties, including $37.4 million and zero of non-principal protected notes at September 30, 2018 and 2017, respectively, which does not obligate the Company to return a stated amount of principal at maturity, but instead requires a return based on the performance of the underlying loan receivables collateral.

(c)	Unamortized debt issuance costs for the warehouse facility is shown as an asset in the Condensed Consolidated Balance Sheets.
(d)	Excludes the undrawn warehouse facility fee which is based on a graduated scale multiplied by the undrawn facility balance.

Securitization notes payable, net: Interest expense is paid monthly to security holders from cash flows received from the underlying pool of loans. Debt issuance costs are amortized over the terms of the related securitization notes payable using a method that approximates the effective interest method. Amortization of premium or accretion of discount on acquired securitization notes payable is also amortized using a method that approximates the effective interest method over the estimated remaining life of the acquired notes and is included in interest expense in the Condensed Consolidated Statements of Operations.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Exeter has completed 19 securitizations since its first transaction in 2012 and currently has 14 securitizations outstanding in the market. The tables below present securitization notes payable by issuance vintage as of September 30, 2018 and December 31, 2017:

	September 30, 2018
($ thousands)	Maturity Date (a)	Original Note Amounts	Original Weighted Average Interest Rate (b)	Balance of Receivables Pledged as Collateral	Note Balance (c)
2018	May 2021—August 2025	$1,650,000	3.21%-4.17%	$1,499,715	$1,385,378
2017	March 2021—October 2024	1,400,000	3.23%-3.83%	884,515	786,680
2016	July 2020—July 2023	1,100,000	3.59%-4.87%	447,314	396,130
2015	June 2019—October 2022	1,350,000	3.17%-4.00%	309,872	277,898
2014	August 2018—April 2021	1,000,000	2.64%-3.14%	137,030	126,604

Total		$6,500,000		$3,278,446	$2,972,690

	December 31, 2017
($ thousands)	Maturity Date (a)	Original Note Amounts	Original Weighted Average Interest Rate (b)	Balance of Receivables Pledged as Collateral	Note Balance (c)
2017	March 2021—October 2024	$1,400,000	3.23%-3.83%	$1,223,404	$1,119,561
2016	July 2020—July 2023	1,100,000	3.59%-4.87%	640,552	566,420
2015	June 2019—October 2022	1,350,000	3.17%-4.00%	462,241	411,056
2014	May 2018—April 2021	1,650,000	2.64%-3.14%	327,833	300,791
2013	October 2017—August 2020	900,000	2.66%-3.81%	57,229	53,179

Total		$6,400,000		$2,711,259	$2,451,007

(a)	Maturity dates represents legal final payment date for the first and last class of issued bonds.
(b)	Original weighted average interest rate is calculated using the weighted average life of each class of notes.
(c)	Amounts in the securitization notes payable table exclude debt issuance costs, non-principal protected notes, and original issue discounts.

Warehouse Facility: The Company maintains a $1.75 billion warehouse facility with four banks that matures in June 2021. Collateral for the warehouse facility consists of loans pledged as collateral. The credit facility contains reporting and performance covenants including various financial ratios and tests as well as various collateral requirements. Interest expense is paid monthly based on a borrowing spread plus a funding benchmark as follows:

•	For two banks, the funding benchmark is the greater of the bank’s commercial paper rate or one month LIBOR.

•	For the other two banks, the funding benchmark is one month LIBOR.

Debt issuance costs are amortized into interest expense on a straight-line basis over the term of the warehouse facility.

Senior note, net: In June 2018, the Company issued $175.0 million of unsecured quarterly senior notes, due in June 2023, with a stated interest rate of 8.75%. Debt issuance costs are amortized over the terms of the related senior notes payable using a method that approximates the effective interest method.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In July 2018, the Company redeemed and exchanged $87.6 million and $112.4 million of its $200.0 million unsecured senior note, respectively. The unsecured senior note had a stated interest rate of 9.75%, that was originally scheduled to mature in May 2019. During the nine months ended September 30, 2018, we recognized a $1.8 million loss on the early extinguishment of debt related to the write-off of unamortized debt issuance costs and original issuance discount.

Note 7: Equity-Based Compensation

In 2011 and subsequent dates, members of Exeter management were granted profits interest units (“PIUs”) in Enzo Parent, LLC with Time-Based (“Time-Based”) and performance-based (“IRR-Based”) conditions for “services rendered or to be rendered” to Enzo Parent, LLC or its subsidiaries. The performance condition is based on Blackstone members achieving a minimum 8% internal rate of return (“IRR”) with respect to their investment in Exeter. IRR is calculated based upon the amount and timing of all capital contributions made and all cash distributions and fees received by the Blackstone members or their affiliates.

PIU Plan activity:

In 2014, Enzo Parent, LLC issued a new type of profits interest units referred to as “Additional Profits Interest Units.”

In 2015, Enzo Parent, LLC canceled all Additional Profits Interest Units and, on the same date, issued a new type of profits interest units referred to as “Management New Time-Based Profits Interest Units.”

In the first quarter of 2016, the Board of Directors of Exeter approved the 2016 Profits Interest Units Plan (“2016 PIU Plan”). The 2016 PIU Plan units participate in cash distributions above a distribution threshold equivalent to the estimated fair value of Exeter on the grant date.

In the third quarter of 2016, the Board of Directors of Exeter approved the modification of the overall equity-based compensation plan for existing Exeter employees by replacing the Time-Based, IRR-Based and Management New Time-Based units with 2016 PIU Plan units.

The impact of the PIU plan modification in the third quarter of 2016 was as follows:

•

Exeter accounted for the modification as a modification of awards pursuant to ASC 718, Stock Compensation, treating the exchange as a cancellation of the original units accompanied by the concurrent grant of replacement units.

•

Following the plan modification, only 3.4 million Time-Based units and 1.5 million IRR-Based units remain outstanding, all which are held by former employees of Exeter. There are no Management New Time-Based units outstanding at September 30, 2018 and 2017, respectively.

•

Once the performance condition associated with the 2016 PIU Plan is deemed probable, the fair value of the modified awards is subsequently recognized as expense over the remaining term of the outstanding units, including a catch-up expense for the percent of the vesting period to date.

PIU Plan vesting conditions:

•

Time-Based units become earned units evenly over five years (20% per year) on the anniversary of the grant date. Earned units are subject to performance conditions to become vested units. All Time-Based units will become earned units upon a change of control of Enzo Parent, LLC or Exeter.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

•	IRR-Based units vest under the same performance conditions as Time-Based units, but do not contain explicit service conditions.

•

2016 PIU Plan units are vested evenly over four years (25% per year) in accordance with the terms of the PIU agreement. 2016 PIU units are also subject to an implicit performance condition in the form of a liquidity event for Blackstone members or their affiliates. All 2016 PIU Plan units will become vested units upon a change of control of Enzo Parent, LLC or Exeter.

PIU Plan accounting:

•	In accordance with ASC 718-10-25-06, Stock Compensation, the Time-Based, IRR-Based and 2016 PIU Plan units are classified as equity and Exeter accounts for these units under the fair value method.

•	The PIU fair value is fixed on the grant date and not remeasured unless the award is subsequently modified.

•

At September 30, 2018, Exeter has determined it is not probable that the performance conditions for the Time-Based and IRR-Based units will be achieved and, as such, is not recognizing compensation expense for the vesting of these units. The performance condition for the Time-Based and IRR-Based units is achieved if Blackstone members or their affiliates meet a minimum 8.0% internal rate of return (“IRR”) with respect to their investment in Exeter. IRR is calculated based upon the amount and timing of all capital contributions made and all cash distributions and fees received by the Blackstone members or their affiliates. Exeter will record compensation expense for the vested portion of these units once the achievement of the performance condition is deemed probable.

•

Following the Company’s April 30, 2017 LLC conversion, Exeter determined it was probable that the implicit performance conditions for the 2016 PIU Plan units would be achieved and, accordingly, recognized cumulative life-to-date compensation expense for the vesting of these units. We use the graded-vesting method to recognize compensation expense over the requisite service period for each separately vesting tranche of the 2016 PIU awards as though the awards were, in substance, multiple awards. Our determination that the implicit performance condition would be met was prompted by our LLC conversion (described in Note 8 “Income Taxes”) as Enzo Parent, LLC subsequently began to make tax distributions to certain common and 2016 PIU Plan unit holders. These tax distributions qualify as a distribution for purposes of achieving the 2016 PIU Plan implicit performance condition.

•

In determining the probability of meeting the implicit performance condition, Exeter only considered probable tax distributions from the Company and did not factor in an Initial Public Offering or a change of control or other liquidity events as such events have not been consummated as of September 30, 2018. Additionally, Exeter considered the probable timing of distributions, which affects the calculation of IRR-based performance measures.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

A summary of the Time-Based Unit activity for the period from December 31, 2017 to September 30, 2018 is presented below:

($ and Units in thousands)	Time-Based Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2017	3,430	$591
Granted	—	—
Forfeited	—	—
Cancelled	—	—

Outstanding, September 30, 2018	3,430	$591

Unvested shares expected to vest after September 30, 2018	3,430	$591

A summary of the IRR-Based Unit activity for the period from December 31, 2017 to September 30, 2018 is presented below:

($ and Units in thousands)	IRR-Based Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2017	1,517	$250
Granted	—	—
Forfeited	—	—
Cancelled	—	—

Outstanding, September 30, 2018	1,517	$250

Unvested shares expected to vest after September 30, 2018	1,517	$250

A summary of the 2016 PIU Plan Unit activity for the period from December 31, 2017 to September 30, 2018 is presented below:

($ thousands)	2016 PIU Plan Units	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2017	10,000	$13,302
Granted	483	988
Forfeited	(447)	(511)
Called	(280)	(339)

Outstanding, September 30, 2018	9,756	$13,440

Unvested shares expected to vest after September 30, 2018	2,578	$3,309

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The table below presents the number of PIU Plan units outstanding, fair value at issuance, and fair value of vested units outstanding as of September 30, 2018.

PIU Fair Value at Issuance and Fair Value Vested ($ and Units in thousands)	September 30, 2018
	No. Units	$ Fair Value at Issuance	$ Fair Value Vested
Time-Based Units:
8% Time-Based Units	1,143	$230	$—
15% Time-Based Units	1,143	205	—
25% Time-Based Units	1,143	156	—

Total Time-Based Units	3,429	591	—
IRR-Based Units	1,517	250	—
2016 PIU Plan Units	10	12,206	10,131

Total Units Outstanding	4,956	$13,047	$10,131

PIU units issued and vested is defined as achieving both time-based vesting as well as a probable likelihood of meeting explicit vesting conditions as discussed above.

The fair value of each unit granted for the nine months ended September 30, 2018 was estimated using an option pricing model with the following assumptions:

Option Pricing Model Assumptions for 2016 PIU Plan Grants	Nine Months Ended September 30, 2018
Expected dividends	—
Expected volatility	54%
Risk-free interest rate	1.93%
Expected term	2.50 years

Note 8: Income Taxes

April 30, 2017 LLC Conversion

On April 30, 2017, Exeter Finance Corp. converted from a Texas C corporation to a Delaware limited liability company (“LLC”) and changed its name to Exeter Finance LLC.

Exeter Finance Corp. conversion a taxable liquidation: The conversion of Exeter Finance Corp. was treated for federal income tax purposes as a taxable liquidation. Owners of Enzo Parent, LLC, the parent of Exeter Finance Corp. and Exeter Finance LLC, recognized a capital loss for U.S. federal income tax purposes as a result of the taxable liquidation. Enzo Parent, LLC is referred to as “Parent.”

Exeter Finance Corp. taxable loss for January 1, 2017 through April 30, 2017: Exeter Finance Corp. realized a taxable loss of $49.0 million for the period January 1, 2017 through April 30, 2017, and elimination of unused net operating loss carryforwards of $77.0 million at April 30, 2017.

Exeter Finance LLC treated as a partnership for income tax purposes: Beginning May 1, 2017, Exeter Finance LLC is treated as a partnership for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by the respective owners of Parent’s LLC units (referred to as “LLC unit holders”) and profits interest units (“PIU”) Plan unit holders (referred to as “PIU Plan holders”).

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Taxable income allocation to PIU Plans: Exeter Finance LLC taxable income or loss is also passed through to current and former Exeter management members that were granted PIUs in accordance with the terms of the Parent’s limited liability company agreement (“Parent Operating Agreement”).

•

2016 PIU Plan: In April 2017, current Exeter management that were granted PIUs as part of the 2016 profits interest units Plan (“2016 PIU Plan”) contributed all of their PIUs to a new entity, Enzo PIU Holdings, L.P., in return for profit interest units in the new entity, thereby causing Enzo PIU Holdings, L.P. to become the holding company for all 2016 PIU Plan PIUs. Enzo PIU Holdings, L.P. is allocated 15.75% of Exeter Finance LLC taxable income or loss on all vested and unvested 2016 PIU Plan PIUs in accordance with the terms of the PIU grants.

•

Time-based and IRR-based PIU Plans: Former Exeter management that were granted PIUs as part of the Time-based and IRR-based PIU Plans are allocated Exeter Finance LLC taxable income in accordance with terms of their PIU grants.

Tax distributions to LLC unit holders and PIU Plan holders: Beginning in June 2017, in accordance with the Parent Operating Agreement and to the extent not otherwise limited by law or contract, Parent began to make quarterly tax distributions to certain LLC unit holders and PIU Plan holders who elected to receive such distributions.

•	The tax distributions were to reimburse LLC unit holders and PIU Plan holders for the majority of the income tax liability arising from the Exeter Finance LLC taxable income allocated to them.

•	Any tax distribution received by LLC unit holders and PIU Plan holders will ultimately be repaid from future distributions when, and if, they occur.

Income Tax Expense (Benefit)

Beginning May 1, 2017, Exeter Finance LLC is treated as a partnership for income tax purposes and any taxable income or loss generated by Exeter Finance LLC is passed through to and reported by the respective owners of Parent’s LLC units and PIU Plan unit holders. On May 1, 2017, the Company executed a global identification statement pursuant to Internal Revenue Code Section 475 (“IRC §475”) that allows it to use fair value, instead of book value, as its tax basis for all loans.

For periods prior to May 1, 2017, the Company was a C corporation for income tax purposes. Income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates was recognized in operations in the period that included the enactment date.

On August 1, 2016, the Company executed a global identification statement pursuant to Internal Revenue Code Section 475 (“IRC §475”) that allows it to use book value, instead of fair value, as its tax basis for loans originated between August 1, 2016 and December 31, 2016.

On July 29, 2016, the Company filed an accounting method change with the Internal Revenue Service to change its tax treatment of loans which allows the Company to use fair value as its tax basis. The IRS approved

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

the accounting method change in December of 2016. This method change encompasses loan origination volume from 2007 through July 2016. Concurrent with the filing of the Company’s 2016 Federal income tax return in 2017, the Company filed for an income tax refund of $32.0 million related to this accounting method change for the 2014, 2015, and 2016 tax years which it received in 2017.

Uncertain Tax Positions

The guidance concerning accounting and disclosure for uncertain tax positions requires the Company to determine whether it is more likely than not that a tax position will not be sustained upon examination by the appropriate taxing authority.

Based on our evaluation, management has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements or adjustments to deferred tax assets and related valuation allowance at September 30, 2018, or December 31, 2017. The Company does not anticipate any significant liabilities for uncertain tax positions to arise in the next twelve months.

Income Tax Audits

The Company files income tax returns with the U.S. federal government and numerous state and local jurisdictions. The statute of limitations for audit is three years for the U.S. federal income tax return and varies between three and six years for state and local jurisdictions.

As of the date of this report, the Company is under audit for the following jurisdictions and tax years:

•	Federal income tax for tax years 2014-2016

•	New York for tax years 2015 through April 30, 2017

Note 9: Fair Value Disclosures

The accounting guidance for fair value measurements and disclosures defines fair value, establishes a framework for measuring fair value, and sets forth disclosure requirements regarding fair value measurements. This guidance applies whenever other accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or, in the absence of a principal market, in the most advantageous market for the asset or liability.

We use fair value measurements for the initial recording of certain assets and liabilities and periodic remeasurement of certain assets and liabilities on a recurring or non-recurring basis.

Fair Value Measurements

The accounting guidance for fair value measurements and disclosures establishes a three-level fair value hierarchy that prioritizes the inputs into the valuation techniques used to measure fair value. The levels of the fair value hierarchy are defined as follows in priority order:

•	Level 1—inputs to the valuation techniques are based on quoted prices in active markets for identical assets or liabilities.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

•	Level 2—inputs to the valuation techniques are based on observable inputs other than quoted prices in active markets for identical assets or liabilities.

•	Level 3—one or more inputs to the valuation technique are unobservable and significant to the fair value measurement.

We use quoted market prices and valuation techniques that seek to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs. Our inputs are based on the assumptions a market participant would use in valuing the asset or liability. Assets and liabilities are classified in their entirety within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Valuation Processes And Controls Over Fair Value Measurements

We designed our control processes so that our fair value measurements are appropriate and reliable, that they are based on observable inputs where possible, and that our valuation approaches are consistently applied and the assumptions and inputs are reasonable. Our control processes provide a framework for segregation of duties and oversight of our fair value methodologies, techniques, validation procedures, and results.

Groups within our Finance and Risk divisions, independent of our business functions, execute and validate the valuation processes and are responsible for determining the fair values of the majority of our financial assets and liabilities. In determining fair value, we consider the credit risk of our counterparties in estimating the fair values of our assets and our own credit risk in estimating the fair values of our liabilities.

Use of Third-Party Pricing Data in Fair Value Measurement

Our valuation techniques for debt use, either directly or indirectly, data provided by third-party pricing services or dealers. The techniques used by these pricing services to develop the prices generally are either:

•	A comparison to transactions involving instruments with similar collateral and risk profiles, adjusted as necessary based on specific characteristics of the asset or liability being valued; or

•	Industry-standard modeling, such as a discounted cash flow model.

The prices provided by the pricing services reflect observations and assumptions related to market activity, including risk premiums and liquidity adjustments. The models and related assumptions used by the pricing services and dealers are owned and managed by them and, in many cases, the significant inputs used in the valuation techniques are not reasonably available to us. However, we have an understanding of the processes and assumptions used to develop the prices based on our ongoing due diligence. We believe that the procedures executed by the pricing services, combined with our internal verification and analytical procedures, provide assurance that the prices used in our financial statements comply with the accounting guidance for fair value measurements and disclosures and reflect the assumptions that a market participant would use in pricing our assets and liabilities. The price quotes we receive are non-binding both to us and to our counterparties.

Valuation Techniques

The table below contains a description of the valuation techniques we use for fair value measurement and disclosure, the significant inputs used in those techniques (if applicable), and the classification within the fair value hierarchy.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Each technique discussed below may not be used in a given reporting period, depending on the composition of our assets and liabilities measured at fair value and relevant market activity during that period.

Financial Instrument	Fair Value Measurement Valuation Technique	Fair Value Classification
Assets:
Cash, cash equivalents and restricted cash	The carrying value of cash and cash equivalents and restricted cash is considered to be a reasonable estimate of fair value since these investments bear interest at market rates, have maturities of less than 90 days, and generally involve negligible credit risk.	Level 1

Loan receivables, net	The fair value of loans is estimated based upon the forecast of future cash flows from the outstanding loan unpaid principal balance at period end discounted using a market participant rate. The forecast includes items such as prepayment, extensions, delinquencies, recoveries, charge-offs and fee income assumptions.	Level 3

Liabilities:
Non-principal protected notes	The fair value of non-principal protected notes issued by consolidated VIEs is estimated by discounting future net cash flows expected to be settled using a current market participant risk-adjusted rate.	Level 3

Senior notes, net	The fair value of the senior notes is estimated using discounted cash flows based on current borrowing rates available to the Company for debt with characteristics similar to the existing senior notes.	Level 3

Warehouse facility	The warehouse facility has variable rates of interest based primarily on LIBOR that re-prices each month; there are no indicators for change in the Company’s market spread and therefore, carrying value is considered to be a reasonable estimate of fair value.	Level 3

Securitization notes payable, net	The fair value of securitization notes payable are based on quoted market prices, when available. If quoted market prices are not available, the market value is estimated by discounting future net cash flows expected to be settled using a current risk-adjusted rate.	Level 3

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Fair Value of Financial Instruments

Estimated fair values, carrying values and various methods and assumptions used in valuing the Company’s financial instruments at September 30, 2018 and December 31, 2017 are as follows:

Fair Value Measurement		September 30, 2018		December 31, 2017
($ thousands)	Level	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
		(unaudited)
Assets:
Cash and cash equivalents	1	$17,714	$17,714	$12,862	$12,862
Restricted cash	1	283,690	283,690	251,720	251,720
Loan receivables, net	3	3,545,329	3,699,572	2,979,219	3,059,136
Liabilities:
Non-principal protected notes	3	$37,357	$37,346	$—	$—
Senior notes, net	3	175,000	169,068	197,455	200,123
Warehouse facility	3	354,600	354,600	282,300	282,300
Securitization notes payable, net	3	2,958,037	2,963,620	2,437,208	2,465,633

As required by ASC 820-10, Fair Value Measurement—Overall, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which the Company’s investments have been classified, the Company has assessed factors including, but not limited to, discounted cash flow models utilizing prepayment and loss assumptions.

There were no transfers between levels for instruments carried at fair value on a recurring basis.

Financial Instruments Measured at Fair Value on a Nonrecurring Basis

The following table presents the Company’s assets and liabilities that are measured at fair value on a nonrecurring basis at September 30, 2018 and December 31, 2017, and are categorized using the fair value hierarchy:

Nonrecurring Fair Value Measurements ($ thousands)	Fair Value Measurements at September 30, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Lower of Cost or Fair Value Expense for the Nine Months Ended September 30, 2018
Other assets—vehicles (a)	$24,835	$—	$24,835	$—	$—

	Fair Value Measurements at December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Lower of Cost or Fair Value Expense for the Nine Months Ended December 31, 2017

Other assets—vehicles (a)	$22,376	$—	$22,376	$—	$—

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(a)	The Company estimates the fair value of its vehicles, which are obtained through repossession, using historical auction rates and current market levels of used car prices.

Note 10: Employee Benefit Plans

On January 1, 2007, the Company began sponsoring a qualified 401(k) profit sharing plan covering substantially all employees who have attained age 18.

Effective April 1, 2015, the waiting period for new hires was waived. Employees are eligible to participate in the Exeter 401(k) Profit Sharing Plan on the first day of the month following their hire date.

For the nine months ended September 30, 2018, the Company made discretionary matching contributions of 100% up to a maximum of 4% of each employee’s annual compensation.

For the nine months ended September 30, 2017, the Company made discretionary matching contributions of 25% up to a maximum of 3% of each employee’s annual compensation. These employer matching contributions, which were non-forfeitable in 2018 and net of forfeitures in 2017, for the nine months ended September 30, 2018 and 2017 are shown in the table below.

401(k) Profit Sharing Plan Employer Matching Contributions	Nine Months Ended September 30,
($ thousands)	2018	2017
	(unaudited)
401(k) matching contributions	$1,441	$390

The Company had no employee stock option or stock purchase plans during the nine months ended September 30, 2018 and 2017.

Note 11: Commitments and Contingencies

Leases: The Company leases certain equipment and office facilities for various terms under long-term, non-cancelable operating lease agreements which expire on various dates through 2024. Some of the leases contain provisions for future rent increases, free rent periods, or periods in which rent payments are reduced (abated), and tenant allowances. The total amount of rental payments due over the lease term is charged to rent expense on the straight-line method over the term of the lease. Although some leases provide for renewal options, the renewals were not considered in the calculation of the straight-line rent. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is reflected as a separate line item in the accompanying Condensed Consolidated Balance Sheets.

Deferred Rent ($ thousands)	September 30, 2018	December 31, 2017
	(unaudited)
Deferred rent	$5,325	$6,133

Rent Expense	Nine Months Ended September 30,
($ thousands)	2018	2017
	(unaudited)
Rent expense	$1,881	$1,874

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In 2015, the Company centralized and consolidated its loan origination network resulting in restructuring expenses associated with severance costs, remaining commitments on leases due to the closure of facilities, and various other costs. Certain of the amounts included within the minimum lease payments schedule below have been accrued within the restructuring liability for closed branches related to the consolidation of the loan origination network.

Future minimum lease payments under operating leases as of September 30, 2018 are as follows:

($ thousands)	(unaudited)
2018	$1,023
2019	3,980
2020	3,028
2021	2,741
2022	2,809
Thereafter	2,524

Total minimum rental payments under operating leases	$16,105

Other Contractual Obligations: Contractual obligations related to our operating, lease obligations, warehouse facility, securitization notes payable, and senior note at September 30, 2018:

Contractual Obligations ($ thousands)	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating lease obligations	$16,105	$4,064	$6,008	$5,333	$700
Warehouse facility	354,600	—	354,600	—	—
Securitization notes payable (a)	$2,972,690	1,225,169	1,265,541	442,841	39,139
Senior note (b)	175,000	—	—	175,000	—
Contractual interest on warehouse facility, securitization notes payable, and senior note (c)	358,359	146,342	161,977	49,197	843

Total contractual obligations	$3,876,754	$1,375,575	$1,788,126	$672,371	$40,682

(a)	Amounts shown for securitization notes payable exclude debt issuance costs of $13.8 million, non-principal protected notes of $37.4 million, and original issue discounts of $0.8 million.
(b)	In June 2018, the senior notes were repaid and refinanced in part with the issuance of an 8.75% senior note due June 2023.
(c)	Assumes LIBOR of 2.26% at September 30, 2018.

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash equivalents and restricted cash. The Company’s cash equivalents and restricted cash represent investments in highly-rated securities placed through various major financial institutions.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table shows the percentage of UPB by state concentration.

Concentrations of credit risk based on loan unpaid principal balance (a)	September 30, 2018	December 31, 2017
	(unaudited)
Texas	12.3%	12.0%
Georgia	9.9%	8.9%
California	9.8%	9.8%
Florida	7.1%	7.5%
Illinois	5.6%	5.4%
All other	55.3%	56.4%

Total concentrations of credit risk	100.0%	100.0%

(a)	Percentage of unpaid principal balance of loans by borrower state

Litigation: The Company is involved in various legal matters arising in the normal course of business which typically relate to its consumer finance activities, including its collection practices. Some of the pending matters purport to be class actions, and certain legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We establish reserves for legal claims when payments associated with the claims become probable and the payments can be reasonably estimated. The ultimate outcome of these matters cannot presently be determined, but management believes the resolution of the matters will not have a material effect on the accompanying condensed consolidated financial statements of the Company.

Self-Insurance accrual: The Company maintains a self-funded insurance plan for the employee group health insurance plan. The insurance accruals are based on claims filed and estimates of claims incurred but not reported and are developed by management with assistance from a third-party claims administrator. The insurance accruals are influenced by past claims experience factors, which have a limited history. If the Company experiences insurance claims or costs above or below its historically evaluated levels, estimates could be materially affected. The Company maintains stop loss coverage with third party insurers to limit individual claim exposure on its employee health benefit program.

Insurance Accrual ($ thousands)	September 30, 2018	December 31, 2017
	(unaudited)
Self-insurance accrual—included in accrued liabilities	$743	$754

General Regulatory Matters: The U.S. lending industry is highly regulated under various U.S. Federal laws, including the Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, Servicemembers Civil Relief Act, and Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as various state laws. The Company is subject to inspections, examinations, supervision, and regulation by each state in which Exeter is licensed, the Bureau of Consumer Financial Protection (“BCFP”), and the Federal Trade Commission. The Company is also periodically involved in reviews, investigations, and proceedings (both formal and informal), and information-gathering requests, by various government offices and agencies, including the BCFP, the U.S. Department of Justice (“DOJ”), various state agencies and state attorneys general. These examinations, inquiries and proceedings could result in, among other things, substantial fines, penalties or changes in business practices that require the Company to incur substantial costs. However, the Company is unable to determine at this time what, if any, impact it may have on the Company’s Condensed Consolidated Balance Sheets or Statements of Operations.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12: Related Party Transactions

Professional Fees Paid By Exeter To Enzo Parent, LLC (Parent)

Exeter paid a total of $1.8 million per year to two equity partners of Parent for advisory services in January 2018 and 2017, respectively. These fees are amortized into professional fees ratably over the year and are included in other operating expenses in the Condensed Consolidated Statements of Operations.

Tax Distributions Subsequent To April 30, 2017 LLC Conversion

In accordance with the Parent Operating Agreement, and to the extent not otherwise limited by law or contract, Parent made tax distributions to certain of its common holders and PIU Plan holders who elected to receive such distributions starting in June 2017 following the April 30, 2017 LLC conversion.

Tax distributions: Tax distributions were to reimburse common holders and PIU Plan holders for the majority of their income tax liability arising from the Exeter Finance LLC taxable income allocated to them. Any tax distribution received by common holders and PIU Plan holders will ultimately be repaid from future distributions when, and if, they occur.

Exeter Finance LLC made cash disbursements to Parent immediately prior to Parent’s subsequent cash disbursement to the common holders and 2016 PIU Plan holders.

The table below summarizes tax distributions for the nine months ended September 30, 2018.

Tax Distributions ($ thousands)	September 30, 2018
Tax distributions to Parent as shown on the Condensed Consolidated Statements of Equity and discussed in Note 8 “Income Taxes”	$58,813

Note 13: Pro Forma Financial Information (Unaudited)

Unaudited pro forma financial information has been presented to disclose pro forma income tax expense and pro forma net income attributable to Exeter Finance Corporation, the registrant in the accompanying registration statement of which this prospectus forms a part. Pursuant to certain reorganization transactions (the “Reorganization Transactions”) described in the registration statement, interests in Exeter Finance LLC will be acquired by Exeter Finance Corporation, a newly formed Delaware corporation. Exeter Finance Corporation will be treated as a C corporation for tax purposes and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma provision for income taxes has been disclosed as if the Reorganization Transactions had been completed on January 1, 2017.

Unaudited pro forma financial information reflects an adjustment to the provision for income taxes to reflect an effective tax rate of 25%, which was calculated using the U.S. federal income tax rate and the highest statutory rates applied to income apportioned to each state and local jurisdiction. This tax rate has been applied to the portion of income before income taxes that represents the economic interest in Exeter Finance LLC that will be held by Exeter Finance Corporation upon consummation of the Reorganization Transactions, but before the application of the proceeds of the offering.

EXETER FINANCE LLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Unaudited pro forma net income per share has been computed to give effect to the number of shares of Class A common stock of Exeter Finance Corporation outstanding upon consummation of the Reorganization Transactions, but before the offering. The pro forma unaudited net income per share has been prepared using pro forma net income, as described above, which reflects the pro forma effects on provision for income taxes, and the allocation of pro forma net income between non-controlling interests.

($ thousands, except share-related amounts)	September 30, 2018
Unaudited pro forma financial information
Income before income taxes	$
Pro forma provision for income taxes

Pro forma net income
Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Exeter Finance	$

Pro forma net income per share of Class A common stock:
Basic	$

Diluted	$

Pro forma weighted average shares outstanding of Class A common stock:
Basic

Diluted

Note 14: Subsequent Events

On October 23, 2018, the Company completed the Exeter Automobile Receivables Backed Trust (“EART”) 2018-4 securitization which had an original note amount of $550 million, maturity of July 2025, and weighted average interest rate of 4.17%. Proceeds from the securitization were primarily used to reduce the outstanding balance of the Company’s warehouse facility.

On December 19, 2018, the Company disbursed $9.9 million to Parent related to 2018 tax distributions as discussed in Note 12 “Related Party Transactions.”

On December 20, 2018, the Company received $4.9 million in cash proceeds from the sale of previously charged-off loans in the secondary auto loan market. The proceeds received were applied as recoveries against the allowance for credit losses.

On December 31, 2018, the Company received $128.4 million in cash proceeds for the sale of outstanding loans in the secondary auto loan market. The net carrying balance of these loans was $122.1 million. A gain of $6.3 million was recorded on this sale.

There were no other subsequent events to report between September 30, 2018 and the date these condensed consolidated financial statements were available to be issued.

                    Shares

Exeter Finance Corporation

Class A Common Stock

PRELIMINARY PROSPECTUS

Citigroup	Wells Fargo Securities

                    , 2019

Through and including     (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than the underwriting discount, payable by us in connection with the sale of the securities being registered hereby. All amounts shown are estimates except the SEC registration fee and the Financial Industry Regulatory Authority filing fee.

Other Expenses of Issuance and Distribution ($ thousands)	$ Amount to be Paid
SEC registration fee		$12,500
FINRA filing fee		15,500
Listing fee			(a)
Transfer agent’s fees			(a)
Printing and engraving expenses			(a)
Legal fees and expenses			(a)
Accounting fees and expenses			(a)
Blue Sky fees and expenses			(a)
Miscellaneous			(a)

Total Other Expenses of Issuance and Distribution	$		(a)

(a)	To be completed by amendment

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will contain such a provision.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Our amended and restated certificate of incorporation will contain such a provision.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers for certain liabilities incurred by them, including liabilities under the Securities Act, and the Exchange Act. We pay the entire premium of this policy.

We intend to enter into indemnification agreements with each of our directors and officers that provide the maximum indemnity allowed to directors and officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

•

In connection with the transactions described under “Organizational Structure—Reorganization Transactions” in the accompanying prospectus, the Company will issue an aggregate of                  shares of its Class B Common Stock to the existing members of Enzo Parent, LLC. The shares of Class B Common Stock described above will be issued for nominal consideration in reliance on the exemption contained in Section 4(a)(2) of the Securities Act of 1933 on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)	Financial Statement Schedules

None.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

•

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

•

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

•	The undersigned registrant hereby undertakes that:

a.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

b.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement (a)

3.1	Form of Amended and Restated Certificate of Incorporation (a)

3.2	Form of Amended and Restated By-Laws (a)

4.1	Specimen Class A common stock certificate (a)

4.2	Note Purchase Agreement, dated as of June 29, 2018, by and among Exeter Finance LLC, the Guarantors named therein and CPPIB Credit Investments III Inc. (a)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (a)

10.1	Form of Amended and Restated Limited Liability Company Agreement of Exeter Finance LLC (a)

10.2	Form of Tax Receivable Agreement, by and among Exeter Finance Corporation, Exeter Finance LLC and certain holders described therein (a)

10.3	Form of Registration Rights Agreement, by and among Exeter Finance Corporation and certain holders described therein (a)

10.4	Stockholders’ Agreement, dated as of , 2019 among Exeter Finance Corporation and the Other Parties Thereto(a)

10.5	Severance and Non-Compete Agreement, dated February 14, 2016 and Amended on April 29, 2017, by and between Exeter Finance LLC and Jason Grubb (a)(b)

10.6	Severance and Non-Compete Agreement, dated February 11, 2017 and Amended on April 29, 2017, by and between Exeter Finance LLC and Brad Nall (a)(b)

10.7	Severance and Non-Compete Agreement, dated February 14, 2016 and Amended on April 29, 2017, by and between Exeter Finance LLC and Brad Martin (a)(b)

10.8	Severance and Non-Compete Agreement, February 28, 2014 and Amended on April 29, 2017, by and between Exeter Finance LLC and Steven Zemaitis (a)(b)

10.9	Amended and Restated Severance and Non-Compete Agreement, July 1, 2011 and Amended on April 29, 2017, by and between Exeter Finance LLC and Walter Evans (a)(b)

10.10	Exeter Finance Corporation 2018 Omnibus Incentive Plan (a)(b)

10.11	Exeter Finance Corporation Senior Executive Annual Bonus Plan (a)(b)

10.12	Form of Award and Contribution Agreement, dated as of April 30, 2017, by and among Enzo PIU Holdings, LP (as successor-in-interest to Enzo PIU Holdings, LLC), the management member party thereto and, solely for purposes 5.2 thereof, Enzo Parent, LLC (a)(b)

10.13	Amendment No. 1 to the Form of Award and Contribution Agreement, dated as of September 22, 2017, by and among Enzo PIU Holdings, LP, the management member party thereto and, solely for purposes 5.2 thereof, Enzo Parent, LLC (a)(b)

10.14	Omnibus Profits Interest Unit Agreement, dated as of April 30, 2017, by and between Enzo Parent, LLC and Enzo PIU Holdings, LP (as successor-in-interest to Enzo PIU Holdings, LLC) (a)(b)

10.15	Amendment No. 1 to Omnibus Profits Interest Unit Agreement, dated as of September 22, 2017, by and between Enzo Parent, LLC and Enzo PIU Holdings, LP (a)(b)

10.16	Director Agreement, dated September 17, 2016, by and among Enzo Parent, LLC, Exeter Finance LLC, and Dan Henson (a)(b)

Exhibit Number	Description

10.17	Director Agreement, dated May 1, 2013, by and among Enzo Parent, LLC, Exeter Finance LLC, and Susan McFarland, as amended on February 28, 2014 (a)(b)

10.18	Advisory Fee Agreement, dated as of , 2019, between Exeter Finance LLC and Blackstone Management Partners LLC (a)

21.1	List of Subsidiaries of the Registrant (a)

23.1	Consent of KPMG LLP

23.2	Consent of KPMG LLP

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1) (a)

24.1	Power of Attorney (included in signature page)

(a)	To be filed by amendment.
(b)	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 8th day of January, 2019.

Exeter Finance Corporation

By:	/s/ Jason W. Grubb
Name: Jason W. Grubb
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jason W. Grubb and James B. Nall, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution for him in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and (ii) any registration statement or post-effective amendment thereto to be filed with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jason W. Grubb Jason W. Grubb	Chief Executive Officer (Principal Executive Officer)	January 8, 2019

/s/ James B. Nall James B. Nall	Chief Financial Officer, Executive Vice President (Principal Financial and Accounting Officer)	January 8, 2019

/s/ Brad L. Martin Brad L. Martin	Chief Operating Officer and President, Executive Vice President	January 8, 2019

/s/ Steven R. Zemaitis Steven R. Zemaitis	Chief Credit Officer	January 8, 2019

/s/ Daniel S. Henson Daniel S. Henson	Director	January 8, 2019

/s/ Martin J. Brand Martin J. Brand	Director	January 8, 2019

Signature	Title	Date

/s/ Kelly A. Wannop Kelly A. Wannop	Director	January 8, 2019

/s/ Susan R. McFarland Susan R. McFarland	Director	January 8, 2019

/s/ Lawrence E. Mock Lawrence E. Mock	Director	January 8, 2019